ARNOLD & PORTER LLP

Lily J. Lu
Lily_Lu@aporter.com

212.715.1307
212.715.1399 Fax

399 Park Avenue
New York, NY 10022-4690

05011995

October 21, 2005

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

RECEIVED
OCT 21 2005
198
MAIL PROCESSING SECTION

Re: Bull
File Number 82-4847

Ladies and Gentlemen:

On behalf of Bull, a French *société anonyme* (the "Company"), we are furnishing you with English translations, versions or summaries of the communications and materials listed in Annex A to this letter pursuant to Rule 12g3-2(b) (the "Rule") under the Securities and Exchange Act of 1934, as amended (the "1934 Act").

The enclosed information is being furnished to you under subparagraph (1)(iii) of the Rule with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject the Company to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the 1934 Act.

Please acknowledge receipt of this letter and the enclosed information by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

10/25

ARNOLD & PORTER LLP

Thank you for your attention to this matter. If you have any questions or require additional information, please contact the undersigned at (212) 715-1307.

Very truly yours,

Lily J. Lu

Enclosures

ANNEX A

List of Information Made Public, Distributed or Filed
by the Company

1. INFORMATION DISTRIBUTED UPON REQUEST TO SHAREHOLDERS IN CONNECTION WITH SHAREHOLDERS' MEETINGS

1.1. Joint Ordinary and Extraordinary General Shareholders' Meeting of May 25, 2004

1.1.1. Annual Report 2003

1.1.2. Management Report, draft resolutions proposed to the shareholders and supplemental report of statutory auditors [1]

1.2. Joint Ordinary and Extraordinary General Shareholders' Meeting of April 21, 2005

1.2.1. Annual Report 2004

1.2.2. Management Report, draft resolutions proposed to the shareholders and supplemental report of statutory auditors [2]

2. MATERIAL DISTRIBUTED TO REGISTERED SHAREHOLDERS

2.1. Joint Ordinary and Extraordinary General Shareholders' Meeting of May 25, 2004

2.1.1. Notice (avis de convocation) of the Joint Ordinary and Extraordinary General Shareholders' Meeting of May 25, 2004 (**in French only**)

2.1.2. Agenda to the Joint Ordinary and Extraordinary General Shareholders' Meeting of May 25, 2004 (**in French only**)[3]

---

[1] This Management Report is included in the Annual Report 2003, which is furnished under item 1.1.1; consequently, a separate English translation, version or summary of this Management Report is not enclosed.

[2] This Management Report is included in the Annual Report 2004, which is furnished under item 1.2.1; consequently, a separate English translation, version or summary of this Management Report is not enclosed.

[3] This Agenda to the Joint Ordinary and Extraordinary General Shareholders' Meeting of May 25, 2004 is included in the Notice (avis de convocation) of such meeting, which is furnished under item 2.1.1.

2.2. Joint Ordinary and Extraordinary General Shareholders' Meeting of April 21, 2005

2.2.1. Preliminary Notice (avis de réunion) in lieu of Notice (avis de convocation) of the Joint Ordinary and Extraordinary General Shareholders' Meeting of April 21, 2005 (**in French only**)

2.2.2. Agenda to the Joint Ordinary and Extraordinary General Shareholders' Meeting of April 21, 2005

2.2.3. Letter dated April 21, 2005 of the Chairman and Chief Executive Officer of the Company to the shareholders in which the Chairman and Chief Executive Officer of the Company reports to the shareholders with respect to developments in 2004 for the Company, including the closing of the financial restructuring of the Company, and thanks the shareholders. (**in French only**)

2.2.4. Information memorandum regarding the share repurchase program of the Company submitted to the shareholders for consideration and approval at the Joint Ordinary and Extraordinary General Shareholders' Meeting of April 21, 2005, which information memorandum received approval no. 05-206 dated April 1, 2005 of the Autorité des marchés financiers (the "AMF")

3. INFORMATION PUBLISHED IN THE BULLETIN DES ANNONCES LEGALES OBLIGATOIRES ("BALO")

3.1 Financial Information

3.1.1 First quarter 2004 consolidated turnover

3.1.2 Consolidated financial statements and proposed distribution of profits for 2003 [4]

3.1.3 Certification of statutory auditors of consolidated financial statements of the Company for 2003[5]

---

[4] This information is included in the Annual Report 2003, which is furnished under item 1.1.1; consequently, a separate English translation, version or summary of this information is not enclosed.

[5] This information is included in the Annual Report 2003, which is furnished under item 1.1.1; consequently, a separate English translation, version or summary of this information is not enclosed.

3.1.4 Second quarter 2004 consolidated turnover

3.1.5 2004 interim consolidated financial statements, management report and certification of statutory auditors

3.1.6 Third quarter 2004 consolidated turnover[6]

3.1.7 Fourth quarter 2004 consolidated turnover

3.1.8 Consolidated financial statements and proposed distribution of profits for 2004 [7]

3.1.9 Certification of statutory auditors of consolidated financial statements of the Company for 2004[8]

3.1.10 First quarter 2005 consolidated turnover

3.2 Materials Published in Connection with Shareholders' Meetings

3.2.1 Notice (avis de convocation) of Joint Ordinary and Extraordinary General Shareholders' Meeting of May 25, 2004[9]

3.2.2 Preliminary Notice (avis de réunion) in lieu of Notice (avis de convocation) of Joint Ordinary and Extraordinary General Shareholders' Meeting of April 21, 2005[10]

4. INFORMATION RELEASED TO THE PARIS STOCK EXCHANGE

(The annual reports, which are the documents de référence filed with the Paris Stock Exchange, are listed above. The avis de réunion and avis de convocation, which are published in the BALO, are listed above.)

[6] This information is included in the fourth quarter consolidated turnover, which is furnished under item 3.1.7; consequently, a separate English translation, version or summary of this version is not enclosed.

[7] This information is included in the Annual Report 2004, which is furnished under item 1.2.1; consequently, a separate English translation, version or summary of this information is not enclosed.

[8] This information is included in the Annual Report 2004, which is furnished under item 1.2.1; consequently, a separate English translation, version or summary of this information is not enclosed.

[9] This notice is furnished under item 2.1.1.

[10] This notice is furnished under item 2.2.1.

5. MATERIAL CONCERNING SECURITIES OFFERINGS

5.1. Documents relating to the OCEANE Bond exchange offer

5.1.1. Note d'information with respect to the OCEANE Bond exchange offer, which note d'information received approval no. 04-576 dated June 9, 2004 of the AMF

5.1.2. Summary of the note d'information described in item 5.1.2 above (**in French only**)

5.1.3. Advertisement regarding the OCEANE Bond exchange offer (**in French only**)

6. PRESS RELEASES

6.1. Title: Bull announces the NGate7 Media Gateway Controller to meet growing demand for the Telco VoIP market
Date : April 19, 2004

6.2. Title: Bull announces NovaScale® 2040 Blade Server
Date: April 19, 2004

6.3. Title: Bull NovaScale® 5080 server sets new performance levels on Two-tier SAP® Sales and Distribution (SD) Standard Application Benchmark on an 8-processor platform Running Microsoft® Windows®
Date: April 21, 2004

6.4. Title: Bull Germany and the National Office for Security partner on IT Safety
Date: April 26, 2004

6.5. Title: Banco Sabadell selects Bull to ensure business service continuity
Date: April 28, 2004

6.6. Title: Board Meeting
Date: May 24, 2004

6.7. Title: Bull Shareholders Meeting approved the accounts for fiscal year 2003 and the recapitalisation plan
Date: May 26, 2004

6.8. Title: Bull extends its NovaScale® range with the announcement of large NovaScale® 6000 and NovaScale® 9000 servers
Date: June 15, 2004

6.9. Title: Public exchange offer and capital increase
Date: June 17, 2004

6.10. Title: Bull partner of the "Villette Numérique"
Date: June 23, 2004

6.11. Title: T-Com chooses Bull Evidian software to deploy a Single-Sign-On infrastructure for 100,000 users
Date: June 29, 2004

6.12. Title: Bull NovaScale® servers set a world record in performance
Date: July 2, 2004

6.13. Title: Bull and SAS team up in business intelligence
Date: July 5, 2004

6.14. Title: Dassault Aviation Designs its Falcon 7X business jet on a virtual platform made secure by Bull
Date: July 6, 2004

6.15. Title: BANQIT & Bull form a Sales Co-operation agreement whereby Bull will distribute BANQIT self-service product range
Date: July 8, 2004

6.16. Title: Board of Directors meeting
Date: July 12, 2004

6.17. Title: Bull reinforces its Escala range with four new AIX™ servers based on Power5 technology
Date: July 13, 2004

6.18. Title: Bull announces the availability of the EMC CLARiiON AX100 on its Escala servers
Date: July 13, 2004

6.19. Title: Bull joins Novell Technology Partner Programme in OEM agreement
Date: September 13, 2004

6.20. Title: Bull NovaScale® Servers at the heart of a World First in Cryptography
Date: September 28, 2004

6.21. Title: E-government : The citizen is to be at the heart of the future administration information systems
Date: September 29, 2004

6.22. Title: Lenovo, the 1st Chinese IT player, will market Bull NovaScale servers
Date: October 9, 2004

6.23. Title: Bull to train Chinese engineers in the framework of the ParisTech Program
Date: October 11, 2004

6.24. Title: Co-operation Agreement in China in Information Technologies between CEA, STMicroelectronics, Bull and the Chinese Ministry of Science and Technology (MOST)
Date: October 11, 2004

6.25. Title: Bull enhances its Escala range with two high-end AIX servers based on Power5 technology
Date: October 15, 2004

6.26. Title: Bull enhances its Escala range with two high-end AIX servers based on Power5 technology
Date: October 18, 2004

6.27. Title: Bull enhances its Express5800 range of servers with four mid-range servers
Date: October 22, 2004

6.28. Title: 1st half 2004 results: Bull exceeds its operational profitability objectives (EBIT: Euro 20.1 million)
Date: October 29, 2004

6.29. Title: Bull launches the first universal security key for the digital economy
Date: November 2, 2004

6.30. Title: Bull announces MetaPKI, a software suite for security and electronic transactions
Date: November 2, 2004

6.31. Title: Bull announces the availability of NovaScale® servers running the new Intel® Itanium® 2 processors
Date: November 9, 2004

6.32. Title: Spain's Castilla La Mancha University chooses Bull's NovaScale servers to boost scientific research
Date: November 9, 2004

6.33. Title: Bull, DataDirect Networks, Quadrics and Cluster File Systems announce unmatched I/O performance of Bull's high performance solutions with the Lustre file system
Date: November 9, 2004

6.34. Title: OSDL and Bull Cooperate on Open Source POSIX test suite
Date: November 24, 2004

6.35. Title: Bull and Novadata, a key IT manufacturer in Brazil, announce a major business and technology agreement
Date: November 25, 2004

6.36. Title: Atempo Time Navigator certified for Bull NovaScale servers
Date: November 29, 2004

6.37. Title: Board of Directors meeting
Date: December 2, 2004

6.38. Title: IEG Pensions adopts Intel® Itanium® 2 and Xeon processor-based Bull servers to manage 150,000 pensions portfolios
Date: December 6, 2004

6.39. Title: SICAE-OISE entrusts Bull with the outsourcing of its SAP® applications
Date: December 6, 2004

6.40. Title: Bull has been selected by CEA to provide their next generation of supercomputer, the most power computer in Europe and one of the fastest in the world
Date: December 7, 2004

6.41. Title: Bull warrants holders
Date: December 8, 2004

6.42. Title: Bull Evidian and Oracle strengthen partnership on Identity and Access Management
Date: January 12, 2005

6.43. Title: Finalisation of Bull recapitalisation process
Date: January 19, 2005

6.44. Title: Seznam chooses Bull NovaScale® blade servers
Date: January 31, 2005

6.45. Title: Oceanes Bond holders General Meeting (ISIN Code: FR0000181034)
Date: January 31, 2005

6.46. Title: Dassault-Aviation chooses Bull NovaScale® servers to host its High Performance Computing applications
Date: February 4, 2005

6.47. Title: Bull announces the NovaScale 2021 Blade server
Date: February 4, 2005

6.48. Title: Bull enhances the entry-level of its Escala AIX / Power 5 technology-based servers
Date: February 8, 2005

6.49. Title: Bull announces Escala Essentials, the turnkey Unix infrastructure solutions, based on the Escala AIX Power 5 servers
Date: February 8, 2005

6.50. Title: Bull: 2004 results
Date: February 11, 2005

6.51. Title: Temporary modification of Bull Oceane bonds parity conversion (ISIN Code FR0000181034)
Date: February 11, 2005

6.52. Title: Jean-Pierre Barbéris joins Bull as General Manager of the services activities
Date: March 14, 2005

6.53. Title: Michel Lepert is appointed General Manager of the Products and Systems activities
Date: March 24, 2005

6.54. Title: Jean-François Leprince-Ringuet joins Bull as Managing Director of the International Telco Business Unit
Date: April 5, 2005

6.55. Title: Arkoon & Bull: alliance in firewalls
Date: April 14, 2005

6.56. Title: BULL Evidian Introduces OpenMaster 7.0
Date: April 26, 2005

6.57. Title: Bull announces the NovaScale® 9162 and 9322 servers
Date: April 28, 2005

6.58. Title: Statement by the Chairman and Chief Executive Officer of the Company, to which a copy of the press release described in item 6.59 below is attached.
Date: May 12, 2005

6.59. Title: Bull: 1st Quarter 2005 Revenue and 2005 Action Plan
Date: May 12, 2005

6.60. Title: SWsoft and Bull announce a worldwide agreement to resell the Virtuozzo Server Virtualization Software on Bull's Intel®-based servers
Date: May 20, 2005

6.61. Title: Bull announces NovaScale® 5085 and 6085 eight processor ultra compact servers
Date: May 20, 2005

6.62. Title: Bull Evidian launches "IDENTITY AND ACCESS MANAGEMENT NOW>" an initiative to boost the deployment of identity and access management in large organizations.
Date: May 24, 2005

6.63. Title: Bull Evidian announces its AccessMaster 7.0 software suite for Identity and Access Management
Date: May 24, 2005

6.64. Title: Philippe Lederman is appointed Chief Financial Officer of Bull
Date: May 26, 2005

6.65. Title: Bull NovaScale® 5160 server running an early version of Microsoft® SQL Server 2005 performs 12 865.4 QphH under the TPC-H benchmark at 1000 GB
Date: June 7, 2005

6.66. Title: Guy Gautron is appointed Chief Information Officer of Bull and Director of Real Estate and General Services
Date: June 9, 2005

6.67. Title: Matthew Foxton is appointed Communications Director of Bull
Date; June 13, 2005

6.68. Title: Oracle Sets World Record Performance on Bull NovaScale® 5160 server for a 16 CPU System on Windows with TPC-H One Terabyte Benchmark
Date: June 21, 2005

6.69. Title: The National Oceanography Centre (NOC) achieves new ocean simulation results using Bull's high performance computing solution
Date: June 21, 2005

6.70. Title: Bull and Fluent announce partnership to deliver Computational Fluid Dynamics solutions in the HPC market
Date: June 21, 2005

6.71. Title: Quadrics and Bull demonstrate exceptional performance on three-rail clusters
Date: June 22, 2005

6.72. Title: £10 million digital network boost for scottish schools
Date: June 29, 2005

6.73. Title: Micro Focus and Bull pursue their partnership for the distribution of Micro Focus Cobol solutions
Date: July 1, 2005

6.74. Title: Bull and Metilinx partner on infrastructure optimization and consolidation
Date; July 1, 2005

6.75. Title: Bull NovaScale® 5160 server sets a record breaking price/performance under the TPC-H benchmark running an early version of Microsoft® SQL Server 2005
Date: July 6, 2005

6.76. Title: Results for the first six months of 2005
Date: July 22, 2005

6.77. Title: Chunghwa Telecom, N°1 Telco in Taiwan, has selected Bull NovaScale blade servers running Linux®
Date: September 9, 2005

6.78. Title: Bull and HCL enter into strategic partnership
Date: September 13, 2005

6.79. Title: Bull helps Belgian National Register to renew its IT equipment
Date: September 14, 2005

6.80. Title: Bull is 'Back in business'
Date: September 19, 2005

6.81. Title; Bull Evidian acquires Enatel, specialized in enterprise single sign-on (E SSO)
Date: September 20, 2005

6.82. Title: Total, France's biggest quoted company, implements Bull Evidian Single Sign-On (SSO)
Date: September 20, 2005

6.83. Title; Bull and NEC enter into a new collaboration model
Date: September 26, 2005

6.84. Title: Regional Council of Bouches-du-Rhône chooses Bull to design and deploy its Ordina 13 project
Date: September 29, 2005

6.85. Title: Aquitaine Regional Council adopts new Business Intelligence solution combining Bull, Oracle and Business Objects offerings to manage its activities
Date: October 5, 2005

6.86. Title: Bull and SAP strengthen partnership
Date: October 13, 2005

BULL

Société anonyme au capital de 340 397 798 €.
Siège social : 68, route de Versailles, 78430 Louveciennes.
542 046 065 R.C.S. Versailles.

Avis de convocation

MM. les actionnaires de Bull sont convoqués en assemblée générale mixte, ordinaire et extraordinaire le 25 mai 2004, à 15 heures, à l'hôtel Concorde Lafayette (salons Concorde), 3, place du Général Koenig, 75017 Paris, à l'effet de délibérer sur l'ordre du jour suivant :
— Rapport du conseil d'administration ;
— Rapports des commissaires aux comptes.

Session ordinaire :
— Approbation du plan de recapitalisation, après avoir pris connaissance du rapport du conseil d'administration et du rapport des commissaires aux comptes ;
— Ratification de la convention de prêt subordonné signée avec l'Etat ;
— Approbation des comptes consolidés de l'exercice 2003 ;
— Approbation des comptes sociaux de l'exercice 2003 ;
— Affectation du résultat de l'exercice ;
— Approbation du rapport spécial des commissaires aux comptes (article L. 225-38 et suivants du Code de commerce) ;
— Renouvellement du mandat d'administrateur de M. Jean-Jacques Damlamian ;
— Renouvellement du mandat d'administrateur de M. Michel Davancens ;
— Renouvellement du mandat d'administrateur de M. David Jones ;
— Renouvellement du mandat d'administrateur de M. Kazahiko Kobayashi ;
— Renouvellement du mandat d'administrateur de M. Tadao Kondo ;
— Renouvellement du mandat d'administrateur de M. Théodore Schaffner ;
— Renouvellement du mandat d'administrateur de M. Gervais Pellissier ;
— Ratification de la nomination de M. Didier Pineau-Valencienne, coopté par le conseil d'administration du 31 mars 2004 ;
— Ratification de la nomination de M. Gilles Cosson, administrateur, coopté par le conseil d'administration du 1er avril 2004 ;
— Renouvellement du programme de rachat par la société de ses propres actions.

Session extraordinaire :
— Réduction du capital social à 1 701 988,99 € par réduction du nominal des actions de 2 € à 0,01 € ;
— Modification corrélative de l'article 6 des statuts relatif au « Capital social » ;
— Autorisation à donner au conseil d'administration d'augmenter le capital social d'un montant nominal maximum de 4 425 171,37 €, avec maintien du droit préférentiel de souscription des actionnaires à titre irréductible, au prix de 0,10 € par action ;
— Autorisation à donner au conseil d'administration d'augmenter le capital social d'un montant nominal maximum de 2 299 079,20 € réservée aux porteurs d'Océanes ayant apporté leurs titres à la première branche de l'offre publique d'échange présentée par la société, soit 20 actions pour 1 Océane ;
— Autorisation à donner au conseil d'administration pour émettre des actions à bons de souscription d'actions nouvelles, réservées aux porteurs d'Océanes de la société ayant apporté

leurs titres à la deuxième branche de l'offre publique d'échange présentée par le société, représentant une augmentation de capital d'un montant nominal maximum de 3 678 526,72 €, soit 16 actions et 16 bons de souscription d'actions pour 1 Océane ;
— Autorisation à donner au conseil d'administration d'émettre des actions et/ou des valeurs mobilières donnant accès au capital, avec maintien du droit préférentiel de souscription ;
— Autorisation à donner au conseil d'administration d'émettre des actions et/ou des valeurs mobilières donnant accès au capital, avec suppression du droit préférentiel de souscription ;
— Limitation du montant global des délégations d'augmentation de capital immédiate et/ou à terme avec et sans droit préférentiel de souscription, telles que visées aux deux points précédents ;
— Autorisation à donner au conseil d'administration d'augmenter le capital social en cas d'OPA ou d'OPE ;
— Autorisation à donner au conseil d'administration d'augmenter le capital social, dans la limite de 2 %, au profit des salariés du Groupe ;
— Autorisation à donner au conseil d'administration de consentir, dans la limite de 5 % du capital social, des options de souscription et/ou d'achat d'actions de la société, au profit des salariés et mandataires sociaux du Groupe ;
— Modification de l'article 16-1 des statuts, à l'effet de porter à 75 ans la limite d'âge de président du conseil d'administration ;
— Modification des articles 16-2 et 16-3 des statuts, à l'effet de porter à 75 ans la limite d'âge du directeur général et des directeurs généraux délégués ;
— Modification de l'article 13 des statuts relatif à la composition du conseil d'administration ;
— Harmonisation des articles 16-1 ; 20 ; 23 et 25 des statuts avec les récentes dispositions légales ;
— Délégation de pouvoirs pour accomplir les formalités.

Le texte du projet des résolutions présentées par le conseil d'administration à l'assemblée générale mixte des actionnaires du 25 mai 2004 est reproduit ci-après :

Décisions relevant de la compétence de l'assemblée générale ordinaire.

Résolution préliminaire (Résolution 0) (Approbation du plan de recapitalisation). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport des commissaires aux comptes, approuve le plan de recapitalisation tel qu'il lui a été présenté (le « Plan de Recapitalisation »).

Première résolution (Ratification de la convention de prêt subordonné signée avec l'Etat). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes en application de l'article L. 225-42 du Code de commerce, ratifie la convention de prêt subordonné signée avec l'Etat le 15 mars 2004.
L'Etat ne prend pas part au vote de cette résolution.

Deuxième résolution (Approbation des comptes consolidés de l'exercice 2003). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil

d'administration, et du rapport des commissaires aux comptes, approuve, dans toutes leurs parties, les comptes consolidés de l'exercice clos le 31 décembre 2003 se traduisant par un bénéfice de 4 052 000 €.

Troisième résolution (Approbation des comptes sociaux de l'exercice 2003). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport général des commissaires aux comptes, approuve, dans toutes leurs parties, les comptes sociaux de l'exercice clos le 31 décembre 2003 se traduisant par un bénéfice net comptable de 3 540 519,43 €.
En conséquence, elle donne à tous les administrateurs et aux commissaires aux comptes quitus complet et définitif de l'exécution de leur mandat pour l'exercice clos à cette date.

Quatrième résolution (Affectation du résultat de l'exercice). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration et après avoir constaté l'existence d'un bénéfice net comptable de 3 540 519,43 € pour l'exercice, décide d'affecter ce résultat au compte report à nouveau, celui-ci présentant, après cette affectation, un solde négatif, porté de – 1 160 709 589,01 € à – 1 157 169 069,58 €.
Il est rappelé qu'il n'a pas été distribué de dividende au titre des exercices clos les 31 décembre 2000, 31 décembre 2001 et 31 décembre 2002.

Cinquième résolution (Conventions réglementées). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes sur les conventions visées aux articles L. 225-38 et suivants du Code de commerce, approuve les termes et contenu de ce rapport.

Sixième résolution (Renouvellement du mandat d'administrateur de M. Jean-Jacques Damlamian). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de renouveler en qualité d'administrateur M. Jean-Jacques Damlamian, pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2006.

Septième résolution (Renouvellement du mandat d'administrateur de M. Michel Davancens). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de renouveler en qualité d'administrateur M. Michel Davancens, pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2006.

Huitième résolution (Renouvellement du mandat d'administrateur de M. David Jones). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de renouveler en qualité d'administrateur M. David Jones, pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2006.

Neuvième résolution (Renouvellement du mandat d'administrateur de M. Kazahiko Kobayashi). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de renouveler en qualité d'administrateur M. Kazahiko Kobayashi, pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2006.

Dixième résolution (Renouvellement du mandat d'administrateur de M. Tadao Kondo). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de renouveler en qualité d'administrateur M. Tadao Kondo, pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2006.

Onzième résolution (Renouvellement du mandat d'administrateur de M. Théodore Schaffner). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de renouveler en qualité d'administrateur M. Théodore Schaffner pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2006.

Douzième résolution (Renouvellement du mandat d'administrateur de M. Gervais Pellissier). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de renouveler en qualité d'administrateur M. Gervais Pellissier pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2006.

Treizième résolution (Ratification de la nomination de M. Didier Pineau-Valencienne en qualité de nouvel administrateur). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de ratifier la nomination en qualité d'administrateur M. Didier Pineau-Valencienne intervenue par le conseil d'administration du 31 mars 2004 pour la durée restant à courir du mandat de son prédécesseur (Mme Jeanne Seyvet), soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2004.

Quatorzième résolution (Ratification de la nomination de M. Gilles Cosson en qualité de nouvel administrateur). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de ratifier la nomination, en qualité d'administrateur, de M. Gilles Cosson intervenue par le conseil d'administration du 1er avril 2004 pour la durée restant à courir du mandat de son prédécesseur (M. Pierre Bonelli), soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2005.

Quinzième résolution (Programme de rachat d'actions par la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration autorise le conseil d'administration, conformément aux dispositions des articles L. 225-209 et

suivants du Code de commerce, à procéder à des rachats de ses propres actions, dans la limite de 10 % de son capital social soit dans la limite, actuellement, d'un maximum de 17 019 889 actions, par tous moyens, par intervention sur le marché ou de gré à gré, y compris par rachat de bloc d'actions de gré à gré ou autrement lors d'opérations hors marché et/ou par utilisation de tous instruments financiers dérivés ou autres négociés sur un marché réglementé ou de gré à gré (pouvant comprendre notamment, mais non limitativement, la mise en place de stratégies optionnelles telles que achat, vente d'options d'achat et de vente et toutes combinaisons de celles-ci), conformément à la réglementation en vigueur, en vue de les conserver et/ou, par tous moyens analogues à ceux visés ci-dessus, les céder, les transférer et/ou les affecter à un but ou une opération déterminée notamment, mais non limitativement, pour - (i) les céder, les prêter, les attribuer, les donner en garantie de quelque manière que ce soit pour permettre l'attribution et/ou l'acquisition d'actions de la société par les salariés et/ou mandataires sociaux de la société et/ou du groupe, dans le cadre de plans d'actionnariat salarié ou de plans d'épargne d'entreprise, de la participation ou de plans d'intéressement des salariés aux fruits et à l'expansion de l'entreprise, de plans d'achat d'actions au profit des salariés et/ou mandataires sociaux de la société et/ou du Groupe, et/ou pour - (ii) tous achats et/ ou vente d'actions, toutes remises d'actions en paiement, ou en échange, par voie d'offre initiée par la société ou autrement, dans le cadre de toutes opérations de croissance externe et/ou d'offre publique, et/ou pour - (iii) favoriser le débouclage de participations croisées et/ou, si nécessaire, faciliter ou permettre des opérations de réorganisation de la structure du capital, et/ou pour - (iv) intervenir si nécessaire, en contre-tendance, sur le marché de son titre aux fins de régularisation des cours, et/ou pour - (v) permettre la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit de quelque manière que ce soit à l'attribution d'actions de la société, et – (vi) plus généralement permettre ou faciliter toutes opérations de gestion patrimoniale, financières ou autres du capital ou des fonds propres. A cet effet, elle autorise le conseil d'administration à intervenir, pour racheter des actions de la société aux fins et dans les limites ci-dessus et aux conditions financières suivantes :

— Montant maximal global d'achat : 51 059 667 millions d'euros ;

— Prix de vente minimum par action : 0,10 € ;

— Prix d'achat maximum par action : 3 €.

L'assemblée générale confère tous pouvoirs au conseil d'administration, avec faculté de subdélégation à son président, pour la mise en œuvre de ce programme de rachat d'actions et toutes ses suites et conséquences directes et indirectes, notamment pour tous actes, conclure tous accords, passer tous ordres de bourse et accomplir toutes formalités nécessaires à la mise en œuvre de cette résolution.

L'assemblée générale donne par ailleurs tous pouvoirs au conseil avec faculté de subdélégation, à l'effet d'établir et diffuser la note d'information qui sera soumise à l'AMF après la décision du conseil de procéder au lancement effectif du programme de rachat, objet de la présente autorisation.

La présente autorisation pourra être utilisée à tout moment pendant la durée de sa validité y compris en période d'offre publique.

La présente délégation est valable pour une durée de dix-huit mois à compter de la présente assemblée et annule et remplace l'autorisation précédemment accordée par l'assemblée générale des actionnaires du 26 juin 2003.

Décisions relevant de la compétence de l'assemblée générale extraordinaire.

Seizième résolution (Réduction de capital par réduction du nominal des actions à un cent d'euro). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, décide de réduire le capital social de 340 397 798 € à 1 701 988,99 €, par réduction de la valeur nominale de chacune des 170 198 899 actions de 2 € à 0,01 €, et que cette réduction de capital s'imputera sur le compte « Report à nouveau » débiteur.

Dix-septième résolution (Modification corrélative de l'article 6 des statuts). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de modifier comme suit l'article 6 des statuts :
« Article 6. - Capital social (nouvelle rédaction) :
Le capital social est actuellement fixé à la somme de 1 701 988,99 € (un million sept cent un mille neuf cent quatre vingt huit euros et quatre vingt dix neuf cents), divisé en 170 198 899 (cent soixante dix millions cent quatre vingt dix huit mille huit cent quatre vingt dix neuf) actions de 0,01 € (un cent) de nominal chacune entièrement libérée, toutes de même catégorie. »

Dix-huitième résolution (Autorisation à donner au conseil d'administration de procéder à une augmentation du capital social, d'un montant nominal maximum de 4 425 171,37 €, par émission d'actions avec maintien du droit préférentiel de souscription des actionnaires). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et du plan de recapitalisation et après avoir pris acte de la réduction du capital décidée dans la seizième résolution :
1°) Approuve le projet d'augmentation de capital issu du plan de recapitalisation et décide en conséquence, d'augmenter le capital en numéraire d'un montant nominal maximum de 4 425 171,37 €, au prix de 0,10 € par action, représentant, prime d'émission incluse, une augmentation de capital maximum de 44 251 713,74 €, avec maintien du droit préférentiel de souscription des actionnaires, par émission, en une seule ou plusieurs fois, d'un nombre maximum de 442 517 137 actions nouvelles de 0,01 € nominal chacune, à souscrire à raison de 13 actions nouvelles pour 5 actions anciennes, qui conféreront aux titulaires les mêmes droits que les actions anciennes tant en France qu'à l'étranger.
2°) Conformément à l'article L. 225-129-III alinéa 2 du Code de commerce, délègue tous pouvoirs au conseil d'administration, avec faculté de subdélégation à son Président dans les conditions fixées par la loi, pour mettre en œuvre la présente autorisation, ouvrir la période de souscription dans les meilleurs délais, décider la suspension de l'exercice des droits d'attribution d'actions attachés aux titres émis par la société, procéder à l'émission des actions nouvelles, déterminer les dates et modalités de l'émission, arrêter les conditions de l'émission, fixer les montants à émettre, fixer la date de jouissance, même rétroactive, des actions à émettre, déterminer le mode de libération des actions, et, le cas échéant prévoir les conditions de leur rachat en bourse, procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation de l'émission et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin ou au placement de l'émission envisagée et constater l'augmentation de capital résultant de l'émission réalisée par l'usage de la présente délégation, modifier corrélativement les statuts et remplir toutes formalités nécessaires.
3°) Décide que les actionnaires pourront exercer, dans les conditions prévues par la loi, leur droit préférentiel de souscription à titre irréductible uniquement, et décide en conséquence que

si les souscriptions à titre irréductible n'ont pas absorbé la totalité de l'émission d'actions prévues, le conseil d'administration pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :
— Limiter l'augmentation de capital au montant des souscriptions sous la condition que celui-ci atteigne, au moins, les trois-quarts de l'augmentation de capital décidée ;
— Répartir librement tout ou partie des actions non souscrites ;
— Offrir au public tout ou partie des actions non souscrites,
pour permettre la réalisation de l'augmentation de capital dans les conditions prévues dans le plan de recapitalisation.
Conformément à l'article L. 225-129-IV du Code de commerce, l'assemblée générale autorise expressément, pour une durée comprise entre deux assemblées générales ordinaires annuelles, le conseil d'administration à augmenter le capital social dans les conditions ci-dessus définies même pendant une période d'offre publique d'achat (OPA) ou d'offre publique d'échange (OPE) sur les titres de la société.
Ces pouvoirs sont délégués au conseil d'administration avec faculté de subdélégation à son président, pour une durée maximale expirant le 31 décembre 2004.
L'assemblée générale décide que la mise en œuvre de la présente autorisation ne donnera pas lieu à une augmentation de capital au titre de l'article L. 225-129 VII du Code de commerce.

Dix-neuvième résolution (Autorisation à donner au conseil d'administration de procéder à une augmentation du capital social par émission d'actions sans droit préférentiel de souscription attribuées aux porteurs d'Océanes de la société ayant apporté leurs titres à la première branche de l'offre publique d'échange présentée par la société, soit 20 actions pour une Océane). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, et après avoir pris connaissance du rapport du conseil d'administration et du plan de recapitalisation, du rapport spécial des commissaires aux comptes et des termes et conditions de l'offre publique d'échange présentée par la société sur les obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes émises par la société en mai 2000, (les « Océanes »), approuve les termes et conditions de l'offre publique d'échange tels qu'ils lui ont été présentés dans le cadre du plan de recapitalisation (l'« Offre publique d'echange ») et notamment la première branche de celle-ci, à savoir la remise de 20 actions pour 1 Océane (la « Branche Principale »), et, conformément aux dispositions du Code de commerce, notamment de ses articles L. 225-129, L. 225-138 II notamment alinéa 2 et L. 225-148 :
1°) Décide que, compte tenu du nombre maximum d'Océanes pouvant exister au jour du dépôt de l'offre publique d'échange, le nombre maximal d'actions susceptibles d'être émises au titre de la présente autorisation et, en conséquence, de la branche principale de l'offre publique d'échange (sur la base de 20 actions pour 1 Océane) est de 229 907 920, soit une augmentation de capital d'un montant nominal maximal de 2 299 079,20 €.
2°) Autorise en conséquence le conseil d'administration à augmenter le capital de la société d'un montant nominal maximum de 2 299 079,20 €, par l'émission du nombre d'actions qu'il y aura lieu d'attribuer aux porteurs d'Océanes de la société qui auront apporté leurs titres à l'échange dans le cadre de la branche principale de l'offre publique d'échange.
3°) Supprime, en tant que de besoin, le droit préférentiel de souscription des actionnaires au bénéfice des porteurs d'Océanes de la société apportant leurs titres dans le cadre de l'offre publique d'échange.
4°) Donne tous pouvoirs au conseil d'administration, avec faculté de sub-délégation au Président dans les conditions fixées par la loi, pour mettre en oeuvre la présente autorisation, et notamment, pour déterminer le montant définitif de l'augmentation de capital au regard du nombre d'Océanes de la société apportées à la branche principale de l'offre publique

d'échange, procéder à l'émission des actions remises en échange, déterminer les dates et modalités définitives de l'émission, procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation de l'émission et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin de l'émission envisagée ainsi que de l'offre publique d'échange et constater l'augmentation de capital résultant de l'émission réalisée par l'usage de la présente délégation, modifier corrélativement les statuts et remplir toutes formalités nécessaires.
5°) Décide que cette autorisation prend effet ce jour pour une durée maximale expirant le 31 mars 2005.
L'assemblée générale décide que la mise en œuvre de la présente autorisation ne donnera pas lieu à une augmentation de capital au titre de l'article L. 225-129 VII du Code de commerce.

Vingtième résolution (Autorisation à donner au conseil d'administration d'émettre des actions à bons de souscription d'actions nouvelles réservées aux porteurs d'Océanes de la société ayant apporté leurs titres à la deuxième branche de l'offre publique d'échange présentée par la société, soit 16 actions et 16 bons de souscription d'actions pour une Océane). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, et après avoir pris connaissance du rapport du conseil d'administration et du plan de recapitalisation, du rapport spécial des commissaires aux comptes, des termes et conditions de l'offre publique d'échange présentée par la société sur ses Océanes et notamment de la deuxième branche de l'offre publique d'échange à savoir la remise de 16 actions et 16 bons de souscription d'actions pour 1 Océane (la « Branche Subsidiaire »), et conformément aux dispositions du Code de commerce, notamment de ses articles L. 228-95, L. 225-138 II, notamment alinéa 2, et L. 225-129 du Code de commerce :
1°) Décide que, compte tenu du nombre maximum d'Océanes pouvant exister au jour du dépôt de l'offre publique d'échange, le nombre d'actions à bons de souscription d'actions (les « ABSA ») susceptibles d'être émises au titre de la présente autorisation et, en conséquence de la branche subsidiaire de l'offre publique d'échange est de 183 926 336, soit une augmentation de capital d'un montant nominal maximum de 3 678 526,72 € en cas d'exercice de la totalité des bons de souscription attachés aux actions.
2°) Autorise en conséquence le conseil d'administration à émettre un nombre maximum de 183 926 336 ABSA de la société, dont la souscription sera réservée aux porteurs d'Océanes de la société ayant apporté leurs titres à la branche subsidiaire de l'offre publique d'échange de la société, conformément aux termes de celle-ci, à raison de 16 ABSA contre 1 Océane de la société ;
3°) Autorise en conséquence le conseil d'administration à augmenter le capital de la société d'un montant nominal maximum de 3 678 526,72 € dans le cadre de la branche subsidiaire de l'offre publique d'échange.
4°) Décide qu'à chaque action à émettre dans le cadre de la présente autorisation sera attaché un (1) bon de souscription d'action donnant droit en cas d'exercice de celui-ci à la souscription d'une action nouvelle de la société.
5°) Supprime, en tant que de besoin, le droit préférentiel de souscription des actionnaires aux ABSA au bénéfice des porteurs d'Océanes de la société ayant apporté leurs titres à la branche subsidiaire de l'offre publique d'échange.
6°) Décide, conformément aux dispositions de l'article L. 228-95 du Code de commerce, de renoncer expressément au profit des titulaires de chaque bon de souscription d'actions attaché aux ABSA au droit préférentiel de souscription des actionnaires aux actions qui seront émises lors de l'exercice des bons.
7°) Décide que les principales caractéristiques des bons sont ci-après définies, les autres caractéristiques de ces bons seront fixées ultérieurement par le conseil d'administration

conformément à la délégation visée au 9°) ;
a°) Les bons seront détachées dès l'émission des ABSA au profit des porteurs d'Océanes concernés.
b°) Chaque bon donne le droit de souscrite une action de valeur nominale de 0,01 €, au prix de 0,1 €.
Il en résultera, si tous les bons sont exercés, une augmentation du capital social d'un montant nominal maximum de 1 839 263,36 €, le nombre total maximum d'actions de la société auxquelles ces bons d'attribution donnent droit étant de 183 926 336 actions.
8°) Autorise en conséquence le conseil d'administration, pour permettre la souscription des actions auxquelles les bons seront susceptibles de donner droit, à augmenter le capital social d'un montant nominal maximum de 1 839 263,36 € correspondant à un nombre total maximum de 183 926 336 actions d'une valeur nominale de 0,01 € chacune qui pourront être souscrites au prix de 0,1 € par les titulaires ayant exercé leurs bons, étant précisé que les actions nouvelles seront, dès leur création, entièrement assimilées aux actions anciennes et soumises à toutes les dispositions statutaires.
9°) Donne tous pouvoirs au conseil d'administration avec faculté de sub-délégation au président dans les conditions fixées par la loi, pour mettre en oeuvre la présente autorisation, et notamment, pour arrêter les modalités et les conditions nécessaires à cette émission (ainsi que le maintien des droits de porteurs de bons en cas notamment d'opérations financières, dissolution et réduction de capital), en conformité avec les prescriptions légales et réglementaires, déterminer le nombre d'ABSA à émettre au regard du nombre d'Océanes de la société apportées à la Branche subsidiaire de l'offre publique d'échange, procéder à l'émission des ABSA et des actions à provenir de l'exercice des bons attachés aux ABSA, procéder à toutes les constatations et formalités nécessaires à la mise en œuvre de la présente autorisation et notamment recueillir les souscriptions des actions nouvelles auxquelles les bons donnent droit, constater la réalisation des augmentations de capital résultant de l'émission des ABSA et des actions souscrites par les titulaires des bons, procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation de l'augmentation de capital et prendre généralement toutes dispositions utiles, modifier corrélativement les statuts et remplir toutes formalités nécessaires.
10°) Décide que cette autorisation prend effet ce jour pour une durée expirant le 31 mars 2005.
L'assemblée générale décide que la mise en œuvre de la présente autorisation ne donnera pas lieu à une augmentation de capital au titre de l'article L. 225-129 VII du Code de commerce.

Vingt et unième résolution (Autorisation à donner au conseil d'administration d'émettre des actions et/ou des valeurs mobilières donnant accès au capital social avec maintien du droit préférentiel de souscription des actionnaires). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration, du rapport des commissaires aux comptes et conformément aux dispositions de l'article L. 225-129 III du Code de commerce :
1°) Délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, en euros et/ou en devises, à l'émission d'actions ordinaires ou autres de la société, assorties ou non de bons de souscription d'actions, ainsi que de toutes valeurs mobilières de quelque nature que ce soit, y compris de bons, donnant accès, par création ou par élévation du nominal des titres existants, immédiatement et/ou à terme, à des titres émis en représentation d'une quotité du capital de la société par souscription, conversion, échange, remboursement,

présentation d'un bon ou de toute autre manière, l'émission pouvant également intervenir par compensation de créances, primes d'émission, incorporation de réserves ou autres suivie de la création et/ou l'attribution gratuite de titres de capital ou de l'élévation du nominal des titres de capital existants.

2°) Décide que le montant nominal total des augmentations de capital social susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la délégation susvisée, ne pourra être supérieur à 300 millions d'euros, montant auquel s'ajoutera le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions, étant précisé que le montant nominal des augmentations de capital résultant des obligations à bons de souscription d'actions et des bons de souscription d'actions ou des certificats d'investissements ne pourra, respectivement, être supérieur à 300 millions d'euros.

3°) Décide, en outre que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieur à 300 millions d'euros ou en contre-valeur de ce montant en cas d'émission en monnaie étrangère ou en unité de compte fixée par référence à plusieurs monnaies.

4°) Décide que les actionnaires pourront exercer, dans les conditions prévues par la loi, leur droit préférentiel de souscription à titre irréductible. En outre, le conseil d'administration aura la faculté de conférer aux actionnaires le droit de souscrire à titre réductible un nombre de valeurs mobilières supérieur à celui qu'ils pourraient souscrire à titre irréductible, proportionnellement aux droits de souscription dont ils disposent et, en tout état de cause, dans la limite de leur demande.

Si les souscriptions à titre irréductible, et le cas échéant, à titre réductible, n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le conseil d'administration pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :

— Limiter l'émission au montant des souscriptions sous la condition que celui-ci atteigne, au moins, les trois-quarts de l'émission décidée ;

— Répartir librement tout ou partie des titres non souscrits ;

— Offrir au public tout ou partie des titres non souscrits.

5°) Décide que l'émission de bons de souscription d'actions de la société en application de l'article L. 228-95 du Code de commerce pourra avoir lieu soit par offre de souscription dans les conditions prévues ci-dessus, soit par attribution gratuite aux propriétaires des actions anciennes, étant précisé qu'en cas d'attribution gratuite de bons, le conseil d'administration aura la faculté de décider que les droits d'attribution formant rompus ne seront pas négociables et que les droits correspondants seront vendus, les sommes provenant de la vente étant allouées aux titulaires des droits au plus tard dans les trente jours après la date d'inscription à leur compte du nombre entier d'actions.

6°) Constate que, le cas échéant, la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à des titres de la société, susceptibles d'être émis, renonciation des actionnaires à leur droit préférentiel de souscription aux titres auxquels ces valeurs mobilières donnent droit et décide en tant que de besoin, de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons.

7°) Décide que la somme revenant, ou devant revenir, à la société pour chacune des actions émises dans le cadre de la délégation susvisée, sera au moins égale à la valeur nominale des actions.

8°) Les titres ou valeurs mobilières ainsi émis pourront consister en des titres de créances et notamment des obligations ou titres assimilés ou associés, ou encore en permettre l'émission comme titres intermédiaires. Elles pourront revêtir notamment la forme de titres subordonnés

à durée déterminée ou non et être émises en euros et/ou en devises. La durée des emprunts ne pourra excéder 10 ans. Le montant nominal maximal de ces titres de créances ne pourra excéder 300 millions d'euros ou leur contre-valeur à la date de la décision d'émission.
9°) Décide que le conseil d'administration aura tous pouvoirs, avec faculté de subdélégation à son président, dans les conditions fixées par la loi, pour mettre en oeuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance même rétroactive des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis, et, le cas échéant de prévoir les conditions de leur rachat en bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachés aux valeurs mobilières à émettre pendant un délai qui ne pourra excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires. En outre, le conseil d'administration avec faculté de subdélégation à son président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin ou au placement des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts.
En cas d'émission de titres d'emprunt, le conseil d'administration aura tous pouvoirs, avec faculté de subdélégation au président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions du marché et les conditions dans lesquelles ces titres donneront droit à des actions de la société.
10°) En cas d'incorporation au capital de réserves, bénéfices ou primes, l'assemblée générale autorise le conseil d'administration à décider que les droits formant rompus ne seront pas négociables et que les titres seront vendus, les sommes provenant de la vente étant allouées aux titulaires de droits au plus tard trente jours après la date d'inscription du nombre entier de titres attribués.
11°) Décide que la délégation ainsi conférée au conseil d'administration est valable pour une durée de vingt-six mois à compter de la présente assemblée et qu'elle annule et remplace l'autorisation précédemment accordée par l'assemblée générale des actionnaires du 26 juin 2003.
L'assemblée générale décide que la mise en œuvre de la présente autorisation ne donnera pas lieu à une augmentation de capital au titre de l'article L. 225-129 VII du Code de commerce.

Vingt-deuxième résolution (Autorisation à donner au conseil d'administration d'émettre des actions et/ou des valeurs mobilières donnant accès au capital social, avec suppression du droit préférentiel de souscription des actionnaires). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes et conformément aux dispositions de l'article L. 225-129 III du Code de commerce :
1°) Délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder par voie d'appel public à l'épargne, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, en euros et/ou en devises, à l'émission d'actions ordinaires ou autres de la société, assorties ou non de bons de souscription d'actions, ainsi que de toutes valeurs mobilières de quelque nature que ce soit, y compris de bons, donnant accès, par création ou par élévation du nominal des titres existants, immédiatement et/ou à terme, à

des titres émis en représentation d'une quotité du capital social de la société par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière.
2°) Décide que le montant des augmentations de capital social susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la délégation susvisée, ne pourra être supérieur à 300 millions d'euros en nominal, montant auquel s'ajoutera, le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions, étant précisé que le montant nominal des augmentations de capital résultant des obligations à bons de souscription d'actions et des bons de souscription d'actions ne pourra, respectivement, être supérieur à 300 millions d'euros.
3°) Décide, en outre, que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieur à 300 millions d'euros, ou en contre-valeur de ce montant en cas d'émission en monnaie étrangère ou en unité de compte fixée par référence à plusieurs monnaies.
4°) Décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières à émettre, étant entendu que le conseil d'administration pourra conférer aux actionnaires la faculté de souscription par priorité sur tout ou partie de l'émission, pendant le délai et aux conditions qu'il fixera. Cette priorité de souscription ne donnera pas lieu à la création de droits négociables, mais pourra, si le conseil d'administration l'estime opportun, être exercée tant à titre irréductible que réductible.
5°) Décide que si les souscriptions des actionnaires et du public n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le conseil d'administration pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :
— limiter, le cas échéant, l'émission au montant des souscriptions sous la condition que celle-ci atteigne les trois-quarts au moins de l'émission décidée ;
— répartir librement tout ou partie des titres non souscrits ;
— offrir au public tout ou partie des titres non souscrits.
6°) Constate que, le cas échéant, la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des titres de la société, susceptibles d'être émis, renonciation des actionnaires à leur droit préférentiel de souscription aux titres auxquels ces valeurs mobilières donnent droit et décide, en tant que de besoin, de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons.
7°) Décide que la somme revenant, ou devant revenir, à la société pour chacune des actions et/ou valeurs mobilières émises dans le cadre de la délégation susvisée, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours constatés en bourse de l'action de la société pendant dix jours consécutifs choisis parmi les vingt jours de bourse précédant le début de l'émission des valeurs mobilières précitées, après le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance.
8°) Les titres ou valeurs mobilières ainsi émis pourront consister en des titres de créances et notamment des obligations ou titres assimilés ou associés, ou encore en permettre l'émission comme titres intermédiaires. Elles pourront revêtir notamment la forme de titres subordonnés à durée déterminée ou non et être émises en euros et/ou en devises. La durée des emprunts ne pourra excéder 10 ans. Le montant nominal maximal de ces titres de créances ne pourra excéder 300 millions d'euros ou leur contre-valeur à la date de la décision d'émission.
9°) Décide que le conseil d'administration pourra, dans la limite du montant global des augmentations de capital visées au 2°) ci-dessus, procéder à l'émission, en une ou plusieurs fois, d'actions ou de valeurs mobilières visées au 1°) ci-dessus donnant accès, immédiatement

ou à terme, à des actions de la société, destinées à rémunérer des titres apportés à une offre publique dans les conditions et sous les réserves fixées à l'article L. 225-148 du Code de commerce.

10°) Décide que le conseil d'administration, aura tous pouvoirs avec faculté de subdélégation à son président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance même rétroactive des titres à émettre, de déterminer le mode de libération par tous moyens des actions ou autres titres émis et, le cas échéant de prévoir les conditions de leur rachat en bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachées aux valeurs mobilières à émettre pendant un délai qui ne pourra excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires. En outre, le conseil d'administration avec faculté de subdélégation à son président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin ou au placement des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts.

En cas d'émission de titres d'emprunt, le conseil d'administration aura tous pouvoirs, avec faculté de subdélégation au président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions de marché et les conditions dans lesquelles ces titres donneront droit à des actions de la société.

11°) Décide que la délégation ainsi conférée au conseil d'administration est valable, pour une durée de vingt-six mois à compter de la présente assemblée et qu'elle annule et remplace l'autorisation précédemment accordée par l'assemblée générale des actionnaires du 26 juin 2003.

L'assemblée générale décide que la mise en œuvre de la présente autorisation ne donnera pas lieu à une augmentation de capital au titre de l'article L. 225-129 VII du Code de commerce.

Vingt-troisième résolution (Limitation du montant global des délégations d'augmentation de capital immédiate et/ou à terme avec et sans droit préférentiel de souscription des actionnaires, découlant des 21e et 22e résolutions). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration, comme conséquence et sous réserve de l'adoption des 21e et 22e résolutions, décide de fixer à 300 millions d'euros, le montant nominal maximum des augmentations de capital social, immédiate et/ou à terme, susceptibles d'être réalisées en vertu des autorisations conférées par les résolutions sus visées, étant précisé qu'à ce montant nominal s'ajoutera, éventuellement, le montant nominal des actions à émettre en supplément pour préserver les droits des titulaires des valeurs mobilières donnant droit à des actions conformément à la loi.

La présente délégation annule et remplace l'autorisation précédemment accordée par l'assemblée générale des actionnaires du 26 juin 2003.

Vingt-quatrième résolution (Autorisation pour augmenter le capital social en cas d'OPA ou d'OPE). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du

conseil d'administration et conformément aux dispositions de l'article L. 225-129 IV du Code de commerce, autorise expressément le conseil d'administration à utiliser en tout ou en partie, en une ou plusieurs fois, en période d'offre publique d'achat ou d'échange portant sur les titres de la société, les délégations qui lui ont été consenties ci-dessus, pour augmenter par tous les moyens légaux, le capital de la Société.
Le conseil d'administration aura tous pouvoirs, avec faculté de sub-délégation à son président pour déterminer les modalités d'utilisation et de mise en œuvre de la présente autorisation.
Cette autorisation est valable jusqu'à la prochaine assemblée générale appelée à statuer sur les comptes de l'exercice écoulé.

Vingt-cinquième résolution (Autorisation à donner au conseil d'administration d'augmenter le capital social, dans la limite de 2 %, au profit des salariés du groupe Bull). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport du commissaire aux comptes, statuant en application des dispositions des articles L. 225-129 VII et L. 225-138 du Code de commerce et L. 443-1 et suivants du Code du travail et constatant la libération intégrale du capital, confère tous pouvoirs au conseil d'administration en vue d'augmenter le capital de la société en une ou plusieurs fois, par l'émission d'actions ordinaires destinées à être souscrites exclusivement par les salariés de la société et/ou de celles qui lui sont liées et adhérents à un plan d'épargne d'entreprise dans les conditions prévues à l'article L. 443-5 du Code du travail.
A cet effet, l'assemblée générale décide de supprimer le droit préférentiel de souscription des actionnaires et de réserver la souscription desdites actions nouvelles aux salariés visés à l'article L. 443-5 du Code du travail.
Le nombre maximum d'actions ordinaires pouvant être émises au titre de la présente autorisation ne pourra excéder 2 % du capital de la société, cette limite étant appréciée au jour de l'émission.
La présente délégation est conférée pour une durée de maximum 3 ans à compter de ce jour.
Tous pouvoirs sont conférés au conseil d'administration pour :
— utiliser en une ou plusieurs fois la délégation susvisée, selon les modalités et dans les conditions prévues ci-dessus ;
— déterminer le prix de souscription des actions à émettre, le prix de souscription ne pouvant être ni supérieur à la moyenne des cours cotés aux vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture de la souscription ni inférieur de plus de 20 % à cette moyenne ou de 30 % lorsque la durée d'indisponibilité prévue par le plan en application de l'article L. 443-6 du Code du travail est supérieure ou égale à dix ans, conformément aux dispositions de l'article L. 443-5 alinéa du Code du travail ;
— déterminer si les souscriptions devront être réalisées par l'intermédiaire d'organismes collectifs ou directement ;
— décider de la durée de la période de souscription, de la date à laquelle les actions nouvelles porteront jouissance et, plus généralement, de l'ensemble des modalités de l'émission ;
— prévoir, le cas échéant, la mise en place d'un plan d'épargne d'entreprise ;
— prévoir, le cas échéant, l'attribution gratuite d'actions ou d'autres titres donnant accès au capital ;
— recueillir les souscriptions, recevoir les versements de libération, inscrire en compte les actions émises sur délivrance du certificat du dépositaire des fonds ;
— constater la réalisation de l'augmentation de capital selon le nombre d'actions effectivement souscrites ;
— modifier corrélativement les statuts ;
— plus généralement, prendre toutes mesures utiles et remplir toutes formalités nécessaires

pour exécuter les présentes décisions et parvenir à la réalisation définitive de la présente augmentation de capital.
La présente délégation annule et remplace l'autorisation précédemment accordée par l'assemblée générale des actionnaires du 26 juin 2002.

Vingt-sixième résolution (Autorisation à donner au conseil d'administration de consentir, dans la limite de 5 % du capital social, des options de souscription et/ou d'achat d'actions de la société au profit des salariés et mandataires sociaux du Groupe). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, et après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, autorise le conseil d'administration, en application des dispositions des articles L. 225-177 et suivants du Code du commerce, à consentir, en une ou plusieurs fois, au bénéfice des membres du personnel et des mandataires sociaux de la société et des sociétés ou groupements qui lui sont liés dans les conditions visées à l'article L. 225-180 du Code du commerce, ou de certains d'entre eux, des options donnant droit à la souscription d'actions nouvelles de la société ou à l'achat d'actions existantes de la société provenant de rachats d'actions existantes effectués par la société dans les conditions prévues par la loi.
Le nombre total des options ne pourra donner droit à la souscription ou à l'achat d'un nombre d'actions supérieur à 5 % du capital social au jour de l'utilisation de la présente délégation par le conseil d'administration.
L'assemblée générale décide que le prix d'exercice des options sera fixé par le conseil d'administration selon les conditions et les modalités suivantes, au jour de l'octroi des options, à savoir :
En cas d'octroi d'options de souscription, le prix de souscription des actions par les bénéficiaires sera déterminé le jour où les options seront consenties par le conseil d'administration ; ce prix ne pourra être inférieur à 80 % de la moyenne des cours de clôture constatés aux vingt séances de bourse précédant le jour où les options seront consenties ;
En cas d'octroi d'options d'achat, le prix d'achat des actions par les bénéficiaires sera déterminé le jour où les options seront consenties par le conseil d'administration ; ce prix ne pourra être inférieur à 80 % de la moyenne des cours de clôture constatés aux vingt séances de bourse précédant le jour où les options seront consenties, ni à 80 % du cours moyen d'achat des actions détenues par la société au titre des articles L. 225-208 et L. 225-209 du Code de commerce.
Les options auront une durée de 10 ans maximum à compter de leur octroi, mais pourront devenir caduques en cas de sortie du bénéficiaire, de la société ou de toute société du groupe.
Le plan d'option sera établi par le conseil d'administration et fixera les modalités particulières d'exercice des options et de cession des actions à provenir des options ainsi que la liste des bénéficiaires d'options.
En conséquence, l'assemblée générale donne tous pouvoirs au conseil d'administration, dans les limites ci-dessus fixées et dans les limites légales en vigueur au moment où les options seront consenties, pour décider et constater les augmentations de capital à provenir des options de souscription et pour déterminer toutes les modalités du plan d'options de souscription et/ou d'achat d'actions et notamment de fixer :
— les conditions dans lesquelles seront consenties les options, ces conditions pouvant notamment comporter ou non des clauses d'interdiction d'exercice immédiat de tout ou partie des options ;
— les critères permettant de bénéficier du plan ;
— l'époque ou les époques de réalisation et, le cas échéant, la période d'indisponibilité des titres ;

— les conditions dans lesquelles le prix et le nombre des actions à souscrire ou à acheter pourront être ajustés pour tenir compte des opérations financières effectuées par la société.
Le conseil d'administration informera chaque armée l'assemblée générale ordinaire des opérations réalisées dans le cadre de la présente autorisation.
L'assemblée générale décide que la présente autorisation emporte de plein droit, au profit des bénéficiaires des options de souscription, renonciation expresse des actionnaires à leur droit préférentiel de souscription aux actions qui seront émises au fur et à mesure des levées d'options de souscription. L'augmentation du capital social résultant des levées d'option sera définitivement réalisée du seul fait de la déclaration de levée d'option constatée par le conseil d'administration accompagnée du bulletin de souscription et du paiement, en numéraire ou par compensation avec des créances, de la somme correspondante.
L'assemblée générale délègue tous pouvoirs au conseil d'administration, pour mettre en œuvre la présente résolution et déterminer, dans les limites légales ou réglementaires, toutes les autres conditions et modalités de l'attribution des options et de leur levée, ainsi que pour :
— prévoir la faculté se suspendre temporairement les levées d'options, en cas de réalisation d'opérations financières ou sur titres ;
— accomplir toutes formalités et tous actes pouvant découler de la mise en œuvre de la présente autorisation, modifier les statuts, et, généralement, de faire le nécessaire ;
— imputer, sur sa seule décision, les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations de capital et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital social après chaque augmentation de capital résultant de l'exercice des options de souscription d'actions.
La présente autorisation est valable pour une durée de trente-huit mois (38) à compter du jour de la présente assemblée générale. Elle annule et remplace les autorisations données pour cinq ans par les 9e et 10e résolutions de l'assemblée générale mixte du 13 avril 2000.

Vingt-septième résolution (Modification de l'article 16-1 des statuts pour porter à 75 ans la limite d'âge du président du conseil d'administration). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de porter à 75 ans la limite d'âge du président du conseil d'administration.
L'assemblée générale décide en conséquence de modifier ainsi l'article 16-1 des statuts :
Il est ajouté un troisième alinéa à l'article 16-1: « Président du conseil d'administration »
— « Aucune personne physique ayant dépassé l'âge de 75 ans ne peut être nommée président du conseil d'administration. Si le président vient à dépasser cet âge, il est réputé démissionnaire d'office. »

Vingt-huitième résolution (Modification des articles 16-2 et 16-3 des statuts pour porter à 75 ans la limite d'âge du directeur général et des directeurs généraux délégués). —
L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'Administration, décide de porter à 75 ans la limite d'âge du directeur général et des directeurs généraux délégués.
Il est ajouté un septième alinéa à l'article 16-2 : « Directeur général » :
— « Aucune personne physique ayant dépassé l'âge de 75 ans ne peut être nommé directeur général. Si le directeur général vient à dépasser cet âge, il est réputé démissionnaire d'office ».
Il est ajouté un septième alinéa à l'article 16-3 : « Directeurs généraux délégués » :
— « Aucune personne physique ayant dépassé l'âge de 75 ans ne peut être nommé directeur

général délégué. Si un directeur général délégué vient à dépasser cet âge, il est réputé démissionnaire d'office. »

Vingt-neuvième résolution (Modification de l'article 13 des statuts relatif à la composition du conseil d'administration). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d administration, décide de modifier l'article 13 des statuts relatif à la composition du conseil d'administration en (i) introduisant les nouvelles dispositions de l'article L. 225-23 alinéa 1 relatif à la représentation au conseil d'administration des salariés actionnaires lorsqu'ils détiennent plus de 3 % du capital social et en (ii) supprimant la référence à l'administrateur salarié représentant les filiales directes ou indirectes dont le siège social est situé en dehors du territoire français.
L'article 13 : « Composition du conseil d'administration est ainsi modifié :
Le point 1, est modifié comme suit :
« La société est administrée par un conseil d'administration qui comporte trois catégories d'administrateurs :
a) sans changement,
b) le premier alinéa est rédigé comme suit :
Un administrateur nommé par l'assemblée générale des actionnaires sur proposition des actionnaires visés à l'article L. 225-102 du Code de commerce, dans les conditions fixées par décret, lorsque le rapport présenté par le conseil d'administration lors de l'assemblée générale, en application de l'article L. 225-102, établit que les actions détenues par le personnel de la société ainsi que par le personnel de sociétés qui lui sont liées au sens de l'article L. 225-180 du Code de commerce représentent plus de 3 % du capital de la société. Cet administrateur doit être nommé parmi les salariés actionnaires ou le cas échéant, parmi les salariés membres du conseil de surveillance d'un fonds commun de placement d'entreprise détenant des actions de la société. Cet administrateur n'est pas pris en compte pour la détermination du nombre minimal ou maximal d'administrateurs prévu par l'article L. 225-17 du Code de commerce.
Le reste du b) est sans changement.
c) Sans changement
d) Supprimé
e) Est supprimée toute référence au d°) ».
Le point 2 est sans changement.

Trentième résolution (Harmonisation des articles 16-1 ; 20 ; 23 et 25 des statuts avec les récentes dispositions légales). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de modifier comme suit les statuts de la société, afin de les mettre en conformité notamment avec les nouvelles dispositions du Code de commerce issues de la loi de Sécurité financière du 1er août 2003 :

1°) Article 16-1 « Président du conseil d'administration » : Conformément à la loi de Sécurité financière du 1er août 2003, la notion de représentation du conseil d'administration par le président est supprimée.
En conséquence, l'article 16-1 est rédigé comme suit :
« Le président du conseil d'administration organise et dirige les travaux du conseil d'administration (le reste de l'article est sans changement). »

2°) Article 20 « Conventions entre la société, ses administrateurs et ses actionnaires » : La loi de Sécurité financière du 1er août 2003 a substitué le seuil de 5 % de détention des droits de vote détenus par un actionnaire à celui de 10 %.
En conséquence, au 1er alinéa de l'article 20, 5e ligne, le pourcentage de 5 % est remplacé par 10 %.
En outre, il doit être précisé, à l'article 20 alinéa 4 des statuts, conformément à l'article L. 225-39 du Code de commerce, modifié par la loi du 1er août 2003 que : « Les opérations courantes conclues à des conditions normales, sauf lorsqu'en raison de leur objet ou de leurs implications financières, elles ne sont significatives pour aucune des parties, sont communiquées par l'intéressé au président du conseil d'administration. »

3°) Article 23 « Commissaires aux comptes » : Conformément au nouvel article L. 822-14 du Code de commerce introduit par la loi de Sécurité financière, la mention « Ils sont toujours rééligibles » est supprimée.

4°) Article 25 « Conditions d'admission aux assemblées - vote » : Le deuxième alinéa du 1° de l'article 25 est supprimé conformément à la loi NRE du 15 mai 2001 qui a abrogé les dispositions relatives au nombre minimum d'actions requis pour assister aux assemblées générales ordinaires.

Trente et unième résolution (Délégation de pouvoirs pour accomplir les formalités). — L'assemblée générale confère tous pouvoirs au porteur d'un original, d'un extrait ou d'une copie du procès-verbal de la présente assemblée pour effectuer tous dépôts ou formalités nécessaires.

Pour avoir le droit d'assister ou de se faire représenter à l'assemblée, les actionnaires nominatifs devront être inscrits en compte nominatif pur ou administré, cinq jours au moins avant la date de l'assemblée.
Les actionnaires au porteur doivent, cinq jours au moins avant la date fixée pour l'assemblée, demander, à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.
Cette attestation devra être adressée à la société générale, service des assemblées, BP 81236, 44312 Nantes Cedex 03.
Les demandes de formulaire de vote par correspondance doivent être faites par écrit et doivent être reçues par la société générale ou par la société au siège social six jours au moins avant la date de l'assemblée. Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis parvenus à la société générale ou au siège de la société, trois jours au moins avant la date prévue de l'assemblée.
Conformément à la loi, tous les documents devant être communiqués à l'assemblée seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social , 68, route de Versailles, 78430 Louveciennes, et à la société générale, service des assemblées, à l'adresse ci-dessus.

La possibilité de voter par Internet pour la présente assemblée n'est pas prévue par la société et aucune demande d'inscription de résolution à l'ordre du jour dans le délai de 10 jours n'a été notifié à la société.

Le conseil d'administration.

Nota. — L'avis de réunion a été publié au *Bulletin des Annonces légales obligatoires* du 21 avril 2004, pages 7451 à 7457.

Défense Tour B, La Défense 4, 100, esplanade du Général-de-Gaulle, 92932 Paris-La Défense Cedex, afin de délibérer sur l'ordre du jour suivant :

1°) Rapport du conseil d'administration ;

2°) Rapport général du commissaire aux comptes sur les comptes de l'exercice clos le 31 décembre 2004 ;

3°) Rapport du président ;

4°) Rapport du commissaire aux comptes sur les procédures de contrôle interne ;

5°) Rapport spécial du commissaire aux comptes sur les conventions visées à l'article L. 225-38 du Code de commerce ;

6°) Approbation des comptes et opérations de l'exercice écoulé, ainsi que des conventions susvisées ;

7°) Affectation du résultat ;

8°) Ratification de la cooptation d'un administrateur ;

9°) Pouvoirs en vue des formalités de publicité.

Le texte suivant des résolutions sera soumis à l'approbation des actionnaires :

Première résolution. — L'assemblée générale, après avoir entendu la lecture du rapport du conseil d'administration et du rapport général du commissaire aux comptes, approuve les comptes de la société tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes ou mentionnées dans ces rapports, faisant apparaître un bénéfice de 8 058 674,24 €.

Elle constate que le capital social, d'un montant de 326 067 913,83 € divisé en 143 120,8220 actions « C » et en 17 220 023,9092 actions « D » au 31 décembre 2003, s'élève à 207 409 349,82 €, divisé en 231 470,1204 actions « C » et en 10 349 037,0637 actions « D » au 31 décembre 2004.

Deuxième résolution. — L'assemblée générale, sur proposition du conseil d'administration, constatant que les sommes à affecter de l'exercice, composées de :

Résultat de l'exercice	8 058 674,24 €
Report à nouveau de l'exercice précédent	40 312,22 €
Régularisation du report à nouveau de l'exercice précédent	– 16 085,06 €

s'élèvent à 8 082 901,40 € décide, conformément aux dispositions statutaires, de les répartir comme suit :

Distribution	7 865 268,17 €
Capitalisation	181 418,42 €
Report à nouveau de l'exercice	36 214,81 €
	8 082 901,40 €

L'assemblée générale décide le détachement, le 2 mai 2005 d'un dividende net de 0,76 €, par action en circulation, assorti, le cas échéant, d'un abattement de 50 % mentionné au 2° du 3 de l'article 158 du CGI compensant, pour les personnes physiques, la suppression de l'avoir fiscal. Il pourra également être assorti d'un crédit d'impôt dont le montant, conformément à l'Instruction fiscale 4K-1-93 du 4 mars 1993, sera déterminé au jour de la mise en paiement effective, en fonction du nombre d'actions existant à cette date.

La mise en paiement du dividende sera effectuée sans frais, à compter du 4 mai 2005.

L'assemblée générale prend acte que les dividendes mis en distribution au titre des trois derniers exercices ont été les suivants :

Exercices	2001	2002	2003
Nombre d'actions « D »	13 416 098,33	14 351 141,6000	17 220 023,9092
Dividende net	0,87 €	0,58 €	0,60 €
Avoir fiscal	0,11 €	0,10 €	0,077 €
Revenu global	0,98 €	0,68 €	0,60 €

Troisième résolution. — L'assemblée après avoir entendu la lecture :

— du rapport du président rendant notamment compte des conditions de préparation et d'organisation des travaux du conseil d'administration et des procédures de contrôle interne mises en place par la société ;

— du rapport du commissaire aux comptes sur les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière,

prend acte desdits rapports.

Quatrième résolution. — L'assemblée générale, après avoir entendu la lecture du rapport spécial du commissaire aux comptes, prend acte qu'aucune convention nouvelle, entrant dans le champ d'application des dispositions de l'article L. 225-38 du Code de commerce, n'a été autorisée par le conseil d'administration au cours de l'exercice clos le 31 décembre 2004.

Cinquième résolution. — L'assemblée générale ratifie la nomination, en qualité d'administrateur de M. Daniel Léon, coopté par le conseil d'administration lors de sa séance du 31 août 2004, en remplacement de M. François de Curel, pour la durée restant à courir du mandat de ce dernier, soit jusqu'à l'issue de l'assemblée générale ordinaire annuelle appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2006.

Sixième résolution. — L'assemblée générale confère tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait certifié conforme du procès-verbal de la présente assemblée pour faire toutes déclarations et accomplir toutes formalités ou toutes publications prescrites par la loi.

Conformément à la législation en vigueur, MM. les actionnaires sont informés que le bilan, le compte de résultat et la composition des actifs sont à leur disposition au siège social de la société et qu'ils seront envoyés gratuitement à ceux d'entre eux qui en feront la demande.

Les demandes d'inscription de projets de résolutions par les actionnaires remplissant les conditions prévues par la législation en vigueur doivent être envoyées aux services administratifs, à l'adresse du siège social, dans un délai de 10 jours à compter de la publication du présent avis.

L'assemblée se compose de tous les actionnaires.

Pour y assister ou s'y faire représenter, les propriétaires d'actions nominatives devront avoir leurs actions inscrites dans les comptes tenus par la société cinq jours au moins avant la réunion.

Les propriétaires d'actions au porteur devront, dans le même délai, justifier de leur identité et de la propriété de leurs titres, laquelle résultera de la présentation auprès des guichets de BNP Paribas Securities Services, service aux Emetteurs, immeuble Tolbiac, 25, quai Panhard et Levassor, 75013 Paris, d'un certificat d'immobilisation délivré par leur banquier, par leur agent de change ou par un établissement habilité, attestant de l'inscription en compte des titres.

Les actionnaires désirant voter par correspondance peuvent se procurer le formulaire de vote auprès de la banque précitée ; la demande doit être formulée par lettre recommandée avec accusé de réception et parvenir à l'adresse ci-dessus six jours au moins avant la date de la réunion. Les votes par correspondance ne seront pris en compte qu'à la condition de parvenir à BNP Paribas Securities Services trois jours au moins avant la date de l'assemblée.

Le présent avis de réunion vaut avis de convocation sous réserve qu'aucune modification ne soit apportée à l'ordre du jour de la présente assemblée à la suite de demandes d'inscriptions de projets de résolutions présentés par les actionnaires.

Le conseil d'administration.

84138

BULL

Société anonyme au capital de 9 609 686,57 €.
Siège social : rue Jean Jaurès, 78340 Les Clayes-sous-Bois.
542 046 065 R.C.S. Versailles.

Avis de réunion valant avis de convocation

MM. les actionnaires de la société Bull sont informés que le conseil d'administration a décidé de réunir le jeudi 21 avril 2005, une assemblée générale mixte des actionnaires, à 15 heures au centre de congrès des Pyramides, 16, avenue de Saint-Germain, 78560 Port-Marly, salon Ramsès, à l'effet de délibérer sur l'ordre du jour suivant :

— Rapports du conseil d'administration et de son président ;

— Rapports des commissaires aux comptes.

1. Décisions relevant de la compétence de l'assemblée générale ordinaire :

— Approbation des comptes consolidés de l'exercice 2004 ;

— Approbation des comptes sociaux de l'exercice 2004 ;

— Affectation du résultat de l'exercice ;

— Affectation des primes et réserves ;

— Approbation du rapport spécial des commissaires aux comptes sur les conventions visées à l'article L. 225-38 du Code de commerce ;

— Ratification de la cooptation en qualité d'administrateur de l'Etat ;

— Ratification de la cooptation en qualité d'administrateur de M. Henri Conze et renouvellement de son mandat ;

— Ratification de la cooptation en qualité d'administrateur de M. André Felix ;

— Ratification de la cooptation en qualité d'administrateur de M. Didier Lamouche ;

— Ratification du transfert du siège social ;

— Poursuite par Deloitte & Associés du mandat de commissaire aux comptes titulaire de la société Deloitte Touche Tohmatsu ;

— Renouvellement du mandat de commissaire aux comptes titulaire de la société Deloitte & Associés ;

— Modification de la dénomination sociale et du siège social de la société Amyot Exco, co-commissaire aux comptes titulaire et changement du siège social du Cabinet IGEC, co-commissaire aux comptes suppléant ;

— Autorisation à donner au conseil d'administration pour opérer sur les actions de la société.

2. Décisions relevant de la compétence de l'assemblée générale extraordinaire :

— Regroupement des actions de la société actuellement de 0,01 € en actions de 0,10 € de valeur nominale chacune ;

— Pouvoirs en vue des formalités.

Le texte du projet des résolutions présentées par le conseil d'administration à l'assemblée générale mixte des actionnaires du 21 avril 2005 est reproduit ci-après.

I. — Décisions relevant de la compétence de l'assemblée générale ordinaire.

***Première résolution** (Approbation des comptes consolidés de l'exercice 2004).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, et du rapport des commissaires aux comptes approuve dans toutes leurs parties, les comptes consolidés de l'exercice clos le 31 décembre 2004 se traduisant par un bénéfice de 554 531 000 €.

***Deuxième résolution** (Approbation des comptes sociaux de l'exercice 2004).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, et du rapport général des commissaires aux comptes, approuve dans toutes leurs parties, les comptes sociaux de l'exercice clos le 31 décembre 2004 se traduisant par un bénéfice net comptable de 555 390 149,84 €.

En conséquence, elle donne à tous les administrateurs et aux commissaires aux comptes quitus complet et définitif de l'exécution de leur mandat pour l'exercice clos à cette date.

***Troisième résolution** (Affectation du résultat de l'exercice).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide d'affecter le bénéfice net comptable de l'exercice social clos le 31 décembre 2004 au compte report à nouveau débiteur, celui-ci présentant, après l'imputation de la réduction du capital intervenue en 2004 et après affectation du bénéfice net comptable de l'exercice 2004, un solde négatif de 263 140 362,73 €.

Il est rappelé qu'il n'a pas été distribué de dividende au titre des exercices clos les 31 décembre 2001, 31 décembre 2002 et 31 décembre 2003.

***Quatrième résolution** (Affectation des primes et réserves).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration,

— décide, en application de l'article 39 de la loi de finances rectificative n° 2004-1485 du 30 décembre 2004, de virer le montant de la réserve spéciale de plus-values à long terme s'élevant à 2 790 082,09 € à la réserve ordinaire dont le solde se trouve porté au même montant,

— décide d'apurer le solde débiteur du compte de report à nouveau qui s'élève à 263 140 362,73 € par imputation sur :

- le compte de réserve ordinaire à concurrence de 57 252 € correspondant au montant de la taxe exceptionnelle devant être acquitté par la société au titre du virement de la réserve spéciale de plus-value à long terme et comptabilisé au débit du report à nouveau au titre de l'exercice 2004 ;
- la réserve légale à concurrence de 24 228 861,16 €. La réserve légale est ainsi ramenée à 10 % du montant du capital social conformément à la loi, soit 960 968,66 € ;
- la prime de conversion dans sa totalité, soit 170 938 248,58 € ;
- la prime d'émission à concurrence de 67 916 000,99 €.

L'assemblée générale constate qu'à l'issue de ces affectations :

— le compte Report à nouveau est soldé ;

— la réserve légale s'élève à 960 968,66 € ;

— la réserve ordinaire s'élève à 2 732 830,09 € ;

— le solde de la prime d'émission s'élève à 20 615 821,77 €.

L'assemblée générale constate ensuite que les capitaux propres de la société, qui s'élèvent à la somme de 33 919 307,09 € au 31 décembre 2004, sont reconstitués par rapport au capital social qui s'élève à 9 609 686,57 € à la même date.

***Cinquième résolution** (Conventions réglementées).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes sur les conventions visées à l'article L. 225-38 du Code de commerce approuve les termes et contenu de ce rapport.

***Sixième résolution** (Ratification de la cooptation en qualité d'administrateur de l'Etat).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de ratifier la cooptation en qualité d'administrateur de l'Etat, intervenue par le conseil d'administration du 12 juillet 2004, en remplacement de M. Thierry Francq, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice 2004.

L'assemblée prend acte que l'Etat a démissionné le 2 décembre 2004 et n'a pas été remplacé.

***Septième résolution** (Ratification de la cooptation en qualité d'administrateur de M. Henri Conze et renouvellement de son mandat).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de :

— ratifier la cooptation en qualité d'administrateur de M. Henri Conze, intervenue par le conseil d'administration du 24 mai 2004, en remplacement de M. Didier Pineau-Valencienne, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'assemblée générale annuelle appelée à statuer sur les comptes de l'exercice 2004 ;

— et de renouveler en qualité d'administrateur le mandat de M. Henri Conze, pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2007.

***Huitième résolution** (Ratification de la cooptation en qualité d'administrateur de M. André Felix).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de ratifier la cooptation en qualité d'administrateur de M. André Felix, intervenue par le conseil d'administration du 24 mai 2004, en remplacement de M. Gilles Cosson, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'assemblée générale annuelle appelée à statuer sur les comptes de l'exercice 2005.

***Neuvième résolution** (Ratification de la cooptation en qualité d'administrateur de M. Didier Lamouche).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de ratifier la cooptation en qualité d'administrateur de M. Didier Lamouche, intervenue par le conseil d'administration du 2 décembre 2004, en remplacement de M. David Jones, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'assemblée générale annuelle appelée à statuer sur les comptes de l'exercice 2006.

***Dixième résolution** (Ratification du transfert du siège social).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de ratifier le transfert du siège social du 68, route de Versailles, 78430 Louveciennes au 78340 Les Clayes-sous-Bois, rue Jean Jaurès, intervenu par décision du conseil d'administration du 29 octobre 2004 avec effet au 31 décembre 2004.

***Onzième résolution** (Poursuite par Deloitte & Associés du mandat de commissaire aux comptes titulaire de la société Deloitte Touche Tohmatsu).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, prend acte de la fusion intervenue par voie d'absorption de la société Deloitte Touche Tohmatsu par la société Deloitte Touche Tohmatsu - Audit et constate que le mandat de commissaire aux comptes de la société, confié à la société Deloitte Touche Tohmatsu, est poursuivi par la société Deloitte Touche Tohmatsu - Audit dont la nouvelle dénomination est « Deloitte & Associés » immatriculée au Registre du commerce et des sociétés de Nanterre sous le n° 377 876 164 dont le siège social est fixé 185, avenue Charles-de-Gaulle, 92524 Neuilly-sur-Seine.

***Douzième résolution** (Renouvellement du mandat d'un commissaire aux comptes titulaire, la société Deloitte & Associés).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de renouveler en qualité de commissaire aux comptes titulaire la société « Deloitte & Associés », immatriculée au Registre du commerce et des sociétés de Nanterre sous le n° 377 876 164 dont le siège social est fixé 185, avenue Charles-de-Gaulle, 92524 Neuilly-sur-Seine, pour une durée de six exercices, soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2010.

***Treizième résolution** (Renouvellement du mandat du Cabinet Beas, commissaire aux comptes suppléant de la société Deloitte & Associés).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de renouveler le mandat du Cabinet Beas en qualité de commissaire aux comptes suppléant de la société Deloitte & Associés, pour une durée de six exercices, soit jusqu'à l'issue de l'assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2010.

***Quatorzième résolution** (Modification de la dénomination sociale et du siège social de la société Amyot Exco, co-commissaire aux comptes titulaire et changement du siège social du Cabinet IGEC, co-commissaire aux comptes suppléant).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, prend acte de la nouvelle dénomination du cabinet de co-commissaire aux comptes, la société Amyot Exco devenue Amyot Exco Grant Thornton.

Elle prend également acte que le siège social dudit co-commissaire aux comptes est fixé au 100, rue de Courcelles, 75017 Paris.

Par ailleurs, l'assemblée générale prend acte que la société IGEC, co-commissaire aux comptes suppléant est sis 3, rue Léon Jost, 75017 Paris.

***Quinzième résolution** (Programme de rachat d'actions par la société).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration et de la note d'information visée par l'Autorité des marchés financiers, autorise le conseil d'administration avec faculté de subdélégation dans les conditions prévues par la loi, à opérer conformément aux dispositions des articles L. 225-209 et suivants du Code de commerce, sur les propres actions de la société, aux fins de :

— animer le marché dans le cadre d'un contrat de liquidité conforme à la charte de déontologie de l'AFEI, par l'intermédiaire d'un prestataire de services d'investissement ;

— utiliser les actions acquises pour faciliter ou permettre l'acquisition d'un nombre entier d'actions dans le cadre de l'opération de regroupement d'actions soumise à l'approbation de la présente assemblée générale des actionnaires ;

— permettre la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit de quelque manière que ce soit à l'attribution d'actions de la société ;

— utiliser les actions acquises pour les conserver et/ou les remettre en paiement ou en échange ou autrement dans le cadre de toutes opérations de croissance externe de la société ou du groupe ;

— utiliser les actions acquises pour le cas échéant les attribuer aux salariés et/ou mandataires sociaux de la société et/ou du groupe, dans les conditions prévues par la loi.

Ces achats d'actions pourront être opérés par tous moyens, y compris de gré à gré et par bloc d'actions ou par l'utilisation d'instruments financiers dérivés, et aux époques que le conseil d'administration appréciera et, les actions éventuellement acquises pourront être cédées ou transférées par tous moyens en conformité avec les dispositions légales en vigueur.

L'assemblée générale fixe, pour une action d'une valeur nominale de 0,01 €, le prix maximum d'achat à 2 € et le nombre d'actions pouvant être acquis, à 10 % au plus du capital social, composé au 31 décembre 2004 de 960 968 657 actions d'une valeur nominale de 0,01 € par action. Le nombre d'actions et le prix maximum d'achat par action fixés ci-dessus sont susceptibles d'ajustement suite à la mise en œuvre de la seizième résolution *ci-après relative au regroupement des actions de la société si cette résolution* est adoptée par la présente assemblée générale.

L'assemblée générale prend acte que les actionnaires seront informés, dans le cadre de la prochaine assemblée générale annuelle, de l'affectation des actions acquises aux différents objectifs poursuivis pour l'ensemble des rachats effectués.

L'assemblée générale décide que le programme de rachat d'actions mis en œuvre en application de la présente résolution pourra être poursuivi en période d'offre publique d'achat visant la société.

La présente autorisation est donnée pour une durée maximum de dix-huit mois à compter de la présente assemblée générale.

La présente résolution annule et remplace l'autorisation donnée par l'assemblée générale mixte du 25 mai 2004.

L'assemblée générale confère au conseil d'administration, avec faculté de subdélégation dans les conditions fixées par la loi, tous pouvoirs pour passer tous actes, conclure tous accords, effectuer toutes formalités et plus généralement faire le nécessaire pour mettre en œuvre la présente résolution.

II. — Décisions relevant de la compétence de l'assemblée générale extraordinaire.

***Seizième résolution** (Regroupement des actions de la société actuellement de 0,01 € en actions de 0,10 € de valeur nominale chacune).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de procéder au regroupement des actions composant le capital de la société actuellement de 0,01 € de valeur nominale chacune pour les porter à 0,10 € de valeur nominale chacune.

L'assemblée générale décide que le regroupement s'effectuera par voie d'échange, à raison de 1 (une) action nouvelle de 0,10 € de nominal contre 10 (dix) actions anciennes de 0,01 € de nominal.

L'assemblée générale confère tous pouvoirs au conseil d'administration avec faculté de subdélégation conformément aux dispositions légales, pour fixer la durée de la période d'échange dans la limite de deux ans maximum. La durée fixée commencera à courir au plus tôt dès le lendemain de la date de la publication de l'avis de regroupement des actions au *Bulletin des Annonces légales obligatoires* et expirera à l'issue de la période fixée par le conseil d'administration dans la limite des deux ans ci-dessus.

L'assemblée générale donne tous pouvoirs au conseil d'administration avec faculté de subdélégation pour mettre en œuvre le regroupement des actions de la société Bull dans les conditions autorisées par la présente résolution et pour notamment mais non limitativement :

— constater le nombre d'actions composant le capital de la société préalablement à la mise en œuvre du regroupement ;

— établir l'avis à publier au *Bulletin des Annonces légales obligatoires* en vue du regroupement d'actions et procéder à sa publication ;

— procéder, le cas échéant, au rachat d'actions de la société formant rompus à la suite du regroupement d'actions conformément à l'autorisation consentie dans le cadre de la quinzième résolution ci-dessus et procéder, le cas échéant, au paiement des rompus d'actions en espèces, pour faciliter la remise d'un nombre entier d'actions ;

— modifier corrélativement les statuts,

— procéder à l'ajustement des droits des porteurs d'OCEANEs restant en circulation et émises le 3 mai 2000 et des droits des bénéficiaires d'options de souscription d'actions de la société,

— procéder à toutes les formalités consécutives et plus généralement faire tout ce qui sera utile en pareille matière.

***Dix-septième résolution** (Pouvoirs en vue des formalités (Compétence de l'assemblée générale ordinaire)).* — L'assemblée générale confère tous pouvoirs au porteur d'un original, d'un extrait ou d'une copie du procès-verbal de la présente assemblée pour effectuer tous dépôts ou formalités nécessaires.

Pour avoir le droit d'assister ou de se faire représenter à l'assemblée, les actionnaires nominatifs devront être inscrits en compte nominatif pur ou administré, cinq jours au moins avant la date de l'assemblée.

Les actionnaires au porteur doivent, cinq jours au moins avant la date fixée pour l'assemblée, demander, à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Cette attestation devra être adressée à la Société générale, service des assemblées, BP 81236, 44312 Nantes Cedex 03.

Les demandes de formulaire de vote par correspondance doivent être faites par écrit et doivent être reçues par la Société générale ou par la société au siège social, six jours au moins avant la date de l'assemblée. Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis parvenus à la Société générale ou au siège de la société, trois jours au moins avant la date prévue de l'assemblée.

Conformément à la loi, tous les documents devant être communiqués à l'assemblée seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social, rue Jean-Jaurès, BP 68, 78340 Les Clayes-sous-Bois et à la Société générale, service des assemblées, à l'adresse ci-dessus.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de l'assemblée, sous réserve de remplir les conditions prescrites par la loi, doivent être envoyées à la société dans le délai de 10 jours à compter de la publication du présent avis, par lettre recommandée avec demande d'avis de réception.

La possibilité de voter par Internet pour la présente assemblée n'est pas prévue par la société.

Le conseil d'administration.

84219

CA-AM ACTIONS JAPON

Société d'investissement à capital variable.
Siège social : 90, boulevard Pasteur, 75015 Paris.
300 569 381 R.C.S. Paris.

AVIS DE DEUXIÈME CONVOCATION

L'assemblée générale extraordinaire du 11 mars 2005 convoquée(s) à 10 h 30 au 2-4, place Raoul-Dautry, 75015 Paris, n'ayant pas pu délibérer valablement faute de quorum, Mmes et MM. les actionnaires sont convoqués le 22 mars 2005, 2-4, place Raoul-Dautry, 75015 Paris, à 10 heures, à l'effet de délibérer sur le même ordre du jour à savoir :

1°) Lecture des rapports du conseil d'administration et du commissaire aux comptes ;

2°) Approbation du traité de fusion ;

3°) Fixation du jour d'évaluation pour la détermination de la parité d'échange et du jour de la fusion ;

4°) Pouvoir au conseil d'administration pour procéder, sous le contrôle des commissaires aux comptes, à l'évaluation des actifs et à la détermination de la parité d'échange ;

5°) Dissolution de la société à compter de la réalisation définitive de la fusion ;

6°) Pouvoirs pour dépôts et formalités.

Pour avoir le droit d'assister, de voter par correspondance, ou de se faire représenter à cette assemblée, les titulaires d'actions nominatives doivent être inscrits en compte nominatif pur ou en compte nominatif administré cinq jours au moins avant la date de l'assemblée.

Conformément à l'article 136 du décret du 23 mars 1967, modifié le 3 mai 2002, tout actionnaire ayant effectué l'une des formalités ci-dessous, peut néanmoins céder tout ou partie de ses actions pendant la période minimale d'inscription nominative ou d'indisponibilité des titres au porteur en notifiant au teneur de compte habilité par l'Autorité des marchés financiers la révocation de cette inscription ou de cette indisponibilité jusqu'à 15 heures, heure de Paris, la veille de l'assemblée générale, à la seule condition, s'il a demandé une carte d'admission ou déjà exprimé son vote à distance ou envoyé un pouvoir, de fournir au teneur de compte habilité par l'Autorité des marchés financiers les éléments permettant d'annuler son vote ou de modifier le nombre d'actions et de voix correspondant à son vote.

Les propriétaires d'actions au porteur devront faire parvenir, dans le même délai, au siège de la société ou au Crédit Agricole Investor Services Corporate Trust, service assemblées, 92862 Issy-les-Moulineaux Cedex 09, un certificat d'immobilisation délivré par l'intermédiaire habilité (banque, établissement financier, société de bourse) teneur de leur compte.

A défaut d'assister personnellement à cette assemblée, les actionnaires peuvent choisir entre l'une des trois formules suivantes :

1°) Adresser une procuration à la société sans indication de mandataire ;

2°) Voter par correspondance ;

3°) Donner une procuration à un autre actionnaire ou à son conjoint.

Les formulaires de vote par correspondance ou par procuration seront adressés aux actionnaires inscrits en compte nominatif pur ou administré.

Tout actionnaire au porteur souhaitant voter par correspondance peut solliciter par lettre recommandée avec demande d'avis de réception un formulaire de vote par correspondance auprès de la société ou auprès du Crédit Agricole Investor Services Corporate Trust, service assemblées, 92862 Issy-les-Moulineaux Cedex 09, au plus tard 6 jours avant la date de la réunion.

Bull

BULL
Société Anonyme au capital de 9 609 686,57 euros
Siège social: rue Jean Jaures - 78340 Les Clayes -sous-Bois
R.C.S. Versailles B 542 046 065

French corporation (Société Anonyme) with capital stock of € 9 609 686,57
Registered office: rue Jean Jaures - 78340 Les Clayes -sous-Bois France
Versailles Trade and Companies Registry No. B 542 046 065

ORDRE DU JOUR A L'ASSEMBLEE GENERALE MIXTE

DES ACTIONNAIRES DU 21 AVRIL 2005

(Document visé par l'article 133 du Décret n° 67-236 du 23 mars 1967)

AGENDA TO THE JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS

MEETING OF APRIL 21 th, 2005

(Document referred to in sections 133 of the Decree n° 67-236 of March 23,1967)

Mesdames et Messieurs les actionnaires de Bull sont convoqués en Assemblée Générale Mixte, Ordinaire et Extraordinaire le 21 Avril 2005, à 15 h, au Centre des congrès Les Pyramides, 16,av.de Saint Germain, 78 560 Port-Marly, Salon Ramses,

en vue de délibérer sur l'ordre du jour suivant :

Rapports du Conseil d'Administration et de son Président ,

Rapports des Commissaires aux Comptes,

Session Ordinaire

Approbation des comptes consolidés de l'exercice 2004,

Approbation des comptes sociaux de l'exercice 2004,

Affectation du résultat de l'exercice,

Affectation des primes et réserves

Approbation du rapport spécial des Commissaires aux Comptes (article L.225-38 du Code de commerce),

Ratification de la cooptation en qualité d'administrateur de l'Etat,

Ratification de la cooptation en qualité d'administrateur de Monsieur Henri CONZE et renouvellement de son mandat,

Ratification de la cooptation en qualité d'administrateur de Monsieur André FELIX,

Ratification en qualité d'administrateur de Monsieur Didier LAMOUCHE,

Ratification du transfert du siège social,

The shareholders of Bull are convened for the Joint Ordinary and Extraordinary Shareholder's Meeting scheduled for April 21th, 2005 at 3 p.m. at Centre des congrès Les Pyramides, 16,av.de Saint Germain, 78 560 Port-Marly, Salon Ramses,

to delibarate on the following agenda:

Reports of the Board of Directors and of its Chairman,

Reports of the Statutory auditors,

Ordinary Meeting

Approval of the 2004 consolidated accounts,

Approval of the 2004 statutory accounts,

Allocation of the year's earnings,

Allocation of the premium and reserves,

Approval of the Auditors special report (article L.225-38 of the Commercial code),

Ratification of the appointment as Director of the French State,

Ratification of the appointment as Director of Mr. Henri CONZE and renewal of his mandate,

Ratification of the appointment as Director of Mr. André FELIX,

Ratification of the appointment as Director of Mr. Didier LAMOUCHE,

Ratification of the transfer of the registered office of the Company,

Poursuite par Deloitte & Associés du mandat de Commissaire aux comptes titulaire de la société Deloitte Touche Tohmatsu,

Renouvellement du mandat de Commissaire aux comptes titulaire de la société Deloitte & Associés,

Modification de la dénomination sociale et du siège social de la société Amyot Exco, co-commissaire aux comptes titulaire et changement du siège social du Cabinet IGEC, co-commissaire aux comptes suppléant,

Autorisation à donner au Conseil d'administration pour opérer sur les actions de la société,

Session Extraordinaire

Regroupement des actions de la Société actuellement de 0,01 € , en actions de 0,10 € de valeur nominale chacune,

Pouvoirs en vue des formalités.

Continuation by Deloitte & Associés of the mandate of statutory Auditors of the company of Deloitte Touche Tohmatsu,

Renewal of the mandate of statutory Auditors of Deloitte & Associés,

Change of the corporate name and registered office of Amyot Exco, statutory auditors and change of the registered office of Cabinet IGEC, deputy auditors,

Authorization to be granted to the Board of directors to operate on the shares of the company,

Extraordinary Meeting

Reverse split in order to increase the nominal value of the shares from 0.01 € to 0.10 € per share,

Delegation of power in order to carry out formalities.

Veuillez noter que les textes en français prévalent sur les textes en anglais

Please note that french texts prevail on the english texts in the whole document

EXPOSE SOMMAIRE

Faits marquants

Fin du processus de recapitalisation

2004 a été pour Bull une année décisive. D'une part, l'entreprise a confirmé sa rentabilité en progressant en termes de résultat opérationnel comme de résultat net (la présentation de ces résultats est développée plus loin). D'autre part, l'entreprise a, grâce à une restructuration financière radicale, réussi à reconstituer ses capitaux propres, qui à la fin de l'exercice 2004, s'élèvent à 58,4 millions d'euros au niveau consolidé. La restructuration financière s'est déroulée selon le plan défini par le conseil d'administration du 20 novembre 2003, confirmé par le conseil d'administration du 31 mars 2004. Elle a comporté trois volets :

a) Une augmentation de capital de 44,25 millions d'euros.

Celle-ci, effectuée du 17 juin au 20 juillet 2004 au prix de 0,10 euro par action, a été souscrite en totalité grâce à une forte participation de certains actionnaires existants (NEC, France Telecom et la majorité du flottant) et au concours des nouveaux investisseurs (Axa Private Equity, Debeka, Artemis, certains porteurs d'Océanes, 347 managers de l'entreprise) qui s'étaient engagés à garantir l'opération.

b) La restructuration de la dette obligataire

L'offre publique d'échange des Océanes (OPE), qui a eu lieu entre le 14 juin et le 2 juillet 2004, s'est traduite par l'échange de 95,46% des obligations en circulation contre des actions Bull (première branche de l'OPE : 20 actions par obligation) ou bien des ABSAs (seconde branche de l'OPE : 16 actions et 16 BSAs, chacun donnant droit de souscrire une action au prix de 0,10 euro par action). La seconde branche a été prédominante dans le choix des porteurs (elle a recueilli 98% des titres échangés). Le succès de l'OPE a eu pour conséquence une augmentation de capital de 172,8 millions d'euros et la réalisation d'un produit financier de 22,4 millions d'euros (la prime de remboursement des Océanes n'étant plus due aux porteurs d'Océanes ayant échangé leurs titres)

Suite à l'OPE, les porteurs d'Océanes ayant opté pour des ABSAs dans le cadre de l'OPE (seconde branche) ont exercé, pour la plupart, leurs BSAs pendant la période d'exercice prévue entre le 16 juillet et le 15 décembre 2004 (99,8% des BSAs ayant été exercés). Il en est résulté un apport supplémentaire de fonds propres de 17,2 millions euros.

c) L'octroi par l'Etat français d'une aide à la restructuration, assortie d'une clause de retour à meilleure fortune

Après l'accord de la Commission Européenne du premier décembre 2004, l'Etat français a conclu une convention, le 28 décembre 2004, par laquelle il s'engageait à accorder à Bull une aide à la restructuration de 517 millions d'euros. Le versement de cette aide était conditionné au remboursement par Bull de l'avance d'actionnaire reçue

SUMMARY

Highlights

End of the recapitalization process

Fiscal year 2004 was a decisive year for Bull. The Company confirmed its profitability through growth in both operating income and net income (the presentation of these results is detailed below). As a result of radical financial restructuring, the Company has also succeeded in rebuilding its equity, which at the end of fiscal year 2004 amounted to €58.4 million at the consolidated level.

The financial restructuring took place according to the plan defined by the Board of Directors' meeting of November 20, 2003 and confirmed by the meeting of March 31, 2004. There were three phases:

a) A share capital increase of € 44.25 million

The share capital increase, conducted between June 17 and July 20, 2004 at € 0.10 per share, was fully subscribed due to the strong participation of certain current shareholders (NEC, France Telecom, most of the floating) and new investors (Axa Private Equity, Debeka, Artemis, certain Oceanes bond holders, 347 Company managers) who guaranteed the transaction.

b) Restructuring of the bond debt

The Oceanes public offer of exchange that occurred between June 14 and July 2 2004, resulted in the exchange of 95.46% of the outstanding bonds for Bull shares (first leg of the offer: 20 shares per bond) or shares with warrants (ABSA) (second leg of the offer: 16 shares and 16 warrants giving the right to subscribe to one share at a price of € 0.10 per share). The majority of holders opted for the second leg (98% of the shares exchanged). The success of the public offering resulted in a share capital increase of €172.8 million and generated financial income amounting to € 22.4 million (the Oceane redemption premium being no longer payable to Oceane holders who exchanged their securities).

Following the offering, the majority of the Oceane holders who opted for share with warrants as part of the offer (second leg) exercised their rights during the period provided for, between July 16 and December 15, 2004 (99.8% of the warrants were exercised). This resulted in an additional contribution of €17.2 million to shareholders' equity.

c) Restructuring aid granted by the French State with a profit sharing clause

Following the European Commission's approval on December 1st, 2004, the French State concluded an agreement on December 28, 2004, whereby it committed to grant Bull restructuring aid in the amount of € 517 million. The payment of this aid was subject to Bull repaying the shareholder advance received in 2001/2002

en 2001/2002 en tant qu'aide au sauvetage et convertie le 15 mars 2004 en prêt subordonné à durée déterminée (PSDD). Ce remboursement étant intervenu le 11 janvier 2005, l'aide à la restructuration a été versée le 14 janvier 2005. Compte tenu des dispositions prises fin 2004, la société a considéré l'aide à la restructuration comme acquise fin 2004 et l'a comptabilisée en produit exceptionnel de l'exercice 2004, après prise en compte de la clause de retour à meilleure fortune évaluée à 54 millions d'euros. Il en découle un résultat exceptionnel de 463 millions d'euros.

La décision du premier décembre 2004 de la Commission Européenne a eu également pour effet de déclencher l'entrée en vigueur des nouveaux termes du contrat d'émission applicable aux 519 558 Océanes restant en circulation. En effet, en vertu du vote de l'assemblée générale des obligataires le 11 décembre 2003, l'accord de la Commission Européenne du premier décembre 2004 sur l'aide à la restructuration devait entraîner la modification de certaines caractéristiques du contrat (échéance reportée à 2033, coupon ramené à 0,1%, suppression de la prime de remboursement). Ces modifications ont eu pour conséquence une diminution de la valeur économique des Océanes de 7,5 millions d'euros, générant un produit financier de même montant pour Bull au niveau de ses comptes consolidés.

Il est à noter que Bull a décidé, suite à la proposition votée au cours de l'assemblée générale des obligataires du 31 janvier 2005, d'ouvrir une fenêtre temporaire de conversion (du 1er au 31 mars 2005) portant sur le solde des oceanes en circulation, à raison de 15 actions pour 1 Oceane.

Les opérations de recapitalisation de Bull, jointes aux résultats de l'année, permettent à Bull de reconstituer ses capitaux propres, qui, au niveau consolidé au 31 décembre 2004 s'élèvent à 58,4 millions d'euros et au niveau de la Société s'élvent à 33, 9 millions d'euros. Par ailleurs, après remboursement du PSDD et réception de l'aide à la restructuration, la trésorerie nette s'élève au 31 décembre 2004 à 237 millions d'euros.

Dotée d'une assise financière solide, l'entreprise est à même de reprendre le chemin de la croissance.

Changement de la direction de la société

Les résultats obtenus et le succès de la restructuration financière constituent l'aboutissement du travail du Président de Bull, Pierre Bonelli, acteur déterminant dans le retournement de l'entreprise et disparu en mars 2004. Ce travail a été poursuivi par Gervais Pellissier, nommé Administrateur Délégué dans les fonctions de Président et Directeur général délégué durant le reste de l'année 2004. Le conseil d'administration du 2 décembre 2004 a coopté comme administrateur Didier Lamouche et l'a nommé Président Directeur Général avec prise d'effet au 1er février 2005, Gervais Pellissier a été nommé Vice-Président du conseil d'administration.

as rescue aid and converted on March 15, 2004 into a fixed-term subordinated loan. As the repayment took place on January 11, 2005, the restructuring aid was paid on January 14, 2005. Given the measures taken at the end of 2004, the Company considered that the restructuring aid was acquired at the end of 2004 and recognized it as exceptional income for fiscal year 2004, after taking into account the profit sharing clause valued at € 54 million. This resulted in exceptional income of € 463 million.

The European Commission's decision on December 1st, 2004 also triggered the entry into force of new terms and conditions for the issue contract applicable to the 519,558 outstanding Oceanes bonds. Pursuant to the vote of a general meeting of bondholders on December 11, 2003, the European Commission's approval of the restructuring aid on December 1, 2004 was to have led to the modification of certain characteristics of the contract (term extended to 2033, coupon reduced to 0.1%, elimination of the redemption premium). These modifications reduced the economic value of the Oceanes bonds by € 7.5 million, generating financial income in the same amount for Bull in the consolidated financial statements.

It should be noted that Bull decided, following a resolution voted during the General assembly of the bondholders (Jan 31st 2005) to open a temporary period of conversion (from March 1st to March 31st 2005) concerning the outstanding balance of Oceanes bonds : 15 shares are offered for each Oceane.

The recapitalization operations, together with the results for the year, enabled Bull to rebuild its equity, which amounted to € 58.4 million at the consolidated level as of December 31st 2004 and amounts to € 33,9 million at the Company level . At the same date, the net cash position, after repayment of the fixed-term subordinated loan and receipt of the restructuring aid amounts to € 237 million.

With a solid financial base, the Company is again on the road to growth.

Change in company management

The results achieved and the success of the financial restructuring are the end result of Pierre Bonelli's efforts. Chairman and CEO and a key player in the Company's turnaround, Mr. Bonelli passed away in March 2004. The work was pursued by Gervais Pellissier, appointed Acting Chairman of the Board and deputy CEO for the remainder of fiscal year 2004.

On December 2, 2004, the Board of Directors appointed Didier Lamouche as Chairman and Chief Executive Officer with effect from February 1rst, 2005. Gervais Pellissier was appointed as Vice-Chairman of the Board.

Commentaires de gestion

1 - Résultats du Groupe en 2004

Outre la mise en œuvre des opérations de restructuration financière conformément à son plan de recapitalisation, le groupe Bull a réalisé en 2004, en ligne avec son plan de marche, un chiffre d'affaires de 1138,7 millions d'euros et a obtenu pour la deuxième année consécutive un résultat net positif. L'ampleur de ce résultat est principalement lié à la comptabilisation en profit exceptionnel de l'aide à la restructuration accordée par l'Etat français suite à l'approbation par la Commission Européenne du plan de recapitalisation. Le deuxième semestre 2004 représente également le cinquième semestre consécutif de profitabilité opérationnelle.

Compte de résultat consolidé par semestre

(en millions d'euros)	Semestre 2004 premier	Semestre 2004 second	Année 2004
Chiffre d'affaires	565,7	573,0	1138,7
Marge brute	158,7	156,0	314,7
% chiffre d'affaires	*28,0%*	*27,2%*	*27,7%*
Recherche et développement	(28,5)	(25,5)	(54,0)
% chiffre d'affaires	*5,0%*	*4,4%*	*4,7%*
Frais commerciaux et administratifs	(108,3)	(111,7)	(220,0)
% chiffre d'affaires	*19,1%*	*19,5%*	*19,3%*
Gains/(perte) de change	(1,8)	2,2	0,4
EBIT*	**20,1**	**21,0**	**41,1**
% chiffre d'affaires	**3,6%**	**3,7%**	**3,6%**
Frais financiers nets	(16,1)	(14,7)	(30,8)
Amortissement de survaleur	(5,0)	(1,5)	(6,5)
Impôts courants	(1,2)	(0,9)	(2,1)
Impôts différés	-	51,7	51,7
Autres pertes et profits	4,4	4,6	9,0
Produits financiers liés à la restructuration financière	-	29,9	29,9
Autres frais liés à la restructuration financière	-	(0,8)	(0,8)
Aide à la restructuration	-	517,0	517,0
CRMF (**)	-	(54,0)	(54,0)
Résultat net	**2,2**	**552,3**	**554,5**

(*) L'EBIT (Earnings before interest and taxes) correspond au résultat d'exploitation après résultat de change.

(**) CRMF : clause de retour à meilleure fortune

Le détail du compte de résultat est présenté ci-après.

Chiffre d'affaires

Le chiffre d'affaires du second semestre 2004, conforme aux prévisions, s'élève à 573 millions d'euros, en légère augmentation par rapport à celui du premier semestre 2004.

Management results and analysis

1 – 2004 Group results

In addition to the financial restructuring operations carried out in accordance with its recapitalization plan, Groupe Bull posted a 2004 revenue of €1,138.7 million, in line with its operating plan. The Group thus obtained a positive net income for the second year running. The extent of this result is primarily related to the recognition of the restructuring aid granted by the French State as exceptional income, following the European Commission's approval of the recapitalization plan. In addition, the second half of 2004 represents the fifth consecutive half of operating profitability.

Consolidated net income by half-year

(in millions of €)	2004 by half-year first	2004 by half-year second	Year 2004
Revenue	565.7	573.0	1,138.7
Gross margin	158.7	156.0	314.7
% of revenue	*28.0%*	*27.2%*	*27.7%*
Research and development	(28.5)	(25.5)	(54.0)
% of revenue	*5.0%*	*4.4%*	*4.7%*
SG&A	(108.3)	(111.7)	(220.0)
% of revenue	*19.1%*	*19.5%*	*19.3%*
Exchange gains/(losses)	(1.8)	2.2	0.4
EBIT*	**20.1**	**21.0**	**41.1**
% of revenue	**3.6%**	**3.7%**	**3.6%**
Interest	(16.1)	(14.7)	(30.8)
Goodwill amortization	(5.0)	(1.5)	(6.5)
Corporate income tax	(1.2)	(0.9)	(2.1)
Deferred taxes	-	51.7	51.7
Other gains and losses	4.4	4.6	9.0
Financial income related to the financial restructuring	-	29.9	29.9
Other expenses related to the financial restructuring	-	(0.8)	(0.8)
Restructuring aid	-	517.0	517.0
Profit sharing clause (CRMF**)	-	(54.0)	(54.0)
Net income	**2.2**	**552.3**	**554.5**

(*) EBIT (Earnings before interest and taxes) corresponds to operating income after exchange gains/(losses).

The statement of income breaks down as follows.

Revenue

In line with forecasts, revenue for the second half of 2004 amounted to € 573 million, a slight increase over the first half of 2004.

Le chiffre d'affaires se décompose de la manière suivante :

(en millions d'euros)	Semestre 2004 premier	second	Année 2004
Produits	250,1	271,0	521,1
Maintenance	158,2	151,4	309,6
Services	157,4	150,6	308,0
Chiffre d'affaires total	**565,7**	**573,0**	**1138,7**

La présence internationale du groupe s'est renforcée en 2004 avec une progression de 2 points par rapport à l'exercice 2003 (53% versus 51%) : la répartition géographique du chiffre d'affaires se présente comme suit :

Répartition géographique du CA (%)	**%**
France	47%
Europe hors France	39%
Amérique du Nord	6%
Asie et Afrique	6%
Amérique du Sud	2%
Total	**100%**

Marge brute

(en millions d'euros)	Semestre 2004 premier	second	Année 2004
Produits	91,7	94,5	186,2
% du chiffre d'affaires	*36,7%*	*34,9%*	*35,7%*
Maintenance	49,6	43,6	93,2
% du chiffre d'affaires	*31,4%*	*28,8%*	*30,1%*
Services	17,4	17,9	35,3
% du chiffre d'affaires	*11,0%*	*11,9%*	*11,4%*
Total	**158,7**	**156,0**	**314,7**
% du chiffre d'affaires	**28,0%**	**27,2%**	**27,6%**

Le taux de marge brute de l'année 2004 s'établit à 27,6% à comparer à 26,9% en 2003. Celui du deuxième semestre s'est élevé à 27,2%. L'année 2004 se caractérise par :

- une baisse du taux de marge produits (35,7% sur l'année 2004 à comparer à 36,9% en 2003 ; 34,9% au deuxième semestre 2004 et 36,7% au premier semestre 2004) correspondant aux évolutions anticipées des mix produits ;
- une progression de la marge maintenance dont le taux passe de 25,5% à 30,1%, soit une hausse de 4,6 points ; au delà des éléments non récurrents enregistrés au premier semestre, ces résultats témoignent d'une bonne performance opérationnelle ;
- un taux de marge brute services en 2004 égal à celui de 2003, le groupe ayant encore souffert des interrogations de la clientèle sur son devenir tant que les opérations de recapitalisation n'étaient pas achevées.

Revenue breaks down as follows:

(in millions of €)	2004 by half-year first	second	Year 2004
Products	250.1	271.0	521.1
Maintenance	158.2	151.4	309.6
Services	157.4	150.6	308.0
Total revenue	**565.7**	**573.0**	**1,138.7**

With a 2% increase in relation to 2003 (53% versus 51%), the Group's international presence was strengthened in 2004. The geographical breakdown of revenue is as follows:

Geographical breakdown of revenue (%)	**%**
France	47%
Europe excluding France	39%
North America	6%
Asia and Africa	6%
South America	2%
Total	**100%**

Gross margin

(in millions of €)	2004 by half-year first	second	Year 2004
Products	91.7	94.5	186.2
% of revenue	*36.7%*	*34.9%*	*35.7%*
Maintenance	49.6	43.6	93.2
% of revenue	*31.4%*	*28.8%*	*30.1%*
Services	17.4	17.9	35.3
% of revenue	*11.0%*	*11.9%*	*11.4%*
Total	**158.7**	**156.0**	**314.7**
% of revenue	**28.0%**	**27.2%**	**27.6%**

The gross margin rate for 2004 stood at 27.6%, compared to 26.9% in 2003. The rate for the second half was 27.2%. Fiscal year 2004 was characterized by:

- a decrease in the products margin rate (35.7% over 2004 compared to 36.9% in 2003; 34.9% in the second half of 2004 and 36.7% in the first half of 2004), corresponding to the anticipated product mix trends;
- an increase in the maintenance margin rate, which rose from 25.5% to 30.1%, an increase of 4.6 points; over and above the non-recurring elements recorded in the first half, these results testify to a sound operating performance;
- a 2004 services margin rate equal to that of 2003, the Group again feeling the brunt of customer questioning as to its future pending the completion of the recapitalization operations.

Recherche et développement et frais commerciaux et administratifs

(en millions d'euros)	Semestre 2004 premier	second	Année 2004
Frais de Recherche et Développement nets	(28,5)	(25,5)	(54,0)
% du chiffre d'affaires produits et maintenance	*7,0%*	*6,0%*	*6,5%*
Frais Commerciaux et Administratifs	(108,3)	(111,7)	(220,0)
% du chiffre d'affaires	*19,1%*	*19,5%*	*19,3%*

Les dépenses de R&D s'élèvent à 54,0 millions d'euros en 2004 dont 25,5 millions d'euros au deuxième semestre 2004. La baisse par rapport au premier semestre est en particulier due à l'évolution des parités euro/dollar.

L'effort de Recherche et Développement est maintenu à 6,5% du chiffre d'affaires produits et maintenance à comparer à 6,6% en 2003. Il est consacré, à l'intégration permanente des fonctionnalités requises par le marché dans la ligne GCOS, au développement de l'offre du groupe dans les serveurs Novascale, l'offre middleware et la sécurité.

Dans les frais commerciaux et administratifs du Groupe a été enregistré au deuxième semestre l'ensemble des coûts liés à l'abandon du site de Louveciennes et au regroupement des activités en Région Parisienne sur trois localisations. Le montant annuel de ces frais commerciaux et administratifs s'établit à 220 millions d'euros à comparer à 238,8 millions d'euros en 2003. Le niveau des frais commerciaux et administratifs représente 19,3% du chiffre d'affaires en progression de 0,4 point par rapport à 2003.

EBIT (Earnings before interest and taxes)

L'EBIT s'élève à 41,1 millions d'euros en 2004 en légère progression par rapport à 2003 (40,7 millions d'euros). L'EBIT du deuxième semestre à 21 millions d'euros est supérieur aux prévisions données par le groupe pour ce deuxième semestre. Il correspond à un bénéfice d'exploitation de 19,3 millions d'euros augmenté des gains de change. L'EBIT représente en 2004 3,6% du chiffre d'affaires, en progression de 0,4 point par rapport à 2003.

Résultat net

(en millions d'euros)	semestre 2004 premier	second	année 2004
EBIT	20,1	21,0	41,1
Frais financiers nets	(16,1)	(14,7)	(30,8)
Amortissement de survaleur	(5,0)	(1,5)	(6,5)
Impôts courants	(1,2)	(0,9)	(2,1)
Impôts différés		51,7	51,7
Autres pertes et profits	4,4	4,6	9,0
Produits financiers liés à la restructuration financière	-	29,9	29,9
Autres frais liés à la restructuration financière	-	(0,8)	(0,8)
Aide à la restructuration	-	517,0	517,0
CRMF (*)	-	(54,0)	(54,0)
Résultat net	**2,2**	**552,3**	**554,5**

(*) CRMF : clause de retour à meilleure fortune

Research and development and selling, general and administrative expenses

(in millions of €)	2004 by half-year first	second	Year 2004
Net research and development	(28.5)	(25.5)	(54.0)
% of products and maintenance revenue	*7.0%*	*6.0%*	*6.5%*
SG&A	(108.3)	(111.7)	(220.0)
% of revenue	*19.1%*	*19.5%*	*19.3%*

Research and development expenditure amounted to €54.0 million in 2004, of which €25.5 million in the second half of 2004. The decline in relation to the first half is primarily due to the change in the euro/dollar parity.

The research and development expenditure was maintained at 6.5% of the products and maintenance revenue, compared to 6.6% in 2003. It is dedicated, to the permanent integration of the functionalities required by the market in the GCOS line, the development of the Group offering with respect to the Novascale servers, the middleware offering and security.

The Group's SG&A expenses included costs related to the withdrawal from the Louveciennes site and the regrouping of activities in three locations in the Greater Paris region. These expenses stood at €220 million compared to €238.8 million in 2003 and represented 19.3% of revenue, up by 0.4 points compared to 2003.

EBIT (Earnings before interest and taxes)

EBIT stood at € 41.1 million in 2004, up slightly in relation to 2003 (€ 40.7 million). At € 21.1 million, EBIT for the second half exceeded Group forecasts. The item corresponds to operating income of € 19.3 million and foreign exchange gains.

In 2004, EBIT represented 3.6% of revenue, an increase of 0.4 points over 2003.

Net income

(in millions of €)	2004 by half-year first	second	Year 2004
EBIT	20.1	21.0	41.1
Interest	(16.1)	(14.7)	(30.8)
Goodwill amortization	(5.0)	(1.5)	(6.5)
Corporate income tax	(1.2)	(0.9)	(2.1)
Deferred taxes	-	51.7	51.7
Other gains and losses	4.4	4.6	9.0
Financial income related to the financial restructuring	-	29.9	29.9
Other expenses related to the financial restructuring	-	(0.8)	(0.8)
Restructuring aid	-	517.0	517.0
Profit sharing clause (CRMF*)	-	(54.0)	(54.0)
Net income	**2.2**	**552.3**	**554.5**

Les frais financiers se sont élevés à 30,8 millions d'euros en 2004, 26 millions d'euros sont constitués des intérêts liés à l'avance de l'Etat qui ont été capitalisés.

Le détail des différents postes figure dans l'annexe aux comptes consolidés.

Evolution des flux de trésorerie

(en millions d'euros)	Semestre 2004 premier	Semestre 2004 second	Année 2004
EBIT	20,1	21,0	41,1
Amortissements	8,7	11,2	19,9
Investissements	(6,8)	(6,6)	(13,4)
Variation du BFR	3,5	23,7	27,2
Frais financiers payés	(3,2)	(1,7)	(4,9)
Impôts	(1,2)	(0,9)	(2,1)
(A) Flux provenant des opérations courantes	**21,1**	**46,7**	**67,8**
(B) Flux exceptionnel	**(3,5)**	**3,4**	**(0,1)**
s/total (A) + (B)	**17,6**	**50,1**	**67,7**
Frais financiers non payés	(12,9)	(13,0)	(25,9)
Augmentation / (diminution) de la dette	(11,3)	22,0	10,7
Augmentation / (diminution) de la trésorerie avant opérations de restructuration financière	**(6,6)**	**59,1**	**52,5**
Trésorerie apportée par les opérations de recapitalisation	**-**	**56,3**	**56,3**
Flux de trésorerie total	**(6,6)**	**115,4**	**108,8**

Cette présentation simplifiée est issue des tableaux utilisés en interne pour le suivi de la trésorerie et sert de base à la communication financière.

En 2004, le groupe a vu sa trésorerie augmenter de 108,8 millions d'euros, dont 56,3 millions provenant des opérations de recapitalisation. Les investissements se sont élevés à 13,4 millions d'euros. Le flux de trésorerie exceptionnel est constitué d'une part, de 13,7 millions d'euros de ressources liés à des cessions d'actifs et d'autre part, pour 13,8 millions d'euros, de dépenses exceptionnelles (en particulier 10,2 millions de dépenses liées à des restructurations).

Périmètre du Groupe

Le périmètre du Groupe n'a pas évolué depuis début 2002.

2 – Résultats de la société Bull pour L'exercice 2004

Bull, société mère du Groupe, a réalisé un profit net de 555 millions d'euros pour l'exercice 2004 par rapport à un profit de 3,5 millions d'euros l'année précédente.

Ce résultat provient :

- pour 32,1 millions d'euros de profits de change liés à la restructuration des dettes intragroupe entre Bull et ses filiales américaines ;
- pour 12 millions d'euros du solde de cessions d'activités réalisées lors d'exercices antérieurs ;
- pour 25,6 millions d'euros principalement de l'impact des résultats des filiales de Bull sur le résultat de la société mère ;

Interest expense amounted to € 30.8 million in 2004, of which € 26 million related to the advance from the French State was capitalized.

The various line items are broken down in the notes to the consolidated financial statements.

Change in cash flow

(in millions of €)	2004 by half-year first	2004 by half-year second	Year 2004
EBIT	20.1	21.0	41.1
Depreciation and amortization	8.7	11.2	19.9
Investments	(6.8)	(6.6)	(13.4)
Change in working capital	3.5	23.7	27.2
Interest paid	(3.2)	(1.7)	(4.9)
Corporate income tax	(1.2)	(0.9)	(2.1)
(A) Operating cash flow	**21.1**	**46.7**	**67.8**
(B) Exceptional cash flow	**(3.5)**	**3.4**	**(0.1)**
Subtotal (A) + (B)	**17.6**	**50.1**	**67.7**
Interest not paid	(12.9)	(13.0)	(25.9)
Increase/(decrease) in borrowings	(11.3)	22.0	10.7
Increase / (decrease) in cash flow before financial restructuring operations	**(6.6)**	**59.1**	**52.5**
Cash provided by recapitalization operations	**-**	**56.3**	**56.3**
Total cash flow	**(6.6)**	**115.4**	**108.8**

This simplified presentation is derived from the tables used internally to monitor cash flow and serves as a basis for financial reporting.

In 2004, the Group net cash flow increased by €108.8 million, of which €56.3 million stemmed from recapitalization operations. Investments amounted to €13.4 million. Net exceptional cash flow comprised €13.7 million in resources related to asset disposals and €13.8 million in exceptional expenses (specifically €10.2 million in restructuring expenses).

Group structure

The Group structure has not changed since the beginning of 2002.

2 – Bull results for fiscal year 2004

Bull, the Group parent company, posted a net income of €555 million for 2004, compared to a net income of €3.5 million the previous year.

The result stems from:

- the foreign exchange gains related to the restructuring of the intra-Group debt between Bull and its US subsidiaries, for € 32.1 million;
- the balance from disposals of activities carried out during prior years for € 12 million;
- financial income of € 25.6 million, primarily from the impact of the results from the Bull subsidiaries on the parent company results;
- lastly, the additional recapitalization operations, which

- enfin pour le complément des opérations de recapitalisation ; celles-ci ont en effet généré, d'une part un profit de 462,2 millions d'euros issu de la recapitalisation de l'Etat assortie d'une clause de retour à meilleure fortune (517 millions d'euros correspondant à l'aide reçue, diminués de 54 millions d'euros de provision pour CRMF et de 0,8 million de frais complémentaires), d'autre part des produits financiers de 23,5 millions d'euros liés à l'échange d'Océanes dans le cadre de l'OPE réalisée en juin-juillet 2004 ainsi qu'à la modification intervenue au premier décembre dans le contrat d'émission.

Grâce au résultat dégagé et aux opérations sur le capital décrites précédemment, la société a reconstitué ses capitaux propres, qui s'élèvent à 34 millions d'euros au 31 décembre 2004.

Il est à noter que Bull a procédé au premier semestre 2004 à une recapitalisation générale de ses filiales. L'effet de ces opérations a été neutre au plan comptable.

Bull n'a pas distribué de dividendes au titre des trois derniers exercices.

generated a gain of € 462.2 million from the State recapitalization accompanied by a Profit sharing clause (€ 517 million representing the aid received less € 54 million for the Profit sharing clause provision and € 0.8 million in additional expenses), and financial income of € 23.5 million related to the exchange of Oceane bonds as part of the public offer of exchange carried out in June-July 2004 and the amendment of the issue contract that took place on December 1.

Thanks to the results generated and the previously described capital operations, the Company was able to rebuild its equity, which amounted to € 34 million as of December 31, 2004.

It should be noted that in the first half, Bull proceeded with a general recapitalization of its subsidiaries. These operations had no impact from an accounting perspective.

Bull has not distributed dividends for the last three fiscal years.

Résultats financiers

au cours des cinq derniers exercices

Nature des indications	2004	2003	2002	2001	2000
Capital en fin d'exercice					
Capital social (en millions d'euros)	10	340	340	340	340
Nombre d'actions émises	960 968 657	170 198 899	170 198 899	170 198 899	170 198 899
Opérations et résultat de l'exercice					
(en millions d'euros)					
Chiffre d'affaires hors taxes	-	-	-	-	-
Résultat avant impôts et charges calculées	97	(117)	(73)	(44)	2
Impôts sur les bénéfices	(1)	(2)	(1)	(6)	(59)
Résultat après impôts et charges calculées	555	4	(598)	(253)	(238)
Résultat distribué		-	-	-	-
Résultats par action (*)					
(en euros)					
Résultat après impôts avant charges calculées	0,21	(0,68)	(0,39)	(0,22)	0,36
Résultat après impôts et charges calculées	1,21	0,02	(3,51)	(1,49)	(1,40)
Dividende attribué à chaque action	-	-	-	-	-

(*) Le résultat par action est calculé à partir du nombre moyen pondéré d'actions en circulation au cours de l'exercice.

PRESENTATION DES RESOLUTIONS

1/ DE LA COMPETENCE DE L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

1ère RESOLUTION : Approbation des comptes consolidés de l'exercice 2004

Il est demandé à l'Assemblée générale après avoir entendu le contenu du rapport du Conseil d'administration qui comporte en outre le rapport du Président sur le contrôle interne, d'approuver les comptes consolidés de l'exercice clos le 31 décembre 2004 se traduisant par un bénéfice de 554 531 000 €.

2ème RESOLUTION : Approbation des comptes sociaux de l'exercice 2004

Il est demandé à l'Assemblée générale après avoir entendu le contenu du rapport du Conseil d'administration qui comporte en outre le rapport du Président sur le contrôle interne, d'approuver les comptes sociaux l'exercice clos le 31 décembre 2004 qui se traduisent par un bénéfice net comptable de 555 390 149,84 €.

Il est également demandé de donner quitus complet et définitif aux administrateurs et aux Commissaires aux comptes sur l'exécution de leur mandat pour l'exercice clos à cette date.

3ème RESOLUTION: Affectation du résultat de l'exercice

Le bénéfice net comptable de l'exercice social clos le 31 décembre 2004 qui s'élève à 555 390 149,84 € est affecté au compte report à nouveau débiteur. Celui-ci présente, après l'imputation de la réduction du capital intervenue le 25 mai 2004 et après affectation du bénéfice net comptable de l'exercice 2004, un solde négatif de 263 140 362, 73 €.

Il est rappelé qu'il n'a pas été distribué de dividende au titre des exercices clos les 31 décembre 2001, 31 décembre 2002 et 31 décembre 2003.

4ème RESOLUTION: Affectation des primes et réserves

En application de l'article 39 de la loi de finances rectificative pour 2004, du 30 décembre 2004, la Société est conduite à virer le montant de la réserve légale de plus-values à long terme existant au bilan de la Société et s'élevant à la somme de 2 790 082,09 € à la réserve ordinaire. Par ailleurs, la taxe dont la société est redevable sur cette plus-value à l'occasion de son transfert a été comptabilisée au compte report à nouveau au 31 décembre 2004 pour la somme de 57 252 €, conformément à l'avis du Conseil National de la comptabilité; ce montant étant ensuite prélevé sur la réserve ordinaire et viré au compte report à nouveau.

Le compte report à nouveau, dont le solde négatif s'élève à 263 140 362,73 €, est apuré par imputation sur:

-le compte de réserve ordinaire à concurrence de 57 252 €,

PRESENTATION OF THE RESOLUTIONS

1/ RESOLUTIONS FALLING UNDER THE AUTHORITY OF THE ORDINARY SHAREHOLDERS' MEETING

1st RESOLUTION: Approval of the 2004 consolidated financial statements

It is asked to the Shareholders meeting, after having heard the report frm the Board of directors which includes the report of the Chairman on the internal audit , to approve the consolidated financial statements for the year ended December 31, 2004, showing a profit of € 554, 531,000 .

2nd RESOLUTION: Approval of the 2004 statutory financial statements

It is asked to the Shareholders meeting, after having heard the report from the Board of directors which includes the report of the Chairman on the internal audit , to approve the statutory financial statements for the year ended December 31, 2004, showing a profit of € 555,390,149.84.

Full and final discharge of all liability is granted to Directors and Statutory Auditors in the performance of their duties for the period ended at this date.

3rd RESOLUTION: Allocation of net income for the year

Allocation of the accounting net income for the year ended December 31, 2004, which amounts to € 555,390,149.84, to the accumulated deficit, which brings this account to € 263,140,362.73, following the share capital decrease May 25th 2004 and the allocation of fiscal year 2004 accounting net profitable income.

There were no dividend distributions for the years ended December 31, 2001, December 31, 2002 and December 31, 2003.

4th RESOLUTION: Appropriation of premiums and reserve

In compliance with article 39 of the " Loi de Finances" for 2004 of December 30th, retroactively for 2004, the Company is conducted to transfer the amount of the "plus-values à long terme" existing to the balance sheet and of an amount of € 2, 790, 082.09 to the ordinary reserve. Moreover the exit tax to be paid was comptabilized in the " report à nouveau " in 2004, in accordance to the advise given by the " Conseil National de la comptabilité". Then this amount is appropriated from the ordinary reserve and wired to the "report à nouveau".

The negative balance of the retained earnings ("report à nouveau") account which amounts to € 263,140,362.73 is solded by transferring the following amounts to it:

- € 57,252 from the ordinary reserve account as indicated above,

comme indiqué ci-dessus,

- la réserve légale à concurrence de 24 228 861,16 €. La réserve légale est ainsi ramenée à 10% du montant du capital social conformément à la loi, soit 960 968,66 €,

- la prime de conversion dans sa totalité, soit 170 938 248,58 €,

- la prime d'émission à concurrence de 67 916 000,99 €.

A l'issue de ces affectations:

- le compte report à nouveau est soldé,
- la réserve légale s'élève à 960 968,66 €,
- la réserve ordinaire s'élève à 2 732 830,09 €,
- le solde de la prime d'émission s'élève à 20 615 821,77 €.

Les capitaux propres de la Société qui s'élèvent à la somme de 33 919 307, 09 € au 31 décembre 2004, sont reconstitués par rapport au capital social qui s'élève à 9 609 686,57 € a la même date.

- € 24,228,861.16 from the legal reserve. As a result, the legal reserve is brought back to 10% of the stated capital pursuant to the law, i.e. € 960,968.66,

- the entire conversion premium, i.e. € 170,938,248.58,

- € 67,916,000.99 from the issue premium,

As result of these allocations:

- the retained earnings accounts (" report à npouveau") is closed out,
- the legal reserve amounts to € 960,968.66,
- the ordinary reserve amounts to € 2,732,830.09,
- the balance of the issue premium amounts € 20,615,821.77.

The Shareholders' Meeting notes that the Company's shareholders' equity, which amounts to € 33,919,307.09 as of December 31, 2004, has been replenished with respect to the stock capital which amounts to € 9,609,686.57 on said date.

5ème RESOLUTION : Conventions réglementées

Les termes et contenu du rapport spécial des Commissaires aux comptes sur les conventions visées à l' article L 225-38 Code de commerce sont approuvés par l'Assemblée générale.

5th RESOLUTION: Related party transactions

Approval of the terms and content of the special auditors' report on related party transactions covered by Article L225-38 of the French Commercial Code.

6ème RESOLUTION : Ratification de la cooptation en qualité d'administrateur de L'ETAT

L' Etat ayant été nommé par voie de cooptation par le Conseil d'administration le 12 juillet 2004, en remplacement de Monsieur Thierry FRANCQ, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'Assemblée générale annuelle appelée à statuer sur les comptes de l'exercice 2004, il appartient à l'Assemblée générale de ratifier cette nomination, conformément à la loi, même si l'Etat a donné sa démission le 2 décembre 2004.

6th RESOLUTION: Ratification of the French State's appointment as Director,

The French State was appointed as Director by the Board of directors of july 12, 2004, replacing Mr Thierry FRANCQ, for the remainder of his term of office, that is until the close of the Shareholders' Meeting which shall be called to vote on the financial statements for fiscal year 2004. The Shareholders meeting has to ratify this nomination while the French State has resigned on December 2,2004.

7ème RESOLUTION : Ratification de la cooptation en qualité d'administrateur de Monsieur Henri CONZE et renouvellement de son mandat

Il convient par la présente résolution de ratifier la cooptation en qualité d'administrateur de Monsieur Henri CONZE, intervenue par le Conseil d'administration du 24 mai 2004, en remplacement de Monsieur Didier PINEAU-VALENCIENNE, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'Assemblée générale annuelle appelée à statuer sur les comptes de l'exercice 2004 et de renouveler son mandat pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'Assemblée qui sera appelée à statuer sur les comptes de l'exercice 2007.

7th RESOLUTION: Ratification of Mr. Henri CONZE's appointment as Director and renewal of his mandate

Ratification of Mr. Henri CONZE's appointment as Director, decided by the Board of Directors' meeting on May 24, 2004, in replacement of Mr. Didier PINEAU-VALENCIENNE, for the latter's remaining term of office expiring at the end of the general meeting of shareholders held to approve the 2004 financial statements. In addition, the Shareholders meeting has to renew the mandate of Mr CONZE for three years , expiring at the end of the General meeting of shareholders held to approve the 2007 financial statements.

8ème RESOLUTION : Ratification de la cooptation en qualité d'administrateur de Monsieur André FELIX

La présente résolution a pour objet de ratifier la cooptation

8th RESOLUTION: Renewal of Mr. Henri FELIX's term of office as Director

Ratification of Mr. André FELIX's appointment as Director, decided by the Board of Directors' meeting on May 24,

en qualité d'administrateur de Monsieur André FELIX, intervenue par le Conseil d'administration du 24 mai 2004, en remplacement de Monsieur Gilles COSSON, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'Assemblée générale annuelle appelée à statuer sur les comptes de l'exercice 2005.

2004, in replacement of Mr. Gilles COSSON, for the latter's remaining term of office expiring at the end of the general meeting of shareholders held to approve the 2005 financial statements.

9ème RESOLUTION : Ratification de la cooptation en qualité d'administrateur de Monsieur Didier LAMOUCHE

Cette résolution est destinée à ratifier la cooptation en qualité d'administrateur de Monsieur Didier LAMOUCHE, intervenue par le Conseil d'administration le 2 décembre 2004, en remplacement de Monsieur David JONES, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'Assemblée générale annuelle appelée à statuer sur les comptes de l'exercice 2006.

9th RESOLUTION: Ratification of Mr. Didier LAMOUCHE's appointment as Director

Ratification of Mr. Didier LAMOUCHE's appointment as Director, decided by the Board of Directors' meeting on December 2, 2004, in replacement of Mr. David JONES, for the latter's remaining term of office expiring at the end of the general meeting of shareholders held to approve the 2006 financial statements.

10ème RESOLUTION : ratification du transfert de siège social

Le siège de la société a été transféré par décision du conseil d'administration du 29 octobre 2004 de (78430) Louveciennes - 68, route de Versailles, aux (78340) Clayes-sous-Bois, rue Jean Jaurès, avec effet le 31 décembre 2004. Ceci est soumis, conformément à la loi et aux statuts de la société à la ratification de la présente Assemblée générale.

10th RESOLUTION: Ratification of the head office transfer

The head office of the Company has been transfered by decison of the Board of directors meeting of October 29th 2004 from (78430) Louveciennes - 68 route de Versailles to les Clayes-Sous-Bois (78340) - rue Jean Jaurès, with effect on December 31th, 2004. According to the law and the articles of association of the Company, this decision has to be ratified by the Sherholders meeting.

11ème RESOLUTION: Poursuite par Deloitte & Associés du mandat de commissaire aux comptes titulaire de la société Deloitte Touche Tohmatsu

Suite à la fusion par voie d'absorption de la société Deloitte Touche Tohmatsu par la société Deloitte Touche Tohmatsu - Audit, le mandat de commissaire aux comptes de la société, confié à la société Deloitte Touche Tohmatsu, est poursuivi par la société Deloitte Touche Tohmatsu - Audit, qui elle même prend la nouvelle dénomination de "Deloitte & Associés".

11th RESOLUTION: Continuation by Deloitte & Associés of the term of office of permanent statutory auditor of Deloitte Touche Tohmatsu

Acknowledgement, following the merger by absorption of Deloitte Touche Tohmatsu by Deloitte Touche Tohmatsu - Audit, that the statutory audit mandate of the Company, confided to Deloitte Touche Tohmatsu, is pursued by Deloitte Touche Tohmatsu - Audit under the new name "Deloitte & Associés."

12ème RESOLUTION : Renouvellement du mandat d'un Commissaire aux comptes Titulaire, la société Deloitte &Associés

Le mandat de Commissaire aux comptes titulaire la société Deloitte & Associés , arrivant à expiration il est proposé à l'Assemblée générale de le reconduire pour la durée de six exercices, soit jusqu'à l'issue de l'Assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2010.

Il est ici précisé que pour répondre aux nouvelles exigences réglementaires en matière d'indépendance des commissaires aux comptes, ces derniers ont désignés de nouveaux responsables pour le dossier Bull dès l'exercice 2004.

12th RESOLUTION: Renewal of a principal statutory auditor's mandate

Renewal, as principal statutory auditor, of the mandate of Deloitte & Associés, for a statutory period of six years, expiring at the end of the general meeting of shareholders held to approve the 2010 financial statements.

It is indicated that to be in compliance with the new french regulation regarding the independence of the statutory auditors, they have designated new managers responsible for Bull as from the 2004 exercise.

13ème RESOLUTION : Renouvellement du mandat du Cabinet BEAS, commissaire aux comptes suppléant de la société Deloitte et Associés

Le mandat du cabinet BEAS, commissaire aux comptes suppléant de la société Deloitte & Associés, est soumis à renouvellement lors de la présente Assemblée générale, pour une durée de six exercices, soit jusqu'à l'issue de

13th RESOLUTION: Renewal of the mandate of BEAS as deputy statutory auditor

Renewal, as deputy statutory auditor, of the mandate of BEAS, for a statutory period of six years, expiring at the end of the general meeting of shareholders held to approve the 2010 financial statements.

l'Assemblée Générale qui sera appelée à statuer sur les comptes de l'exercice 2010.

14ème RESOLUTION: modification de la dénomination sociale et du siège social d'un commissaire aux comptes titulaire

La nouvelle dénomination du cabinet de commissaire aux comptes, la société Amyot Exco est devenue Amyot Exco Grant Thornton.

En outre, le siège social dudit commissaire aux comptes est fixé au 100 rue de Courcelles 75017 Paris.

15ème RESOLUTION : Programme de rachat d'actions par la Société

Il s'agit, comme chaque année, de consentir au Conseil d'administration, pour une durée de 18 mois, une nouvelle autorisation pour opérer sur les propres titres de la Société.

Cette autorisation porte sur un maximum de 10% du capital social et le prix maximum d'achat des actions est limité à 2 € par action d'une valeur nominale de 0,01 € chacune. Toutefois le nombre d'actions auto-détenues par la société ne pourra , conformément à l'article L 225-210 al.3 du Code de commerce, dépasser le montant des réserves libres dont le montant est de 23 348 651,86 € au 31 décembre 2004.

Par ailleurs une note d'information visée par l'AMF décrit les finalités du programme envisagé par la Société et son incidence financière. L'objectif de ce programme est en priorité de mettre en place un contrat de liquidité.

Cette autorisation annule et remplace l'autorisation précédemment accordée par l'Assemblée générale des actionnaires du 25 mai 2004.

2/ DECISIONS RELEVANT DE LA COMPETENCE DE L'ASSEMBLEE GENERALE EXTRAORDINAIRE

16ème RESOLUTION: Regroupement des actions de la société actuellement de 0,01€ en actions de 0,10 € de valeur nominale chacune

Afin de conférer aux actions de la Société une valeur nominale plus importante, il est demandé à l'Assemblé générale des actionnaires de procéder à un regroupement par dix des actions existantes, celles-ci étant ainsi portées de 0,01 € de valeur nominal chacune à 0,10 € de valeur nominal chacune.

17ème RESOLUTION: Pouvoirs pour formalités (Compétence de l'AGO)

Tous pouvoirs au porteur sont donnés pour accomplir les formalités légales.

14th RESOLUTION: Modification of a principal statutory auditor's corporate name

Acknowledgment that the new corporate name of the audit firm Amyot Exco is now Amyot Exco Grant Thornton.

Acknowledgment that the head office of this statutory auditor is located at 100, rue de Courcelles 75017 Paris.

15th RESOLUTION: Share buyback program

Authorization for the annual renewal of the share buyback program for a new term of eighteen months as of the date of this meeting.

This resolution concerns a maximum of 10 % of the capital stock of the Company and a maximum price authorized to buy the shares at € 2 per share at a par value of € 0.01 per share. However, the number of shares held by the company will , in accordance to the article L 225-210 al 3 of the Comercial code, be limited to the amount of the free reserves wich raised to € 23,348,651.86 on December 31,2004.

An information memorandum authorized by the "AMF"(the French financial markets authority) discribes the objectives of the shares buy back program and its financial incidences. The main objective of this program is to implement a liquidity agreement.

This authorization supersedes the authorization previously granted by the General Meeting of Shareholders held on May 25, 2004.

2/ RESOLUTIONS FALLING UNDER THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS MEETING

16th RESOLUTION: Reverse stock split of the Company shares from € 0.01 par value per share to € 0.10 par value per share

To increase the nominal value of the Company shares, the General Shareholders' Meeting is asked to carry out a reverse stock split of the Company shares by exchanging ten old shares with a par value of € 0.01 for one new share with a par value of € 0.10.

17th RESOLUTION: Powers for formalities (Falling under the authority of the ordinary shareholders' meeting)

Delegation of powers to the Chairman to carry out the formalities.

PROJET DE TEXTE DES RESOLUTIONS A L'ASSEMBLEE GENERALE MIXTE DES ACTIONNAIRES DU 21 AVRIL 2005

Le texte du projet des résolutions présentées par le Conseil d'Administration à l'Assemblée Générale Mixte des actionnaires du 21 avril 2005 est reproduit ci-après.

1/ DECISIONS RELEVANT DE LA COMPETENCE DE L'ASSEMBLEE GENERALE ORDINAIRE

1ère RESOLUTION: Approbation des comptes consolidés de l'exercice 2004

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration, et du rapport des Commissaires aux comptes approuve dans toutes leurs parties, les comptes consolidés de l'exercice clos le 31 décembre 2004 se traduisant par un bénéfice de 554 531 000 €.

2ème RESOLUTION: Approbation des comptes sociaux de l'exercice 2004

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration, et du rapport général des Commissaires aux comptes, approuve dans toutes leurs parties, les comptes sociaux de l'exercice clos le 31 décembre 2004 se traduisant par un bénéfice net comptable de 555 390 149,84 €.

En conséquence, elle donne à tous les administrateurs et aux Commissaires aux comptes quitus complet et définitif de l'exécution de leur mandat pour l'exercice clos à cette date.

3ème RESOLUTION: Affectation du résultat de l'exercice

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration, décide d'affecter le bénéfice net comptable de l'exercice social clos le 31 décembre 2004 au compte report à nouveau débiteur, celui-ci présentant, après l'imputation de la réduction du capital intervenue en 2004 et après affectation du bénéfice net comptable de l'exercice 2004, un solde négatif de 263 140 362,73 €.

Il est rappelé qu'il n'a pas été distribué de dividende au titre des exercices clos les 31 décembre 2001, 31 décembre 2002 et 31 décembre 2003.

4ème RESOLUTION: Affectation des primes et réserves

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration,

DRAFT RESOLUTIONS FOR THE JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING OF APRIL 21TH, 2005

the draft resolutions submitted by the Board of Directors to the Joint Ordinary and Extraordinary Shareholders' Meeting of April 21, 2005 are set out below:

1/ RESOLUTIONS OF THE ORDINARY SHAREHOLDERS' MEETING

1st RESOLUTION: Approval of the year 2004 consolidated financial statements

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors's report and the statutory auditors' report, the shareholders' Meeting approves in its all the consolidated financial statements for the year ended December 31, 2004 which show a profit of € 554, 531,000.

2nd RESOLUTION: Approval of the year 2004 corporate financial statements

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report and the statutory auditors' general report, the Shareholders' Meeting approves all the parts of the corporate financial statements for the year ended December 31, 2004 which show a net book profit of € 555,390,149.84.

As a result, it discharges all the directors and the statutory auditors fully and finally for the performance of their duties for the fiscal year ended on said date.

3rd RESOLUTION: Allocation of income for the fiscal year

Voting under the quorum and majority conditions required for Regular Shareholders' Meeting, having noted the Board of Directors' report, the Shareholders' Meeting resolves to allocate the net book profit for the fiscal year ended December 31, 2004 to the retained earnings account. After deducting the capital reduction that was carried out in 2004 and after allocation of the net book profit of fiscal year 2004, the retained earnings account shows a negative balance of € 263,140,362.73.

It is noted that no dividend has been distributed for the fiscal years ended December 31, 2001 December 31, 2002 December 31, 2003.

4th RESOLUTION: Allocation of premiums and reserves

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report, the Shareholders' Meeting,

décide, en application de l'article 39 de la loi de finances rectificative n° 2004 -1485 du 30 décembre 2004, de virer le montant de la réserve spéciale de plus-values à long terme s'élevant à 2 790 082,09 € à la réserve ordinaire dont le solde se trouve porté au même montant,

décide d'apurer le solde débiteur du compte de report à nouveau qui s'élève à 263 140 362,73 € par imputation sur:

- le compte de réserve ordinaire à concurrence de 57 252 € correspondant au montant de la taxe exceptionnelle devant être acquitté par la société au titre du virement de la réserve spéciale de plus-values à long terme et comptabilisé au débit du report à nouveau au titre de l'exercice 2004,

- la réserve légale à concurrence de 24 228 861,16 €. La réserve légale est ainsi ramenée à 10% du montant du capital social conformément à la loi, soit 960 968,66 €,
- la prime de conversion dans sa totalité, soit 170 938 248,58 €,
- la prime d'émission à concurrence de 67 916 000,99 €.

L'Assemblée générale constate qu'a l'issue de ces affectations:

- le compte Report à Nouveau est soldé,
- la réserve légale s'élève à 960 968,66 €,
- la réserve ordinaire s'élève à 2 732 830,09 €,
- Le solde de la prime d'émission s'élève à 20 615 821,77 €.

L'Assemblée générale constate ensuite que les capitaux propres de la Société qui s'élèvent à la somme de 33 919 307, 09 € au 31 décembre 2004, sont reconstitués par rapport au capital social qui s'élève à 9 609 686,57 € a la même date.

Resolves, pursuant to Section 39 of the amended French Finance Act No. 2004-1485 of December 30, 2004 to transfer the balance of the long-term capital gains reserve of € 2,790,082.09 to the ordinary reserve, raising the balance of the reserve by as much,

Resolves to close out the negative balance of the retained earnings account which amounts to € 263,140,362.73 by transferring the following amounts to it:

- € 57,252 from the ordinary reserve account corresponding to the amount of the exceptional tax that must be paid by the company for the transfer of the special long-term capital gains reserve and recorded on the debit side of the retained earnings account in FY 2004,

- € 24,228,861.16 from the legal reserve. As a result, the legal reserve is brought back to 10% of the stated capital pursuant to the law, i.e. € 960,968.66,

- the entire conversion premium, i.e. € 170,938,248.58,

- € 67,916,000.99 from the issue premium,

The Shareholders' Meeting notes that as result of these allocations:

- the retained earnings accounts is closed out,
- the legal reserve amounts to € 960,968.66,
- the ordinary reserve amounts to € 2,732,830.09,
- the balance of the issue premium amounts to € 20,615,821.77.

The Shareholders' Meeting notes that the company's shareholders' equity, which amounts to € 33,919,307.09 as of December 31, 2004, has been replenished with respect to the stated capital which amounts to € 9,609,686.57 on said date.

5ème RESOLUTION: Conventions réglementées

L'Assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration et du rapport spécial des Commissaires aux comptes sur les conventions visées à l'article L 225-38 du Code de commerce approuve les termes et contenu de ce rapport.

5th RESOLUTION: Regulated agreements

Voting under the majority and quorum conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report and the statutory auditors' special report on the agreements referred to in Section L225-38 of the French Commercial Code, the Shareholders' Meeting approves the terms and content of this report.

6ème RESOLUTION: Ratification de la cooptation en qualité d'administrateur de l'Etat

L' Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de ratifier la cooptation en qualité d'administrateur

6th RESOLUTION: Ratification of the provisional appointment of the French State as Director

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report, the Shareholders' Meeting resolves to ratify the provisional appointment

de l'Etat intervenue par le conseil d'administration du 12 juillet 2004, en remplacement de Monsieur Thierry FRANCQ pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice 2004. L'Assemblée prend acte que l'Etat a démissionné de ses fonctions d'administrateur le 2 décembre 2004 et n'a pas été remplacé.

of the French State as director by the Board of Directors' meeting of July 12, 2004 to replace Mr. Thierry FRANCQ for the remainder of his term of office, that is until the close of the Shareholders' Meeting which shall be called to vote on the financial statements for fiscal year 2004. The Shareholders' Meeting notes that the French State resigned from its office as director on December 2, 2004 and was not replaced.

7ème RESOLUTION: Ratification de la cooptation en qualité d'administrateur de Monsieur Henri CONZE et renouvellement de son mandat

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration, décide de:

- ratifier la cooptation en qualité d'administrateur de Monsieur Henri CONZE, intervenue par le Conseil d'administration du 24 mai 2004, en remplacement de Monsieur Didier PINEAU-VALENCIENNE, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'assemblée générale annuelle appelée à statuer sur les comptes de l'exercice 2004.

- et de renouveler en qualité d'administrateur le mandat de Monsieur Henri CONZE, pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'Assemblée générale qui sera appelée à statuer sur les comptes de l'exercice 2007.

7th RESOLUTION: Ratification of the provisional appointment of Mr. Henri CONZE as director and renewal of his term of office

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report, the Shareholders' Meeting resolves to:

- ratify the provisional appointment as director of Mr. Henri CONZE by the Board of Directors' meeting of May 24, 2004 to replace Mr. Didier PINEAU-VALENCIENNE for the remainder of his term of office, that is until the close of the shareholders' meeting which shall be called to vote on the financial statements for fiscal year 2004. .

- and to renew Mr. Henri CONZE's appointment as director for the three-year term set out in the articles of incorporation and by-laws, that is until the close of the Shareholders' Meeting which shall be called to vote on the financial statements for fiscal year 2007.

8ème RESOLUTION: Ratification de la cooptation en qualité d'administrateur de Monsieur André FELIX

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration, décide de ratifier la cooptation en qualité d'administrateur de Monsieur André FELIX, intervenue par le Conseil d'administration du 24 mai 2004, en remplacement de Monsieur Gilles COSSON, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'assemblée générale annuelle appelée à statuer sur les comptes de l'exercice 2005.

8th RESOLUTION: Ratification of the provisional appointment of Mr. André FELIX as director

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report, the Shareholders' Meeting resolves to ratify the provisional appointment of Mr. André FELIX as director by the Board of Directors' meeting of May 24, 2004 to replace Mr. Gilles COSSON for the remainder of his term office, that is until the close of the Annual Shareholders' Meeting which shall be called to vote on the financial statements for fiscal year 2005.

9ème RESOLUTION: Ratification de la cooptation en qualité d'administrateur de Monsieur Didier LAMOUCHE

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration, décide de ratifier la cooptation en qualité d'administrateur de Monsieur Didier LAMOUCHE, intervenue par le Conseil d'administration du 2 décembre 2004, en remplacement de Monsieur David JONES, pour la durée du mandat de ce dernier restant à courir, soit jusqu'à l'issue de l'assemblée générale annuelle appelée à statuer sur les comptes de l'exercice 2006.

9th RESOLUTION: Ratification of the provisional appointment of Mr. Didier LAMOUCHE as director

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report, the Shareholders' Meeting resolves to ratify the provisional appointment of Mr. Didier LAMOUCHE as director by the Board of Directors' meeting of December 2, 2004 to replace Mr. David JONES for the remainder of his term of office, that is until the close of the Annual Shareholders' Meeting which shall be called to vote on the financial statements for fiscal year 2006.

10ème RESOLUTION: ratification du transfert du siège social

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration, décide de ratifier le transfert du siège social du 68, route de Versailles 78430 Louveciennes au 78340 Les Clayes-Sous-Bois, rue Jean Jaurès, intervenu par décision du Conseil d'administration du 29 octobre 2004 avec effet au 31 décembre 2004.

11ème RESOLUTION: Poursuite par Deloitte & Associés du mandat de commissaire aux comptes titulaire de la société Deloitte Touche Tohmatsu

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, prend acte de la fusion intervenue par voie d'absorption de la société Deloitte Touche Tohmatsu par la société Deloitte Touche Tohmatsu - Audit et constate que le mandat de Commissaire aux comptes de la société, confiée à la société Deloitte Touche Tohmatsu, est poursuivi par la société Deloitte Touche Tohmatsu - Audit dont la nouvelle dénomination est "Deloitte & Associés" immatriculée au registre du commerce et des sociétés de Nanterre sous le n° 377 876 164 dont le siège social est fixé 185, avenue Charles de Gaulle 92 524 Neuilly sur Seine.

12ème RESOLUTION: Renouvellement du mandat d'un Commissaire aux comptes Titulaire, la société Deloitte & Associés

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration, décide de renouveler en qualité de Commissaire aux comptes titulaire la société "Deloitte & Associés", immatriculée au registre du commerce et des sociétés de Nanterre sous le n° 377 876 164 dont le siège social est fixé 185, avenue Charles de Gaulle 92 524 Neuilly sur Seine, pour une durée de six exercices, soit jusqu'à l'issue de l'Assemblée Générale qui sera appelée à statuer sur les comptes de l'exercice 2010.

13ème RESOLUTION: Renouvellement du mandat du Cabinet BEAS, Commissaire aux comptes suppléant de la société Deloitte & Associés,

L'Assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, décide de renouveler le mandat du Cabinet BEAS en qualité de Commissaire aux comptes suppléant de la société Deloitte & Associés,

10th RESOLUTION: ratification of the transfer of the registered office of the Company

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report, the Shareholders' Meeting resolves to ratify the transfer of the principal office from 68 Route de Versailles, 78430 Louveciennes to Rue Jean Jaurès, 78340 Les Clayes-Sous-Bois decided by the Board of Directors' meeting of October 29, 2004 effective December 31, 2004.

11th RESOLUTION: Continuation by Deloitte & Associés of the term of office of permanent statutory auditor of Deloitte Touche Tohmatsu

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, the Shareholders' Meeting notes the merger of Deloitte Touche Tohmatsu into Deloitte Touche Tohmatsu-Audit and notes that the term of office of statutory auditor of the company entrusted to Deloitte Touche Tohmatsu shall be continued by Deloitte Touche Tohmatsu-Audit whose new corporate name is Deloitte & Associés, registered with the Nanterre Trade and Companies Registry under the number 377 876 164 and whose principal office is located at 185 Avenue Charles de Gaulle, 92524 Neuilly-sur-Seine.

12th RESOLUTION: Renewal of the appointment of the permanent statutory auditor, Deloitte & Associés

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report, the Shareholders' Meeting resolves to renew the appointment as permanent statutory auditor of Deloitte & Associés, registered with the Nanterre Trade and Companies Registry under number 377 876 164 whose principal office is located at 185 Avenue Charles de Gaulle, 92524 Neuilly sur Seine, for a term of office of six fiscal years, that is until the close of the Shareholders' Meeting which shall be called to vote on the financial statements for fiscal year 2010.

13th RESOLUTION: Renewal of the appointment of BEAS, alternate statutory auditor of Deloitte & Associés

Voting under the quorum and majority conditions required for Regular Shareholders' Meeting, having noted the Board of Directors' report, the Shareholders' Meeting resolves to renew the appointment of BEAS as alternate statutory auditor of Deloitte & Associés,

pour une durée de six exercices, soit jusqu'à l'issue de l'Assemblée Générale qui sera appelée à statuer sur les comptes de l'exercice 2010.

for a term of office of six fiscal years, that is until the close of the Shareholders' Meeting which shall be called to vote on the financial statements for fiscal year 2010.

14ème RESOLUTION: Modification de la dénomination sociale et du siège social de la Société Amyot Exco, co-commissaire aux comptes titulaire et changement du siège social du Cabinet IGEC, co-commissaire aux comptes suppléant

14th RESOLUTION: Change of the corporate name and principal office of Amyot Exco, co permanent statutory auditor, and change in the principal office of IGEC, co alternate statutory auditor

L' Assemblée Générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, prend acte de la nouvelle dénomination du cabinet de co-commissaire aux comptes, la société Amyot Exco devenue Amyot Exco Grant Thornton.

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report, the Shareholders' Meeting notes the new corporate name of the co statutory auditor. Amyot Exco has changed its name to Amyot Exco Grant Thornton.

Elle prend également acte que le siège social dudit co-commissaire aux comptes est fixé au 100 rue de Courcelles 75017 Paris.

It also notes that the principal office of said co statutory auditor is located at 100 Rue de Courcelles, 75017 Paris.

Par ailleurs, l'Assemblée générale prend acte que la société IGEC, co-commissaire aux comptes suppléant est sis 3, rue Léon Jost 75017 PARIS.

In addition, the Shareholders' Meeting notes that IGEC, the co alternate statutory auditor is located at 3 Rue Léon Jost 75017 Paris.

15ème RESOLUTION: Programme de rachat d'actions par la Société

15th RESOLUTION: Company share buyback program

L'Assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration et de la note d'information visée par l'Autorité des marchés financiers, autorise le conseil d'administration avec faculté de subdélégation dans les conditions prévues par la loi, à opérer conformément aux dispositions des articles L.225-209 et suivants du Code de commerce, sur les propres actions de la Société, aux fins de:

- Animer le marché dans le cadre d'un contrat de liquidité conforme à la charte de déontologie de l'AFEI, par l'intermédiaire d'un prestataire de services d'investissement,

- Utiliser les actions acquises pour faciliter ou permettre l'acquisition d'un nombre entier d'actions dans le cadre de l'opération de regroupement d'actions soumise à l'approbation de la présente assemblée générale des actionnaires,

- Permettre la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit de quelque manière que ce soit à l'attribution d'actions de la Société,

- Utiliser les actions acquises pour les conserver et/ou les remettre en paiement ou en échange ou autrement dans le cadre de toutes opérations de croissance externe de la Société ou du groupe,

- Utiliser les actions acquises pour le cas échéant les attribuer aux salariés et/ou mandataires sociaux de la Société et/ou du groupe, dans les conditions prévues par la loi ,

Voting under the quorum and majority conditions required for Regular Shareholders' Meetings, having noted the Board of Directors' report and the information memorandum authorized by the AMF, the French financial markets authority, the Shareholders' Meeting authorizes the Board of Directors, with the authority to subdelegate under the conditions set out in the law, to trade in the company's own shares pursuant to Sections L. 225-209 *et seq.* of the French Commercial Code, in order to:

- Create a market in the company's shares through a liquidity agreement that complies with AFEI's compliance charter using the services of an investment services intermediary,

- Use the shares acquired to facilitate or enable the acquisition of a whole number of shares to carry out a reverse stock split subject to the approval of this Shareholders' Meeting,

- Tender the shares in connection with the exercise of rights attached to securities giving their holders the right in any manner whatsoever to receive company

- Keep the shares acquired as treasury stock or tender them as payment, exchange them or otherwise in connection with all and any acquisitions by the company or the group,

- Grant the shares to the employees and/or corporate officers of the company and/or the group under the conditions set out in the law.

Ces achats d'actions pourront être opérés par tous moyens, y compris de gré à gré et par bloc d'actions ou par l'utilisation d'instruments financiers dérivés, et aux époques que le conseil d'administration appréciera et, les actions éventuellement acquises pourront être cédées ou transférées par tous moyens en conformité avec les dispositions légales en vigueur,

Such share buybacks may be carried out by all means, including over the counter and by blocks of shares or by use of derivatives, as and when the Board of Directors shall determine. Any shares bought back may be assigned or transferred by any means, subject to compliance with the statutes in effect.

L'Assemblée générale fixe, pour une action d'une valeur nominale de 0,01 €, le prix maximum d'achat à 2 € et le nombre d'actions pouvant être acquis à 10 % au plus du capital social, composé au 31 décembre 2004 de 960 968 657 actions d'une valeur nominale de 0,01 € par action. Le nombre d'actions et le prix maximum d'achat par action fixés ci-dessus sont susceptibles d'ajustement suite à la mise en œuvre de la seizième résolution ci-après relative au regroupement des actions de la société si cette résolution est adoptée par la présente Assemblée générale.

The Shareholders' Meeting sets the maximum purchase price for a share with a par value of € 0.01 at € 2 and the maximum number of shares that may be purchased at no more than 10% of the stated capital, comprising 960,968,657 shares with a par value of € 0.01 per share as of December 31, 2004. The number of shares and the maximum purchase price per share set above may be adjusted in the event this Shareholders' Meeting votes in favor of the sixteenth resolution below dealing with the reverse stock split of the company's shares.

L'Assemblée générale prend acte que les actionnaires seront informés, dans le cadre de la prochaine assemblée générale annuelle, de l'affectation des actions acquises aux différents objectifs poursuivis pour l'ensemble des rachats effectués.

The Shareholders' Meeting notes that the shareholders shall be informed of the use of the shares purchased back for the various purposes defined for all the buybacks carried out at the next Annual Shareholders' Meeting.

L'Assemblée générale décide que le programme de rachat d'actions mis en œuvre en application de la présente résolution pourra être poursuivi en période d'offre publique d'achat visant la Société.

The Shareholders' Meeting resolves that the company may continue to buy back its shares during a takeover bid targeting the company.

La présente autorisation est donnée pour une durée maximum de 18 mois à compter de la présente Assemblée générale.

This authorization is valid for no more than 18 months as of the date of this Shareholders' Meeting.

La présente résolution annule et remplace l'autorisation donnée par l'Assemblée générale mixte du 25 mai 2004.

This resolution cancels and supersedes the authorization granted by the Combined Regular and Shareholders' Meeting of May 25, 2004.

L'Assemblée générale confère au conseil d'administration, avec faculté de subdélégation dans les conditions fixées par la loi, tous pouvoirs pour passer tous actes, conclure tous accords, effectuer toutes formalités et plus généralement faire le nécessaire pour mettre en œuvre la présente résolution.

The Shareholders' Meeting vests all powers in the Board of Directors, with the authority to subdelegate under the conditions set by statute, to enter into all instruments and agreements, carry out all formalities and generally do whatever seems necessary to implement this resolution.

2/ DECISIONS RELEVANT DE LA COMPETENCE DE L'ASSEMBLEE GENERALE EXTRAORDINAIRE

2/ RESOLUTIONS OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

16ème RESOLUTION: Regroupement des actions de la société actuellement de 0,01 € en actions de 0,10 € de valeur nominale chacune

16th RESOLUTION: Reverse stock split of the company's shares from a par value of € 0.01 to € 0.10

L'Assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'administration, décide de procéder au regroupement des actions composant le capital de la société actuellement de 0,01 € de valeur nominale chacune pour les porter à 0,10 € de valeur nominale chacune.

Voting under the quorum and majority conditions required for Special Shareholders' Meetings, having noted the Board of Directors' report, the Shareholders' Meeting resolves to carry out a reverse stock split of the shares comprising the company's stated capital from a par value of € 0.01 currently to € 0.10.

L'Assemblée générale décide que le regroupement s'effectuera par voie d'échange, à raison de 1 (une) action nouvelle de 0,10 € de nominal contre 10 (dix) actions anciennes de 0,01 € de nominal.

L'Assemblée Générale confère tous pouvoirs au Conseil d'administration avec faculté de subdélégation conformément aux dispositions légales, pour fixer la durée de la période d'échange dans la limite de deux ans maximum. La durée fixée commencera à courir au plus tôt dès le lendemain de la date de la publication de l'avis de regroupement des actions au *Bulletin des Annonces Légales Obligatoires* et expirera à l'issue de la période fixée par le Conseil d'administration dans la limite des deux ans ci-dessus.

L'assemblée générale donne tous pouvoirs au Conseil d'administration avec faculté de subdélégation pour mettre en œuvre le regroupement des actions de la société Bull dans les conditions autorisées par la présente résolution et pour notamment mais non limitativement:

- constater le nombre d'actions composant le capital de la Société préalablement à la mise en œuvre du regroupement,

- établir l'avis à publier au *Bulletin des Annonces Légales Obligatoires* en vue du regroupement d'actions et procéder à sa publication,

- procéder, le cas échéant, au rachat d'actions de la Société formant rompus à la suite du regroupement d'actions conformément à l'autorisation consentie dans le cadre de la quinzième résolution ci-dessus et procéder, le cas échéant, au paiement des rompus d'actions en espèces pour faciliter la remise d'un nombre entier d'actions,

- modifier corrélativement les statuts,

- procéder à l'ajustement des droits des porteurs d'OCEANEs restant en circulation et émises le 3 mai 2000 et des droits des bénéficiaires d'options de souscription d'actions de la Société,

- procéder à toutes les formalités consécutives et plus généralement faire tout ce qui sera utile en pareille matière.

17ème RESOLUTION: Pouvoirs en vue des formalités (Compétence de l'AGO)

L'assemblée générale confère tous pouvoirs au porteur d'un original, d'un extrait ou d'une copie du procès-verbal de la présente assemblée pour effectuer tous dépôts ou formalités nécessaires.

The Shareholders' Meeting resolves that the stock split shall be carried out by exchanging 10 (ten) old shares with a par value of € 0.01 for 1 (one) new share with a par value of € 0.10.

The Shareholders' Meeting vests all powers in the Board of Directors, with the authority to subdelegate in compliance with statute, to set the duration of the exchange period which is not to exceed two years. Said period shall start to run no earlier than the day after the publication of the notice of the stock split in the *Bulletin des Annonces Légales Obligatoires* and shall expire at the end of the period set by the Board of Directors but it shall in no way exceed the abovementioned two-year period.

The Shareholders' Meeting vests all powers in the Board of Directors, with the authority to subdelegate, to implement the reverse stock split of the Bull shares under the conditions authorized by this resolution, and *inter alia* to do the following:

- note the number of shares comprising the company's stated capital prior to the implementation of the reverse stock split,

- prepare the notice to be published in the *Bulletin des Annonces Légales Obligatoires* for the stock split and publish it,

- buy back any fractional shares of the company left over from the reverse stock split under the authorization granted in the fifteenth resolution above and pay the fractional shares in cash to facilitate the tendering of a whole number of shares,

- amend the articles of incorporation and by-laws accordingly,

- adjust the rights of the bondholders of the outstanding OCEANEs bonds issued on May 3, 2000 and the rights of the beneficiaries of the company's stock options.

- carry out any resulting formalities and generally do whatever seems necessary in that respect.

17th RESOLUTION: Powers to carry out formalities (Authority of the Regular Shareholders' Meeting)

The Shareholders' Meeting vests all powers in the bearer of an original, excerpt or copy of these minutes to carry out all necessary filings and formalities.

Bull

Le 21 avril 2005

Madame, Monsieur,

L'année 2004 a été marquée par une série d'événements importants pour notre Groupe.

Bull a dégagé en 2004 des résultats positifs pour le second exercice consécutif. Je tiens à rendre hommage à Pierre Bonelli qui nous a quittés en mars 2004 et dont le charisme, le professionnalisme et la détermination ont permis à Bull d'opérer son redressement opérationnel et de restaurer sa crédibilité. Le succès des opérations de recapitalisation en juillet 2004 a témoigné de la confiance des actionnaires et des porteurs d'Océanes dans l'avenir du Groupe.

L'accord de la Commission Européenne sur l'aide à la restructuration en faveur de Bull accordée par l'Etat Français a clos en décembre 2004 le chapitre de la restructuration financière de l'entreprise et consacré la réussite du plan de redressement industriel et financier de Bull.

Je tiens à remercier tous ceux qui nous ont fait confiance : nos clients, nos actionnaires, le personnel, nos créanciers obligataires et l'Etat français qui au-delà de son soutien financier a accompagné, en permanence, la Direction de l'entreprise dans son projet de redressement et de recapitalisation.

Nommé à la tête de l'entreprise en décembre 2004, j'ai pris mes fonctions en février 2005. L'une de mes premières actions a été d'appréhender les composantes du Groupe que ce soit en termes d'acquis technologiques, d'offres commerciales ou de ressources humaines.

La richesse du portefeuille de compétences de Bull, sa capacité d'innovation intacte, la qualité et l'engagement de ses équipes, tout comme son assise restée très internationale m'ont impressionné.

S'il ne fallait citer qu'une seule illustration de la capacité de Bull à relever les plus ambitieux défis, je citerais le contrat signé avec le CEA pour la construction du supercalculateur le plus puissant d'Europe destiné au programme de simulation nucléaire français.

Bull

Après le retour à la profitabilité opérationnelle et la restauration de sa structure financière, Bull peut s'imposer en leader européen des technologies de l'information et c'est mon ambition.

Peu d'entreprises possèdent aujourd'hui la gamme de talents et de compétences disponibles au sein du Groupe, tout à la fois dans les domaines des matériels, des services et des logiciels.

Son savoir-faire dans les systèmes en réseau, sa maîtrise des standards et sa capacité à offrir des solutions "end-to-end" sécurisées en environnement hétérogène, son rôle de pionnier dans le monde de l'open source lui permettent d'aider ses clients à tirer parti des ruptures technologiques, réglementaires ou commerciales auxquelles ils doivent faire face.

Avec des armes nouvelles parmi lesquelles je citerai NovaScale et les architectures orientées services, Bull peut investir de nouveaux champs d'opération et se redéployer dans les services en particulier en Europe à travers de grands projets d'infrastructure, de sécurité et d'intégration.

Le Groupe doit maintenant renouer avec la croissance et passer à l'offensive pour aborder une ère nouvelle qui est celle de la conquête.

A travers une combinaison harmonieuse de recrutements externes et de promotions internes, j'ai à cet effet mis en place une organisation propre à exploiter au mieux les forces du Groupe : développer des synergies à travers une coopération accrue des unités opérationnelles, mais aussi des différents pôles géographiques sur lesquels le Groupe opère, sera une priorité opérationnelle.

Des secteurs de croissance prioritaires ont été définis issus des forces distinctives de Bull telles que les Télécoms, le Secteur Public, le Calcul Haute Performance (HPC), la Défense, en résonance avec les grandes tendances du marché.

Nous nous attacherons également à restaurer l'image de Bull en accroissant la visibilité de son savoir-faire et en portant à la connaissance de nos publics la grande palette de nos succès trop souvent peu connus.

Je suis convaincu que Bull possède un potentiel d'amélioration de sa rentabilité opérationnelle. Cette amélioration sera induite par la croissance mais aussi par nos efforts permanents de réduction des coûts de structure. Dans le même temps, la créativité et l'audace seront encouragées par des programmes spécifiques et des recrutements de qualité.

Fort de la fidélité de ses clients, qui est un autre atout essentiel de Bull, le Groupe saura se redéployer pour prendre la place qui lui revient sur le marché à nouveau porteur des technologies de l'information.

A new Bull is back

Didier Lamouche
Président Directeur Général

BULL

A French corporation ("*société anonyme*") with capital stock of €9,609,686.57
Registered office: Rue Jean Jaurès, 78340, Les Clayes-sous-Bois
Versailles Trade and Companies Registry No. 542 046 065

INFORMATION MEMORANDUM
REGARDING A SHARE REPURCHASE PROGRAM TO BE AUTHORIZED AT THE ANNUAL AND SPECIAL SHAREHOLDERS MEETING TO BE HELD ON APRIL 21, 2005

Pursuant to Article 621-8 of the French Monetary and Finance Code, the Financial Market Authority issued its approval No. 05-206 dated April 1, 2005 on this Information Memorandum in accordance with the provisions of Articles 241-1 through 241-7 of the General Regulations of the FMA.
This document was prepared by the issuer and the signatories hereof are liable for its contents. The FMA approval does not imply endorsement of the share purchase or confirmation of the accuracy of the accounting and financial information presented.

INTRODUCTION

Bull is a French corporation with capital stock of €9,609,686.57, divided into 960,968,657 shares with a par value of €0.01 each. It is a major player in the European IT market.

Following the implementation of an aggressive reorganization launched in 2002, the company generated a profit in 2003 and 2004. In addition, pursuant to a recapitalization plan completed in 2004, the company is now on sound financial footing.

Bull is listed on the *premier marché* of the Euronext exchange in Paris. In accordance with the new classification, it is currently included in Compartment B of Euronext Paris' Eurolist.

Pursuant to Articles 241-1 through 241-7 of the General Regulations of the FMA and the provisions of European Regulation No. 2273/2003 of September 22, 2003, adopted under Directive 2003/6/EC of January 28, 2003, referred to as the "Market Abuse Directive", which entered into effect on October 13, 2004, the purpose of this memorandum is to describe the purpose of and procedures for the share repurchase program, the authorization for which will be submitted for approval at the Annual and Special Shareholders' Meeting to be held on April 21, 2005, as well as the estimated impact of the use of said authorization on shareholders.

SUMMARY OF THE PRIMARY FEATURES OF THE TRANSACTION

- Securities involved: shares
- Maximum percentage of capital authorized for repurchase: 10%
- Maximum repurchase price: €2 per share with a par value of €0.01
- Purpose of the program, in descending order of importance:
  - Invigorate the market pursuant to a liquidity agreement in accordance with the AFEI code of ethics,
  - Provide shares to facilitate or allow the acquisition of a whole number shares for the reverse split to be submitted to the shareholders in the 16th resolution. Said reverse split will allow the par value of the shares to be increased from €0.01 to €0.10 per share.
  - Provide shares for the exercise of the rights attached to securities giving rise to shares in the company,
  - Provide shares as payment or in exchange in M&A transactions, and
  - Allocate shares to employees and/or representatives of the company and its subsidiaries, in accordance with applicable law.

- Term of the program: 18 months from the date of the Shareholders' Meeting called to vote on this authorization. Said authorization supersedes the authorization granted at the Annual and Special Shareholders' Meeting held on May 25, 2004.

1 – STATUS OF THE PREVIOUS SHARE REPURCHASE PROGRAM

The previous share repurchase program authorized by the Annual and Special Shareholders' Meeting held on May 25, 2004 was not used. The FMA did not approve any information memorandum for that program.

Bull has not repurchased any shares since July 2000, when it repurchased 4,668,828 shares that were lent to a bank under the Group Savings Plan ("*Plan d'Epargne Groupe*"). As of December 31, 2004, Bull still held 1,905,638 of those shares – and held 1,564,759 as of October 13, 2004. Said treasury shares will be allocated to a liquidity agreement that will be put into place as of the next Shareholders' Meeting to be held on April 21, 2005.

2 – GOALS OF THE SHARE REPURCHASE PROGRAM AND USE OF THE REPURCHASED SHARES

Taking advantage of new share repurchase rules, Bull would like to have the ability to repurchase its own shares for the following reasons (in decreasing order of importance):

- Invigorate the market pursuant to a liquidity agreement in accordance with the AFEI code of ethics,
- Provide shares to facilitate or allow the acquisition of a whole number shares for the reverse split to be submitted to the shareholders in the 16th resolution,
- Provide shares for the exercise of the rights attached to securities giving rise to shares in the company,
- Provide shares as payment or in exchange in M&A transactions, and
- Allocate shares to employees and/or representatives of the company and its subsidiaries, in accordance with applicable law.

This repurchase program supersedes the previous program authorized at the Annual and Special Shareholders' Meeting held on May 25, 2004.

3 – LEGAL FRAMEWORK

This program has been prepared in accordance with Articles L 225-209 and L 225-210 of the French Commercial Code and in accordance with European Regulation No. 2273/2003 of September 22, 2003, adopted pursuant to Directive 2003/6/EC of January 28, 2003, called the "Market Abuse" Directive, which entered into effect on October 13, 2004. It will be submitted for approval at the Annual and Special Shareholders' Meeting to be held on April 21, 2005 which shall be held in accordance with the quorum and majority requirements for annual meetings (15th resolution), the text for which was published in the BALO legal gazette on March 18, 2005.

Fifteenth resolution: *The Company's Share Repurchase Program*

"The Shareholders Meeting, acting in accordance with the quorum and majority requirements for annual shareholders' meetings, having familiarized itself with the report of the Board of Directors and the information memorandum approved by the Financial Markets Authority, hereby authorizes the Board of Directors, with authority to further delegate as provided for by law, to take action in accordance with the provisions of Articles L.225-209 *et seq.* of the French Commercial Code with respect to shares of the Company in order to:

- Invigorate the market through an investment services provider pursuant to a liquidity agreement in accordance with the AFEI code of ethics,

- Use the shares purchased to facilitate or allow the acquisition of a whole number shares for the reverse split to be submitted to the shareholders at this meeting,

- Allow shares to be provided for the exercise of the rights attached to securities giving rise, in any manner whatsoever, to the attribution of shares in the company,

- Retain or use the shares purchased as payment, in exchange or otherwise in any M&A transactions involving the Company or the Group,

- Allocate the shares purchased to employees and/or representatives of the Company and/or the Group, in accordance with applicable law.

The shares may be purchased by any means, including over-the-counter and block sale transactions or using derivative securities, at those times as the Board of Directors determines. Any shares so purchased may be sold or transferred by any means in accordance with applicable law.

For each share with a par value of €0.01, the Shareholders Meeting shall set the maximum purchase price at €2 and the maximum number of shares that may be purchased at 10% of the capital stock, consisting of 960,968,657 shares with a par value of €0.01 per share as of December 31, 2004. The number of shares and the maximum purchase price per share set forth above may be adjusted following the implementation of the sixteenth resolution below in the event of the reverse split of the company's shares, if said resolution is adopted at this Shareholders' Meeting.

In connection with the next Annual Shareholders' Meeting, the shareholders acknowledge that they will be informed of the allocation of the shares purchased for the various purposes presented for the entire repurchase program.

The Shareholders Meeting shall decide whether the share repurchase program implemented pursuant to this resolution will be continued during a tender offer for the Company.

This authorization is granted for a maximum term of 18 months from this Shareholders' Meeting.

This resolution supersedes the authorization granted at the Annual and Special Shareholders' Meeting of May 25, 2004.

The Shareholders' Meeting hereby grants the Board of Directors, with the right to further delegate as provided for by law, the authority take any actions, conclude any agreements, complete all formalities and, in general, take all actions necessary to implement this resolution."

4 – PROCEDURES

a) Maximum capital to be purchased and maximum amount to be paid by Bull

The maximum portion of the capital stock that may be held pursuant to this authorization is 10%.

However, Bull does not expect its share repurchase program to exceed 2% of its capital stock, or 19,219,373 shares. Further, under Article L.225-210(3) of the French Commercial Code, the value of all of the treasury shares may not exceed that of retained earnings (€23,348,651.86, after appropriation of 2004 net income, as listed in the shareholders' equity section of the 2004 financial statements prepared and certified by the auditors).

If 2% of Bull shares are repurchased at a price equal to the average price in February 2005, or €0.62 per share, the total price would be €11,916,011.26 and would result in a value of all treasury shares held of €13,097,506.82, less than the value of retained earnings.

If the unit price is €2 per share, the maximum set in the fifteenth resolution, the maximum total number of shares not to exceed the value of retained earnings would be 9,795,687, or 1% of the capital stock.

Therefore, Bull will be required to limit its purchases during the authorization to between 1% and 2% of its capital stock in order not to exceed the level of its retained earnings available in accordance with Article L 225-210(3) of the French Commercial Code.

The number of treasury shares was 1,905,638 as of December 31, 2004. Among said shares, 1,564,759 are planned for use prior to October 13, 2004 under the liquidity agreement that will be put into place after the Annual and Special Shareholders' Meeting to be held on April 21, 2005.

b) Repurchase procedures

The shares will be repurchased on the market or through block purchases, in accordance with legal requirements. The entire program may be completed through block share purchases. Purchases and sales may take place during tender offers in accordance with applicable laws and regulations.

Financial derivatives may be used in accordance with applicable market regulations.

c) Program term and schedule

The repurchases may only be undertaken after approval of the fourteenth resolution submitted at the Annual and Special Shareholders' Meeting to be held on April 21, 2005 and for a period of 18 months thereafter.

d) Program financing

In the context of its overall financial management, the share repurchase shall be financed by Bull's own resources or through short- and medium-term debt, if internal financial resources are insufficient. As of December 31, 2004, the company's consolidated shareholders' equity was €58.4 million, long-term debt was €46 million(*) and cash on hand totaled €237.3 million.

(*)The long-term debt stated above does not include €517 million in government loans received in 2001/2002 under the rescue plan. This assistance was repaid on January 11, 2005 using bridge financing, which in turn was repaid on January 14, 2005 after the government paid Bull €517 million in state reorganization assistance.

5- FINANCIAL IMPACT

The assessment of the theoretical impact of the proposed program on Bull's financial statements has been completed on a pro forma basis using the consolidated financial statements as of December 31, 2004 and based on the following scenarios:

- Scenario A: the purchase of 19,219,373 shares (2% of the capital stock) at a unit purchase price of €0.62 per share, which corresponds to the average trading price during February 2005.
- Scenario B: the purchase of 9,795,687 shares (1% of the capital stock) at €2 per share, in accordance with the limit set forth in the French Commercial Code.
- Under these scenarios, the impact of the share repurchase program on Bull's consolidated financial statements as of December 31, 2004 is depicted in the following table. The impact for each scenario has been calculated as if the amounts used for share repurchases were invested at 2% per year and after the tax impact on the respective companies.

	Consolidated Financial Statements, as of December 31, 2004	Repurchase Scenario:		Pro forma after Repurchase Scenario:	
		A	B	A	B
Total shareholders' equity (€ million)	58.4	11.9	19.6	46.5	38.8
Consolidated shareholders' equity	58.4	11.9	19.6	46.5	38.8
Net long-term debt (€ millions)	(237.3)	11.9	19.6	(225.4)	(217.7)
Consolidated net income	554.5	0.15	0.25	554.5	554.5
Consolidated adjusted net income (1)	10.8	0.15	0.25	10.8	10.8
Number of shares outstanding / repurchased	959,063,019	Scen. A: 19,219,373 Scen. B: 9,795,687		Scen. A: 939,843,646. Scen. B: 949,267,332.	
Adjusted net income per share (€)	0.01	NS	NS	0.01	0.01

(1) Excluding the impact of non-recurring factors related to the recapitalization transactions in 2004 and the deferred tax asset recorded in 2004.

a) On the buyer

The repurchase by Bull of its own shares, without subsequent cancellation, would have an impact on its taxable income if the securities were sold or transferred at a price other than the purchase price.

b) On the seller

In accordance with the provisions of Article 112-6°of the French General Tax Code, all of the share repurchase transactions completed on the basis of Article L 225-209 of the French Commercial Code, regardless of the purpose for which the purchase was undertaken, will be taxed as capital gains.

Gains realized by individuals will be taxed as capital gains on securities or similar instruments, *i.e.*, at a proportional 16% rate (27% with social charges), under Article 150.0A of the French General Tax code if the annual sales threshold of €15,000 has been exceeded.

Gains realized by companies will be taxed as professional capital gains, as provided for in Article 39 *duodecies* of the French General Tax Code and Article 219.I.a *quater* for those subject to corporate income tax.

Non-resident French shareholders are not, in principle, subject to taxation in France.

Investors should note that this information is only a summary of the applicable tax rules and that their specific situation should be reviewed with their usual tax advisor.

6 – BREAKDOWN OF BULL'S CAPITAL STRUCTURE AS OF DECEMBER 31, 2004

As of December 31, 2004, Bull's capital stock was €9,609,686.57, divided into 960,968,657 shares with a par value of €0.01 each.

The capital stock has not been increased since that date, but will be under the conversion offered from March 1 through 31 to holders of the *Océanes* still outstanding at the rate of 1 *Océane* for 15 Bull shares, which, given the 519,558 *Océanes* outstanding, results in a potential maximum capital increase of 7,793,370 shares with a par value of €0.01 each, or €77,933.70.

Using an authorization granted at the Shareholders' Meeting held on May 25, 2004, and in accordance with a decision of the Board of Directors reached on December 2, 2004, Bull has distributed 17,262,500 stock options, *i.e.*, a potential capital increase of 1.80% during the potential option exercise period. 987,500 options will become exercisable as of December 18, 2005.

Bull shareholders can be broken down as follows, as of December 31, 2004:

Shareholders	Shares	% of Capital	Voting Rights	% of Voting Rights
French Government	27,743,824	2.90%	27,743,824	2.90%
France Telecom	97,470,818	10.14%	97,470,818	10.20%
NEC	97,470,818	10.14%	97,470,818	10.20%
Debeka	27,486,889	2.86%	27,486,889	2.90%
Employees	14,583,019	1.52%	14,583,019	1.50%
Treasury shares	1,905,638	0.20%	0	0
Float	694,307,651	72.25%	694,307,651	72.40%
Total	**960,968,657**	**100.00%**	**959,063,019**	**100.00%**

Note: The French government sold all of its shares on March 10, 2005. As far as the company is aware, there are no shareholder agreements.

7 – INTENT OF THE PERSONS WHO CONTROL THE COMPANY

No person, individually or with others, controls Bull.

8 - PERSON ASSUMING RESPONSABILITY FOR THE INFORMATION MEMORANDUM

As far as we are aware, the information in this information memorandum is fair and accurate; it contains all the information necessary for investors to assess Bull's share repurchase program; there are no omissions that might alter the scope of the information memorandum.

Les Clayes-sous-Bois
April 1, 2005

Chairman – Chief Executive Officer
Didier Lamouche

BULL

French corporation (*Société Anonyme*) with capital stock of €340,397,798.
Registered office: 68, route de Versailles, 78430 Louveciennes.
Versailles Trade and Companies Registry no. B542 046 065.

Consolidated Turnover
(In thousands of Euros.)

	2004	2003	Change
Sales:			
First quarter	64,800	78,700	-17.7%
Full year		382,300	
Services and leasing:			
First quarter	197,300	218,000	-9.5%
Full year		882,900	
Consolidated turnover:			
First quarter	262,100	296,700	-11.7%
Full year		1,265,200	

Bull's turnover for the first quarter of 2004 grew to 262.1 million Euros in accordance with the objectives of the Groupe for the first quarter of 2004.

BULL

Société anonyme au capital de 340 397 798 €.
Siège social : 68, route de Versailles, 78430 Louveciennes.
542 046 065 R.C.S. Versailles.

Chiffre d'affaires consolidé.
(En milliers d'euros.)

	2004	2003	Variation par rapport à 2003
Ventes :			
Premier trimestre	64 800	78 700	– 17,7 %
Total année		382 300	
Locations et prestations de services :			
Premier trimestre	197 300	218 000	– 9,5 %
Total année		882 900	
Chiffre d'affaires consolidé :			
Premier trimestre	262 100	296 700	– 11,7 %
Total année		1 265 200	

Le chiffre d'affaires de Bull pour le premier trimestre 2004 s'élève à 262,1 millions d'euros conforme aux objectifs du Groupe pour le premier semestre 2004.

BULL

French corporation (*Société Anonyme*) with capital stock of 1,701,988.99 Euros (*)
Registered office: 68, route de Versailles, 78430 Louveciennes.
Versailles Trade and Companies Registry no. B542 046 065.

****

Groupe BULL

Consolidated Turnover
(In thousands of Euros)

	2004	2003	Change
Sales:			
First quarter	64,800	78,700	-17.7%
Second quarter	79,900	111,600	-28.4%
Full year		382,300	
Services and leasing:			
First quarter	197,300	218,000	-9.5%
Second quarter	223,700	234,100	-4.4%
Full year		882,900	
Consolidated turnover:			
First quarter	262,100	296,700	-11.7%
Second quarter	303,600	345,700	12.2%
Full year		1,265,200	

(*) Capital stock at June 30, 2004

Bull realized during the first half of 2004 turnover of 565 million Euros in line with the announced forecast for the first half of 2004.
In addition, Bull confirms that its operational results will equally conform with the applicable announced forecast.

BULL

Société Anonyme au capital de 1.701.988,99 euros (*)
Siège Social : 68, route de Versailles - 78430 LOUVECIENNES
R.C.S. Versailles B 542 046 065

****

Groupe BULL

Chiffre d'affaires consolidé
(en milliers d'euros)

	2004	2003	Variation par rapport à 2003
VENTES			
1er trimestre	64 800	78 700	- 17,7%
2ème trimestre	79 900	111 600	- 28,4 %
Total année		382 300	
LOCATIONS ET PRESTATIONS DE SERVICE			
1er trimestre	197 300	218 000	- 9,5%
2ème trimestre	223 700	234 100	- 4,4 %
Total année		882 900	
CHIFFRE D'AFFAIRES CONSOLIDE			
1er trimestre	262 100	296 700	- 11,7%
2ème trimestre	303 600	345 700	-12,2 %
Total année		1 265 200	

(*) Capital au 30 juin 2004

Bull a réalisé au premier semestre 2004 un chiffre d'affaires de 565 millions d'euros en ligne avec les prévisions annoncées pour le premier semestre.
Bull confirme en outre que son résultat opérationnel sera également conforme aux prévisions annoncées.

Groupe Bull

2004 Interim Financial Statements



The company draws the public's attention to the observation included by the auditors in their report on the Bull interim summary consolidated financial statements for the half-year ended June 30, 2004 enclosed in this document, concerning the uncertainty surrounding the implementation of the final stage of Groupe Bull's recapitalization plan, as presented in Note 2 to the interim financial statements.

The success of this recapitalization plan and the reporting of operating income by Groupe Bull for fiscal year 2004, are essential to the continuation of the Group as a going concern, without which certain assets values may prove incorrect.

Contents

Implementation of the recapitalization plan

The recapitalization plan announced at the end of 2003 comprises two components:
- The restructuring of existing OCEANE bond debt (via a public exchange offer) and a common stock increase, which were launched during the first half of 2004 and successfully completed in July 2004;
- The granting of restructuring aid by the French State, subject to approval by the European Commission; the payment of this aid, which would take place after repayment of the fixed-term subordinated loan, will enable completion of the Group's financial restructuring process.

PUBLIC EXCHANGE OFFER: 95% OF OCEANE BONDS EXCHANGED

More than 95% of outstanding OCEANE bonds (bonds convertible and/or exchangeable into shares) were brought to the public exchange offer proposed to bondholders. 98% of participating bondholders opted for the second part of the offer (16 shares + 16 stock subscription warrants) and 2% for the first part (20 shares).

Following the exchange, a common stock increase was performed enabling the creation of more than 176 million new shares and more than 172 stock subscription warrants, potentially resulting in an additional subscription of □ 17.2 million. As at September 30, 2004, nearly 32 million warrants had been exercised.

The nominal value of the remaining OCEANE debt (521,359 bonds) represents less than □ 10 million, compared to □ 205 million at the end of June 2004.

RECAPITALIZATION BY "STOCKHOLDERS AND PARTNERS"

Bull's financial structure was further strengthened by a common stock increase of □ 44.25 million.

More than 94% of stockholders, excluding those represented on the Board of Directors [1] subscribed to the common stock increase by exercising their preferential subscription rights (53 million preferential rights exercised). This subscription resulted in the issue of 137,975,084 new shares.

The Bull Board of Directors then decided, in accordance with the plan presented at the end of 2003, to allocate the remaining shares available for subscription, some 304,542,043 shares, to the investors which had agreed to underwrite the common stock increase in November 2003 (NEC, France Telecom, AXA Private Equity, Artemis, Debeka, Bull managers, and some OCEANE bondholders).

Furthermore, 172 million stock subscription warrants corresponding to the second part of the public exchange offer may be exercised up to December 15, 2004, potentially generating an additional subscription of □ 17.2 million.

A breakdown of the terms and conditions and results of the public exchange offer and the common stock increase are presented in Note 2 of this document.

(Simulation after exercise of all warrants)


SHAREHOLDING STRUCTURE
POST-TRANSACTIONS
NEC
10%
France
Telecom
10%
AXA Private
Equity
7%
Artemis
2%
Debeka
3%
Managers
5%
Others
63%

FRENCH STATE AID

The payment of a restructuring aid of □ 517 million, subject to European Commission approval, will represent the final stage in Groupe Bull's recapitalization process, completing the restoration of stockholders' equity. This aid should be paid no earlier than December 31, 2004, and will be accompanied by a profit sharing agreement.

Before receiving this aid, Bull will have to repay the fixed-term subordinated loan granted by the French State. This loan was implemented during the first half of 2004 replacing the State aid and enabling the company to avoid any liquidity risk in the short term.

[1] *NEC, France Télécom, Motorola and the French State*

CHANGES IN THE NUMBER OF SHARES AND COMMON STOCK

Situation at the end of July 2004

	As at Dec. 31, 2003		Common stock increase		Public exchange offer		As at July 30, 2004	
	Nombre d'actions	% capital	Public	Investisseurs	1ère branche	2ème branche	Nombre d'actions	% capital
NEC	28 753 594	16,9%	-	68 717 224	-	-	97 470 818	12,4%
France Telecom	28 753 594	16,9%	-	68 717 224	-	-	97 470 818	12,4%
AXA Private Equity	-	-	-	64 136 075	-	-	64 136 075	8,1%
Artemis	-	-	-	18 324 593	-	-	18 324 593	2,3%
Debeka	-	-	-	27 486 889	-	-	27 486 889	3,5%
Managers	-	-	-	49 029 968	-	-	49 029 968	6,2%
Former OCEANE bondholders	-	-	-	8 130 070	4 029 020	172 361 376	184 520 466	23,4%
Motorola	28 753 594	16,9%	-	-	-	-	28 753 594	3,6%
French State	27 743 824	16,3%	-	-	-	-	27 743 824	3,5%
Public and employees	54 798 777	32,2%	137 975 084	-	-	-	192 761 024	24,4%
Treasury shares	1 395 516	0,8%	-	-	-	-	1 408 353	0,2%
Total	**170 198 899**	**100,0%**	**137 975 084**	**304 542 043**	**4 029 020**	**172 361 376**	**789 106 422**	**100,0%**

Situation after exercise of all stock subscription warrants (associated with the second part of the Public Exchange Offer)

	As at July 30, 2004		Warrants (associated with the PEO)		Situation post-transactions	
	Nombre d'actions	% capital	BSA exercés au 30/09/04	BSA restant à exercer	Nombre d'actions	% capital
NEC	97 470 818	12,4%	-	-	97 470 818	10,1%
France Telecom	97 470 818	12,4%	-	-	97 470 818	10,1%
AXA Private Equity	64 136 075	8,1%	-	-	64 136 075	6,7%
Artemis	18 324 593	2,3%	-	-	18 324 593	1,9%
Debeka	27 486 889	3,5%	-	-	27 486 889	2,9%
Managers	49 029 968	6,2%	-	-	49 029 968	5,1%
Former OCEANE bondholders	184 520 466	23,4%	32 537 058	139 824 318	356 881 842	37,1%
Motorola	28 753 594	3,6%	-	-	28 753 594	3,0%
French State	27 743 824	3,5%	-	-	27 743 824	2,9%
Public and employees	192 761 024	24,4%	-	-	192 761 024	20,0%
Treasury shares	1 408 353	0,2%	-	-	1 408 353	0,1%
Total	**789 106 422**	**100,0%**	**32 537 058**	**139 824 318**	**961 467 798**	**100,0%**

Management's discussion and analysis

1 – GROUP RESULTS FOR THE FIRST HALF OF 2004

During the first half of 2004, Groupe Bull recorded a performance in line with its plan, with an operating margin of □ 20 million and net income over □ 2 million. Bull thereby reports operating income for the fourth consecutive half-year and net income for the third consecutive half-year.

Consolidated statement of operations by half year

(in millions of euro)	2003 1st Half	2003 2nd Half	2004 1st Half
Revenue	642.4	622.8	565.7
Gross margin	170.6	169.6	158.7
% of revenue	*26.6%*	*27.2%*	*28.1%*
Research and development	(30.0)	(30.5)	(28.5)
% of revenue	*4.7%*	*4,9%*	*5.0%*
SG&A	(121.9)	(116.9)	(108.3)
% of revenue	*19.0%*	*18.8%*	*19.1%*
Exchange gains/(losses)	1.2	(1.5)	(1.8)
EBIT*	**20.0**	**20.7**	**20.1**
% of revenue	**3.1%**	**3.3%**	**3.6%**
Interest	(24.4)	(23.2)	(16.1)
Goodwill amortization	(7.8)	(4.3)	(5.0)
Corporate income tax	(2.6)	(0.5)	(1.2)
Non-recurring income/(expenses)	2.6	3.5	(6.2)
Capital gains/(losses)	13.5	6.6	9.5
Net income/(loss) of equity affiliates			1.1
Net income	**1.3**	**2.8**	**2.2**

(*) EBIT (Earnings before interest and taxes) corresponds to net operating income after foreign exchange gains and losses.

An detailed income statements is presented below.

Revenue

Revenue for the period is in line with objectives at □ 565.7 million, down 11%. Revenue breaks down as follows:

(in millions of euro)	2003 1st Half	2003 2nd Half	2004 1st Half
Products	289.4	292.3	250.1
Maintenance	172.0	166.3	158.2
Services	181.0	164.2	157.4
Total revenue	**642.4**	**622.8**	**565.7**

Bull remains an international player with more than 50% of its revenue generated outside France. The geographical breakdown of consolidated revenue for the first half of 2004 is as follows:

Geographical breakdown of revenue (%)	%
France	48%
Europe excl. France	38%
North America	6%
Asia and Africa	6%
South America	2%
Total	**100%**

Gross margin

(in millions of euro)	2003 1st Half	2003 2nd Half	2004 1st Half
Products	108.9	105.5	91.7
% of revenue	*37.6%*	*36.1%*	*36.7%*
Maintenance	43.3	43.0	49.6
% of revenue	*25.2%*	*25.9%*	*31.4%*
Services	18.4	21.1	17.4
% of revenue	*10.2%*	*12.8%*	*11.0%*
Total	**170.6**	**169.6**	**158.7**
% of revenue	**26.6%**	**27.2%**	**28.1%**

The gross margin continues to improve and represents 28.1% of revenue compared to 26.6% and 27.2% respectively for the first and second halves of 2003.

The first half of 2004 resulted in :

- A stable product margin rate (36.7% compared to 37.6% for the first half of 2003 and 36.1% for the second half);
- A significant increase in the maintenance margin to 31.4% of revenue, compared to 25.9% for the second half of 2003; these results which reflect good operating performance also benefited from a number of one-off events (positive impact of approximately 2 margin points);
- A services margin rate up slightly on the first half of 2003 but down on the second half of 2003; service levels suffered due to the continued sluggish nature of the market and pending finalization of recapitalization transactions.

Research & development; Selling, general and administrative expenses

(in millions of euro)	2003 1st Half	2003 2nd Half	2004 1st Half
Net research & development	(30.0)	(30.5)	(28.5)
% of products and maintenance revenue	6.5%	6.7%	7.0%
SG&A	(121.9)	(116.9)	(108.3)
% of revenue	19.0%	18.8%	19.1%

R&D expenditure totaled □ 28.5 million.

Research and development activities, maintained at 5% of total revenue and 7% of product and maintenance revenue, are primarily concentrated on the constant integration of functions demanded by the market into GCOS enterprise systems, on developing the Novascale server group product line, and on the middleware and security product lines.

The Group continued its efforts to reduce and adapt its selling, general and administrative expenses, recording a significant drop of over □ 8 million on the second half of 2003 (□ 117 million). Selling, general and administrative expenses totaled □ 108.9 million for the period, or 19% of revenue.

EBIT (Earnings before interest and taxes)

EBIT represents □ 20.1 million, above Group forecasts presented at the beginning of 2004. It corresponds to an operating net income of □ 21.9 million net of foreign exchange losses.

EBIT at end of June 2004 represents 3.6% of revenue, up 0.3 points on the second half of 2003 and 0.5 points on the first half of 2003.

Net income

(in millions of euro)	2003 1st Half	2003 2nd Half	2004 1st Half
EBIT	20.0	20.7	20.1
Interest	(24.4)	(23.2)	(16.1)
Corporate income tax	(2.6)	(0.5)	(1.2)
Goodwill amortization	(7.8)	(4.3)	(5.0)
Other gains/(losses)	16.1	10.1	4.4
Net income	**1.3**	**2.8**	**2.2**

Interest expenses represents □ 16.1 million for the first half of 2004, including interest of □ 12.9 million related to the advance from the French State which was capitalized.

At the end of December 2003, the interest expenses included interest of □ 37 million on the advance from the French State and the OCEANE bonds.

A break down of the different headings is presented in the summary notes to the consolidated financial statements.

Cash flow

(in millions of euro)	First Half 2004
EBIT	20.1
Depreciation and amortization	8.7
Investments	(6.8)
Change in working capital	3.5
Interest paid	(3.2)
Corporate income tax	(1.2)
(A) Free cash flow (operating)	**21.1**
(B) Free cash flow (exceptional)	**(3.5)**
sub total (A) + (B)	**17.6**
Interest not paid	(12.9)
Increase / (decrease) in borrowings	(11.3)
Increase / (decrease) in cash and cash equivalents	**(6.6)**

This simplified presentation comes from charts used internally for monitoring cash and is the basis for external financial communications. The main differences with respect to the table presented on page 17 are a/ restructuring costs treated as exceptional items above and as operating flows on page 17, b/ interest on the advance from the French State recorded in net cash from operating activities in the table on page 17 despite the fact that it does not involve a cash outflow.

The Group generated net cash of □ 17.6 million in the first half of 2004, including □ 21.1 million from operating activities which reported a □ 3.5 million reduction in working capital requirements. Gross investments represents □ 6.8 million. Net cash used in exceptional activities included proceeds from various asset sales of □ 4.0 million and □ 7.5 million of exceptional expenses (in particular restructuring expenses of □ 5.4 million).

Group structure

The Group's structure has not changed since the beginning of 2002.

2 -BULL RESULTS FOR THE FIRST HALF OF 2004

Bull, the Group parent company, reported net income of □ 36 million for the first half of 2004.

This net income mainly results from :

- Operating expenses of approximately □ 4 million
- Recapitalization transactions undertaken by the subsidiaries and their first half results, which had a net impact of negative □ 3 million (debt waivers of □ 451 million, reversals of provisions for negative net worth of □ 745 million and charges to provisions for the impairment of securities of □ 297 million);
- Financial income of □ 41 million notably attributable to the realization of a foreign exchange gain (□ 33 million) following the restructuring of debts between Bull and its subsidiaries in the USA.
- An exceptional profit of □ 2 million generated by the sale of subscription rights associated with the common stock increase

Bull stockholders' equity after inclusion of net income for the first half of 2004 remains negative at minus □ 716 million. Stockholders' equity, which should have been rebuilt by December 31, 2003, will be reconstituted following completion of the recapitalization process detailed in Notes 2 and 3 to the consolidated financial statements.

Bull did not distribute a dividend in respect of the last three fiscal years.

The results of Bull's main subsidiaries for the first half of 2004 are summarized below:

(in millions of euro)	Common stock	Reserves	Revenue	Net income 1st half 2004	% Interest	Book value of investment
Bull S.A. consolidated	34	(215)	335	256	100	60
Bull International S.A. consolidated	40	3	174	3	100	45
Bull International N.V. consolidated	145	(411)	44	(12)	100	-
Bull Data Systems N.V. consolidated	407	(397)	18	-	100	11
Bull Data Systems, Inc. consolidated	-	2	50	9	100	11
COFIP	0.3	16	6	(10)	100	2

3 – OWNERSHIP STRUCTURE AND BULL STOCK TRANSACTIONS

Ownership structure

The identity of Bull stockholders and their voting rights is presented on page 5 of this document.

Bull transactions in its own stock

Using authorizations to trade in the Company's shares on the stock market previously granted to the Company by the Stockholders' General Meeting of April 13, 2000, pursuant to the provisions of Article L225-209 of the new Commercial Code, Bull bought back, in July 2000, 4,668,828 shares which it then loaned to the bank responsible for managing the Group Corporate Savings Scheme. 7,708 of these shares were returned in 2000, 239,963 in 2001, 684,083 in 2002, 388,907 in 2003 and 74,855 in the first half of 2004.

As at June 30, 2004, Bull thus held a total of 1,400,011 shares. These shares will be allocated in accordance with European regulations and relevant directives.

Auditors' report on the limited review of the interim summary consolidated financial statements

In our capacity as statutory auditors of your Company and pursuant to Article L. 232-7 of the French Commercial Code, we have:

- performed a limited review of the management report and accompanying interim summary consolidated financial statements of Bull covering the period January 1 to June 30, 2004;
- verified the information contained in the half-year management report.

These interim summary consolidated financial statements were drawn up under the responsibility of your Board of Directors. Our role is to conclude on these financial statements based on our limited review.

We conducted our review in accordance with professional standards applicable in France. Those standards require the performance of limited procedures to provide assurance, of a lesser degree than in the case of an audit, that the consolidated interim financial statements are free of material misstatement. A review of this nature does not include all controls required by an audit, but is limited to performing analytical procedures and obtaining information deemed necessary from management and other competent persons.

Our limited review did not identify any material misstatements which call into question the true and fair view of the interim financial position and the assets and liabilities of the Group as at June 30, 2004 and the results of its operations for the period then ended, in accordance with French accounting regulations.

Without qualifying the opinion expressed above, we draw your attention to the uncertainty surrounding the implementation of the last phase of the Groupe Bull recapitalization plan, as presented in note 2 to the financial statements. The success of this plan, set up to ultimately reconstitute Bull's shareholders' equity, depends on restructuring aid granted by the French State for a total of □ **517 million, accompanied by a financial** recovery clause. This subsidy, for which the French State sought European Commission approval on February 20, 2004, is subject to a review to ensure that it satisfies European Community criteria on State subsidies.

The success of this recapitalization plan, as well as the achievement of operating income by Groupe Bull in fiscal year 2004, is essential to the Groupe's continuation as a going concern, without which the value of certain assets and liabilities may prove incorrect.

In accordance with professional standards applicable in France, we have also verified the information presented in the half-year report supplementing the interim summary consolidated financial statements submitted for our limited review.

With the exception of the potential impact of the above facts, we have no comment to make as to the fair presentation of this information or its consistency with the interim summary consolidated financial statements.

Paris and Neuilly-sur-Seine, October 29, 2004

The Auditors

Amyot Exco Grant Thornton — Deloitte & Associés

Isabelle Fauvel — Daniel Kurkdjian — Frédéric Moulin — Jean-Paul Picard

This is a free translation of the original text in French for information purposes only.

Interim summary consolidated financial statements

Consolidated Balance Sheets as at June 30, 2004

June 30, 2003 and December 31, 2003

(in millions of euro)

ASSETS	Notes	June 30, 2004	June 30, 2003	Dec. 31, 2003
Intangible assets				
Capitalized software development costs		52	55	50
Less accumulated amortization		(52)	(55)	(50)
Other intangible assets		1	1	1
Less accumulated amortization		(1)	(1)	(1)
Total		-	-	-
Property:				
Land, buildings, improvements, machinery and equipment		365	402	366
Less accumulated depreciation		(295)	(323)	(295)
Net		**70**	**79**	**71**
Rental equipment		37	40	36
Less accumulated depreciation		(34)	(36)	(33)
Net		**3**	**4**	**3**
Total	(5)	**73**	**83**	**74**
Investments and other non-current assets:				
Goodwill (net of amortization)	**(6)**	8	18	13
Investments	**(7)**	41	35	40
Other	**(8)**	2	2	41
Total		**51**	**55**	**94**
Deferred taxes		-	-	-
Inventories	**(9)**	**49**	**73**	**60**
Other current assets:				
Trade receivables (less allowances for doubtful accounts): 06/2004 M□ 18; 06/2003 M□ 23; 12/2003 M□ 21)	**(10)**	221	291	237
Other receivables (less allowances for doubtful accounts): 06/2004 M□ 16; 06/2003 M□ 14, 12/2003 M□ 17)	**(11)**	91	122	79
Restricted cash		12	14	10
Marketable securities		110	65	99
Cash		46	75	65
Total		**480**	**567**	**490**
TOTAL ASSETS		**653**	**778**	**718**

See accompanying notes to the consolidated financial statements

(in millions of euro)

LIABILITIES AND STOCKHOLDERS' EQUITY	Notes	June 30, 2004	2003	Dec. 31, 2003
Stockholders' equity:				
Common stock	(12)	342	340	340
Additional paid-in capital	(12)	37	37	37
Retained earnings		(751)	(1 093)	(1 093)
Accumulated comprehensive loss: Foreign currency translation adjustments		(13)	(11)	(14)
Net income for the period		2	1	4
Total		**(723)**	**(726)**	**(726)**
Minority interests	**(13)**	**-**	**-**	**-**
Long-term debt	**(16)**	**205**	**202**	**205**
Stockholder advance	**(14)**		**478**	**491**
Long-term restructuring reserves	**(17)**	**7**	**11**	**9**
Provisions and other non-current liabilities	**(18)**	**148**	**150**	**151**
Deferred taxes		**-**	**1**	**-**
Current liabilities:				
Trade payables		160	206	179
Customer advances		5	6	6
Corporate income tax		3	6	6
Deferred income		18	18	17
Other accrued liabilities	(18)	282	354	305
Short-term restructuring reserves	(17)	10	26	17
Fixed-term subordinated loan	(15)	504	-	-
Current maturities of long and medium-term debt		-	4	2
Short-term borrowings and notes payable		34	38	55
Bank overdrafts		-	4	1
Total		**1,016**	**662**	**588**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**653**	**778**	**718**

Consolidated statements of operations for the half-year ended June 30, 2004,

the half-year ended June 30, 2003 and the year ended December 30, 2003

(in millions of euro)

	Notes	2004	First half 2003	Year 2003
Sales		145	190	382
Rental and services		421	452	883
TOTAL REVENUE		**566**	**642**	**1 265**
Cost of revenue		(407)	(471)	(925)
GROSS MARGIN		**159**	**171**	**340**
Research and development		(29)	(30)	(60)
Selling		(63)	(70)	(137)
General and administrative		(45)	(52)	(102)
INCOME FROM OPERATIONS		**22**	**19**	**41**
Interest expense		(18)	(26)	(51)
Interest income		2	2	4
Other income and expenses, net	(20)	1	17	25
INCOME BEFORE CORPORATE INCOME TAX AND MINORITY INTERESTS		**7**	**12**	**19**
Provision for corporate income tax and deferred taxes	(21)	(1)	(3)	(3)
INCOME BEFORE MINORITY INTERESTS		**6**	**9**	**16**
Amortization of goodwill	(6)	(5)	(8)	(12)
Share of net income of equity affiliates and divested affiliates	(22)	1	-	-
Minority interests		-	-	-
NET INCOME		**2**	**1**	**4**

Consolidated statement of cash flows for the half-year ended June 30, 2004,

the half-year ended June 30, 2003 and the year ended December 31, 2003

(in millions of euro)

	2004	First half 2003	Year 2003
Cash and cash equivalents at the beginning of the period	**174**	**117**	**117**
Net income	2	1	4
Depreciation and amortization	14	22	38
Net (gains)/losses on disposals of assets	(6)	(1)	(3)
Trade and other receivables	45	40	90
Inventories and work-in progress	12	12	24
Trade and other payables, customer advances	(34)	(44)	(124)
Restructuring plan consumption	(9)	(40)	(51)
Other	(21)	(30)	(14)
Total cash provided/(used) by operating activities	**3**	**(40)**	**(36)**
Acquisitions of property	(7)	(5)	(11)
Acquisitions of investments and other non-current assets	(2)	-	-
Proceeds from non-current asset disposals	10	(3)	5
Total cash provided/(used) by investing activities	**1**	**(8)**	**(6)**
Capital increase	-	-	-
Net change in provisions for pension costs	-	37	35
Stockholders' advance / Fixed-term subordinated loan	13	12	25
Net change in medium and long-term borrowings	(2)	1	2
Net change in short-term borrowings	(21)	32	46
Total cash provided/(used) by financing activities	**(10)**	**82**	**108**
Impact of exchange rate fluctuations	-	3	(9)
Cash and cash equivalents at the end of the period	**168**	**154**	**174**

ADDITIONAL INFORMATION			
Interest paid on borrowings	22	30	62
Corporate income tax paid	1	2	8

See accompanying notes to the consolidated financial statements
The impact of transactions denominated in foreign currencies on each heading is determined in the local currency then converted into euro at the average exchange rate for the year. Translation differences with respect to values recorded in the balance sheet and the statement of operations are recorded within "Impact of exchange rate fluctuations", which thus groups together all the differences relating to the various headings.

Consolidated statements of stockholders' equity and comprehensive income for the half-year ended June 30, 2004

(in millions of euro)	Common stock	Additional paid-in capital	Retained earnings/ (deficits)	Accumulated other comprehensive income/(loss)	Total
Balance at January 1, 2003	**340**	**37**	**(1 093)**	**(8)**	**(724)**
Net income for the period	-	-	1	-	1
Translation adjustment	-	-	-	(3)	(3)
Balance at June 30, 2003	**340**	**37**	**(1 092)**	**(11)**	**(726)**
Net income for the period	-	-	3	-	3
Translation adjustment	-	-	-	(3)	(3)
Balance at December 31, 2003	**340**	**37**	**(1 089)**	**(14)**	**(726)**
Capital reduction	(338)	-	338	-	-
Net income for the period	-	-	2	-	2
Translation adjustment	-	-	-	1	1
Balance at June 30, 2004	**2**	**37**	**(749)**	**(13)**	**(723)**

COMPREHENSIVE LOSS

(in millions of euro)		First half	Year
	2004	**2003**	**2003**
Net income/(loss)	**2**	**1**	**4**
Other comprehensive income/(loss): Foreign currency translation adjustment	**1**	**(3)**	**(6)**
Comprehensive income/(loss)	**3**	**(2)**	**(2)**

Summary notes to the consolidated financial statements

1 – ORGANIZATIONAL STRUCTURE

The Group's organizational structure did not change during the first half.

Following the market operations launched during the first half (Public Exchange Offer and common stock increase), Bull's stockholding structure changed significantly (see page 5).

2 – GOING CONCERN AND RECAPITALIZATION

Since the second half of 2002, Bull has returned to positive operating profit and confirmed its ability to report profits starting fiscal year 2003 with a net income of □ 4 million.

The Group reported net income of □ 2.2 million for the first half of 2004.

After the financial restructuring transactions launched during the first year of 2004, the continued operation of the Group as a going concern only depends at the end of June 2004, on the finalization of the recapitalization process, primarily linked to the granting of the restructuring aid, subject to European Commission approval.

Recapitalization transactions launched during the first half of 2004

The Shareholders Meeting, held on May 25th 2004, approved the 2003 financial statements and the recapitalization plan as defined at the meeting of Bull's Board of Directors on 20 November 2003 and initiated at the Board meeting of 31 March 2004.

In particular, the Shareholders Meeting:
- approved the reduction in Bull's share capital from **□340,397,798.00 to □1,701,988.99 by reducing the** par value of each share from **□2.00 to □0.01** ;
- authorized the Board to increase the share capital for a maximum nominal value of **□4,425,171.27 with** preferential subscription rights ;
- authorized the Board to increase the share capital for a maximum nominal value of **□3,678,526.72 in the** context of the Public Exchange Offer for OCEANE bondholders.

Following the Shareholders Meeting, Bull's Board met and decided to launch the recapitalization process, giving Bull's Chairman the authorization to carry out the necessary procedures related to the capital increase and public exchange offer, which were the subject of the documents filed with the *Autorité des Marchés Financiers* (AMF), the French Securities Regulator.

The common stock increase and the public exchange offer were carried out between June 17 and 30 and June 14 and July 2, respectively.

The Board of Directors' meeting of July 12, 2004 took due note of common stock subscribed pursuant to the "Stockholders and Partners" plan which terminated on June 30 and resulted in subscriptions totaling □ 44.2 million and the exchange of 95.46% of OCEANE bonds (see Note 3 Impact of transactions).

Treatment of the OCEANE bonds

In accordance with the resolutions adopted by the Board of Directors, OCEANE bondholders were offered the option of bringing their bonds to the public exchange offer which took place between June 14, 2004 and July 2, 2004 (prospectus approved by the AMF – No.04-576), in accordance with the following terms and conditions:
- either a parity of 20 new shares for each bond (1st branch of the public exchange offer),
- or 16 new shares and 16 stock subscription warrants, each warrant conferring entitlement to subscribe for one share at the subscription price determined for the common stock increase launched on the market of □ 0.10 per share (2nd branch of the public exchange offer).

The results of the public exchange offer were as follows :

On a total of 11,495,396 Oceanes bonds, 10,974,037 (95.46%) were brought to the public exchange offer:
- 201,451 Oceanes bonds were brought to the 1st branch giving rise to the issue of 4,029,020 new shares.
- 10,772,786 Oceanes bonds, i.e. 98% of the exchanged bonds, were brought to the 2nd branch giving rise to the issue of 172,361,376 shares with warrants - ABSA. The warrants (BSA) which were detached and listed, gave rights from 15th July until 15th December 2004 to subscribe to one Bull share at the price of □ **0.10 per share. As at September 30,** 2004, 32,537,058 warrants had been exercised.

521,359 OCEANE bonds remain outstanding, representing debt with a nominal value of □ 9.6 million.

Recapitalization by "Partners and Stockholders"

The common stock increase of □ 44.25 million was performed in accordance with the procedures detailed in the prospectus approved by the AMF (No. 04-577).

53,067,340 of 170,198,899 preferential subscription rights were exercised resulting in the issue of 137,975,084 shares (parity of 13 for 5).

Bull's Board of Directors then decided, in accordance with the plan presented in the offering memorandum, to allocate the shares remaining, i.e. 304,542,043 shares, to be subscribed to investors who had committed themselves guaranteeing the share capital increase in November 2003 :

- NEC	68,717,224
- France Telecom	68,717,224
- AXA Private Equity	64,136,075
- Artemis	18,324,593
- Debeka	27,486,889
- Managers	49,029,968
- Former OCEANE bondholders	8,130,070

Treatment of the French State loan

Fixed-term subordinated loan

The advance from the French State was converted on March 31, 2004 into a fixed-term subordinated loan maturing in January 2033 bearing interest at a rate of 5.23% in 2004, followed by 0.3% until maturity. The subordinated nature of this loan became effective following the exchange of over 80% of outstanding OCEANE bonds.

In the perspective of the European Commission approval on the restructuring aid, repayment of the fixed-term subordinated loan should be scheduled before payment of this aid.

Bridge financing will be organized between the repayment of the fixed-term subordinate loan and effective payment of the restructuring aid.

Restructuring aid

The payment, subject to European Commission approval, of restructuring aid of □ 517 million, will represent the final stage in Bull's recapitalization process, completing the restoration of stockholders' equity (see Note 3 Impact of the transactions).

This aid should be paid no earlier than December 31, 2004, and will be associated to a profit sharing agreement.

In March 2004, the European Commission made a preliminary assessment of the proposed aid, according to EC guidelines on State aids and the restructuring of companies in financial difficulty, and announced that in this context, it must examine in greater detail, whether

- the plan guarantees a return to profitability for Bull, taking into account the Company's financial position which seems to have improved recently;
- any unwarranted distortion of competition has been avoided;
- the aid is limited to the required minimum and does not give the company excess cash resources.

Following various discussions with the European Commission on notification of the aid in February 2004 and throughout the investigation performed during recent months, the French State indicated that while procedures had fallen behind the initial approval schedule, the European Commission had not identified any fundamental problems. The French State also confirmed that all steps were being taken to ensure compliance by the Commission with commitments given at the start of the year, thereby enabling finalization of Bull's financial restructuring.

Based on these commitments and the outlook for the future, and confident in the completion of the final stage of the recapitalization plan, the Board of Directors approved the interim summary consolidated financial statements of the Group drawn up on a going concern basis and, as such, did not call into question asset and liability valuation methods.

3 – IMPACT OF RECAPITALIZATION TRANSACTIONS ON STOCKHOLDERS' EQUITY (GROUP AND PARENT COMPANY)

Stockholders' equity

The stockholders' equity of Bull, the Group parent company, fell to less than half of common stock at the 2000 year-end. Company stockholders' equity of negative □ 752.5 million should have been restored to at least half of common stock at the end of 2003. This will be achieved by December 31, 2004, at the earliest, following completion of the transactions detailed in the preceding note.

Common stock restructuring transactions and accounting treatment

The restructuring of loans between Bull and its US subsidiaries, aimed at simplifying the flow of debts between the various Bull subsidiaries and the Bull parent company, was completed during the first year of 2004. This process generated a gain of □ 33.3 million, corresponding to foreign exchange gains between the euro and the dollar.

Except for the restructuring of debt between the Bull parent company and its US subsidiaries, recorded during the first half of 2004 in the parent company financial statements, the transactions described above did not have any impact on the interim consolidated financial statements.

The public exchange offer and the common stock increase will be recorded in the accounts during the second half of 2004.

Accounting treatment

The waiver of the OCEANE bond redemption premium generated an exceptional gain of □ 22.4 million in the financial statements of the Group and the parent company.

The restructuring aid should generate exceptional income of □ 517 million in the consolidated and parent company financial statements.

The impact of recapitalization transactions on consolidated and parent company stockholders' equity is presented over.

CHANGE IN STOCKHOLDERS' EQUITY DURING THE FIRST HALF OF 2004

(in millions of euro)	Parent company financial statements	including common stock	Consolidated financial statements
Common stock	340.4	340.4	340.4
Additional paid-in capital	64.2	-	(36.2)
Retained earnings (excl. net income for the period)	(1,157.2)	-	(1,088.7)
Foreign currency translation adjustments	-	-	(13.8)
Stockholders' equity as at January 1, 2004	**(752.6)**	**340.4**	**(725.8)**
Common stock decrease (□ 2 to □ 0.10)	-	(338.7)	-
Foreign currency translation adjustments	-	-	0.8
Net income for the first six months of 2004	36.5	-	2.2
Stockholders' equity as at June 30, 2004	**(716.1)**	**1.7**	**(722.8)**

CHANGE IN STOCKHOLDERS' EQUITY FOLLOWING ALL CAPITAL TRANSACTIONS BUT BEFORE NET INCOME FOR THE SECOND HALF OF 2004

(in millions of euro)	Parent company financial statements	including common stock	Consolidated financial statements
Stockholders' equity as at June 30, 2004	**(716.1)**	**1.7**	**(722.8)**
"Stockholders and Partners" common stock increase	44.3	4.4	44.3
Conversion of OCEANE bonds	172.8	1.8	172.8
Waiver of the redemption premium following conversion	22.4	-	22.4
Exercise of stock subscription warrants as at September 30	3.2	-	3.2
Recapitalization costs deducted from issue premiums	(1.7)	-	(1.7)
Impact of recapitalization as at September 30, 2004	**(475.1)**	**7.9**	**(481.8)**
Exercise of stock subscription warrants (assumption: 100% exercise)	14.0	1.7	14.0
Waiver of redemption premium for remaining OCEANE bonds (*)	1.1	-	1.1
Extension of the maturity date for the remaining OCEANE bonds (*)	-	-	6.4
Restructuring aid	516.6	-	516.6
Estimated stockholders' equity after completion of recapitalization transactions (**)	**56.6**	**9.6**	**56.3**

(*) after the amendment dated December 11, 2003 to the initial agreement and subject to European Commission approval
(**) before appropriation of net income for the second half of 2004

NB: it is premature at this stage to take account of the potential impact of application of the financial recovery clause which will accompany the restructuring aid granted by the French State and which could lead to the partial repayment of this aid (see Note 2), and to the possible recording of deferred tax assets and any capital gains realized on the sale of real estate assets.

4 – INTERIM FINANCIAL STATEMENT ACCOUNTING POLICIES

The interim consolidated financial statements for the half year ended June 30, 2004 have been prepared in accordance with the same accounting policies as those adopted for the preparation of the financial statements for the year ended December 31, 2003, in accordance with French regulations.

The balance sheets drawn up to June 30, 2003 and 2004 do not include a breakdown of "Land, buildings, machinery and equipment"

Furthermore, debts falling due beyond one year cannot be distinguished from those falling due within one year, as this breakdown is only obtained once annually as a result of a specific analysis.

The main accounting policies are described in the 2003 annual report.

5 - PROPERTY

The Property account, comprising the headings "Land, buildings, machinery and equipment" and "Rental equipment" is only broken down at the year-end. Total movements during the first half of 2004 are presented in the following table:

NATURE OF AND MOVEMENTS IN PROPERTY

(in millions of euro)	Gross book value at Dec. 31, 2003	Additions	Disposals	Translation differences	Gross book value at June 30, 2004
Land, buildings, machinery and equipment	366	6	(9)	2	365
Rental equipment	36	1	-	-	37
Total	**402**	**7**	**(9)**	**2**	**402**

DEPRECIATION AND RESERVES

(in millions of euro)	Accum. deprec. & reserves at Dec. 31, 2003	Charge	Disposals	Translation differences	Accum. deprec. & reserves at June 30, 2004
Land, buildings, machinery and equipment	(295)	(8)	9	(1)	(295)
Rental equipment	(33)	(1)	-	-	(34)
Total	**(328)**	**(9)**	**9**	**(1)**	**(329)**

6 – GOODWILL (NET OF AMORTIZATION)

	2004	First half 2003	Year 2003
Gross	76	106	76
Accumulated amortization	(68)	(88)	(63)
Net	**8**	**18**	**13**
Amortization of goodwill	5	8	12

Goodwill (net) by entity is as follows:

	June 30, 2004	2003	Dec. 31, 2003
Bull HN Information Systems Inc. (USA)	2	3	2
Bull Italie S.p.A. (Italy)	-	4	4
Bull do Brasil (Brazil)	-	2	-
Bull International N.V. (Netherlands)	5	7	6
Bull S.A. (France)	1	2	1
Total	**8**	**18**	**13**

Goodwill movements during the period January 1 to June 30, 2004 solely comprise charges to amortization for the period.

An exceptional charge to amortization of □ 2.9 million was recorded in respect of Bull Italie goodwill due to the results reported by this subsidiary and the uncertain outlook for its future.

7 - INVESTMENTS

(in millions of euro)	June 30, 2004	2003	Dec. 31 2003
Equity investments	4	5	3
Other investments	32	25	32
Bull share loan	1	2	1
Loans and advances	4	3	4
Total	**41**	**35**	**40**

Equity investments:. The Group's share in the net income/(loss) of companies accounted for by the equity method is included in the consolidated statement of operations under the heading "Share of net income/(loss) of equity affiliates".

Other investments: At the end of June 2004, as at the end of December 2003, "Other investments" include Steria shares (6.02%) with a net value of □ 18.7 million and NEC Computers International BV shares (3.52%) with a net value of □ 12 million.

Bull share loan: this loan was granted on the creation of the Bull Corporate Savings Scheme in June 2000. At the end of June 2004, the gross value of shares on loan was □ 26.2 million, provided in the amount of □ 25.5 million to take account of the drop in the Bull share price.

Loans and advances: these primarily relate to receivables from companies accounted for by the equity method and certain minority investments.

8 – OTHER NON-CURRENT ASSETS

(in millions of euro)	June 30, 2004	2003	Dec. 31 2003
Trade receivables due beyond one year	N.A.	N.A.	39
Advance payments to pension funds	2	2	2
Total	**2**	**2**	**41**

N.A. : Not available

Trade receivables due beyond one year are not determined at the end of the half-year (See note 4 – Interim consolidated financial statement accounting policies).

9 – INVENTORIES

(in millions of euro)	June 30, 2004	2003	Dec. 31, 2003
Finished products	50	62	54
Work-in-progress, raw materials and supplies	21	24	25
Spare parts	54	68	56
Allowance for slow-moving inventories	(76)	(81)	(75)
Total	**49**	**73**	**60**

10 – ASSIGNMENT OF TRADE RECEIVABLES

At the end of June 2004, trade receivables assigned in France and other European countries totaled □ 35.1 million, including financing secured in France of □ 33.8 million under the securitization agreement (compared to □ 47 million at the end of June 2003 and □ 56.5 million at the end of December 2003, including financing of □ 54 million obtained in France under the securitization agreement).

11 – OTHER RECEIVABLES

(in millions of euro)	June 30, 2004	2003	Dec. 31 2003
R&D financing receivables	7	11	10
Supplier advances	12	11	15
Employee-related receivables	1	2	1
Deposits and guarantees paid	13	16	16
Other operating receivables (*)	36	58	19
Prepayments	22	24	18
Total	**91**	**122**	**79**

(*) This line includes receivables falling due beyond one year as these balances cannot be determined at June 30 (See note 4 – Interim consolidated financial statement accounting policies).

As at the end of June 2004, Other operating receivables include receivables of □ 25 million due from Steria.

12 – COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

Following the Combined Stockholders' Meeting of May 25, 2004, a common stock decrease was performed by reducing the par value of each share from □ 2 to □ 0.01.

As at June 30, 2004, Bull common stock comprised 170,198,899 shares with a par value of □ 0.01 each, representing total common stock of □ 1,701,988.99.

As at July 12, 2004, after the exchange of OCEANE bonds for shares (4,029,020 shares) and shares with stock subscription warrants attached (172,361,376 shares) and the common stock increase (442,517,127 shares), the common stock totaled □ 7,891,064.22, comprising 789,106,422 shares with a par value of □ 0.01 each.

The first stage of the recapitalization process was completed in July and Bull common stock and stockholders' equity will continue to change throughout the second half of 2004 as stock subscription warrants are exercised (see Note 3).

13 – MINORITY INTERESTS

Since March 2003, there are no longer any significant minority interests in Groupe Bull.

14 – STOCKHOLDERS' ADVANCE

The French State granted a cash advance of □ **450** million, of which □ **100 million was paid at the end of** December 2001 and the balance at the end of June 2002. This advance constituted "rescue aid" as defined by EC law and took the form of a stockholder's advance bearing interest at the market rate. After review by the European Commission, this stockholder's advance was declared compatible with the provisions of the treaty establishing the European Community regarding State aid.

15 – FIXED-TERM SUBORDINATED LOAN

The advance from the French State was converted into a fixed-term subordinated loan on March 31, 2004, maturing in January 2033 and bearing interest at a rate of 5.23% until the end of 2004 and then 0.3% until maturity, thereby enabling Bull's exposure to short-term liquidity risk to be removed.

The subordinated nature of this loan was confirmed by the exchange of over 80% of outstanding OCEANE bonds.

The fixed-term subordinated loan, including capitalized interest, stood at □ 504 million at the end of June 2004.

Assuming receipt of European Commission approval for the granting of the restructuring aid, the fixed-term subordinated loan should be repaid before payment of this aid.

16 – MEDIUM AND LONG-TERM DEBT

(in millions of euro)	June 30, 2004	*2003*	Dec. 31, *2003*
MATURITY ANALYSIS:			
Bonds, notes and debentures	205	201	204
Bank loans	-	1	1
Total	**205**	**202**	**205**
ANALYSIS BY CURRENCY:			
Euro	205	202	205

BONDS, NOTES AND DEBENTURES

Following completion of the Public Exchange Offer on July 2, 2004, there remain 521,359 OCEANE bonds outstanding, with a nominal value of □ 9.6 million, before final amendment of the initial issuance agreement. This *transaction does not impact the June 30, 2004* consolidated financial statements.

Bonds, notes and debentures at the end of June 2004 comprised 11,495,396 bonds convertible and/or exchangeable for shares (OCEANE bonds), issued in May 2000 and maturing on January 1, 2005, in the amount of □ 205 million.

The OCEANE bondholders, after having taken note of the Bull Board of Directors' report at their general meeting of December 11, 2003, accepted, subject to conditions precedent, a series of amendments to the initial terms and conditions.

These amendments are as follows:

- reduction in the bond coupon to 0.1%, effective as at January 1, 2004, for interest accrued from this date;
- extension of the normal bond maturity date to January 1, 2033;
- elimination of the bond redemption premium, reducing the redemption value to □ 15.75.

After the Annual General Meeting of May 25, the above amendments will take effect following receipt of European *Commission approval of the restructuring aid.*

17 – RESTRUCTURING RESERVES

Movements in restructuring reserves between the end of December 2002 and the end of June 2004 were as follows:

(in millions of euro)	Programs prior to 2001	2001 redund. prog.	2002 redund. prog.	Total
Balance as at Dec. 31, 2002	11	18	48	77
1st halfr 2003 consumption	(1)	(1)	(38)	(40)
Balance as at June 30, 2003	10	17	10	37
2nd half 2003 consumption	(1)	(9)	(1)	(11)
Balance as at Dec. 31, 2003	9	8	9	26
1st half 2004 consumption	(3)	(1)	(5)	(9)
Balance as at June 30, 2004	**6**	**7**	**4**	**17**

Programs prior to fiscal year 2001

The residual balance of □ 6 million as at June 30, 2004 relates primarily to firm commitments granted to former employees and social security organizations pursuant to Bull S.A. redundancy programs (progressive early retirement measures), payable over the period to 2005.

2001 Redundancy program

At the start of 2001, a restructuring plan aimed at reducing employee numbers by 1,800 and returning the Group to operating profitability was launched in France and abroad. The cost of this plan was provided in the amount of □ 155 million.

Considering expenses incurred since the launch of the program, the reserve balance in respect of the 2001 redundancy program is □ 7 million at the end of June 2004, primarily corresponding to firm commitments given in respect of National Employment Fund departure measures in the Bull S.A. redundancy program.

Resource adjustment plan

On March 14, 2002, the Bull Board of Directors approved the preliminary measures presented by Group Executive Management enabling the rapid implementation of the Group recovery plan. In addition, the main outlines of an industrial and strategic plan were presented to the Board, designed to clarify Bull's positioning, reinforce coherence among its activities and emphasize its unique information technology qualities.

The total cost of this adjustment plan was □ 225 million and it was financed primarily by proceeds from asset disposals performed in 2002.

18 – OTHAR ACCRUED LIABILITIES AND PROVISIONS AND OTHER NON-CURRENT LIABILITIES

The distinction between "Other accrued liabilities" and "Provisions and other non-current liabilities" reflects the timing of the liability or risk involved.

Other accrued liabilities

(in millions of euro)	June 30, 2004	2003	Dec. 31, 2003
Taxes other than income	10	46	8
Payroll	26	31	27
Other personnel costs	71	71	67
Interest expense	1	3	1
Purchase invoice accruals and other items	174	203	202
Total	**282**	**354**	**305**

Provisions and other non-current liabilities

(in millions of euro)	June 30 2004	2003	Dec. 31 2003
Defined benefit pension plans and other pension plans	106	128	109
Other personnel costs	23	8	25
Other items	19	14	17
Total	**148**	**150**	**151**

19 - CREDIT RISK CONCENTRATION

Excluding amounts owed by related companies, no single customer represents over 10% of total trade receivables.

20 – OTHER INCOME AND EXPENSES (NET)

	First half 2004	2003	Year 2003
Exchange gains/(losses)	(2)	1	-
Net gains on the disposal of assets	7	1	7
Provision for investments	-	-	5
Adjustments to pension plans	-	11	7
Other	(4)	4	6
Total	**1**	**17**	**25**

First half of 2004

Net gains on the disposal of assets were primarily realized as a result of the following transactions:

- The sale by Bull of subscription rights attached to treasury stock as part of the common stock increase: □ 2.3 million,
- The reversal of contingency provisions for discontinued operations recorded in prior years: □ 2.8 million,
- The sale of Kelkoo securities and subscription rights: □ 0.8 million
- The sale of land in Clayes for □ 0.4 million.
- The recognition of a gain on the liquidation of IPC France: □ 0.3 million.

Other expenses (□ 4 million) primarily concern redundancy provisions.

First half of 2003

Net gains on the disposal of assets were realized on the sale of GPES in March 2003.

Pension plan adjustments comprised:

- A □ 2 million charge in Germany following changes in the pension plan discounting rate,
- A □ 13 million provision reversal, as the amounts collected by Bull HN in June 2003 proved higher than expected.

Other gains (□ 4 million) primarily comprise provision reversals of □ 3 million in respect of risks in Argentina and Brazil.

21 – CORPORATE INCOME TAX

Groupe Bull is liable to various corporate income taxes based on legislation existing in the countries in which it operates.

The corporate income tax charge consists of the following:

	2004	First half 2003	Year 2003
Corporate income tax charge	1	3	3
Deferred tax charge	-	-	-
Corporate income tax charge	**1**	**3**	**3**

Deferred tax assets and liabilities break down as follows:

	2004	First half 2003	Year 2003
Deferred tax assets, net of valuation allowance	-	-	-
Deferred tax liabilities	-	(1)	-
Net deferred tax	**-**	**(1)**	**-**

22 - NET INCOME/(LOSS) OF EQUITY AFFILIATES AND DISCONTINUED OPERATIONS

The Group share of income and losses of equity affiliates and discontinued operations was not material during the first half of 2004.

23 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies received and given can be summarized as follows:

	First half 2004	Year 2003
Receivables sold not matured	1	3
Lease arrangements	118	118
Deposits, endorsements and guarantees given	54	54
Other commitments given:		
- guarantees given to banks	21	19
- tax guarantees	14	14
- guarantees given on the repurchase of equipment	5	6
- other guarantees and commitments given	13	14
Total	**226**	**228**

LEASING ARRANGEMENTS

A comprehensive inventory of leasing arrangements is only performed once annually. The most recent breakdown is presented in the 2003 annual report. Lease commitments total □ 118 million at the end of 2003, including lease commitments of □ 18 million falling due in 2004.

OTHER COMMITMENTS AND CONTINGENCIES

In addition to lease commitments and commitments given in connection with long and medium-term borrowings, the Group Bull companies have undertaken contractual commitments in the ordinary course of business for a total amount of □ 107 million as at June 30, 2004 and December 31, 2003.

Service activities, and in particular managed services, are negotiated with commitments as to term potentially providing for indemnities in the event of failure or early termination.

EXCEPTIONAL EVENTS AND DISPUTES

The Group is not aware of any disputes or instances of litigation or arbitration which have had in the recent past, or are likely to have in the future, a material impact on the financial position, activities or results of Bull or Groupe Bull subsidiaries.

Various claims and legal proceedings are currently in progress. Following asset disposals performed during the last three years, the Group is notably the subject of direct and indirect claims submitted by third parties for a total amount of approximately □ 17 million. All foreseeable

losses at this time have been provided.

CLAIMS RELATING TO THE SALE OF THE BULL SERVICES ACTIVITY (IN EUROPE AND EXCLUDING FRANCE) TO STERIA IN 2001

Claims relating to the sale of the Bull services activity (in Europe and excluding France) to Steria in 2001

During the second half of 2002, a certain number of claims were submitted reciprocally by Bull and Steria in respect of the application of the clauses of the heads of agreement and amendments, and the exercise of vendor warranties granted by Bull to Steria. Accordingly, the gains and/or losses which could reasonably be expected to result from negotiations, currently still in progress, were taken into account at the December 31, 2003 year-end and as at June 30, 2004.

Other commitments relating to the sale of the Bull services activity to Steria in 2001

At the time of the sale of the Bull service activity, Bull also recovered an interest-bearing loan on Steria lota of □ 11 million, repayable on December 28, 2003, and bonus stock subscription warrants conferring entitlement to 736,084 Groupe Steria shares, exercisable under specific terms and conditions depending on the Steria share price over the next five years.

24 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Group manages and controls its operations based on the following activity segments:

Products: this activity segment covers different levels of information systems architecture. It encompasses enterprise servers, the IT production center, departmental servers, support services for major distributed applications and personal computers, individual productivity tools and network and Internet connections.

Services: this activity segment brings together consulting, design and information systems integration expertise as well as outsourcing services and a range of software for the secure administration of e-infrastructures.

Maintenance: this activity segment provides on-site and remote maintenance and assistance services to customers via international centers. It has a global logistics system for spare parts management.

The accounting policies of the segments are the same as those described in the "Summary of significant accounting policies." Gross margin only is broken down by activity sector from January 1, 2002. Operating costs are now monitored by the commercial structures at the geographical entity level.

Revenue by business segment:

(in millions of euro)	1st half revenue 2004	2003
Products	250.1	289.4
Maintenance	158.2	172.0
Services	157.4	181.0
Consolidated total	**565.7**	**642.4**

Gross margin by business segment:

(in millions of euro)	1st half gross margin 2004	2003
Products	91.7	108.9
Maintenance	49.6	43.3
Services	17.4	18.4
Consolidated total	**158.7**	**170.6**

Geographical analysis of revenue:

(in millions of euro)	2004	First half 2003	Year 2003
France	272.2	306.6	621
Europe (excl. France)	214.8	242.0	462
North America	35.6	36.5	73
Latin America	10.5	18.5	33
Asia and Africa	32.6	38.8	76
Consolidated revenue	**565.7**	**642.4**	**1,265**

Assets, other than inventories are not analyzed by division.

Geographical analysis of long-lived assets (excl. financial instruments):

(in millions of euro)	2004	First half 2003	Year 2003
Western Europe	65	72	67
North America	2	4	2
Other areas	8	10	8
Total long-lived assets at the period end	**75**	**86**	**77**

BULL

Société Anonyme with a common stock of □ 1,701,988.99 (*)

Headquarters: 68, route de Versailles - 78430 Louveciennes

R.C.S. Versailles B 542 046 065

Bull

To obtain Groupe Bull published documents
and for any financial information please contact :
Marie-Claude Bessis
Director Corporate and Financial Communications
Groupe Bull
Headquarters : 68 route de Versailles, 78430 Louveciennes
Tel : 01 39 66 60 60 – Fax 01 39 66 60 62
BP 434 - 78434 Louveciennes Cedex
France
www.bull.com

(*) Common stock as at June 30, 2004

BULL

Société Anonyme au capital de 9.609.686,57 euros
Siège Social : rue Jean Jaurès - 78340 LES CLAYES SOUS BOIS
R.C.S. Versailles B 542 046 065

****

Groupe BULL

Consolidated end of year 2004
(en milliers d'euros)

	2004	2003	Variation par rapport à 2003
PRODUCTS			
1er trimestre /trimester	110 100	125 400	-12,2%
2ème trimestre/ "'	139 900	164 000	-14,7%
3ème trimestre/ "'	112 800	129 500	-12,9%
4ème trimestre/ "'	158 200	162 800	-2,8%
Total année/ total year	521 000	581 700	-10,4%
MAINTENANCE			
1er trimestre/ trimester	78 000	84 500	-7,7%
2ème trimestre/ ""	80 200	87 500	-8,3%
3ème trimestre/ "'	75 900	82 200	-7,7%
4ème trimestre/ ""	75 500	84 100	-10,2%
Total année/total year	309 600	338 300	-8,5%
SERVICES			
1er trimestre/ trimester	74 000	86 800	-14,7%
2ème trimestre/ "'	83 500	94 200	-11,4%
3ème trimestre/ ""	65 600	74 600	-12,1%
4ème trimestre/ "'	85 000	89 600	-5,1%
Total année/ total year	308 100	345 200	-10,7%
CHIFFRE D'AFFAIRES CONSOLIDE/ CONSOLIDATED TURNOVER			
1er trimestre / trimester	262 100	296 700	-11,7%
2ème trimestre/ "'	303 600	345 700	-12,2 %
3ème trimestre/ "'	254 300	286 300	-11,2 %
4ème trimestre/ "'	318 700	336 500	-5,3%
Total année/ total year	1 138 700	1 265 200	-10,0%

The turnover of the second semester 2004, is in line with the forecast, to 573 millions euros and slightly over to the turnover of the first semester 2004

The board of directors of Bull held on February 11, has approved the consolidated financial statements for 2004.
The press release of this results can be read on the company website.
www.bull.fr

BULL

Société Anonyme au capital de 9.609.686,57 euros
Siège Social : rue Jean Jaurès - 78340 LES CLAYES SOUS BOIS
R.C.S. Versailles B 542 046 065

****

Groupe BULL

Consolidated turnover
Chiffre d'affaires consolidé
(en milliers d'euros)

	2005	2004	Variation par rapport à 2004 Variation compared to 2004
PRODUITS/ PRODUCTS			
1er trimestre/ trimester	117 000	110 100	+ 6,3%
Total année/ total year		521 000	
MAINTENANCE			
1er trimestre	69 700	78 000	- 10,6%
Total année / total year		309 600	
SERVICES			
1er trimestre	69 900	74 000	- 5,5%
Total année/ total year		308 100	
CHIFFRE D'AFFAIRES CONSOLIDE / CONSOLIDATED TURNOVER			
1er trimestre	256 600	262 100	- 2,1%
Total année/ total Year		1 138 700	

Dans un contexte de marché encore hésitant, le chiffre d'affaires du 1er trimestre 2005 s'est élevé à 256,6 millions d'euros, en ligne avec le plan de marche du groupe pour le 1er semestre 2005 ;

In the frame of a market still inhesitant, the turnover of the first semester 2005, raised to 256,6 millions euros, in line with the forecast of the group for the first semester 2005.

This document in its entirety shall not constitute an offer to sell securities in any jurisdiction where the offer or sale is not permitted or where a registration, qualification or filing is required unless and until such registration, qualification or filing is made

This document only constitutes a translation of the French note d'information which received the approval n° 04-576 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'information and this document, the French note d'information shall prevail

Note d'information

SIMPLIFIED PUBLIC EXCHANGE OFFER FOR 2000/2005 OCEANE BONDS CONVERTIBLE AND/OR EXCHANGEABLE FOR NEW OR EXISTING SHARES OF BULL

Initiated by

Bull

French corporation (*Société Anonyme*) with capital stock of €1,701,988.99
Registered office: 68 route de Versailles – 78430 Louveciennes – France
Versailles Trade and Companies Registry No. 542 046 065

Presented by

CALYON
CORPORATE AND INVESTMENT BANK

Terms of exchange
For 1 2000/2005 OCEANE bond:
- 20 new Bull shares or
- 16 new Bull shares with warrant

Offer period
from June 14, 2004 to July 2, 2004, inclusive

AMF | AUTORITÉ DES MARCHÉS FINANCIERS

Pursuant to articles L. 412-1 and L. 621-8 of the French *Code monétaire et financier*, the *Autorité des marchés financiers* ("AMF", a French financial markets regulatory authority) has granted its approval no 04-576 dated June 9, 2004 to the present *note d'information*, in compliance with the provisions of its ruling no. 2002-04. The *note d'information* has been prepared by Bull and engages the responsibilities of those parties who are signatories. The approval of the *Autorité des marchés financiers* does not imply any approval of the value or the financial advisability of the transaction, nor any validation of the financial and accounting information presented. Approval was granted following an examination of the relevance and comparability of the information presented in the Offer made to holders of the 2000/2005 OCEANE bonds.

The *Autorité des marchés financiers* wishes to call the following items to the public's attention:

- The simplified public exchange offer for Bull's OCEANE bonds is one of two measures taken by the Bull Group to restructure its financial debt. The other measure consists of the proposed settlement of the €450 million (excluding accrued interest) shareholder advance from the French State that has been submitted to the European Commission for approval (see paragraph on the restructuring of the debt to the French State, pages 5 and 6). The restructuring of the financial debt is part of Bull's recapitalization plan, which also includes a capital increase with preservation of preferential subscription rights (see paragraph entitled "Capital decrease and increase" on page 7), which was described in the *note d'opération* approved by the AMF on June 9, 2004 under number 04-577.
- The paragraph on page 5 of the note which states: "*In the event that the European Commission should reject the restructuring aid that has been proposed by the French government (see below) the amendments that were approved by the December 11, 2003 Annual Meeting will not take effect and the conditions of the initial OCEANE issuance contract, which remain in effect pending the decision of the European Commission, will be maintained until such time as a new restructuring project may be adopted. All financial calculations concerning parity, however, have been based on the key assumption that the aforementioned amendments approved by the General Meeting will come into effect, and notably given the French government's confidence as to the outcome of the European Commission's review.*"
- The Group and the parent company had negative shareholder's equity of €726 million and €752.6 million, respectively, at December 31, 2003.
- The observation regarding the going concern principle expressed by the statutory auditors in their report on the consolidated financial statements (see page 29 of the *document de référence*).

The present *note d'information* (the "**information note**") includes references to Bull's 2003 *document de référence* (2003 annual report), recorded by the *Autorité des marchés financiers* on May 28, 2004 under number R-04-100, as well as to the offering memorandum for the concurrent capital increase initiated by Bull and approved by the *Autorité des marchés financiers* on June 9, 2004 under number 04-577.

Copies of the present information note, the annual report in *document de référence* form and the offering memorandum concerning the capital increase are all freely available at Bull's registered office, 68 route de Versailles – 78430 Louveciennes – France, at the registered office of the presenting bank, Calyon, 9, quai du Président Paul Doumer – 92920 Paris La Défense Cedex – France, on Bull's website (www.bull.fr), and on the *Autorité des marchés financiers'* website (www.amf-france.org).

This document in its entirety shall not constitute an offer to sell securities in any jurisdiction where the offer or sale is not permitted or where a registration, qualification or filing is required unless and until such registration, qualification or filing is made

This document only constitutes a translation of the French note d'information which received the approval n° 04-576 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'information and this document, the French note d'information shall prevail

TABLE OF CONTENTS

This document in its entirety shall not constitute an offer to sell securities in any jurisdiction where the offer or sale is not permitted or where a registration, qualification or filing is required unless and until such registration, qualification or filing is made

This document only constitutes a translation of the French note d'information which received the approval n° 04-576 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'information and this document, the French note d'information shall prevail

1. PRESENTATION OF THE PUBLIC EXCHANGE OFFER

1.1. Rationale for the transaction and aims of the Initiator

Pursuant to the provisions of articles 5-1-4 and 5-3-2 g) of the *Règlement général du Conseil des marchés financiers* (**"CMF Bylaws"**), Calyon, (**"Presenting Bank"**), acting on behalf of Bull, a French corporation with capital stock of €1,701,988.99 consisting of 170,198,899 fully paid-up shares, listed on the Euronext Paris SA *Premier Marché*, and whose registered office is 68 route de Versailles, 78430 Louveciennes – France (**"Company"** or **"Bull"**), has irrevocably confirmed its intention to the *Autorité des marchés financiers* (**"AMF"**) to offer holders of **"OCEANE"** bonds that are convertible and/or exchangeable for new or existing Bull shares, and maturing January 1, 2005, to exchange their OCEANEs for shares or shares with warrant (**"ABSA"**) to be issued, under the terms and conditions described hereafter (**"Offer"** or **"PEO"**). Please note that the Offer is made under the simplified process as governed by article 5-3-1 and the ensuing articles of the CMF Bylaws.

As provided by the terms of the OCEANE issuance contract (see offering memorandum approved by the *Commission des opérations de bourse* (**"COB"**, the French securities and exchange commission) under no. 00-700 dated May 4, 2000), Bull has reserved the right to initiate the early redemption of these OCEANEs, and namely through a public exchange offer.

1.1.1. Rationale and aims of the Initiator

The present Offer is made as part of the financial restructuring and recapitalization of Bull (the **"Recapitalization Plan"**), the terms and forms of which were approved at the November 20, 2003 meeting of Bull's Board of Directors and initiated at its March 31, 2004 meeting. The Recapitalization Plan was approved by Bull's May 25, 2004 Annual Shareholders' Meeting.

It should be reminded that, pursuant to the difficulties encountered by the Bull Group in 2000 and 2001, a significant restructuring plan was set in place. The first stage of the plan was to return the Group to operating profitability and the second stage to replenish its shareholders' equity. Bull had negative consolidated shareholder's equity of €726 million at December 31, 2003, and the Bull parent company had negative shareholder's equity of €753 million. As the first stage of the plan has been accomplished (return to operating profitability in 2003 with €40.7 million in operating income), the Company must now engage a profound financial restructuring in order to rid its balance sheet of the losses it accumulated during previous years. The Company is in fact legally required to replenish its shareholders' equity by increasing it to an amount greater than or equal to fifty percent of its capital stock. Furthermore, if the Recapitalization Plan is not implemented as described above, the Company will not have sufficient resources to repay its existing commitments to the French State and the OCEANE holders.

The Group's financial debt (excluding securitized trade receivables) comprises the following two items:

- The loan granted by the French State, in the form of a shareholder advance, that was approved by the European Commission as rescue aid, amounting to €491 million (including accrued interest) at December 31, 2003;
- The OCEANEs object of the present Offer, with a book value in the consolidated financial statements at December 31, 2003 of €204.6 million and which mature January 1, 2005.

This being the case, the business plan calls for restructuring the existing debt while concurrently decreasing and then increasing capital.

Restructuring the debt to the OCEANE holders

As part of the restructuring of the debt, at the Thursday December 11, 2003 General Meeting, more than 95% of the OCEANE holders approved the resolutions amending the following characteristics of the OCEANE issuance contract (see offering memorandum approved by the *Commission des opérations de bourse* under no. 00-700 dated May 4, 2000):

- Postponement of the redemption date to January 1, 2033,
- Setting of the annual interest rate at 0.1% with effect from January 1, 2004,
- Setting of the redemption price at 100% of the par value (the price was initially fixed at 116.6%), or €15.75,
- Suppression of the conversion parity adjustment that would result from the €44,251,712.70 capital increase transaction currently planned by the Board of Directors and described below.

The implementation of these modifications of the OCEANE issuance contract is subject to the European Commission's approval of the restructuring of the loan from the French State.

By doing the above, OCEANE holders accepted a sharp decrease in the economic value of their debt.

In the event that the European Commission should reject the restructuring aid that has been proposed by the French government (see below) the amendments that were approved by the December 11, 2003 General Meeting will not take effect and the conditions of the initial OCEANE issuance contract, which remain in effect pending the decision of the European Commission, will be maintained until such time as a new restructuring project may be adopted. All financial calculations concerning parity, however, have been based on the key assumption that the aforementioned amendments approved by the General Meeting will come into effect, and notably given the French government's confidence with regard to the outcome of the European Commission's review.

Under the terms of the OCEANE issuance contract, the €44,251,712.70 capital increased described below will be likely to result in an adjustment of OCEANE holders' rights. Nevertheless, as stated above, the General Meeting of OCEANE holders held December 11, 2003 agreed to waive any adjustment arising from this capital increase. Pending the approval of the European Commission, the conversion parity of the outstanding OCEANEs will consequently be adjusted as provided for in the issuance contract.

Restructuring the French State debt

Concerning the loan from the French State, it was decided that it would be restructured in the following manner:

- On February 20, 2004, the French government notified the European Commission of its intention to provide Bull with €517 million (par value) in new restructuring aid – including a financial recovery clause. This new aid will be provided in early 2005, once Bull has repaid the outstanding rescue aid, and is subject to the approval of the European Commission;

- Prior to receiving the approval of the European Commission, and in order to avoid any short- or medium-term liquidity risk for the Company, the advance granted by the French State as rescue aid was amended with effect from March 31, 2004 and converted into a fixed-term subordinated loan ("**PSDD**" in French) with the following characteristics:

  - par value of €497 million;
  - maturity fixed at January 1, 2033; by dispensation, the loan may be repaid early at any time at Bull's initiative, or at a date that is to be agreed upon by the French government and Bull and, in the event that the European Commission approves the proposed new restructuring aid, the said date being no later than December 31, 2004;
  - interest is payable annually in arrears: the annual rate of interest is fixed at 5.23% for 2004, and at 0.3% from January 1, 2005 through maturity;
  - subordination: in principle, the PSDD is a next-to-last ranked liability for Bull, although if the Offer should result in the exchange of fewer than 80% of the outstanding OCEANEs, the PSDD will be an unsecured commitment for Bull, as are the OCEANEs covered by the present Offer.

- After receiving the approval of the European Commission for the proposed restructuring aid, this PSDD will be redeemed at its par value, perhaps through use of a short-term bridge loan, and the French State will provide Bull with the equivalent amount of restructuring aid in early 2005. This restructuring aid will enable Bull to repay the aforementioned bridge loan.

  The restructuring aid will be accompanied by a financial recovery in favor of the French State. The principal characteristics of this clause are:

  - a 23.5% payment on the portion of consolidated current annual pre-tax income over €10 million (note that 2003 consolidated current pre-tax income amounted to a loss of €6 million, but this included the interest expense on the shareholder advance from the French State),
  - an eight-year period following the year ended at December 31, 2005,
  - exemption in the event that:
    i. the payment of the financial recovery clause would result in the Bull parent company's shareholder's equity going below the €10 million level,
    ii. Bull's operating cash flows are lower than €10 million in the year in question (note that 2003 operating cash flow was negative by €36 million),
  - redemption clause in Bull's favor at any time, with the redemption price to be determined by expert testimony.

It should be reminded that following the March 31, 2004 meeting of the Board of Directors, the representative of the French government stated his "*confidence that the proposed aid would comply with EC regulations, and that the Commission, following an examination, would make a formal decision within a maximum period of six months*".

Capital decrease and increase

It is reminded that the capital transactions involved under the Recapitalization Plan include:

- A capital decrease prompted by the Company's prior losses, by reducing the par value from €2 to €0.01 per share, as approved by the Company's May 25, 2004 Annual Shareholders' Meeting; this capital decrease has lowered capital stock from €340,397,798 to €1,701,988.99;

- A capital increase in the amount of €44,251,712.70, including additional paid-in capital, with preferential subscription rights maintained for current shareholders at €0.10 per share. Two current shareholders, in addition to several non-shareholder investors (AXA Private Equity, Debeka, Artemis and 347 managers of the Bull Group), acting independently of one another, have committed to subscribing to the present capital increase for an amount totaling €31.9 million.

The present Offer aims to the exchange of OCEANEs for shares or ABSAs to be issued by Bull. Its success is essential to the Group's capacity to reduce its net financial debt and replenish its shareholders' equity. This Offer will be concurrent with the capital increase mentioned above, and these two transactions are not dissociable due to the commitments the Company has made to its shareholders, the investors, and the European Commission. The two transactions being concurrent does not present any risk with regard to the carrying out of the present Offer, as sufficient commitments have been obtained (€31.9 million from the aforementioned investors and €12.2 million from OCEANE holders) to guarantee that the capital increase will amount to at least €44.1 million.

Note 3 to the consolidated financial statements in the *document de référence* illustrates the importance of the impact of the exchange of the OCEANEs on the shareholders' equity of the Company:

- the exchange of 100% of the OCEANEs would enable the Company to bring shareholders' equity back to between €51 million and €69 million, presuming that all other conditions are met (€517 million in restructuring aid from the French State and a €44 million capital increase);
- the exchange of 80% of the OCEANEs outstanding would, under the same conditions, allow the Company to post positive shareholders' equity of between €15 million and €29 million.

The Offer also allows OCEANEs holders to benefit by exchanging their securities for new shares or ABSAs, in the event that the European Commission rules in favor of the proposed restructuring aid, which would automatically reduce the economic value of their securities as explained above.

Concurrently with the Offer, the aforementioned capital increase is being launched on the Euronext Paris SA *Premier Marché*. The capital increase will legally take place prior to the Offer. As a result, the shares remitted to OCEANE holders in exchange under the PEO will not grant them any preferential rights allowing them to subscribe to the capital increase.

To date, the Company has no intention of making a new offer for the OCEANEs subsequent to the completion of the present Offer.

The Company does not intend to deregister the OCEANEs that are not tendered under the Offer.

1.1.2. Agreements concerning the Offer

To Bull's knowledge, no agreements concerning the offer exist.

1.1.3. Cost of the Offer

The total amount of all third-party expenses, costs and payments engendered by the Offer, including fees for lawyers, financial advisors, auditors, co-depositaries, financial intermediaries, publishing expenses and fees of the AMF, is estimated at €4.1 million (net of any VAT) in the event that the Offer is 100% successful. This cost will be borne entirely by Bull.

1.1.4. Text of the resolutions of Bull's Combined Annual and Extraordinary Shareholders' Meeting concerning the PEO

At the Extraordinary Shareholders' Meeting held on May 25, 2004 (the "**Meeting**"), shareholders were presented with the Board of Directors' report, the Recapitalization Plan, the auditors' special report and the terms and conditions of the alternative PEO presented by the Company regarding the bonds issued by the Company in May 2000 that are convertible and/or exchangeable for new or existing Bull shares. After being informed of these subjects, shareholders passed the **nineteenth resolution** approving the terms and conditions of the PEO option as they were presented under the Recapitalization Plan, and most specifically the first offer of the PEO involving the exchange of 20 shares for 1 OCEANE ("**Principal Offer**") and in compliance with the provisions of the French Commercial Code (principally articles L. 225-129, L. 225-138 II – namely paragraph 2 – and L. 225-148):

1) Resolved that, given the maximum number of OCEANEs that may be outstanding on the day the PEO is registered, the maximum number of shares likely to be issued in relation to the present authorization and, consequently, to the Principal Offer of the PEO (on the basis of 20 shares for 1 OCEANE) comes to 229,907,920, implying a capital increase for a maximum par value of €2,299,079.20.

2) The Board of Directors is therefore authorized to increase the Company's capital stock by a maximum par value of €2,299,079.20, by issuing the number of shares that will be required to be attributed to holders of the Company's OCEANEs who have tendered their securities for exchange under the Principal Offer of the PEO.

3) Shareholders' preferential subscription rights are suppressed, when necessary, in favor of the holders of the Company's OCEANEs who have offered to exchange their securities under the PEO.

4) The Board of Directors is invested with the full powers required to implement the present authorization, these powers may be sub-delegated to the Chairman under the conditions established by the law. This implementation includes namely the determination the definitive amount of the capital increase given the number of the Company's OCEANEs that are tendered under the Principal Offer of the PEO; issuing the shares provided in exchange; determining the definitive dates and forms for the issuance; proceeding (if necessary) with any allocations against additional paid-in capital and namely as regards any expenses engendered by the completion of the issue; generally taking all useful steps and concluding any agreements necessary to ensure the success of the intended new share issue and PEO; registering the capital increase resulting from the issue by use of the present delegation; and modifying the bylaws and satisfying all required administrative procedures accordingly.

5) Resolved that this authorization takes effect this day, for a period not to exceed March 31, 2005.

The Meeting decided that the implementation of the present authorization will not give rise to a capital increase as defined by article L 225-129 VII of the French Commercial Code.

Shareholders were presented with the Board of Directors' report, the Recapitalization Plan, the auditors' special report and the terms and conditions of the PEO presented by the Company regarding its OCEANEs, and most specifically the alternative offer of the PEO involving the exchange of 16 shares and 16 warrants for 1 OCEANE ("**Alternative Offer**"). After being informed of these subjects, and as the Meeting satisfied the quorum and majority conditions for Extraordinary Shareholders' Meetings, and in compliance with the provisions of the French Commercial Code (principally articles L. 228-95, L. 225-138 II – namely paragraph 2 – and L. 225-129), shareholders passed the **twentieth resolution:**

1) Resolved that, given the maximum number of OCEANEs that may be outstanding on the day the PEO is registered, the maximum number of ABSAs likely to be issued in relation to the present authorization and, consequently, to the Alternative Offer of the PEO comes to 183,926,336, implying a capital increase for a maximum par value of €3,678,526.72 in the event that all the warrants are exercised.

2) The Board of Directors is therefore authorized to issue a maximum of 183,926,336 ABSAs, the subscription to which shall be limited to the Company's OCEANE holders who have tendered their securities for exchange under the Alternative Offer of the Company's PEO, in accordance with the terms of the latter, i.e. 16 ABSAs for 1 of the Company's OCEANEs.

3) The Board of Directors is therefore authorized to increase the Company's capital stock by a maximum par value of €3,678,526.72 under the Alternative Offer of the PEO.

4) Resolved that to each share to be issued under the present authorization will be attached one (1) share warrant which, when exercised, gives the owner the right to subscribe to one new share of the Company.

5) Shareholders' preferential subscription rights are suppressed, when necessary, in favor of the holders of the Company's OCEANEs who have offered to exchange their securities under the Alternative Offer of the PEO.

6) Resolved, pursuant to the provisions of article L. 228-95 of the French Commercial Code, that shareholders' preferential subscription rights to the shares that will be issued in conjunction with the exercise of the warrants are explicitly suppressed in favor of the holders of the warrants attached to the ABSAs.

7) Resolved that the principal characteristics of the warrants are defined below and that the other characteristics of these warrants will be determined by the Board of Directors at a later date, pursuant to the delegation of authority covered in point 9):

a) the warrants will be detached at the time the ABSAs are issued in favor of the OCEANE holders concerned by the exchange.

b) each warrant grants the right to subscribe to one share, with a par value of €0.01 euro, at the price of €0.10.

If all the warrants are exercised, this will result in a €1,839,263.36 increase in the Company's capital stock, as these warrants grant the right to subscribe to a maximum total of 183,926,336 of the Company's shares.

8) The Board of Directors is therefore authorized, in order to allow the subscription of all the shares to which the warrants grant right, to increase the capital stock by a maximum of €1,839,263.36, corresponding to the maximum total number of 183,926,336 shares with a par value of €0.01 euro each that can be subscribed to at a price of €0.10 per share by the holders who have exercised their warrants, insofar as it is specified that the new shares will be, at their creation, indistinguishable from the old shares and subject to all statutory provisions.

9) Investiture of the Board of Directors with the full powers required to implement the present authorization. This implementation includes namely the determination of the forms and conditions required for the issue (as well as the preservation of ABSA bearers' rights in the event notably of "Financial Transactions", dissolution or a capital decrease), in compliance with all legal and regulatory provisions; determination of the number of ABSAs to be issued given the number of the Company's OCEANEs that are tendered under the Alternative Offer of the PEO; issuing the ABSAs and the shares to be provided when the warrants are exercised; performing all the registrations and formalities required to implement the present authorization, and notably to collect the subscriptions for new shares that are granted by the warrants; registering the capital increases resulting from the issue of the ABSA and of the shares subscribed by the warrant holders, proceeding (if necessary) with any allocations against additional paid-in capital and namely as regards any expenses engendered by the completion of the issue; and generally taking all useful steps and modifying the bylaws and satisfying all required administrative procedures accordingly. These powers may be sub-delegated to the Chairman under the conditions established by the law.

10) Resolved that this authorization takes effect this day, for a period not to exceed March 31, 2005.

The Meeting decided that the implementation of the present authorization will not give rise to a capital increase as defined by article L 225-129 VII of the French Commercial Code.

By virtue of the powers invested in it by the Annual Shareholders' Meeting, Bull's Board of Directors – which will be called upon to confirm the results of the PEO – will authorize the issuance of the securities to be provided in exchange for the OCEANEs tendered under the Offer. These new shares will be paid-up as an offset to the debt of the OCEANEs submitted under the PEO. This capital increase will take place as provided for by article L 225-146 of the French Commercial Code.

1.2. Characteristics of the Offer

1.2.1. Securities included in the Offer

The Offer is extended to all 11,495,396 OCEANEs issued by Bull in May 2000 and maturing January 1, 2005, for a total gross amount of €181,052,487. The Company does not itself hold any OCEANEs.

You will recall that these OCEANEs had the following characteristics at the time they were issued:

- issue price of €15.75,
- redemption price of €18.36,
- coupon rate of 2.25%,

- yield to maturity of 5.5% per annum, and
- conversion and/or exchange parity of 1 share for 1 OCEANE.

The redemption premium and issuance costs are amortized over the life of the borrowing. At December 31, 2003, all issuance costs had been amortized. Under the terms of the issuance contract, €6.5 million in residual redemption premium remains to be amortized in 2004.

The OCEANEs are listed on the Euronext Paris SA *Premier Marché* under ISIN code FR0000181034. In the event of a conversion or exchange of the OCEANEs under the conditions provided for when they were issued, these bonds each grant the right to one share of Bull with a par value of €0.01.

It is reminded that the December 11, 2003 General Meeting of OCEANE holders approved, subject to conditions precedent, a series of amendments of the initial issuance contract.
These amendments are:

- Reduction of the OCEANEs' annual interest rate to 0.1%, with effect from January 1, 2004 for interest accrued after this date;
- Postponement of the OCEANEs' normal maturity date to January 1, 2033;
- Suppression of the OCEANEs' redemption premium, bringing the redemption price at maturity to €15.75;

and are subject to the European Commission's approval of the form selected for restructuring the loan from the French State.

As soon as this approval is granted, the modifications of the contract will automatically be applied to the OCEANEs that are not tendered under the present Offer.

Under the terms of the OCEANE issuance contract, the €44,251,712.70 capital increased described below can result in an adjustment of OCEANE holders' rights. Nevertheless, as stated above, the General Meeting of OCEANE holders held December 11, 2003 agreed to waive any adjustment arising from this capital increase. Pending the approval of the European Commission, the conversion parity of the outstanding OCEANEs will consequently be adjusted as provided for in the issuance contract.

1.2.2. Basis of the Offer

Bull commits irrevocably to the OCEANE holders to offer, in exchange for each of their bonds:

- either, under the Primary Offer, 20 Bull shares to be issued with a par value of €0.01, whose rights shall be vested with effect from January 1, 2004;

- or, under the Secondary Offer, 16 Bull ABSAs to be issued with a par value of €0.01, whose rights shall be vested with effect from January 1, 2004, with each warrant detached at the time the ABSAs are issued and granting the right, effective from the payment/delivery date of the ABSAs up through December 15, 2004 at the latest, to subscribe to one Bull share at the subscription price of €0.10 per share.

It is reminded that the parity initially provided for under the Secondary Offer at the time that the November 20, 2003 Board of Directors meeting validated the Recapitalization Plan amounted to 16 shares

plus 8 warrants. Subsequent to discussions with representatives of the OCEANE holders, this parity was improved prior to the December 11, 2003 General Meeting of the OCEANE holders.

The new shares and the ABSAs are discussed respectively in paragraphs 1.3 and 1.4 of the present information note.

1.2.3. Number of securities likely to be tendered under the Offer

The Offer is made for each of the 11,495,396 outstanding OCEANEs. As a result, the Offer could give rise to the creation of either:

- 229,907,920 new Bull shares in the event that all of the OCEANEs are exchanged under the terms of the Primary Offer of the PEO, or

- 183,926,336 Bull ABSAs in the event that all of the OCEANES are exchanged under the terms of the Secondary Offer of the PEO. The 183,926,336 ABSAs would give rise to subscription rights to 183,926,336 new shares. In the event that all of the share warrants are exercised, 183,926,336 additional Bull shares would be created, for a total of 367,852,672 new Bull shares under the Secondary Offer of the PEO.

1.2.4. Form of the Offer

The present Offer has received a notice of deposit from the AMF under the number 204C0670 and published on May 26, 2004. During its June 8, 2004 session, the AMF declared this information note to be admissible and on June 8, 2004 it published a notice of admissibility under reference number 204C0715. The AMF and Euronext will issue an opening notice and a notice announcing the form and the timing of the transaction, prior to the opening of the Offer.

Bull issued a press release summarizing the highlights of the proposed Offer on May 26, 2004, which was published on May 27, 2004 in the newspaper *Les Echos*.

The Offer is valid from June 14 through July 2, 2004, inclusive, the equivalent of a 15 trading day period.

OCEANE holders who wish to tender their OCEANEs under the Offer under the conditions proposed must provide the financial intermediary acting as depositary of their OCEANEs (bank, investment company, etc.) with an exchange order, using the form provided by the depositary, prior to the closing date of the Offer. This financial intermediary will be able to transfer the OCEANEs either directly to Euro Emetteurs Finance account, or to one of the co-depositaries for the Offer (Société Générale, BNP Paribas and Natexis).

In order to take part in the Offer, holders of registered OCEANEs must first request that they be converted into bearer securities.

The payment/delivery of the securities will take place subsequent to the compilations performed by Euro Emetteurs Finance and the issue of the shares or of the ABSAs provided in exchange for the OCEANEs tendered under the Offer. Euro Emetteurs Finance will perform payment/delivery services on Bull's behalf. Under the proposed schedule presented below, payment/delivery of the Offer is expected to take place on July 16, 2004.

It should be noted that pursuant to article 5-1-11 of the CMF Bylaws, all orders received for the OCEANEs during the Offer period that do not pertain to the Offer must be executed in the regulated market on which the OCEANEs are listed. No options contracts on the OCEANEs may be recorded with Euronext Paris SA prior to the closing of the Offer, as provided by article P.2.4.4 of Book II of the *Règles du Marché* of the Paris stock exchange. Options contracts recorded prior to the publication by the AMF of the deposit of the proposed Offer may be taken up.

The OCEANEs tendered under the Offer must be free of any pledges, liens or restrictions of any type on the free transfer of their title.

The exchange of the OCEANEs tendered under the Offer is not subject to any exchange tax and, in principle, does not give rise to the payment of any brokerage fee. The co-depositaries for the Offer (Société Générale, BNP Paribas and Natexis) will be allocated a non-taxed compensation – which amount may be increased to include VAT – of €0.02 per OCEANE tendered under the Offer, such amount to be limited to a maximum of €200 per account. The co-depositaries will be responsible for the compensation of the financial intermediaries upon receipt of their accounts. No compensation shall be provided to intermediaries should the Offer be voided for any reason whatsoever, or for any OCEANEs tendered by the intermediary in violation of the restrictions described in paragraph 1.2.6.

No interest shall be due for the period lasting from the closing date of the Offer through the payment/delivery date. The payment/delivery date will be specified in the Euronext Paris SA notice regarding the Offer's payment/delivery schedule.

Exchange orders may be revoked at any moment up to and including the Offer's closing date. After this date, they will become irrevocable.

The Offer will be carried out regardless of the number of OCEANEs that are tendered.

1.2.5. Proposed schedule of the Offer

March 31, 2004	Publication of the 2003 annual financial statements
May 25, 2004	Combined Annual and Extraordinary Shareholders' Meeting
May 26, 2004	Deposit of the proposed Offer with the AMF – Press release
June 8, 2004	Decision of admissibility of the Offer by the AMF
June 9, 2004	Approval of the information note by the AMF
June 14, 2004	Opening date of the Offer
July 2, 2004	Closing date of the Offer
July 12, 2004	Publication of the notice of the result of the Offer
July 15, 2004	Listing of the shares issued in response to the Offer

1.2.6. Restrictions on the Offer outside of France

Distribution of this present information note and participation in the Offer may be subject to specific laws or restrictions outside of France. The Offer is not addressed to persons subject to any such restrictions, either directly or indirectly, and is not valid in a country where the Offer is subject to such restrictions. Consequently, persons in possession of the present information note should familiarize themselves with

the restrictions that apply to them and comply with such restrictions. Failure to comply with these restrictions may constitute a violation of the laws and regulations governing exchange transactions in these jurisdictions. Bull declines all responsibility for any violation of any restriction by any person subject to said restriction.

1.2.6.1 United States of America

The new shares that will be provided when the warrants are exercised have not been and will not be registered under the Securities Act of 1933 of the United States of America as amended ("**Securities Act**"), and consequently may be neither offered for sale nor sold in the United States of America, unless these negotiable securities are registered as required by the Securities Act or qualify for an exemption from registration in accordance with the Securities Act.

In the preceding paragraph, "**United States of America**" is defined as the United States of America, its territories and possessions, or any individual state or the District of Columbia.

1.2.6.2 United Kingdom

The present information note is addressed in the United Kingdom only to the following persons: (i) persons with professional investment experience qualifying under article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended ("**FPO**"), (ii) high net worth entities qualifying under article 49 (2) (a) through (d) of the FPO and (iii) all other persons to whom this information note may legally be provided ("**Relevant Persons**"). Any investor who is not a Relevant Person must abstain from acting or forming any opinions on the basis of this information note and the information contained herein.

This information note will not be registered in the United Kingdom. Consequently, the Offer is not and cannot be made in the United Kingdom or to persons located in the United Kingdom, with the exception of those persons whose normal business consists of acquiring, holding, managing or selling financial products (for their own account or on behalf of others) in the course of their professional activities, or in such a manner that they do not and will not constitute a public offering in the United Kingdom as defined under the 1995 regulations applicable to public offers of negotiable securities (Public Offers of Securities Regulations 1995) as amended.

1.2.6.3 Japan

The shares and ABSAs provided in exchange under the Offer have not been and will not be registered under Japanese securities laws ("**Securities and Exchange Law of Japan**"). Consequently, neither the shares nor the ABSAs may be offered or sold, either directly or indirectly, in Japan, or to persons or on behalf of persons living in Japan, except (i) in compliance with an exemption from registration requirements or otherwise pursuant to Japanese securities laws, or (ii) in compliance with the applicable provisions of other Japanese laws.

1.2.6.4 Germany

The present Offer is not made in Germany nor addressed to persons located in Germany. The present information note has neither been deposited nor approved by the German financial regulatory authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) and will not be distributed in Germany Shares and ABSAs that are provided in exchange under the present Offer may be neither offered for sale nor sold in Germany, and may be neither advertised nor marketed to the public.

1.2.7. Form of financing of the transaction

Not applicable.

1.2.8. Tax treatment of the Offer

Under the present tax laws, the tax treatment applicable to the offer should be as described below. OCEANE holders are requested to note that this information provides only a summary, and they are advised to discuss their individual tax position with their usual tax advisor.

1.2.8.1. French tax residents

1. Individuals holding OCEANEs as part of their personal assets

Pursuant to the provisions of article 150-0 B of the French general tax code (**"CGI"**), the exchange of negotiable securities without an equalization payment, or with an equalization payment that does not exceed 10% of the par value of the securities received, under a public exchange offer, is deemed to be intercalary and is neither subject to taxation nor required to be declared by the holder of the negotiable securities during the year in which the exchange takes place.

One noteworthy consequence is that the exchange transaction is not included in the calculation of the reaching of the annual €15,000 threshold for disposals covered below in "1.3.7.1. 1 (b) Capital gains", and any capital loss incurred on the exchange may not be recognized and used to offset any capital gains incurred during the year in which the exchange takes place or during the following 10 years.

As the exchange of the OCEANEs does not involve an equalization payment, taxation on the capital gain incurred at this time will be deferred under the conditions described above.

The tax deferral will end when any shares received under the exchange are disposed of, purchased, redeemed or cancelled. The net gain incurred on the future disposal of the shares received in exchange will be calculated using the cost price for tax purposes of the shares received under the exchange, and will be taxed under the tax laws that will be in force at that time.

2. Legal entities subject to corporate income taxes

Gains incurred on the exchange of Bonds under a public exchange offer are not eligible for any tax deferral. Consequently, any profit or loss arising on the exchange of the OCEANEs will be included in income for the year during which the exchange took place, and will be taxable under the conditions described in paragraph "1.3.7.1. 2 (b) Capital gains".

1.2.8.2. Non-residents

Persons whose tax domicile is not in France as defined by article 4 B of the CGI, or whose registered office is located outside of France, are not taxed on capital gains on disposals of negotiable securities if they did not hold, either directly or indirectly, individually or with of the members of their family, more than 25% of the rights to the Company's income at any time during the five years preceding the sales, and if these negotiable securities are not listed among the assets of a permanent establishment or a fixed base

in France. These persons are advised to familiarize themselves with the tax treatment applicable to these capital gains in their country of residence.

1.2.8.3. Other OCEANE holders

OCEANE holders who are subject to tax treatments other than those discussed above and who participate in the Offer, and namely those taxpayers for whom negotiable securities transactions go beyond basic portfolio management or who record their shares as assets on their commercial balance sheet, are advised to examine their individual tax position with their usual tax advisor.

1.2.9. Origin of the new shares

Pursuant to article 5-1-5 of the CMF Bylaws, on March 31, 2004 Bull's Board of Directors summoned a Combined Annual and Extraordinary Shareholders' Meeting which met on May 25, 2004 and approved the resolutions required to issue the new shares and ABSAs that are to be provided in exchange for the OCEANEs tendered under the Offer.

1.3. Characteristics of the shares provided in exchange under the Primary Offer of the PEO

1.3.1. Nature and form of the new shares

The new shares will be delivered as bearer securities. They are expected to be registered and become negotiable with effect from July 16, 2004, and shareholders may elect to receive them in either registered or bearer form. Bull reserves the right to identify its shareholders using the "identifiable bearer securities" process as provided for under the laws and regulations in effect.

From the moment they are created, the new shares will be subject to all the provisions of Bull's bylaws. These new shares will be common shares, in the same class as the existing shares from which they shall be indistinguishable. The rights attached to the new shares will become vested on January 1, 2004, and these shares will benefit from the same rights as the other shares of the Company from the moment they are issued.

In addition to the legal reporting requirements imposed by the exchange authorities and by Bull on shareholders who come to hold, either directly or indirectly, a share in Bull's capital that exceeds the thresholds established by law, each shareholder is required to inform Bull, by certified return mail, of the total number of Bull shares and voting rights he holds by the fifth trading day following the day on which he becomes the holder, either directly or indirectly as described in article L.233-7 of the French Commercial Code, of the number of shares by which he exceeds or falls below the shareholding threshold representing 0.5% of the capital, or any multiple of this percentage up through and including 5%. Failure to inform Bull may result in the application of the sanctions provided for by articles L. 233-7 paragraph 6 and L.233-14 of the French Commercial Code.

1.3.2. Rights attached to new shares

In addition to a voting right, each Bull share grants the right to a share – proportional to the number and the par value of the existing shares – of the Company's assets, net income and any liquidation bonus. Whenever ownership of several shares is required to obtain any given right, shareholders holding fewer shares than the number required must themselves form groups with other shareholders or even purchase or sell the number of shares or rights required to obtain that right.

Shareholders' responsibility for the Company's liabilities is limited to their equity contribution.

Unclaimed dividends are prescribed in favor of the French government five years after the date at which they became payable.

1.3.3. Voting right of the new shares

Each share gives its holder the right to a voice at the Company's Annual Shareholders' Meetings.

Each share gives its holder a right to vote and to be represented at Annual Shareholders' Meetings, and to obtain all of the Company's documents within the time periods and under the conditions provided for by law and the Company's bylaws.

1.3.4. Listing of the new shares

The new shares that will be provided in exchange for the OCEANEs will be subject to a request for admission for trading on the Euronext Paris SA *Premier Marché* and will be accepted for Euroclear France and Clearstream with effect from their payment date.

1.3.5. Negotiability of the new shares

Bull's bylaws do not provide for any restrictions on the free trading of the Company's shares.

1.3.6. Financial and securities services

Financial and securities services are provided by Société Générale, Relations Sociétés Emettrices (issuing company relations) department, BP 81236, 32 rue du Champ de Tir, 44312 Nantes Cedex 3 – France.

1.3.7. Tax treatment of the new shares

Under present French tax laws, the following provisions summarize the tax effects likely to be applied to those individuals and legal entities that hold Bull shares. Investors are nevertheless advised to discuss their individual tax treatment with their usual tax advisor.

Non-tax residents of France must comply with the tax laws in effect in their country of residence, and particularly as concerns the application of the provisions of any tax treaty that may have been entered into by France and their country of residence.

1.3.7.1 French tax residents

1. Individuals holding French shares as part of their personal assets

(a) Dividends

Laws applicable through December 31, 2004

Dividends on French shares are included in the calculation of the taxpayer's total income as income from marketable securities. A dividend tax credit equal to half of the dividends received is included with the dividend.

In a note published December 14, 2001 (*Bulletin Officiel des Impôts* 4 J-2-01), the tax authorities noted that dividend tax credits may be provided only with those dividends that are paid subsequent to a vote by an Annual Shareholders' Meeting held to approve the financial statements for the year just ended, and with payments of interim dividends made prior to the approval of the year's financial statements.

A dividend comprises a share of the net income for the year, less any prior years' losses and the amounts allocated to reserves pursuant to the law and the Company's bylaws, and increased by retained earnings and any share of available reserves, that the Annual Shareholders' Meeting decide to allocate to employees after the annual financial statements have been approved (articles L. 232-11 and L. 232-12 of the French Commercial Code).

Dividends on shares of French companies currently benefit from annual exemptions of €2,440 for married couples filing jointly, as well as non-married partners, who are able to file jointly with effect from the third year following the registration of their *Pacte Civil de Solidarité* as defined by article 515-1 of the French Civil Code – and €1,220 for persons who are single, widowed, divorced or married but filing separately.

The dividends and the corresponding dividend tax credits are included in the calculation of total income that is subject to the progressive income tax scale, to which must be added the following French taxes, with no deductions:

- The 7.5% *CSG*, 5.1% of which is deductible from taxable income,
- The 2% *prélèvement social,*
- The 0.5% *contribution affectée au remboursement de la dette sociale.*

The dividend tax credit attached to the dividends paid may be used to offset the total amount of income tax payable, and may be reimbursed in the event of a tax surplus.

Laws applicable with effect from January 1, 2005

Individuals will no longer be attributed dividend tax credits along with dividends paid after January 1, 2005.

A 50% deduction will, however, be applied to the amount of distributed income.

Dividends will continue to qualify for the current annual exemptions of €2,440 for married couples filing jointly as well as non-married partners who file jointly starting with the taxation of their combined income during the year of the third anniversary of the registration of their *pacte civil de solidarité* as defined by article 515-1 of the French Civil Code, and €1,220 for persons who are single, widowed, divorced or married but filing separately.

A shareholder tax credit equal to 50% of the dividends has been created, up to either €115 or €230 per household, depending on marital status, in order to compensate for the elimination of the restitution of the dividend tax credit.

(b) Capital gains

Pursuant to article 150-0A of the CGI, capital gains incurred by individuals are not taxable if the total of the disposals does not exceed the €15,000 per tax household threshold. Conversely, if this threshold is breached, the capital gains are taxable from the first euro at a rate of 26%, comprising the following:

- 16% (article 200-A-2 of the CGI) for income taxes;
- 7.5% for the *contribution sociale généralisée*;
- 2% for the *prélèvement social exceptionnel*;
- 0.5% for the *contribution affectée au remboursement de la dette sociale.*

Capital losses may be used to offset capital gains of a similar nature during the same year, and even for the ten years to come on condition that they arise from taxable transactions, meaning that the €15,000 disposal threshold discussed above was exceeded during the year in which the capital loss was incurred.

(c) Special tax treatment of *Plans d'Epargne en Actions*:

Shares issued by French companies qualify as assets that may be held through *Plans d'Epargne en Actions* (**"PEA"**), as created by law no. 92-666 of July 16, 1992.

Under certain conditions, the dividends received and the capital gains incurred are exempt from income taxes, or are taxed at a preferential rate. They are still subject to the *contribution sociale généralisée*, the *prélèvement social* and the *contribution affectée au remboursement de la dette sociale* when they are sold or when the plan is liquidated.

The following table summarizes the different taxes depending on the date at which the PEA is liquidated:

Length of the PEA	*Prélèvement Social*	*CSG*	*CRDS*	Inc. tax	Total
Less than 2 years	2.0%	7.5%	0.5%	22.5%	32.5%(1)
Between 2 and 5 years	2.0%	7.5%	0.5%	16.0%	26.0%(1)
Over 5 years	2.0%	7.5%	0.5%	0.0%	10.0%

(1) On total income, if the threshold of disposal is exceeded.

(d) Transactions carried out in France by individuals on a regular basis:

Pursuant to the provisions of article 92-2 of the CGI, profits incurred in France on transactions carried out on a regular basis are subject to income tax and taxed in accordance with the progressive scale applicable under common law for non-commercial income. Taxation under the tax status provided for by article 92-2 of the CGI is nevertheless limited to taxpayers whose transactions go beyond basic portfolio management.

(e) Transfer tax

The disposal of the shares of a listed company is not subject to any transfer tax if this disposal is not evidenced by a certification performed in France.

If the disposal of the shares of a listed company is evidenced by a certification performed in France, this certification is subject to a transfer tax equal to 1% of the disposal price, although such tax is capped at €3,049 per disposal.

2. Legal entities subject to corporate income tax

(a) Dividends

The dividend tax credit may no longer be used as of January 1, 2005. This measure will apply to dividends received as of January 1, 2004 for legal entities whose financial year-end coincides with the calendar year.

Laws applicable to companies whose financial year closes on or before September 30, 2004 and who receive dividends in 2004

All dividends, plus any dividend tax credits attached to them, are included as taxable income for the calculation of corporate income tax at the rate of 331/3%. To this common law rate must be added the 3% *contribution additionnelle* (article 235 ter ZA of the CGI) and the 3.3% *contribution sociale* (article 235 ter ZC of the CGI) based on the amount of corporate income tax less a deduction of €763,000 per 12-month period. Companies with sales of under €7,630,000 and of whose capital, which must be entirely paid-up, at least 75% is held on a continuous basis by individuals (or by a company that itself meets all of these conditions) are, however, exempted from the 3.3% *contribution sociale* .

Companies that meet the conditions for exemption from the 3.3% *contribution sociale* will benefit from a reduction of the corporate income tax rate to 15% for the financial years commencing after January 1, 2002, on that portion of taxable income under €38,120 per 12-month period.

The dividend tax credit is in principle equal to 10% of the dividend paid ("dividends" are defined in the preceding paragraph relative to individuals). It may be increased by an amount equal to 80% of the withholding tax effectively paid by the company paying the dividend, other than the withholding tax arising on the payment made out of the long-term capital gains reserve.

When the company meets the required conditions and has opted for the tax status of parent company, as provided for by articles 145 and 216 of the CGI, dividends received are excluded from the tax base after deduction of a 5% share of the gross amount of said dividends (including the dividend tax credit) for costs and expenses. The dividend tax credits attached to these dividends may not be used in payment of the corporate income tax; they are, in this case, equal to 50% of the dividends received and may be allocated

during a five year period to the withholding tax owed by the company in the event that they redistribute the dividends.

Laws applicable to companies whose financial year closes after September 30, 2004 and who receive dividends in 2004 and subsequent years

All dividends, plus any dividend tax credits attached to them, are included as taxable income for the calculation of corporate income tax at the rate of 33 1/3%. To this common law rate must be added the 3% *contribution additionnelle* (article 235 ter ZA of the CGI) and a 3.3% *contribution sociale* (article 235 ter ZC of the CGI) based on the amount of corporate income tax less a deduction of €763,000 per 12-month period. Companies with sales of under €7,630,000 and of whose capital, which must be entirely paid-up, at least 75% is held on a continuous basis by individuals (or by a company that itself meets all of these conditions) are, however, exempted from the 3.3% *contribution sociale* .

Companies that meet the conditions for exemption from the 3.3% *contribution sociale* will benefit from a reduction of the corporate income tax to 15% for the financial years commencing after January 1, 2002, on that portion of taxable income under €38,120 per 12-month period.

When the company meets the required conditions and has opted for the tax status of parent company, as provided for by articles 145 and 216 of the CGI, dividends received are excluded from the tax base after deduction of a 5% share of the gross amount of said dividends for costs and expenses.

(b) Capital gains

Disposals of securities that are not classified as long-term investments give rise to gains or losses in income that is subject to corporate income tax at the rate of 33 1/3%. To this common law rate must be added the 3% *contribution additionnelle* (article 235 ter ZA of the CGI) and the 3.3% *contribution sociale* (article 235 ter ZC of the CGI), calculated under the conditions described in (a) if due.

Companies that meet the conditions for exemption from the 3.3% *contribution sociale* will benefit from a reduction of the corporate income tax to 15%.

Capital gains incurred on the disposal of shares that are classified as long-term investments, or which are treated equivalently for tax purposes, are eligible to be treated as long-term capital gains, subject to the company's honoring its obligation to create a special reserve for long-term capital gains. These capital gains are subject to corporate income tax at the rate of 19%, providing that the securities sold had been held for at least two years (articles 39 duodecies 3. and 219 I. a. ter of the CGI. *Documentation administrative* 4 B 3121). The holding period of the shares starts on their subscription date. To the corporate income tax must be added the 3% *contribution additionnelle* (article 235 ter ZA of the CGI) and the 3.3% *contribution sociale* (article 235 ter ZC of the CGI), calculated under the conditions described in (a) if due.

The reduced tax rate of 15% is applied just as it is for disposals of securities that are not classified as long-term investments.

Examples of items that are presumed to be long-term investments include shares in companies classified as such in the chart of accounts and, under certain conditions, shares acquired under a public tender offer or a public exchange offer, as well as securities qualifying for the tax status of parent companies and subsidiaries or, when their purchase price is equal to at least €22,800,000, those companies that meet the

conditions required to qualify for this tax status with the exception of the condition regarding the holding of 5% of the capital of the issuing company.

Long-term capital losses on disposals may be used to offset capital gains of a similar nature during the year or the following ten years.

1.3.7.2. Non-tax residents of France

(a) Dividends

Dividends distributed by companies whose registered office is located in France are subject to a withholding tax of 25% when the tax domicile or the registered office of the beneficiary is located outside of France.

Under certain conditions, in compliance with international tax treaties and article 119 ter of the CGI, this withholding tax may be reduced, or even waived, and the dividend tax credit may be transferred to individuals in respect of dividends received up through December 31, 2004.

Exceptionally, French-source dividends paid to persons whose tax domicile or registered office is not in France and who qualify for the transfer of the dividend tax credit by virtue of a tax treaty designed to avoid dual taxation are, when they are paid, only subject to the withholding tax at the reduced rate provided for by the tax treaty, subject to the persons concerned justifying that they are not residents of France as defined in this tax treaty (*Bulletin Officiel des Impôts* 4-J-1-94 instruction note of May 13, 1994) prior to the payment of the dividends. The dividend tax credit is, if appropriate, repaid less a deduction of the withholding tax applicable at the rate provided for by the tax treaty.

(b) Capital gains

Persons whose tax domicile is not in France as described in article 4 B of the CGI, or whose registered office is located outside of France, are not taxable in France on capital gains on disposals of negotiable securities as long as no more than 25% of the rights to the net income of the company are held, either directly or indirectly, alone or with the members of their family, at any time over the course of the five years preceding the disposal, and if these negotiable securities are not recorded as assets on the balance sheet of a permanent establishment or a fixed base in France.

(c) Transfer tax

The disposal of the shares of a listed company is not subject to any transfer tax if this disposal is not evidenced by a certification performed in France.

If the disposal of the shares of a listed company is evidenced by a certification performed in France, this certification is subject to a transfer tax equal to 1% of the disposal price, although such tax is capped at €3,049 per disposal.

1.4. Characteristics of the ABSAs provided under the Secondary Branch of the Offer

1.4.1. Characteristics of the shares contained in the ABSAs

Each ABSA to be issued under the Secondary Offer of the present PEO comprises one new Bull share and one new share warrant. The characteristics of the new shares to be provided in this context are identical to those described in paragraph 1.3; the warrants attached to the new shares are described in paragraph 1.4.2.

1.4.2. Characteristics of the warrants contained in the ABSAs

One warrant will be attached to each new Bull ABSA to be provided under the present issue as part of the Secondary Offer. Each warrant to be so issued will be immediately detached as soon as the ABSAs are issued.

1.4.2.1. Exercise parity

One warrant will grant the right to subscribe to one new Bull share, although this may be revised in the event of a Financial Transaction other than the capital increase concurrent with the present Offer.

1.4.2.2. Restriction on the free trading of the warrants

The form of the issue imposes no restrictions on the free trading of the warrants.

1.4.2.3. Form of the warrants

The warrants will be delivered only in bearer form.

Pursuant to the provisions of article 94-II of law no. 81-1160 of December 30, 1981 (*Loi des Finances* for 1982) and decree no. 83-359 of May 2, 1983 concerning the treatment accorded to negotiable securities, the warrant holders' rights will be represented by the recording of the account in their name with the intermediary of their choice.

1.4.2.4. Listing

A request will be made for the warrants to be listed for trading on the Euronext Paris SA *Premier Marché*. They are expected to be listed by July 15, 2004 under ISIN code FR 0010093583. They will be listed separately from the Bull shares.

1.4.2.5. Rights attached to the warrants

The only right attached to the warrants will be the right to subscribe to one new Bull share, in return for payment of the exercise price.

The exercise price is €0.10, which is also the subscription price used for the capital increase launched concurrently with the Offer.

1.4.2.6. Exercise period

Warrant holders may exercise their warrants at any time between the payment/delivery of the ABSAs and December 15, 2004, inclusive.

Warrants not exercised prior to the end of the exercise period will lose all value and expire.

1.4.2.7. Suspension of the exercise of the warrants

In the event of a capital increase or the issue of negotiable securities granting access to the Company's capital other than the one launched concurrently with this Offer, or merger or spin-off or other Financial Transactions involving a preferential subscription right or restricting the period of preferential subscription in favor of Bull's shareholders, Bull reserves the right to suspend the exercise of the warrants during a period which is not to exceed three months.

In this event, a notice will be published in the *Bulletin des Annonces Légales Obligatoires* at least 15 days prior to inform warrant holders of the date at which the exercise of the warrants will be suspended and of the date at which it will resume. This information will also be published in a national financial newspaper and in a Euronext Paris SA notice. Bull's right to suspend the exercise period in no way causes warrant holders to forfeit their right to subscribe to the new Bull shares.

1.4.2.8. Vesting of rights and rights attached to the shares subscribed to by exercise of the warrants

The new shares issued subsequent to the exercise of the warrants will be subject to all the conditions imposed by the bylaws, and the rights attached to the shares will become vested on January 1, 2004. They will grant the right for the 2004 financial year and later financial years, at equal par value, to the same dividend that is allocated to other similarly ranked shares. Consequently, they will be entirely equivalent to said shares beginning with the payment of the dividend in respect of the previous financial year or, if it has not yet been paid, subsequent to the Annual Shareholders' Meeting approving the financial statements for that year.

The other characteristics of these shares are identical to those described above in 1.3.

1.4.2.9. Exercise of the warrants

In order to exercise their rights, warrant holders must submit a request to the intermediary holding their account and pay the full exercise price. Euro Emetteurs Finance (48 boulevard des Batignolles – 75850 Paris Cedex 17 – France) will centralize these transactions.

1.4.2.10. Early retirement by purchases or public offers

Bull reserves the right to, at any time and with no limit with regard to the price or the quantity, proceed with the early retirement of the warrants, by purchasing them on the market or over the counter, through public tender or exchange offers, or by any other means. These transactions do not affect the normal expiration schedule of the warrants that remain outstanding.

In compliance with the applicable law in effect, warrants purchased on the market or over the counter or through public offers or any other form of transaction, are no longer considered to be outstanding and will be canceled.

1.4.2.11. Notification of the warrant holders in the event of an issue including a preferential subscription right

Warrant holders will be notified of any transaction including a preferential subscription right reserved for shareholders prior to the start of the transaction, through notices to be published in the *Bulletin des Annonces Légales Obligatoires*, in a national financial newspaper and by Euronext Paris SA.

1.4.2.12. Preservation of warrant holders' rights

Commitments of the issuer

Bull undertakes, as long as warrants are outstanding, to neither write down its share capital nor modify the allocation of its income. Bull may, however, create preference shares without voting rights, subject to the preservation of warrant holders' rights, pursuant to the stipulations of paragraphs "Possible adjustments to the conditions of exercise in the event of a Financial Transaction" and "Notification of the warrant holders in the event of any adjustment" which follow.

In the event of capital decrease due to losses

In the event of capital decrease due to losses, warrant holders' rights will be reduced accordingly, just as if said holders had already been shareholders from the day the warrants were issued. This is true whether the capital be decreased by reducing the par value of the shares or through a reverse stock split.

Possible adjustments to the conditions of exercise in the event of a Financial Transaction

The adjustments cited hereafter will not be implemented in relation to the capital increase launched concurrently with the present Offer. They will, however, be valid should the following cases:

- issue of shares with a listed preferential subscription right,
- capital increase by capitalization of reserves, net income or premiums, via a dividend of free shares; a stock split or reverse split,
- capitalization of reserves, net income or premiums by an increase in the par value of the shares,
- payment of dividends including reserves or premiums in cash or portfolio securities,
- free dividend to shareholders of any simple or composite financial instrument other than Bull shares,
- absorption, merger, spin-off,
- purchase of Bull shares at a price above the market price,

be initiated by Bull subsequent to the issue date of the warrants. Warrant holders' rights will be preserved by adjusting the conditions of exercise of the warrants pursuant to articles L. 225-154 and L. 225-156 of the French Commercial Code and the methods as described below.

This adjustment will compensate the difference between the value of the shares that would have been obtained had the warrants been exercised prior to the completion of the aforementioned transaction and the value of the shares that would have been obtained if the warrants had been exercised afterwards. In the event that any adjustments are made in accordance with paragraphs 1. through 7. as follows, the new number of shares that may be obtained by exercising the warrants will be expressed to the nearest hundredth (with 0.005 being rounded to the next highest hundredth, i.e. 0.01). Any further adjustments will be made using the preceding parity, and similarly calculated and rounded. Exercise of the warrants

may, however, only give rise to the delivery of a round number of shares, with any fractions being paid as specified below (see paragraph "Payment of fractions").

1. In the event of Financial Transactions containing a listed preferential subscription right, the new number of shares provided on exercise of the warrants will be determined by multiplying the number of shares that could have been subscribed by exercising the warrants prior to the start of the considered transaction by the ratio:

$$\frac{\text{Share value ex-subscription right} + \text{value of subscription right}}{\text{Share value ex-subscription right}}$$

To calculate this ratio, the values of the share ex-right and the subscription right will be determined based on the average of the opening share values on the Euronext Paris SA market (or if it is not quoted by Euronext Paris SA, then on another regulated market or market equivalent to the one on which the share is quoted) for every trading day during which the share ex-right and the subscription right are listed simultaneously.

2. In the event of a capital increase by capitalization of reserves, net income or premiums, and issue of free shares, as well as in the event of a stock split or reverse stock split, the new number of shares provided on exercise of the warrants will be determined by multiplying the number of shares that could have been subscribed to by exercising the warrants prior to the start of the considered transaction by the ratio:

$$\frac{\text{Number of shares after transaction}}{\text{Number of shares before transaction}}$$

3. In the event of a capital increase by incorporation of reserves, net income or premiums, carried out by increasing the par value of the shares, the par value of the shares obtained by warrant holders who exercise their warrants will be likewise increased.

4. In the event of a dividend paid out of reserves or premiums in cash or in portfolio securities, the new number of shares provided on exercise of the warrants will be determined by multiplying the number of shares that could have been subscribed to by exercising the warrants prior to the start of the said transaction by the ratio:

$$\frac{\text{Share value before the dividend}}{\text{Share value before the dividend decreased by the amount paid out per share or the value of the securities provided per share}}$$

To calculate this ratio:

- the share value before the dividend will be determined by taking the average of at least 20 consecutive opening prices on the Euronext Paris SA market selected among the 40 opening prices immediately preceding the date of the distribution;

- the value of the securities paid out per share will be calculated as above if these securities are already listed on a regulated or equivalent market. If the securities are not listed on a regulated or

equivalent market, the value will be determined by an internationally-renowned, independent expert selected by Bull.

5. In the event that the free dividend concerns a financial instrument or instruments other than Bull shares, then:

if the free dividend of a financial instrument or instruments is quoted by Euronext Paris SA (or if it is not quoted by Euronext Paris SA, then on another regulated market or market equivalent to the one on which the share –ex-right and the dividend right are both listed), then the new number of shares provided on exercise of the warrants will be determined by multiplying the number of shares that could have been subscribed to by exercising the warrants prior to the start of the said transaction by the ratio:

$$\frac{\text{Share value ex-right} + \text{value of the free dividend right}}{\text{Share value ex-right}}$$

To calculate this ratio, the values of the share ex-right and the free dividend right will be determined by taking the average opening prices on the Euronext Paris SA (or if it is not quoted by Euronext Paris SA, then on another regulated market or market equivalent to the one on which the share ex-right and the dividend right are both listed), of the share and the dividend right during the first 20 trading days during which the share and the dividend right are simultaneously listed. In the event that this calculation would result in the observation of fewer than five quotes over the course of the first 10 trading days following its listing, the average of the posted prices must be validated or assessed by an internationally-renowned independent expert selected by Bull. If the free dividend of a financial instrument or instruments is not listed by Euronext Paris SA or on another regulated or equivalent market, the new number of shares provided on exercise of the warrants will be determined by multiplying the number of shares that could have been subscribed to by exercising the warrants prior to the start of the considered transaction by the ratio:

$$\frac{\text{Share value ex-right} + \text{value of the financial instrument(s) paid out per share}}{\text{Share value ex-right}}$$

To calculate this ratio, the values of the share ex-right and the financial instrument or instruments paid out per share, if the latter is or are listed on a regulated or equivalent market, will be determined by reference to the average of the opening prices during 10 consecutive trading days following the dividend allocation date during which the share and the financial instrument or instruments paid out are listed simultaneously. If the financial instrument or instruments paid out is or are not listed on a regulated or equivalent market, they will be assessed by an internationally-renowned independent expert selected by Bull.

6. In the event that Bull is absorbed by another company or is merged with another company or companies into a new company, or spun-off, warrant holders will be able to subscribe to the shares of the absorbing or new company, or of the companies created from this spin-off.

The new number of shares of the absorbing or new company or the companies created from the spin-off to which they will be able to subscribe will be determined by multiplying the number of Bull shares to which they had right prior to the start of the considered transaction by the exchange parity of the Bull shares versus the shares of the absorbing or new company, or of the companies created from this spin-off.

These companies will be substituted for Bull for the application of the aforementioned stipulations, which are designed to preserve warrant holders' rights, if necessary, in the event of Financial Transactions or securities transactions and, more generally, to ensure that warrant holders' legal, regulatory and contractual rights are all respected.

7. In the event that Bull purchases its own shares at a price above the market price, the new number of shares provided on exercise of the warrants will be determined by multiplying the number of shares that could have been subscribed to by exercising the warrants prior to the start of the said transaction by the ratio calculated to the nearest hundredth of a share:

$$\frac{\text{Share value} + \text{Pc\%} \times (\text{Purchase price} - \text{Share value})}{\text{Share value}}$$

For the calculation of this ratio:
- Share value means the average prices quoted during the 10 trading days immediately preceding the purchase (or the purchase option),
- Pc% means the percentage of capital purchased,
- Purchase price means the effective purchase price (by definition higher than the market price).

Under the scenario that Bull conducts transactions for which an adjustment would not have been made, as provided in the paragraphs above, and a future law or regulation calls for an adjustment, Bull will make this adjustment pursuant to the applicable legal or regulatory provisions and in keeping with the usual customs in the French market regarding the matter.

The Board of Directors will report on the items used to perform the calculation, and the results of any adjustment in the annual report following said adjustment.

Notification of the warrant holders in the event of any adjustment

After each adjustment, warrant holders will be notified of the new conditions of exercise by means of notices to be published in the *Bulletin des Annonces Légales Obligatoires*, in a national financial newspaper and by Euronext Paris SA.

Payment of fractions

If one of the adjustments mentioned in the previous paragraph causes the warrant holder exercising his rights to obtain a number of shares that includes a portion of shares forming a "fraction", then pursuant to the terms of article 174-5 of decree no. 67-236 of March 23, 1967 he will be entitled to subscribe to:

- either the round number of shares immediately lower; in this case, Bull will pay him an amount in cash equal to the value of the fraction of a share, evaluated on the basis of the opening price quoted on the market during the trading session of the day preceding the date that the exercise request is submitted, or of the last trading day during which the share was quoted preceding the date that the exercise request is submitted;

- or the round number of shares immediately higher, subject to Bull being paid an amount equal to the value of the additional fraction of a share requested, evaluated on the basis of the preceding paragraph.

In the event that the warrant holder does not specify an option, he will be provided with the number of shares immediately lower plus a cash supplement as described above.

1.4.2.13. Listing of the new shares

The new shares that will be provided in exchange for the warrants will be subject to periodic requests for admission for trading on the Euronext Paris SA *Premier Marché*, on the same line as the existing shares.

1.4.2.14. Tax treatment of the new shares

Under present French tax laws, the following provisions summarize the tax effects likely to be applied to investors. Individuals and legal entities are nevertheless advised to discuss their individual tax treatment with their usual tax advisor.

Non-tax residents of France must comply with the tax laws in effect in their country of residence.

French tax residents

Individuals holding warrants as part of their personal assets

Capital gains (article 150-0 A of the CGI)

Pursuant to article 150-0A of the CGI, capital gains incurred by individuals are not taxable if the total of the disposals does not exceed the €15,000 per tax household threshold. Conversely, if this threshold is breached, the capital gains are taxable from the first euro at a rate of 26%, comprising the following:

- 16% (article 200-A-2 of the CGI) for income taxes;
- 7.5% for the *contribution sociale généralisée*;
- 2% for the *prélèvement social exceptionnel*;
- 0.5% for the *contribution affectée au remboursement de la dette sociale.*

Capital losses may be used to offset capital gains of a similar nature during the year, and even for the ten years to come, under the condition that they arise from taxable transactions, meaning that the €15,000 disposal threshold discussed above was exceeded during the year in which the capital loss was incurred.

Special tax treatment

- *Plans d'Epargne en Actions*:

Shares issued by French companies qualify as assets that may be held through a Plan d'Epargne en Actions ("**PEA**"), as created by law no. 92-666 of July 16, 1992.

Under certain conditions, the capital gains incurred are exempt from income taxes, or are taxed at a preferential rate. They are still subject to the *contribution sociale généralisée*, the *prélèvement social* and the *contribution affectée au remboursement de la dette sociale* when they are sold or when the plan is liquidated.

The following table summarizes the different taxes depending on the date at which the PEA is liquidated:

Length of the PEA	*Prélèvement Social*	*CSG*	*CRDS*	Inc. tax	Total
Less than 2 years	2.0%	7.5%	0.5%	22.5%	32.5%(1)
Between 2 and 5 years	2.0%	7.5%	0.5%	16.0%	26.0%(1)
Over 5 years	2.0%	7.5%	0.5%	0.0%	10.0%

(1) On total income, if the threshold of disposal is exceeded.

- Transactions carried out by individuals in France on a regular basis:

Pursuant to the provisions of article 92-2 of the CGI, profits incurred in France on transactions carried out on a regular basis are subject to income taxes and taxed in accordance with the progressive scale applicable under common law for non-commercial income. Taxation under the tax status provided for by article 92-2 of the CGI is nevertheless limited to taxpayers whose transactions go beyond basic portfolio management.

Legal entities subject to the corporate income tax

Capital gains

Warrants are not long-term investments. Given this, capital gains or losses incurred on their disposal are not eligible to be treated as long-term capital gains or losses (Administrative document 4 B 3121), and are included in income that is subject to the corporate income tax at the common law rate of 33 1/3%.

To this common law rate must be added the 3% *contribution additionnelle* (article 235 ter ZA of the CGI) and the 3.3% *contribution sociale* (article 235 ter ZC of the CGI) based on the amount of corporate income tax less a deduction of €763,000 per 12-month period. Companies with sales of under €7,630,000 and of whose capital, which must be entirely paid-up, at least 75% is held on a continuous basis by individuals (or by a company that itself meets all of these conditions) are, however, exempted from the 3.3% *contribution sociale.*

Companies that meet the conditions for exemption from the 3.3% *contribution sociale* will benefit from a reduction of the corporate income tax rate to 15% for the financial years commencing after January 1, 2002, on that portion of taxable income under €38,120 per 12-month period.

Non-tax residents of France

Capital gains

Persons whose tax domicile is not in France as described in article 4 B of the CGI, or whose registered office is located outside of France, are not taxable in France on capital gains on paid disposals of negotiable securities if more than 25% of the rights to the net income of the company are not held, either directly or indirectly, alone or with of the members of their family, at any time over the course of the five years preceding the disposal, and if these negotiable securities are not recorded as assets on the balance sheet of a permanent establishment or a fixed base in France. (articles 244 bis B and 244 bis C of the CGI).

1.5. Data for evaluation of the parity of the Offer

1.5.1. Summary of the principal characteristics of the OCEANEs

In May 2000 Bull issued 11,495,396 OCEANE bonds, maturing on January 1, 2005, for a total of €181,052,487.

The OCEANEs have the following characteristics:

- issue price: €15.75,
- redemption price: €18.36,
- coupon: 2.25%,
- yield to maturity: 5.5%,
- conversion parity: one share for one OCEANE.

Under the Recapitalization Plan, over 95% of OCEANE holders at their General Meeting also approved a body of resolutions allowing amendments to the OCEANE issuance contract:

- postponement of the maturity date to January 1, 2033,
- suppression of the redemption premium, the redemption price being reduced to par, i.e. €15.75,
- reduction of the coupon to 0.1%,
- waiver of the adjustment of the conversion parity of the OCEANEs arising from the capital increase performed concurrently with the Offer.

The other characteristics of the OCEANEs remain unchanged.

The implementation of these modifications remains conditional on the obtaining of European Commission approval of the restructuring of the loan from the French State. The French government notified the European Commission of this Recapitalization Plan on February 20, 2004.

This being so, these modifications are not yet in effect at the time of the PEO. They will go into effect automatically once the approval of the European Commission has been obtained.

1.5.2. Summary of the terms of the exchange

Each OCEANE with a par value of €15.75 may be exchanged for either:

- either 20 Bull shares to be issued, or

- 16 ABSAs, with each warrant granting the right to subscribe through December 15, 2004 to one share at the exercise price of €0.10 per share.

1.5.3. Theoretical value of the OCEANE

The theoretical value of the OCEANE is calculated by adding the values of the bond (calculated by discounting the cash flows) and the conversion option attached to the OCEANE (calculated using the Black - Scholes model).

As stated in paragraph 1.5.5, this theoretical value of the OCEANE was based on the new characteristics of the security after modification of the issuance contract (maturity extended to 2033, coupon lowered to 0.1% and redemption value set at €15.75) without taking into account the characteristics existing prior to the amendment of the issuance contract.

The following assumptions have been made:

- Bull share price: €0.77 (average of the closing price during the 10 trading days preceding the announcement of the conditions of the transaction on November 20, 2003),
- conversion ratio: one share for one OCEANE,
- historical volatility: 89% (one-year average),
- discount rate: 9%, corresponding to the issuance by a company in a recovery situation of a very long-term high-yield instrument,
- OCEANE maturity: January 1, 2033.

These assumptions lead to a theoretical value for the OCEANE of €2.11, comprising the following:

- bond component: €1.35, i.e. 64% of the total value,
- warrant component: €0.76, i.e. 36% of the total value.

For purposes of illustration, the theoretical value of the OCEANEs based on current prices (Bull share trading at €0.99 on May 25, 2004 – average closing share prices during the 10 trading sessions prior to the deposit of the Offer) is equal to €2.33, including:

- bond component: €1.35, i.e. 58% of the total value
- warrant component: €0.98, i.e. 42% of the total value.

The following table presents the sensitivity of the theoretical value of the OCEANEs to volatility and changes in the discount rate. The discount rate corresponds to the yield on a 30-year fixed rate bond, plus a premium of between 300 and 500 basis points based on the debt conditions of the Company.

			Discount rate				
			300	**350**	**400**	**450**	**500** ***Premium***
			8,1%	**8,6%**	**9,1%**	**9,6%**	**10,1%** ***Rate***
Volatility	***10d***	**64%**	2,6	2,4	2,3	2,1	2,0
	1 m	**52%**	2,6	2,4	2,2	2,1	1,9
	3 m	**58%**	2,6	2,4	2,2	2,1	2,0
	6 m	**52%**	2,6	2,4	2,2	2,1	1,9
	12 m	**89%**	2,7	2,5	2,3	2,1	2,0

In the calculations of offer parity, the value selected corresponds to a premium of around 400 basis points paired with a 12-month volatility, this being more relevant insofar as volatility has been reduced sharply subsequent to the announcement of the details of the Recapitalization Plan.

1.5.4. Theoretical value of the warrants

Adjustment of the Bull share price

The PEO presented in this document is intended to be conducted concurrently with a substantial capital increase of €44,251,712.70 by creating 442,517,127 shares. This capital increase with preferential subscription rights will be performed at a subscription price of €0.10 per share. Given both the size of this capital increase in proportion to the existing capital (170,198,899 shares) and of the discount of the subscription price versus the share's market price, the transaction will very likely have a significant impact on Bull's share price.

Consequently, and for the following calculations (valuation of the warrants and assessment of the counter-value proposed for each security under the Primary Offer and the Secondary Offer of the PEO), the Bull share price used has been adjusted to take into account the impact of the transactions on this share price.

Given the complexity of the transactions planned, traditional methods for adjusting share prices cannot be used. In the present situation, the share price subsequent to the transaction is determined by assuming that Bull's enterprise value will remain stable before and after the transaction, implying:

Ex-ante market capitalization + Market value of the OCEANEs + Cash injected in the capital increase + Cash injected by the exercise of the warrants =
Ex-post market capitalization

The ex-post market capitalization corresponds to the adjusted share price multiplied by the number of shares outstanding after the transaction.

Based on the following assumptions:

- share price (average of 10 trading days through November 19, 2003): €0.77,
- number of securities created by the capital increase: 442,517,127 (100% subscription),
- number of securities created by the PEO: 367,852,672 (tender of 100% of the OCEANEs to the Secondary Offer and exercise of all of the associated share warrants),
- OCEANE price (average 10 trading days through November 19, 2003): €4.45,

the adjusted share price would be of €0.25.

For purposes of illustration, the adjusted share price based on current prices (Bull shares and OCEANEs trading at €0.99 and €9.91 respectively on May 25, 2004 – average closing prices during the 10 trading sessions prior to the deposit of the Offer) would be equal to €0.35.

The following table presents the sensitivity of the adjusted share price to changes in the reference share price (share price prior to the announcement of the transaction on November 19, 2003 or prior to the deposit of the Offer on May 25, 2004) or in the success rate of the present Offer (ranging from 80% to 100% success):

	Success rate of the Offer		
	80%	*90%*	*100%*
Share price prior to announcement (*): €0.77	0.26	0.26	0.25
Share price prior to deposit of proposal (**): €0.99	0.37	0.36	0.35

(*) 10-day average at November 19, 2003
(**) 10-day average at May 25, 2004

Theoretical value of the warrants

The warrants detached from the ABSAs that will be provided to OCEANE holders who tender their securities under the Secondary Offer of the PEO present the following characteristics:

- Bull adjusted share price: €0.25 (adjustment method discussed above),
- exercise ratio: one share per warrant,
- exercise price: €0.10 per warrant, representing an 87% discount from the benchmark market price prior to the transaction (average of 10 trading days through November 19, 2003),
- exercise period: through December 15, 2004, and
- historical volatility: 87%.

Based on these assumptions, the theoretical valuation of the warrant is €0.15 per warrant granting the right to subscribe to one share at the price of €0.10.

Given the warrants' short exercise period (through December 15, 2004), the warrants' value is barely affected by changes in assumptions of volatility.

For purposes of illustration, the theoretical value of the warrant based on current market prices (adjusted share price of €0.35 as mentioned above) would be equal to €0.25 per warrant granting the right to subscribe to a share at a price of €0.10 per share.

The following table presents the sensitivity of the theoretical value of the warrant to changes in the reference share price (share price prior to the announcement of the transaction on November 19, 2003 or prior to the deposit of the Offer on May 25, 2004), as the share price has a direct impact on the adjusted share price as detailed above, or in the success rate of the present Offer (ranging from 80% to 100% success):

	Success rate of the Offer		
	80%	***90%***	***100%***
Share price prior to announcement (*): €0.77	0,17	0,16	0,15
Share price prior to deposit of proposal (**): €0.99	0,28	0,26	0,25

(*) 10-day average at November 19, 2003
(**) 10-day average at May 25, 2004

This document in its entirety shall not constitute an offer to sell securities in any jurisdiction where the offer or sale is not permitted or where a registration, qualification or filing is required unless and until such registration, qualification or filing is made

This document only constitutes a translation of the French note d'information which received the approval n° 04-576 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'information and this document, the French note d'information shall prevail

1.5.5. Assessment of the Public Exchange Offer for the OCEANEs

The criteria for assessing the Offer based on the redemption value of the OCEANEs prior to the amendment of the issuance contract was not considered to be relevant insofar as, given its current financial situation, the Company is unable to carry out any such redemption. The theoretical value of the OCEANEs based on the characteristics of the security before taking into account the modifications of the issuance contract has likewise not been selected.

The following tables assume a 100% success rate for the Offer for calculating the adjusted share price.

Market price prior to the announcement of the transaction (values and averages at November 19, 2003)

					PRIMARY OFFER (20 shares)		SECONDARY OFFER (16 ABSA)	
	Market price of the OCEANE	*Share price*	*Adjusted share price*	*Warrant value*	*Counter value per OCEANE*	*Premium*	*Counter value per OCEANE*	*Premium*
Price at November 19, 2003	4,45	0,72	0,24	0,15	4,82	8%	6,19	39%
10-day average	4,45	0,77	0,25	0,15	4,99	12%	6,47	45%
20-day average	4,46	0,80	0,26	0,16	5,10	14%	6,63	49%
1-month average	4,45	0,79	0,25	0,16	5,06	14%	6,58	48%
2-month average	4,24	0,74	0,24	0,15	4,84	14%	6,23	47%
3-month average	4,30	0,74	0,24	0,15	4,86	13%	6,25	45%
6-month average	4,73	0,80	0,26	0,16	5,16	9%	6,73	42%
12-month average	4,32	0,70	0,24	0,14	4,72	9%	6,04	40%
12-month low	2,50	0,46	0,17	0,08	3,46	38%	4,09	64%
12-month high	6,89	1,31	0,37	0,27	7,44	8%	10,35	50%

- ***Theoretical value of the OCEANE and share price prior to the announcement of the transaction (values and averages at November 19, 2003)***

					PRIMARY OFFER (20 shares)		SECONDARY OFFER (16 ABSA)	
	Theoretical value of the OCEANE	*Share price*	*Adjusted share price*	*Warrant value*	*Counter value per OCEANE*	*Premium*	*Counter value per OCEANE*	*Premium*
Price at November 19, 2003	2,11	0,72	0,24	0,15	4,82	128%	6,19	194%
10-day average	2,11	0,77	0,25	0,15	4,99	137%	6,47	206%
20-day average	2,11	0,80	0,26	0,16	5,10	142%	6,63	214%
1-month average	2,11	0,79	0,25	0,16	5,06	140%	6,58	212%
2-month average	2,11	0,74	0,24	0,15	4,84	129%	6,23	195%
3-month average	2,11	0,74	0,24	0,15	4,86	130%	6,25	196%
6-month average	2,11	0,80	0,26	0,16	5,16	145%	6,73	219%
12-month average	2,11	0,70	0,24	0,14	4,72	124%	6,04	186%
12-month low	2,11	0,46	0,17	0,08	3,46	64%	4,09	94%
12-month high	2,11	1,31	0,37	0,27	7,44	253%	10,35	390%

- ***Theoretical value of the OCEANE and current share price (value and averages at May 25, 2004)***

					PRIMARY OFFER (20 shares)		SECONDARY OFFER (16 ABSA)	
	Theoretical value of the OCEANE	*Share price*	*Adjusted share price*	*Warrant value*	*Counter value per OCEANE*	*Premium*	*Counter value per OCEANE*	*Premium*
Current price	2,33	0,99	0,35	0,26	7,08	204%	9,78	320%
10-day average	2,33	0,99	0,35	0,25	7,04	202%	9,71	317%
20-day average	2,33	1,06	0,37	0,27	7,40	218%	10,28	341%
1-month average	2,33	1,06	0,37	0,27	7,39	217%	10,27	341%
2-month average	2,33	1,01	0,36	0,26	7,17	208%	9,91	326%
3-month average	2,33	0,95	0,34	0,25	6,88	195%	9,46	306%
6-month average	2,33	0,85	0,32	0,22	6,33	172%	8,57	268%
6-month low	2,33	0,64	0,25	0,16	5,02	116%	6,51	180%
6-month high	2,33	1,16	0,40	0,30	8,00	243%	11,24	383%

Based on the €10.10 price per OCEANE and the share price at May 25, 2004, the value of the securities provided in exchange comes to €7 under the Primary Offer (31% discount from the quoted price) and €9.80 under the Secondary Offer (3% discount from the quoted price).

- ***Summary of the premium offered on the OCEANE***

The terms of the Offer generate a premium over the OCEANE market price observed over the last 12 months prior to the announcement of the transaction of between 8% and 14% on the Primary Offer and between 39% and 49% on the Secondary Offer.

Based on the theoretical value of the OCEANE as calculated in paragraph 1.5.3., the premium amounts to between 124% and 218% on the Primary Offer and between 186% and 341% on the Secondary Offer.

1.6. Accounting treatment of the Offer

At December 31, 2003 the OCEANEs are recorded as liabilities on the balance sheet at their par value, increased by that portion of the redemption premium that has been amortized since the securities were issued. The total liability on the OCEANEs amounts to €204.6 million, including €181 million in par value and €23.5 million for that portion of the redemption premium that has already been amortized. Issuance costs had already been completely amortized by December 31, 2003. It should be noted that the market value of the OCEANEs prior to the announcement of the Recapitalization Plan (price on November 19, 2003) came to €51 million, and it came to €116 million on May 25, 2004, prior to the deposit of the proposed Offer.

Given the amendment of the issuance contract that was approved on December 11, 2003 by the General Meeting of the OCEANE holders subject to the European Commission's approval of the restructuring of the shareholder advance from the French State (see chapter 1.1.1 paragraph " Restructuring the debt to the OCEANE holders") and the likely approval by the European Commission of the restructuring aid proposed by the French government (see chapter 1.1.1 paragraph " Restructuring the French State debt") in 2004 the Company ceased all additional amortization of the redemption premium and stopped accounting for accrued interest as provided for under the terms of the initial issuance contract. Consequently, since January 1, 2004 this liability to OCEANE holders has been frozen at the same level as at December 31, 2003, and the projected net income for 2004 presented in the present document does not include any material interest expense on the OCEANEs.

Under these conditions the accounting treatment for the exchange of the OCEANEs for shares will be as follows:

- For those OCEANES that are tendered in exchange for shares under the PEO, the amount initially paid by the OCEANE holders when the securities were first issued (the par value) will be contributed to shareholders' equity, and split between the capital stock (in an amount equal to the par value of the capital increase) and conversion premium accounts. The value of the conversion premium will depend on whether the OCEANE holders elect to participate under the Primary or Secondary Offers.
- Moreover, given the aforementioned amendment of the issuance contract, the redemption premium has not been classified as one of the liabilities that shall be transferred to shareholders' equity. Consequently, the cancellation of the redemption premium subsequent to the exchange will generate a financial gain in the 2004 income statement equal to the amount of accumulated amortization.

This accounting treatment will be applied to both Bull's parent company and consolidated financial statements for 2004, in compliance with the provisions of French law as defined by *Comité de la réglementation comptable* ruling no. 99-02.

For purposes of illustration, in 2004 the Offer will generate a financial gain of €23.5 million with a 100% success rate, a €21.2 million gain with a 90% success rate and an €18.8 million gain with an 80% success rate.

The same accounting treatment will be applied to both the Primary and Secondary Offers. For an identical proportion of OCEANEs tendered, the financial gain that is generated will be identical in both cases with the only difference being in the split between the conversion premium (see above) and the capital stock.

Under the Secondary Offer, OCEANE holders who tender their securities will also be allowed to subscribe to 16 shares at the price of €0.10 per share. This subscription will increase the Company's shareholders' equity and net cash position, and will not impact the income statement automatically.

In the consolidated financial statements, the debt related to those OCEANEs that are not exchanged will be recorded at its present value, after taking into account the amendments to the issuance contract (deferral of the redemption date to January 1, 2033 and setting of the annual interest rate at 0.1% with effect from January 1, 2004). This treatment will be effected in compliance with French standards, in order to obtain an accounting treatment that corresponds to IFRS standards: this will limit the impact on the Company's accounts when it switches over to international accounting standards. In the parent company accounts, however, this debt will continue to be recorded at par.

Moreover, as part of the first-time adoption of IFRS standards in 2005 and the preparation of the opening balance sheet at January 1, 2004, the Company does not intend to apply IAS standards nos. 32 and 39 – relative to financial instruments – early, as is allowed under IFRS standard no. 1 (First-time adoption of IFRS). Consequently, the principles and methods described above will not affect the accounting entries for the OCEANEs and the PEO.

The Offer should be considered in the light of the overall structure of transactions performed as part of the Recapitalization Plan, i.e. along with the capital increase and the granting by the French State of restructuring aid (contingent upon European Commission approval).

This document in its entirety shall not constitute an offer to sell securities in any jurisdiction where the offer or sale is not permitted or where a registration, qualification or filing is required unless and until such registration, qualification or filing is made

This document only constitutes a translation of the French note d'information which received the approval n° 04-576 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'information and this document, the French note d'information shall prevail

The impact of the Offer and the capital increase on the Company's consolidated accounts at December 31, 2003 is summarized in the following table:

Balance sheet account In Euros million	Value at December 31,2003	Transaction	Impact on balance sheet Primary Offer PEO success rate 100%	90%	80%	Secondary Offer PEO success rate 100%	90%	80%
PEO and Capital increase								
Capital stock	**340,4**							
		Capital decrease	(338,7)	(338,7)	(338,7)	(338,7)	(338,7)	(338,7)
		Capital increase - cash	4,4	4,4	4,4	4,4	4,4	4,4
		Capital increase - exchange of OCEANEs	2,3	2,1	1,8	1,8	1,7	1,5
		Capital increase - exercise of warrants				1,8	1,7	1,5
			8,4	**8,2**	**8,0**	**9,8**	**9,4**	**9,1**
Additional paid-in capital, reserves and translation differences after allocation of period earnings	**(1066,2)**							
		Capital decrease	338,7	338,7	338,7	338,7	338,7	338,7
		Additional paid-in capital - capital increase in cash	39,8	39,8	39,8	39,8	39,8	39,8
		Conversion premium on exchange of OCEANEs	178,8	160,9	143,1	179,3	161,3	143,4
		Additional paid-in capital - exercise of warrants				16,6	14,9	13,2
			(508,9)	**(526,8)**	**(544,6)**	**(491,8)**	**(511,5)**	**(531,1)**
2004 Net income								
		Cancellation of redemption premium on OCEANES exchanged	23,5	21,1	18,8	23,5	21,1	18,8
		Net income on transactions	23,5	21,1	18,8	23,5	21,1	18,8
Shareholder's equity after PEO and Cap. Increase	**(725,8)**		**(477,0)**	**(497,5)**	**(517,8)**	**(458,5)**	**(480,9)**	**(503,2)**
Short and long-term financial debt other than the advance from the French State (*)	**262,6**	Exchange of OCEANEs	(204,6)	(184,1)	(163,7)	(204,6)	(184,1)	(163,7)
			58,0	**78,5**	**98,9**	**58,0**	**78,5**	**98,9**
		Number of shares	842,6	819,6	796,6	980,6	943,8	907,0
		Net earnings per share	0,03	0,03	0,02	0,02	0,02	0,02
		Net shareholder's equity per share	(0,57)	(0,61)	(0,65)	(0,47)	(0,51)	(0,55)
OTHER FUTURE RECAPITALIZATION OPERATIONS								
Shareholder's equity		Shareholder's equity after PEO and Cap. Increase	(477,0)	(497,5)	(517,8)	(458,5)	(480,9)	(503,2)
		Amendment of the OCEANEs contract						
		-cancellation of redemption premium on OCEANEs not exchanged		2,4	4,7		2,4	4,7
		-postponement and rate decrease on OCEANEs not exchanged		14,1	28,2		14,1	28,2
		2004 forecast net income, excl. impact of capital transactions	6,5	6,5	6,5	6,5	6,5	6,5
		Restructuring aid from the French State	516,6	516,6	516,6	516,6	516,6	516,6
Shareholder's equity subsequent to recapitalization			**46,1**	**42,1**	**38,2**	**64,6**	**58,7**	**52,8**

(*) On March 31, 2004 the debt to the French State (€491 million at December 21, 2003) was converted into a subordinated loan redeemable in 2033 (PSDD). Once the European Commission has approved the restructuring aid proposed by the French government on February 20, 2004, the PSDD will be repaid under a bridge loan. The granting of such restructuring aid will affect the Company's income in 2004 or 2005, depending on the date at which the aid is provided: this date is expected to be either December 31, 2004 or January 1, 2005 (see chapter 1.1.1 paragraph "Restructuring of the French State debt" on pages 5 and 6).
The total impact of these transactions – including the restructuring aid – on the Company's shareholders' equity is described in chapter 2.2 "Impact on Bull's parent company and consolidated financial statements".

2. IMPACT OF THE OFFER ON CURRENT BULL SHAREHOLDERS

2.1. *Impact on the percentage of capital held by shareholders*

The following table presents the Company's shareholder structure subsequent to the restructuring transactions under four scenarios based on the success rate of the Offer presented to OCEANE holders (80% or 100%), the option selected by the OCEANE holders tendering their securities under the Offer (either Primary Offer in shares only or Secondary Offer in shares and warrants) and the impact of the potential exercise of Options granted to employees under the various option plans offered.

PEO success rate	*80%*		*80%*		*100%*		*100%*	
Offer selected	*Primary Offer*		*Secondary Offer*		*Primary Offer*		*Secondary Offer*	
	Downside scenario 1		**Downside scenario 2**		**Upside scenario 1**		**Upside scenario 2**	
Shareholder	**Nb. of shares**	**% of capital**	**Nb. of shares**	**% of capital**	**Nb. of shares**	**% of capital**	**Nb. of shares**	**% of capital**
France Telecom	103 753 594	13,0%	103 753 594	11,4%	103 753 594	12,3%	103 753 594	10,6%
NEC	103 753 594	13,0%	103 753 594	11,4%	103 753 594	12,3%	103 753 594	10,6%
AXA Private Equity	70 000 000	8,8%	70 000 000	7,7%	70 000 000	8,3%	70 000 000	7,1%
Artemis	20 000 000	2,5%	20 000 000	2,2%	20 000 000	2,4%	20 000 000	2,0%
Debeka	30 000 000	3,8%	30 000 000	3,3%	30 000 000	3,6%	30 000 000	3,1%
Management	48 887 750	6,1%	48 887 750	5,4%	48 887 750	5,8%	48 887 750	5,0%
Former OCEANEs holders	183 926 400	23,1%	294 282 240	32,4%	229 908 000	27,3%	367 852 800	37,5%
Motorola	28 753 594	3,6%	28 753 594	3,2%	28 753 594	3,4%	28 753 594	2,9%
French State	27 743 824	3,5%	27 743 824	3,1%	27 743 824	3,3%	27 743 824	2,8%
Employees	8 004 980	1,0%	8 004 980	0,9%	8 004 980	1,0%	8 004 980	0,8%
Free Float	171 818 690	21,6%	171 818 690	18,9%	171 818 690	20,4%	171 818 690	17,5%
	796 642 426	100,0%	906 998 266	100,0%	842 624 026	100,0%	980 568 826	100,0%

Based on the four scenarios presented above, a shareholder whose investment represents 1% of the capital prior to the transaction will see his holding diluted to somewhere between 0.17% and 0.21% subsequent to all the transactions involved (PEO, capital increase and exercise of the warrants provided under the PEO).

2.2. *Impact on Bull's parent company and consolidated financial statements*

The pro-forma impact of the transactions set to take place during the current year on the **Bull parent company accounts** is presented below.

Given that OCEANE holders are able to exchange their security for 16 shares and 16 warrants under the Secondary Offer, under the conversion assumptions (100%, 90% and 80%) previously used, and assuming that all OCEANE holders who exchange will choose to exercise their warrants, Bull should be able to reach the pro-forma level of shareholders' equity presented below:

	Primary Offer			Secondary Offer		
Parent company financial statement	PEO success rate 1 bond = 20 shares			PEO success rate		
	100%	90%	80%	100%	90%	80%
Shareholders' equity at January 1, 2004	**(752,5)**	**(752,5)**	**(752,5)**	**(752,5)**	**(752,5)**	**(752,5)**
Restructuring of Bulls' liabilities regarding its subsidiaries in the United States of America	31,5	31,5	31,5	31,5	31,5	31,5
OCEANE public exchange offer	204,6	184,1	163,7	204,6	184,1	163,7
Capital increase	44,2	44,2	44,2	44,2	44,2	44,2
Exercise of warrants				18,4	16,6	14,7
Amendment of OCEANE agreement						
cancellation of the premium		2,4	4,7		2,4	4,7
deferral and rate decrease						
Projected 2004 net income (*) (**)	6,5	6,5	6,5	6,5	6,5	6,5
Restructuring aid (*)	516,6	516,6	516,6	516,6	516,6	516,6
Shareholders' equity under the recapitalization (*)	**50,9**	**32,8**	**14,7**	**69,3**	**49,4**	**29,4**
Capital stock under the recapitalization (*)	**8,4**	**8,2**	**8,0**	**9,8**	**9,4**	**9,1**

(*) At this stage it would be premature to take into account the potential impact of the financial recovery clause that conditions the restructuring aid provided by the French State and which could lead to a partial repayment of this aid, the booking of any deferred tax assets, or any capital gains on disposals of real estate assets.
(**) Excluding impact of recapitalization transactions.

	Primary Offer			Secondary Offer		
Consolidated financial statement	PEO success rate 1 bond = 20 shares			PEO success rate 1 bond = 16 ABSA		
	100%	90%	80%	100%	90%	80%
Shareholders' equity at January 1, 2004	**(725,8)**	**(725,8)**	**(725,8)**	**(725,8)**	**(725,8)**	**(725,8)**
OCEANE public exchange offer	204,6	184,1	163,7	204,6	184,1	163,7
Capital increase	44,2	44,2	44,2	44,2	44,2	44,2
Exercise of warrants				18,4	16,6	14,7
Amendment of OCEANE agreement						
cancellation of the premium		2,4	4,7		2,4	4,7
deferral and rate		14,1	28,2		14,1	28,2
Projected 2004 net income (*) (**)	6,5	6,5	6,5	6,5	6,5	6,5
Restructuring aid (*)	516,6	516,6	516,6	516,6	516,6	516,6
Shareholders' equity under the restructuring (*)	**46,1**	**42,1**	**38,1**	**64,5**	**58,7**	**52,8**
Financial debt under the restructuring (*)	**50,0**	**54,0**	**58,0**	**50,0**	**54,0**	**58,0**
OCEANEs		*4,0*	*8,0*		*4,0*	*8,0*
Other financial debt	*50,0*	*50,0*	*50,0*	*50,0*	*50,0*	*50,0*

The differences between shareholders' equity and financial debt in the consolidated and parent company financial statements arise essentially from the OCEANEs that are not converted after the issuance contract modifications being recorded at their discounted value in the consolidated financial statements.

As mentioned in paragraph 1.6 regarding the accounting treatment of the Offer, the exchange of the OCEANEs under the Offer will generate net income for the Company in 2004 due to the cancellation of the redemption premium in an amount equal to the accumulated depreciation.

For purposes of illustration, in 2004 the Offer will generate a financial gain of €23.5 million with a 100% success rate, a €21.2 million gain with a 90% success rate and an €18.8 million gain with an 80% success rate.

2.3. Impact of the transaction on EPS

The Offer should not be assessed on a standalone basis, given the concurrent €44.25 million capital increase. In all, assuming a 100% success rate on the Secondary Offer and that all of the warrants are exercised, the two transactions will result in a dilution of EPS of around €0.0076 (i.e. a 19% decrease), and this prior to the positive impact of the restructuring aid provided by the French State. On a standalone basis (excluding the capital increase), the Offer will have a positive impact on EPS.

2.4. Impact on market capitalization

Based on the €0.99 closing price on May 25, 2004, Bull's market capitalization amounts to €168 million.

Assuming the present PEO has a 100% success rate under the Primary Offer, and given the market value of the OCEANEs, after the Offer Bull's pro-forma market capitalization will amount to €329 million.

Assuming the present PEO has a 100% success rate under the Secondary Offer, and given the market value of the OCEANEs, after the Offer, Bull's pro-forma market capitalization will amount to €347 million.

3. PRESENTATION OF BULL, THE COMPANY INITIATING THE OFFER

Information pertaining to this chapter may be found in Bull's 2003 *document de référence* as recorded by *the AMF on May 28, 2004 under no.* R-04-100.

Information regarding events subsequent to the registration of the *document de référence* is summarized below.

At its May 24, 2004 meeting, the Board of Directors accepted the resignations of Didier Pineau-Valencienne and Gilles Cosson as directors of the Company, and named Henri Conze and André Felix as directors.

The Board of Directors also extended the term of Gervais Pellissier as Chairman until such time as the recapitalization transactions are accomplished.

The Combined Annual and Extraordinary Shareholders' Meeting of May 24, 2004 also:

- renewed the directorships of Jean-Jacques Damlamian, Michel Davancens, David Jones, Kazahiko Kobayashi, Tadao Kondo, Théodore Shaffner and Gervais Pellissier for a statutory three-year period, to expire at the end of the Annual Shareholders' Meeting held to approve the 2006 financial statements,

- ratified the temporary appointment of Didier Pineau Valencienne as a replacement for Jeanne Seyvet by the Board of Directors on March 31, 2004 and formally accepted his resignation and ,

- ratified the temporary appointment of Gilles Cosson as a replacement for Pierre Bonnelli by the Board of Directors on April 1st, 2004, and formally accepted his resignation.

The Board of Directors consists of:

Gervais Pellissier
Thierry Francq
Henri Conze
André Felix
Antonio de Barrera de Irimo
Jean-Jacques Damlamian
Michel Davancens
David Jones
Kazuhiko Kobayashi
Tadao Kondo
Théodore Shaffner
Catherine Blond, employee representative on the Board of Directors
Gérard Lacoste, employee representative on the Board of Directors

This document in its entirety shall not constitute an offer to sell securities in any jurisdiction where the offer or sale is not permitted or where a registration, qualification or filing is required unless and until such registration, qualification or filing is made

This document only constitutes a translation of the French note d'information which received the approval n° 04-576 dated June 9, 2004 of the AMF. In the event of inconsistency between the French note d'information and this document, the French note d'information shall prevail

4. RECENT RESULTS AND OUTLOOK

Information pertaining to this chapter may be found in Bull's 2003 *document de référence* as recorded by *the AMF on May 28, 2004 under no.* R-04-100.

Excluding the recent significant events described below, no significant event has taken place subsequent to the deposit of the *document de référence.*

1st quarter 2004 sales as published in the *Bulletin des Annonces Légales Obligatoires* on May 7, 2004

Consolidated sales (in € thousands)

	2004	2003	Change vs. 2003
SALES			
1st quarter	64,800	78,700	(17.7%)
Full year		382,300	
SERVICES AND LEASING			
1st quarter	197,300	218,000	(9.5%)
Full year		882,900	
CONSOLIDATED SALES			
1st quarter	262,100	296,700	(11.7%)
Full year		1,265,200	

Bull's 1st quarter 2004 sales came to €262.1 million, and were in line with the Group's 2004 budget.

5. PERSONS RESPONSIBLE FOR THE PRESENT INFORMATION NOTE

For the presentation of the Offer

"Pursuant to *Commission des opérations de bourse* ruling no. 2002-04, Calyon, the Presenting Bank, hereby declares that to the best of its knowledge the presentation of the Offer that it has evaluated on the basis of the information provided by the Company and the elements for evaluating the proposed parity are accurate, and do not include any omissions that would alter their import".

CALYON

For Bull

"To the best of our knowledge, the information contained in the present information note is accurate and does not include any omissions that would alter its import".

Gervais PELLISSIER
Director, acting Chairman of the Board of Directors ("*Administrateur délégué dans les fonctions de Président du Conseil d'Administration*") pursuant to the decision of the April 1, 2004 Board meeting and "delegated" Chief Executive Officer ("*Directeur Général Délégué*").

For Bull's financial and accounting information

"As Bull's Auditors, pursuant to COB ruling no. 2002-04 and in compliance with generally accepted French practices, we have audited the information regarding the Company's financial position and historical data provided in the present information note, prepared in relation to the simplified public exchange offer for 2000/2005 OCEANE bonds convertible and/or exchangeable for new or existing shares of Bull (the "**OCEANEs**").

This information note includes the *document de référence* registered by the *Autorité des Marchés Financiers* on May 28, 2004 under the number R.04-100, for which we issued an opinion on May 28, 2004 in which we concluded that, based on our examinations, we had no remarks concerning the accuracy of the information regarding the financial position and the financial statements presented in the *document de référence*, other than those made in reference to our certification of the annual accounts of the parent company and consolidated financial statements for the years ending December 31, 2001, December 31, 2002 and December 31, 2003.

This information note was prepared under the authority of the Chairman of the Board of Directors. We have been asked to provide an opinion regarding the accuracy of the information contained therein concerning the financial position and the accounts.

In accordance with accepted French practices, our examinations consisted of assessing the accuracy of the information regarding the financial position and the financial statements and verifying their comparability with the audited financial statements. We also scrutinized the other information contained in the information note in order to identify any material inconsistencies regarding the financial position and the

financial statements, so as to be able to highlight any overtly erroneous information that we may have found based on the general knowledge of the Company we have acquired as part of our ongoing assignment. As these concern isolated forecast data arrived at by employing a structured calculation process, this scrutiny included the assumptions used by the Company's senior managers and their quantified results.

The annual accounts of the parent company and consolidated financial statements for the years ending December 31, 2001, December 31, 2002 and December 31, 2003 approved by the Board of Directors were prepared in accordance with generally accepted French accounting principles and were audited by us in accordance with generally accepted French practices. The financial statements for 2001 were certified with one qualification and one remark, while those for 2002 and 2003 were issued with unqualified opinions, albeit with some remarks:

- in our certification report for the 2001 financial statements we signaled:
  - a qualification concerning the presentation on the December 31, 2001 consolidated balance sheet of a €29 million deferred tax asset which, given the Group's historical earnings over the three previous periods, should have been written down entirely and expensed in the Company's 2001 income statement;
  - a remark concerning the relative uncertainty as to the ultimate success of the measures intended to turn the Bull Group around, as described in the notes to the financial statements.

- in our certification report for the 2002 financial statements, our remarks concerned:
  - uncertainty as to the ultimate success of the Bull Group's recapitalization plan, as described in the notes to the financial statements;
  - the expense recognized during the first half of 2002 pertaining to the writing down of the €29 million deferred tax asset, which should have been recorded in the accounts at December 31, 2001.

- in our certification report for the 2003 financial statements, we are highlighting the uncertainty of the Bull Group being able to implement its recapitalization plan, as presented in Note 2 of the notes to the financial statements. The success of this plan, which seeks ultimately to replenish Bull's shareholders' equity and which was approved by the Board of Directors at its November 20, 2003 meeting and formally approved by the Board of Directors at its March 31, 2004 meeting, depends upon the implementation of the following transactions:
  - the successful conclusion of the €44.3 million capital increase, for which certain current shareholders and new partners, investors and clients have committed to participating as part of the "Shareholders and Partners" solution. This capital increase, which requires your approval, will be preceded by a capital decrease by reducing the par value of the shares by a total of €338.7 million;
  - the successful conclusion of the exchange offer on the OCEANEs, conducted concurrently with the capital increase cited above, and the amendment of the OCEANE issuance contract;
  - the granting of a €517 million restructuring aid by the French State that includes a financial recovery clause. The French government informed the European Commission about this aid on February 20, 2004, as it is required to determine whether this aid fulfils the conditions imposed by European guidelines concerning State aid. Prior to actually providing the restructuring aid, the €450 million (excluding capitalized interest) shareholder advance from the French State, which was converted on March 31, 2004 into

a fixed-term subordinated loan, will have to be paid down by means of the Company securing a bridge loan.

The ultimate success of this recapitalization plan, as well as the continued turnaround of Bull Group's operating results in 2004, are essential conditions for ensuring the continuity of the Group's operations: without such continuity, the valuation of certain of the Group's assets and liabilities could prove to be inappropriate.

As concerns information regarding the financial position and the financial statements that have been restated pro-forma, our examinations consisted of assessing whether the conventions used are consistent and represent a reasonable basis for their preparation, verifying the quantified results of these conventions, ensuring the comparability of the accounting principles used to prepare this information with those used to prepare the last audited financial statements and, if required, verifying their comparability with the historical financial data presented in this information note.

On the basis of our examinations, we have no other remarks as to the accuracy of the information regarding the financial position and financial statements presented in this information note."

Paris and Neuilly-sur-Seine, France – June 9, 2004
The Auditors

Amyot Exco Grant Thornton — Deloitte Touche Tohmatsu

Isabelle FAUVEL — Daniel KURKDJIAN — Frédéric MOULIN — Jean-Paul PICARD

Résumé de la note d'information

OFFRE PUBLIQUE D'ÉCHANGE SIMPLIFIÉE VISANT LES OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE EN ACTIONS NOUVELLES OU EXISTANTES BULL 2000/2005

INITIÉE PAR

Bull

PRÉSENTÉE PAR

CALYON
CORPORATE AND INVESTMENT BANK

Durée de l'Offre :
Du 14 juin au 2 juillet 2004

Termes de l'échange :
Pour 1 OCEANE 2000/2005 : 20 actions Bull à émettre ou 16 actions Bull à bon de souscription d'action Bull à émettre

---

Ce résumé est diffusé en application des dispositions du règlement 2002-04 de la Commission des opérations de bourse et de l'instruction prise en application de celui-ci.

En application des articles L. 412-1 et L. 621-8 du Code monétaire et financier, l'Autorité des marchés financiers a apposé le visa n° 04-576 en date du 9 juin 2004 sur la note d'information qui fait l'objet de ce résumé, conformément aux dispositions de son règlement n° 2002-04. Cette note a été établie par Bull et engage la responsabilité de ses signataires. Le visa n'implique ni approbation de la parité ou de l'opportunité de l'opération ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée dans la perspective de l'offre faite aux porteurs d'OCEANEs 2000/2005.

La note d'information qui fait l'objet de ce résumé incorpore par référence le document de référence de Bull relatif à l'exercice 2003, enregistré par l'Autorité des marchés financiers le 28 mai 2004 sous le numéro R-04-100 ainsi que la note d'opération relative à l'augmentation de capital concomitante initiée par Bull et visée par l'Autorité des marchés financiers le 9 juin 2004 sous le numéro 04-577.

La note d'information et le document de référence relatif à l'exercice 2003 sont disponibles sans frais auprès du siège de Bull, 68, route de Versailles – 78430 Louveciennes, auprès du siège de CALYON, 9, quai du Président Paul Doumer – 92920 Paris La Défense Cedex, sur le site Internet de Bull (http://www.bull.fr), ainsi que sur le site Internet de l'Autorité des marchés financiers (http://www.amf-france.org).

Avertissement : l'Autorité des marchés financiers attire l'attention du public sur les éléments suivants :

- L'offre publique d'échange simplifiée visant les OCEANEs Bull, constitue l'une des deux composantes de la restructuration de la dette financière du groupe Bull, l'autre partie concernant le traitement de l'avance de l'État de 450 M€ (hors intérêts) soumis à l'accord de la Commission Européenne (Voir paragraphe sur la restructuration de la dette vis-à-vis de l'État français aux pages 5 et 6). La restructuration de la dette financière s'inscrit dans un plan de recapitalisation comprenant par ailleurs une augmentation de capital avec maintien du droit préférentiel de souscription (paragraphe intitulé "réduction et augmentation de capital" en page 7), objet de la note d'information visée par l'AMF le 9 juin 2004 sous le numéro 04-577.
- Le paragraphe suivant de la page 5 de la note : "*En cas de rejet par la Commission Européenne du projet d'aide à la restructuration notifié par l'État (voir ci-dessous) les modifications votées lors de l'Assemblée générale du 11 décembre 2003 ne prendraient pas effet et les termes du contrat d'émission initial des OCEANEs, qui restent en vigueur dans l'attente de la décision de la Commission Européenne, seraient maintenus jusqu'à l'éventuelle adoption d'un nouveau projet de restructuration. L'ensemble des calculs financiers d'évaluation de la parité ont toutefois retenu comme hypothèse centrale l'entrée en vigueur des modifications votées par l'Assemblée générale susvisée, compte tenu notamment de la confiance affichée par l'État sur l'issue de la procédure d'examen par la Commission européenne.*"
- Les capitaux propres négatifs du groupe et de la société-mère au 31/12/2003 qui s'élèvent respectivement à – 726 MEUR et – 751,6 MEUR.
- L'observation relative au principe de continuité de l'exploitation formulée par les commissaires aux comptes dans leur rapport sur les comptes consolidés (page 29 du document de référence).

1. PRÉSENTATION DE L'OFFRE PUBLIQUE D'ÉCHANGE

En application des dispositions des articles 5-1-4 et 5-3-2 g du Règlement général du Conseil des marchés financiers le « **Règlement Général du CMF** », CALYON, la « **Banque Présentatrice** », agissant pour le compte de Bull, société anonyme de droit français au capital de 1 701 988,99 euros, divisé en 170 198 899 actions, entièrement libérées, inscrites au Premier Marché d'Euronext Paris S.A, et dont le siège social est situé 68, route de Versailles, 78430 Louveciennes (la « **Société** » ou « **Bull** »), s'est engagée irrévocablement auprès de l'Autorité des marchés financiers (l' « **AMF** ») à offrir aux porteurs d'obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes Bull à échéance au 1er janvier 2005 (les « **OCEANEs** ») d'échanger leurs OCEANEs contre des actions ou des actions à bon de souscription d'action (ci-après les « **ABSA** ») à émettre, dans les conditions indiquées ci-après (l' « **Offre** » ou l' « **OPE** »).

1.1. Motifs et contexte de l'opération

L'Offre s'inscrit dans le cadre de la restructuration financière et de la recapitalisation de Bull dont les termes et modalités ont été arrêtés lors de la réunion du Conseil d'administration de Bull du 20 novembre 2003 et initiés par le Conseil d'administration de Bull du 31 mars 2004 (le « **Plan de Recapitalisation** »). Le Plan de Recapitalisation a été approuvé par l'Assemblée générale des actionnaires de la Société du 25 mai 2004.

Il est rappelé que, à la suite des difficultés rencontrées par le groupe Bull en 2000 et 2001, un plan de restructuration important a été mis en œuvre visant dans un premier temps le retour à une rentabilité opérationnelle positive et dans un second temps la reconstitution des fonds propres de Bull. Les fonds propres consolidés de Bull sont en effet négatifs de 726 millions d'euros au 31 décembre 2003, et les fonds propres de la Société Bull sont également négatifs de 753 millions d'euros. La première étape de ce plan ayant été réalisée (retour à la rentabilité opérationnelle en 2003 avec un résultat d'exploitation de 40,7 millions d'euros), l'entreprise doit à présent opérer une profonde restructuration financière afin d'éviter que son bilan ne continue de porter les pertes subies au cours des exercices précédents. La Société se trouve en effet dans l'obligation de reconstituer ses capitaux propres conformément aux dispositions légales en vigueur et de porter ceux-ci à un montant supérieur à la moitié du capital social. En outre la Société ne disposerait pas, en l'absence de mise en œuvre du Plan de Recapitalisation tel que décrit ci-dessous, des moyens lui permettant de faire face à sa dette existante tant vis-à-vis de l'État français que des propriétaires d'OCEANEs.

La dette financière du groupe hors titrisation se décompose en deux éléments :

- Le prêt consenti par l'État français, dans le cadre d'une avance d'actionnaire, autorisée par la Commission Européenne au titre d'une aide au sauvetage, d'un montant (intérêts compris) de 491 millions d'euros au 31 décembre 2003 ;
- Les OCEANEs objet de la présente Offre, dont la valeur dans les comptes au 31 décembre 2003 s'élève à 204,6 millions d'euros, leur échéance étant fixée au 1er janvier 2005.

En conséquence, le schéma retenu comprend une restructuration de la dette existante menée conjointement à une réduction et une augmentation de capital.

Restructuration de la dette vis-à vis des porteurs d'OCEANEs

Dans le cadre de la restructuration de la dette, les porteurs d'OCEANEs, réunis en Assemblée générale le jeudi 11 décembre 2003, ont approuvé à plus de 95 % les résolutions modifiant les caractéristiques suivantes du contrat d'émission des OCEANEs (cf. note d'opération ayant reçu le visa de la Commission des opérations de bourse n° 00-700 en date du 4 mai 2000) :

- Report de l'échéance de remboursement au 1er janvier 2033 ;
- Fixation de l'intérêt annuel à 0,1 % à compter du 1er janvier 2004 ;
- Fixation de la valeur de remboursement à 100 % du nominal (contre une valeur initialement fixée à 116,6 %) soit 15,75 euros ;
- Renonciation à l'ajustement de parité de conversion qui résulterait de la mise en œuvre des opérations d'augmentation de capital aujourd'hui retenues par le Conseil d'administration ;

la mise en œuvre de ces modifications du contrat d'émission des OCEANEs étant subordonnée à l'accord de la Commission Européenne sur la restructuration de la créance de l'État.

Les porteurs d'OCEANEs ont ainsi accepté une forte diminution de la valeur économique de cette dette.

En cas de rejet par la Commission Européenne du projet d'aide à la restructuration notifié par l'État (voir ci-dessous) les modifications votées lors de l'Assemblée générale du 11 décembre 2003 ne prendraient pas effet et les termes du contrat d'émission initial des OCEANEs, qui restent en vigueur dans l'attente de la décision de la Commission Européenne, seraient maintenus jusqu'à l'éventuelle adoption d'un nouveau projet de restructuration. L'ensemble des calculs financiers d'évaluation de la parité ont toutefois retenu comme hypothèse centrale l'entrée en vigueur des modifications votées par l'Assemblée générale susvisée, compte tenu notamment de la confiance affichée par l'État sur l'issue de la procédure d'examen par la Commission européenne.

Aux termes du contrat d'émission des OCEANEs, l'opération d'augmentation de capital de 44 251 712,70 euros décrite ci-dessous est susceptible de donner lieu à un ajustement des droits des porteurs d'OCEANEs. Ainsi que mentionné ci-dessus, l'Assemblée générale des porteurs d'OCEANEs qui s'est tenue le 11 décembre 2003 a cependant décidé de renoncer à l'ajustement lié à cette augmentation de capital. Dans l'attente de l'obtention de l'accord de la Commission Européenne, la parité de conversion des OCEANEs en circulation sera donc ajustée selon les modalités prévues dans le contrat d'émission.

Restructuration de la dette vis-à-vis de l'État français

S'agissant de la dette vis-à-vis de l'État, il a été décidé de restructurer celle-ci de la manière suivante :

- L'État a notifié le 20 février 2004 à la Commission Européenne une nouvelle aide à la restructuration pour un montant nominal de 517 millions d'euros assortie d'une clause de retour à meilleure fortune, le versement de cette aide interviendrait début 2005, une fois le remboursement par Bull de l'aide au sauvetage effectué et sous réserve de l'accord de la Commission Européenne ;
- Dans l'attente de l'accord de la Commission Européenne, et en vue d'écarter tout risque de liquidité à court ou moyen terme sur l'entreprise, l'avance consentie par l'État au titre de l'aide au sauvetage a fait l'objet d'un avenant entré en vigueur le 31 mars 2004 et entraînant la conversion de cette dette en un prêt subordonné à durée déterminée (ci-après le « **PSDD** ») présentant les caractéristiques suivantes :
  - montant nominal de 497 millions d'euros ;
  - échéance fixée au 1er janvier 2033 ; par dérogation, le prêt pourra être remboursé par anticipation à tout moment à l'initiative de Bull ou à une date à convenir entre l'État et Bull, et au plus tard le 31 décembre 2004 dans le cas de l'accord de la Commission Européenne sur la nouvelle aide à la restructuration notifiée ;
  - intérêts annuels payables à terme échus et fixés au taux annuel de 5,23 % pour l'année 2004 et, à compter du 1er janvier 2005 et jusqu'à la date d'échéance, au taux annuel de 0,3 % ;
  - *subordination : par principe, le PSDD constitue une créance d'avant-dernier rang de Bull, néanmoins, dans le cas où l'Offre aboutirait à l'échange de moins de 80 % des OCEANEs en circulation, la dette issue du PSDD constituera une créance chirographaire de Bull, au même titre que les OCEANEs visées par la présente Offre.*
- Après accord de la Commission Européenne sur l'aide à la restructuration notifiée, ce PSDD sera remboursé à sa valeur nominale, éventuellement au moyen d'un financement-relais de courte durée et l'État versera à Bull une aide à la restructuration d'un montant équivalent début 2005. Cette aide à la restructuration permettra à Bull de rembourser le financement relais mentionné précédemment.
  L'aide à la restructuration sera assortie d'une clause de retour à meilleure fortune au profit de l'État. Les principales caractéristiques de cette clause sont les suivantes :
  - prélèvement de 23,5 % sur la fraction du résultat courant annuel consolidé avant impôts au-delà d'une franchise de 10 millions d'euros, à titre indicatif, le résultat courant annuel consolidé avant impôt de l'année 2003 était de – 6 millions d'euros mais incluait la charge d'intérêt liée à la créance de l'État ;
  - durée de 8 ans à compter de l'exercice clos au 31 décembre 2005 ;
  - exemption dans les cas où :
    - i. le paiement de la clause de retour à meilleure fortune aurait pour conséquence une diminution des capitaux propres sociaux de la société Bull à un niveau inférieur à 10 millions d'euros ;
    - ii. les flux de trésorerie générés par l'exploitation de Bull pour l'année considérée sont inférieurs à 10 millions d'euros, à titre indicatif, les flux de trésorerie générés par l'exploitation pour l'année 2003 étaient de – 36 millions d'euros ;
  - clause de rachat à tout moment au bénéfice de Bull, le prix de rachat étant alors déterminé à dires d'expert.

Il est rappelé qu'à l'issue du Conseil d'administration du 31 mars 2004, le représentant de l'État s'est déclaré « *confiant sur la conformité de l'aide notifiée avec les règles du droit communautaire, ainsi que sur l'examen rapide par la Commission de ce projet d'aide pour une décision formelle dans un délai maximum de six mois* ».

Réduction et augmentation de capital

Il est rappelé que les opérations sur le capital dans le cadre du Plan de Recapitalisation comprennent :

- Une réduction de capital motivée par les pertes passées de la Société par diminution du nominal par action de 2 euros à 0,01 euro, approuvée par l'Assemblée générale des actionnaires de la Société du 25 mai 2004 ; cette réduction de capital a eu pour effet de diminuer le capital de 340 397 798 euros à 1 701 988,99 euros ;

- Une augmentation de capital d'un montant de 44 251 712,7 euros, prime d'émission incluse, avec maintien des droits préférentiels de souscription pour les actionnaires actuels à un prix de 0,10 euro par action. Deux actionnaires actuels, ainsi que plusieurs investisseurs non actionnaires (AXA Private Equity, Debeka, Artemis et 347 cadres du groupe Bull), agissant de manière non concertée, se sont engagés à souscrire à cette augmentation de capital pour un montant total de 31,9 millions d'euros.

L'Offre vise l'échange des OCEANEs contre des actions ou des ABSA Bull à émettre. Son succès est indispensable à la diminution de l'endettement financier du groupe et au rétablissement de ses capitaux propres. Cette Offre sera concomitante à l'augmentation de capital mentionnée ci-dessus, ces deux opérations étant indissociables du fait des engagements pris par la société vis-à-vis de ses actionnaires, des investisseurs et de la Commission Européenne. Cette concomitance ne présente aucun risque au regard du déroulement de la présente Offre, puisque les garanties obtenues dans le cadre de l'augmentation de capital (31,9 millions d'euros de la part des investisseurs mentionnés ci-dessus auxquels s'ajoutent 12,2 millions d'euros de la part de porteurs d'OCEANEs) sont suffisantes pour assurer la réalisation effective d'une augmentation de capital d'un montant au moins égal à 44,1 millions d'euros.

La note 3 en annexe aux comptes consolidés figurant dans le document de référence illustre l'importance de l'impact de l'échange des OCEANEs sur les fonds propres de la Société :

- Un échange des OCEANEs dans une proportion de 100 % permettrait à la Société de retrouver un niveau de fonds propres de 51 à 69 millions d'euros, en supposant les autres conditions satisfaites (octroi d'une aide à la restructuration de 517 millions d'euros par l'État français et augmentation de capital de 44 millions d'euros) ;
- Un échange des OCEANEs à hauteur de 80 % des titres en circulation permettrait à la Société, toujours sous les mêmes conditions, de présenter des fonds propres positifs de 15 à 29 millions d'euros.

L'Offre vise également à permettre aux porteurs d'OCEANEs de tirer le meilleur profit de leurs titres par un échange contre des actions ou des ABSA, dans l'hypothèse d'une décision favorable de la Commission Européenne sur le projet d'aide à la restructuration, qui entraînera automatiquement une diminution de la valeur économique de leurs titres, ainsi qu'il est exposé plus haut.

Simultanément à l'Offre, l'augmentation de capital mentionnée ci-dessus est lancée sur le Premier Marché d'Euronext Paris S.A. L'augmentation de capital précédera juridiquement l'Offre. En conséquence, les actions remises aux propriétaires d'OCEANEs en échange dans le cadre de l'OPE n'ouvriront pas droit à l'attribution de droits préférentiels de souscription permettant de souscrire à l'augmentation de capital.

À ce jour la Société n'envisage pas d'initier une nouvelle offre sur les OCEANEs après la réalisation de la présente Offre.

La Société n'envisage pas de mettre en œuvre de procédure de radiation vis-à-vis des OCEANEs qui n'auront pas fait l'objet d'un apport à l'Offre.

1.2. Accords relatifs à l'Offre

À la connaissance de Bull, il n'existe aucun accord relatif à l'Offre.

1.3. Principales caractéristiques de l'Offre

1.3.1. Titres visés par l'Offre

L'Offre porte sur la totalité des 11 495 396 OCEANEs, émises par Bull en mai 2000 et à échéance du 1er janvier 2005, pour un montant brut total de 181 052 487 euros. La Société ne détient aucune OCEANE.

Il est rappelé que ces OCEANEs présentaient lors de leur émission les caractéristiques suivantes : prix d'émission égal à 15,75 euros, prix de remboursement égal à 18,34 euros, coupon de 2,25 %, taux de rendement actuariel de 5,5 % l'an et parité de conversion ou d'échange de une action pour une OCEANE.

Les OCEANEs sont cotées sur le Premier Marché d'Euronext Paris SA sous le code ISIN FR0000181034. En cas de conversion ou d'échange des OCEANEs dans les conditions prévues lors de leur émission, celles-ci donneraient droit chacune à une action Bull de 0,01 euro de nominal.

1.3.2. Termes de l'Offre

Bull offre de manière irrévocable aux porteurs d'OCEANEs de les échanger, pour chacune d'entre elles contre :

- Soit 20 actions Bull de 0,01 euro de valeur nominale, jouissance 1er janvier 2004 à émettre (la « **Première Branche de l'Offre** ») ;
- Soit 16 ABSA Bull de 0,01 euro de valeur nominale, jouissance 1er janvier 2004 à émettre, chaque bon étant détaché dès l'émission des ABSA et donnant le droit, à compter de la date de règlement-livraison des ABSA et jusqu'au 15 décembre 2004 au plus tard, de souscrire une action Bull au prix de souscription de 0,1 euro par action (la « **Seconde Branche de l'Offre** »).

Il est rappelé que la parité initialement prévue dans le cadre de la Seconde Branche de l'Offre lors de la validation du Plan de Recapitalisation par le Conseil d'administration de Bull du 20 novembre 2003 était de 16 actions assorties de 8 BSA, cette parité a été améliorée préalablement à l'Assemblée générale des propriétaires d'OCEANEs du 11 décembre 2003 à la suite des discussions tenues avec leurs représentants.

L'Offre porte sur la totalité des 11 495 396 OCEANEs en circulation. En conséquence, l'Offre pourrait donner lieu à la création :

- Soit de 229 907 920 actions Bull dans le cas où toutes les OCEANEs seraient échangées selon les termes de la Première Branche de l'Offre ;
- Soit de 183 926 336 ABSA Bull dans le cas où toutes les OCEANES seraient échangées selon les termes de la Seconde Branche de l'Offre. Les 183 926 336 ABSA donneraient le droit de souscrire 183 926 336 actions nouvelles. Dans le cas où l'ensemble des BSA seraient exercés, il serait créé 183 926 336 actions Bull supplémentaires, soit au total 367 852 672 actions Bull nouvelles dans le cadre de la Seconde Branche de l'Offre.

1.3.3. Modalités de l'Offre

La présente Offre a fait l'objet d'un avis de dépôt de l'AMF sous le numéro 204C0670 publié le 26 mai 2004. Lors de sa séance du 8 juin 2004, l'AMF a déclaré recevable le projet d'Offre et a publié le 8 juin 2004 un avis de recevabilité sous le numéro 204C0715. L'AMF et Euronext émettront un avis d'ouverture et un avis annonçant les modalités et le calendrier de l'opération, préalablement à l'ouverture de l'Offre.

L'Offre est valable du 14 juin au 2 juillet 2004 inclus, soit pendant une période de 15 jours de bourse.

Les porteurs d'OCEANEs qui souhaiteraient apporter leurs OCEANEs à l'Offre dans les conditions proposées devront remettre à l'intermédiaire financier dépositaire de leurs OCEANEs (banque, entreprise d'investissement, etc.), un ordre d'échange en utilisant le modèle mis à leur disposition par cet intermédiaire, au plus tard à la date de clôture de l'Offre. Chaque intermédiaire aura la possibilité de déposer les OCEANEs auprès d'Euro Emetteurs Finance, soit directement, soit par l'intermédiaire d'un des co-domiciles désignés pour l'Offre (Société Générale, BNP Paribas et Natexis).

Pour répondre à l'Offre, les porteurs d'OCEANEs inscrits en compte nominatif devront préalablement demander la conversion au porteur de leurs titres.

Le règlement-livraison des titres interviendra après réalisation des opérations de centralisation par Euro Emetteurs Finance et l'émission par Bull des actions et des ABSA remises en échange des OCEANEs apportées à l'Offre. Euro Emetteurs Finance assurera les opérations de règlement-livraison pour le compte de Bull. Sur la base du calendrier indicatif présenté ci-dessous, il est envisagé que le règlement-livraison de l'Offre intervienne le 16 juillet 2004.

Les ordres d'échange pourront être révoqués à tout moment jusque et y compris le jour de clôture de l'Offre. Après cette date, ils seront irrévocables.

Il sera donné une suite positive à l'Offre quel que soit le nombre d'OCEANEs présentées.

1.3.4. Calendrier indicatif de l'Offre

25 mai 2004 Assemblée générale mixte des actionnaires

26 mai 2004 Dépôt du projet d'Offre auprès de l'AMF – Communiqué de presse

8 juin 2004 Décision de recevabilité de l'Offre par l'AMF

9 juin 2004 Visa de l'AMF sur la note d'information

11 juin 2004 Diffusion de la note d'information

14 juin 2004 Ouverture de l'Offre (durée : 15 jours de bourse)

2 juillet 2004 Clôture de l'Offre

15 juillet 2004 Cotation des titres émis en réponse à l'Offre

1.3.5. Restrictions concernant l'Offre à l'étranger

La diffusion de note d'information qui fait l'objet de ce résumé et la participation à l'Offre peuvent faire l'objet d'une réglementation spécifique ou de restrictions hors de France. L'Offre ne s'adresse pas aux personnes soumises à de telles restrictions, ni directement, ni indirectement, et n'est pas susceptible de faire l'objet d'une quelconque acceptation depuis un pays où l'Offre fait l'objet de ces restrictions. En conséquence, les personnes disposant de la note d'information sont tenues de se renseigner sur les restrictions qui leur sont applicables et de s'y conformer. Le non-respect de ces restrictions est susceptible de constituer une violation des lois et règlements applicables en matière boursière dans l'une de ces juridictions. Bull décline toute responsabilité en cas de violation par toute personne des restrictions qui lui sont applicables.

États-Unis d'Amérique

Les actions nouvelles qui seront remises lors de l'exercice des BSA n'ont pas été et ne seront pas enregistrées au titre du Securities Act of 1933 des États-Unis tel que modifié (le « **Securities Act** »), et en conséquence ne pourront pas être offertes à la vente, ni vendues aux États-Unis d'Amérique, à moins qu'il ne soit procédé à un enregistrement de ces valeurs mobilières conformément au Securities Act ou qu'il existe une exemption d'enregistrement en vertu du Securities Act.

Pour les besoins du paragraphe qui précède, on entend par États-Unis d'Amérique, les États-Unis d'Amérique, leurs territoires et possessions, ou l'un quelconque des États des États-Unis d'Amérique, et le District de Columbia.

Royaume-Uni

La note d'information qui fait l'objet de ce résumé ne s'adresse qu'aux seules personnes suivantes au Royaume Uni : (i) personnes ayant une expérience professionnelle en matière d'investissement comme prévu à l'Article 19 du Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 tel qu'amendé (le « **FPO** »), (ii) des high net worth entities entrant dans le champ d'application de l'article 49 (2) (a) à (d) du FPO ou (iii) toutes autres personnes auxquelles cette note d'information peut être légalement communiquée (les « **Relevant Persons** »). Toute personne qui n'est pas une Relevant Person ne doit pas agir ou se fonder sur cette note d'information ou son contenu.

La note d'information qui fait l'objet de ce résumé ne sera pas enregistrée au Royaume Uni. Par conséquent l'Offre n'est pas faite et ne peut être faite au Royaume-Uni ou à des personnes se trouvant au Royaume-Uni à l'exception des personnes dont l'activité habituelle consiste à acquérir, détenir, gérer ou vendre des produits financiers (pour leur propre compte ou pour le compte d'autrui) dans le cadre de leur profession, ou encore dans des circonstances qui n'ont pas pour effet et ne pourront avoir pour effet de constituer une offre au public au Royaume-Uni au sens de la réglementation de 1995 sur les offres publiques de valeurs mobilières (Public Offers of Securities Regulations 1995), telle que modifiée.

Japon

Les actions et ABSA devant être remises en échange dans le cadre de l'Offre, n'ont pas fait et ne feront pas l'objet d'un enregistrement conformément à la loi boursière japonaise (« Securities and Exchange Law of Japan »). En conséquence, ni les actions ni les ABSA ne peuvent, directement ou indirectement, être offerts ou vendus au Japon, ou à des personnes, ou pour le bénéfice de personnes, résidant au Japon, sauf (i) en application d'une exemption aux obligations d'enregistrement, ou autrement en conformité avec la loi boursière japonaise, ou (ii) en conformité avec les dispositions applicables d'autres lois du Japon.

Allemagne

La présente Offre n'est pas faite en Allemagne ni destinée à des personnes se trouvant en Allemagne. La note d'information qui fait l'objet de ce résumé n'a pas été déposée ni approuvée par l'Autorité allemande de surveillance financière (Bundesanstalt für Finanzdienstleistungsaufsicht) et ne sera pas diffusée en Allemagne. Les actions et les ABSA devant être remises en échange dans le cadre de la présente Offre, ne pourront pas être offertes à la vente, ni vendues en Allemagne et ne feront pas l'objet d'une publicité ou d'une promotion au public en Allemagne.

2. ÉLÉMENTS D'APPRÉCIATION DE LA PARITÉ D'OFFRE

2.1. Valorisation théorique de l'OCEANE

La valeur théorique de l'OCEANE est calculée en additionnant la valeur obligataire (calculée par actualisation des flux de trésorerie) et la valeur de l'option de conversion associée à l'OCEANE (calculée à partir du modèle Black - Scholes).

Cette valorisation théorique de l'OCEANE a été faite sur la base des nouvelles caractéristiques du titre après modification du contrat d'émission (maturité 2033, coupon réduit à 0,1 % et valeur de remboursement fixée à 15,75 euros) sans tenir compte des caractéristiques avant modification du contrat d'émission.

Les hypothèses suivantes ont été retenues :

- Cours de l'action Bull : 0,77 euro (moyenne des cours de bourse de clôture sur les 10 séances de bourse précédant l'annonce des conditions de l'opération le 20 novembre 2003) ;
- Ratio de conversion de 1 action pour 1 obligation ;
- Volatilité historique de 89 % (moyenne 1 an) ;
- Taux d'actualisation de 9 %, ce taux correspond à l'émission par une société en retournement d'un instrument de dette de très long terme de type high-yield ;
- Échéance de l'obligation : 1er janvier 2033.

Ces hypothèses conduisent à une valeur théorique de l'OCEANE de 2,11 euros se décomposant comme suit :

- Composante obligataire : 1,35 euro soit 64 % de la valeur totale ;
- Composante optionnelle : 0,76 euro soit 36 % de la valeur totale.

A titre indicatif, la valorisation théorique des OCEANEs sur la base des cours actuels (cours de l'action Bull de 0,99 euro au 25 mai 2004 – moyenne des cours de bourse de clôture sur les 10 séances précédant le dépôt de l'Offre) est de 2,33 euros se décomposant comme suit :

- Composante obligataire : 1,35 euro soit 58 % de la valeur totale ;
- Composante optionnelle : 0,98 euro soit 42 % de la valeur totale.

Le tableau suivant présente la sensibilité de la valeur théorique des OCEANEs à la volatilité d'une part, et au taux d'actualisation d'autre part. Ce taux d'actualisation correspond à un taux fixe à échéance 30 ans augmenté d'une marge reflétant les conditions d'endettement de l'entreprise et comprise entre 300 et 500 points de base.

		Taux d'actualisation				
Volatilité	Marge Taux	300 8,1 %	350 8,6 %	400 9,1 %	450 9,6 %	500 10,1 %
10 jours	64 %	2,6	2,4	2,3	2,1	2,0
1 mois	52 %	2,6	2,4	2,2	2,1	1,9
3 mois	58 %	2,6	2,4	2,2	2,1	2,0
6 mois	52 %	2,6	2,4	2,2	2,1	1,9
12 mois	89 %	2,7	2,5	2,3	2,1	2,0

Dans les évaluations de parité d'offre, la valeur retenue correspond à une marge de l'ordre de 400 points de base couplée à une volatilité 12 mois présentant une plus forte pertinence dès lors que la volatilité s'est fortement réduite depuis l'annonce des paramètres du Plan de Recapitalisation.

2.2. Valorisation théorique du BSA

Ajustement du cours de Bull

L'Offre a vocation a être réalisée concomitamment à une augmentation de capital importante de 44 251 712,70 euros visant à créer 442 517 127 actions. Cette augmentation de capital avec maintien du droit préférentiel de souscription se fera à un prix de souscription de 0,10 euro par action. Compte tenu à la fois de l'ampleur de cette augmentation de capital au regard du capital existant (composé de 170 198 899 actions) et de la décote du prix de souscription par rapport au cours de bourse, l'opération aura vraisemblablement un impact important sur le cours de l'action Bull.

En conséquence et pour les calculs qui suivent (valorisation du BSA et appréciation de la contre-valeur proposée pour chaque titre dans la Première Branche et la Seconde Branche de l'Offre), le cours de Bull utilisé est ajusté pour tenir compte de l'impact des opérations sur ce cours.

Compte tenu de la complexité des opérations envisagées, les méthodes traditionnelles d'ajustement de cours ne peuvent être utilisées. Dans le cas présent, le cours après opération est déterminé en supposant la stabilité de la valeur d'entreprise de Bull avant et après opération, soit :

Capitalisation boursière ex-ante + Valeur boursière des OCEANEs + Liquidités injectées dans l'augmentation de capital + Liquidités injectées par l'exercice des BSA = Capitalisation boursière ex-post.

La capitalisation boursière ex-post correspond au cours de bourse ajusté multiplié par le nombre d'actions après opération.

Sur la base des hypothèses suivantes :

- Cours de l'action (moyenne de 10 jours de bourse au 19 novembre 2003) : 0,77 euro ;
- Nombre de titres créés par l'augmentation de capital : 442 517 127 (souscription à 100 %) ;
- Nombre de titres créés par l'OPE : 367 852 672 (apport de 100 % des titres à la Seconde Branche de l'Offre et exercice de l'intégralité des bons de souscription d'action associés) ;
- Cours de l'OCEANE (moyenne 10 jours de bourse au 19 novembre 2003) : 4,45 euros ;

le cours de l'action ajusté serait de 0,25 euro.

A titre indicatif, le cours de l'action ajusté calculé sur la base des valeurs boursières actuelles (cours de l'action Bull de 0,99 euro et cours de l'OCEANE de 9,91 euros au 25 mai 2004 – moyenne des cours de bourse de clôture sur les 10 séances précédant le dépôt de l'Offre) serait de 0,35 euro.

Le tableau suivant présente une étude de sensibilité de la valeur du cours ajusté en fonction d'une part du cours de référence retenu (cours avant annonce de l'opération au 19 novembre 2003 ou cours avant dépôt de l'offre au 25 mai 2004), et d'autre part du taux de succès de la présente Offre variant entre 80 % et 100 % :

	Taux de succès de l'Offre		
	80 %	90 %	100 %
Cours avant annonce (*) : 0,77 euro	0,26	0,26	0,25
Cours avant dépôt du projet d'Offre (**) : 0,99 euro	0,37	0,36	0,35

(*) Moyenne 10 jours au 19 novembre 2003

(**) Moyenne 10 jours au 25 mai 2004

Valorisation théorique du BSA

Le BSA détaché de l'ABSA qui sera remis aux propriétaires d'OCEANEs dans le cas où ceux-ci apportent leurs titres à la Seconde Branche de l'Offre, présente les caractéristiques suivantes :

- Cours de l'action Bull ajusté : 0,25 euro (méthode d'ajustement mentionnée ci-dessus) ;
- Ratio d'exercice d'une action par BSA ;
- Prix d'exercice de 0,10 euro par BSA représentant une décote de 87 % sur le cours de bourse de référence avant opération (moyenne de 10 jours de bourse au 19 novembre 2003) :
- Période de validité jusqu'au 15 décembre 2004 ;
- Volatilité historique de 89 %.

Sur la base de ces hypothèses, la valorisation théorique du BSA est de 0,15 euro par BSA donnant droit à souscrire une action à un prix de 0,10 euro.

Compte tenu de la faible durée d'exercice du BSA (jusqu'au 15 décembre 2004), la valeur du BSA n'est quasiment pas affectée par les hypothèses de volatilité.

A titre indicatif, la valorisation théorique du BSA calculée sur la base des valeurs boursières actuelles (cours de l'action ajusté de 0,35 euro tel que mentionné ci-dessus) serait de 0,25 euro par BSA donnant droit à souscrire une action à un prix de 0,10 euro.

Le tableau suivant présente une étude de sensibilité de la valeur théorique du BSA en fonction d'une part du cours de référence retenu (cours avant annonce de l'opération au 19 novembre 2003 ou cours avant dépôt de l'offre au 25 mai 2004), ce cours ayant un impact direct sur le cours ajusté tel que déterminé ci-dessus, et d'autre part du taux de succès de la présente Offre variant entre 80 % et 100 % :

	Taux de succès de l'Offre		
	80 %	90 %	100 %
Cours avant annonce (*) : 0,77 euro	0,17	0,16	0,15
Cours avant dépôt du projet d'Offre (**) : 0,99 euro	0,28	0,26	0,25

(*) Moyenne 10 jours au 19 novembre 2003

(**) Moyenne 10 jours au 25 mai 2004

2.3. Appréciation de l'Offre sur les OCEANEs

Le critère d'appréciation de l'Offre fondé sur la valeur de remboursement de l'OCEANE avant modification du contrat d'émission n'a pas été considéré comme pertinent dans la mesure où la Société n'a pas la capacité, compte tenu de sa situation financière présente, de procéder à ce remboursement. De la même façon, la valeur théorique de l'OCEANE reposant sur les caractéristiques du titre avant prise en compte des modifications du contrat d'émission n'a pas pu être retenue.

Les tableaux suivants s'appuient pour le calcul du cours de l'action ajusté sur l'hypothèse d'un taux de succès de 100 % pour l'Offre.

Cours de bourse avant annonce de l'opération (valeur et moyennes au 19/11/03)

					Première branche (20 actions)		Seconde branche (16 ABSA)	
	Cours de l'OCEANE	Cours de l'action	Cours de l'action ajusté	Valeur du BSA	Contre-valeur par OCEANE	Prime induite	Contre-valeur par OCEANE	Prime induite
Cours au 19 novembre 2003	4,45	0,72	0,24	0,15	4,82	8 %	6,19	39 %
Moyenne 10 jours	4,45	0,77	0,25	0,15	4,99	12 %	6,47	45 %
Moyenne 20 jours	4,46	0,80	0,26	0,16	5,10	14 %	6,63	49 %
Moyenne 1 mois	4,45	0,79	0,25	0,16	5,06	14 %	6,58	48 %
Moyenne 2 mois	4,24	0,74	0,24	0,15	4,84	14 %	6,23	47 %
Moyenne 3 mois	4,30	0,74	0,24	0,15	4,86	13 %	6,25	45 %
Moyenne 6 mois	4,73	0,80	0,26	0,16	5,16	9 %	6,73	42 %
Moyenne 12 mois	4,32	0,70	0,24	0,14	4,72	9 %	6,04	40 %
Plus-bas 12 mois	2,50	0,46	0,17	0,08	3,46	38 %	4,09	64 %
Plus-haut 12 mois	6,89	1,31	0,37	0,27	7,44	8 %	10,35	50 %

Valeur théorique de l'OCEANE et cours de l'action avant annonce de l'opération (valeur et moyennes au 19/11/03)

					Première branche (20 actions)		Seconde branche (16 ABSA)	
	Valeur théorique de l'OCEANE	Cours de l'action	Cours de l'action ajusté	Valeur du BSA	Contre-valeur par OCEANE	Prime induite	Contre-valeur par OCEANE	Prime induite
Cours au 19 novembre 2003	2,11	0,72	0,24	0,15	4,82	128 %	6,19	194 %
Moyenne 10 jours	2,11	0,77	0,25	0,15	4,99	137 %	6,47	206 %
Moyenne 20 jours	2,11	0,80	0,26	0,16	5,10	142 %	6,63	214 %
Moyenne 1 mois	2,11	0,79	0,25	0,16	5,06	140 %	6,58	212 %
Moyenne 2 mois	2,11	0,74	0,24	0,15	4,84	129 %	6,23	195 %
Moyenne 3 mois	2,11	0,74	0,24	0,15	4,86	130 %	6,25	196 %
Moyenne 6 mois	2,11	0,80	0,26	0,16	5,16	145 %	6,73	219 %
Moyenne 12 mois	2,11	0,70	0,24	0,14	4,72	124 %	6,04	186 %
Plus-bas 12 mois	2,11	0,46	0,17	0,08	3,46	64 %	4,09	94 %
Plus-haut 12 mois	2,11	1,31	0,37	0,27	7,44	253 %	10,35	390 %

Valeur théorique de l'OCEANE et cours actuel de l'action (valeur et moyennes au 25/05/04)

					Première branche (20 actions)		Seconde branche (16 ABSA)	
	Valeur théorique de l'OCEANE	Cours de l'action	Cours de l'action ajusté	Valeur du BSA	Contre-valeur par OCEANE	Prime induite	Contre-valeur par OCEANE	Prime induite
Cours spot	2,33	0,99	0,35	0,26	7,08	204 %	9,78	320 %
Moyenne 10 jours	2,33	0,99	0,35	0,25	7,04	202 %	9,71	317 %
Moyenne 20 jours	2,33	1,06	0,37	0,27	7,40	218 %	10,28	341 %
Moyenne 1 mois	2,33	1,06	0,37	0,27	7,39	217 %	10,27	341 %
Moyenne 2 mois	2,33	1,01	0,36	0,26	7,17	208 %	9,91	326 %
Moyenne 3 mois	2,33	0,95	0,34	0,25	6,88	195 %	9,46	306 %
Moyenne 6 mois	2,33	0,85	0,32	0,22	6,33	172 %	8,57	268 %
Plus-bas 6 mois	2,33	0,64	0,25	0,16	5,02	116 %	6,51	180 %
Plus-haut 6 mois	2,33	1,16	0,40	0,30	8,00	243 %	11,24	383 %

Sur la base du cours de l'OCEANE au 25 mai 2004, égal à 10,1 euros, et du cours de l'action à cette même date, la valeur des titres remis en échange s'établirait respectivement à 7 euros pour la Première Branche de l'Offre (– 31 % par rapport au cours) et 9,8 € pour la Seconde Branche de l'Offre (– 3 % par rapport au cours).

Synthèse sur la prime offerte sur l'OCEANE

Les termes de l'Offre font ressortir une prime sur le cours de bourse de l'OCEANE observé au cours des 12 mois avant annonce de l'opération comprise entre 8 % et 14 % dans le cas de la Première Branche de l'Offre et comprise entre 39 % et 49 % dans le cas de la Seconde Branche de l'Offre.

La prime s'établit entre 124 % et 218 % dans le cas de la Première Branche de l'Offre et entre 186 % et 341 % dans le cas de la Seconde Branche de l'Offre sur la base de la valeur théorique de l'OCEANE.

3. INCIDENCE DE L'OFFRE POUR LES ACTIONNAIRES ACTUELS DE BULL

Le tableau suivant présente l'actionnariat de la Société à l'issue des opérations de restructuration dans quatre hypothèses en fonction du taux de succès de l'OPE (80 % ou 100 %) ainsi que de l'option choisie par les porteurs d'OCEANEs apportant leurs titres à l'offre (Première Branche de l'Offre en actions seulement ou Seconde Branche de l'Offre en ABSA), hors incidence de l'exercice éventuel d'options attribuées au personnel dans le cadre des divers plans d'options.

Taux d'apport à l'OPE	*80 %*		*80 %*		*100 %*		*100 %*	
Branche de l'OPE choisie	*Première Branche*		Seconde Branche		Première Branche		Seconde Branche	
	Cas inférieur 1		Cas inférieur 2		Cas supérieur 1		Cas supérieur 2	
Actionnaire	Nb. de titres	% du capital	Nb. de titres	% du capital	Nb. de titres	% du capital	Nb. de titres	% du capital
France Telecom	103 753 594	13,0 %	103 753 594	11,4 %	103 753 594	12,3 %	103 753 594	10,6 %
Nec	103 753 594	13,0 %	103 753 594	11,4 %	103 753 594	12,3 %	103 753 594	10,6 %
Axa Private Equity	70 000 000	8,8 %	70 000 000	7,7 %	70 000 000	8,3 %	70 000 000	7,1 %
Artemis	20 000 000	2,5 %	20 000 000	2,2 %	20 000 000	2,4 %	20 000 000	2,0 %
Debeka	30 000 000	3,8 %	30 000 000	3,3 %	30 000 000	3,6 %	30 000 000	3,1 %
Management	48 887 750	6,1 %	48 887 750	5,4 %	48 887 750	5,8 %	48 887 750	5,0 %
Anciens porteurs d'océanes	183 926 400	23,1 %	294 280 240	32,4 %	229 908 000	27,3 %	367 852 800	37,5 %
Motorola	28 753 594	3,6 %	28 753 594	3,2 %	28 753 594	3,4 %	28 753 594	2,9 %
État français	27 743 824	3,5 %	27 743 824	3,1 %	27 743 824	3,3 %	27 743 824	2,8 %
Salariés	8 004 980	1,0 %	8 004 980	0,9 %	8 004 980	1,0 %	8 004 980	0,8 %
Public	171 818 690	21,6 %	171 818 690	18,9 %	171 818 690	20,4 %	171 818 690	17,5 %
Total	**796 642 426**	**100,0 %**	**906 998 266**	**100,0 %**	**842 624 026**	**100,0 %**	**980 568 826**	**100,0 %**

Pour un actionnaire détenant 1 % du capital avant opération, la participation après l'ensemble des opérations (OPE, augmentation de capital et exercice des BSA remis dans le cadre de l'OPE) serait, sur la base des 4 cas présentés ci-dessus, comprise entre 0,17 et 0,21 %.

CONTACT INVESTISSEURS

Marie-Claude Bessis
Directeur de la communication
Bull
68, route de Versailles
78430 LOUVECIENNES
Tél. : 33 (1) 39 66 70 55
e-mail : marie-claude.bessis@bull.net

DEPOT D'UN PROJET D'OFFRE PUBLIQUE D'ECHANGE SIMPLIFIEE VISANT LES OBLIGATIONS A OPTION DE CONVERSION ET/OU D'ECHANGE EN ACTIONS NOUVELLES OU EXISTANTES BULL 2000/2005

Initiée par

Bull

Présentée par

CALYON
CORPORATE AND INVESTMENT BANK

TERMES DE L'ECHANGE
Pour 1 OCEANE 2000/2005
→ 20 actions Bull à émettre
ou **→ 16 actions Bull à bons de souscription d'actions Bull** à émettre

Le présent communiqué relatif à la présente offre publique dont le projet a fait l'objet d'un dépôt le 26 mai 2004 auprès de l'Autorité des marchés financiers (l'« AMF ») est établi et diffusé conformément aux dispositions du règlement 2002-04 de la Commission des opérations de bourse et de l'instruction prise en application de celui-ci. Cette offre et la diffusion au public de la note d'information restent soumises à l'approbation de l'AMF. Une fois qu'elle aura été visée par l'AMF, des exemplaires de la note d'information et du rapport annuel sous forme de document de référence relatif à l'exercice 2003 ainsi que de la note d'opération relative à l'augmentation de capital concomitante à la présente offre seront disponibles sans frais auprès du siège de Bull, 68, route de Versailles – 78430 Louveciennes, auprès du siège de CALYON, 9, quai du Président Paul Doumer – 92920 Paris La Défense Cedex, sur le site Internet de Bull (www.bull.fr), ainsi que sur le site Internet de l'Autorité des marchés financiers (www.amf-france.org).

1 • PRESENTATION DE L'OFFRE PUBLIQUE D'ECHANGE

En application des dispositions des articles 5-1-4 et 5-3-2 g) du Règlement général du Conseil des marchés financiers, CALYON, agissant pour le compte de Bull (la « Société » ou « Bull »), a déposé le 26 mai 2004 auprès de l'Autorité des marchés financiers un projet d'offre publique d'échange simplifiée aux termes duquel Bull offre aux porteurs d'obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes Bull à échéance au 1er janvier 2005 (les « OCEANEs ») d'échanger leurs OCEANEs contre des actions ou des actions à bon de souscription d'action (ci-après les « ABSA ») à émettre, dans les conditions indiquées ci-après (l'« Offre » ou l' «OPE»).

1.1. Motifs et contexte de l'opération

L'Offre s'inscrit dans le cadre de la restructuration financière et de la recapitalisation de Bull dont les termes et modalités ont été arrêtés lors de la réunion du Conseil d'administration de Bull du 20 novembre 2003 et initiés par le Conseil d'administration de Bull du 31 mars 2004 (le « Plan de Recapitalisation »).

Il est rappelé que, à la suite des difficultés rencontrées par le groupe Bull en 2000 et 2001, un plan de restructuration important a été mis en œuvre visant dans un premier temps le retour à une rentabilité opérationnelle positive et dans un second temps la reconstitution des fonds propres de Bull. Les fonds propres consolidés de Bull sont en effet négatifs de 726 millions d'euros au 31 décembre 2003, et les fonds propres de la Société Bull sont également négatifs de 753 millions d'euros. La première étape de ce plan ayant été réalisée (retour à la rentabilité opérationnelle en 2003 avec un résultat d'exploitation de 40,7 millions d'euros), l'entreprise doit à présent opérer une profonde restructuration financière afin d'éviter que son bilan ne continue de porter les pertes subies au cours des exercices précédents. La Société se trouve en effet dans l'obligation de reconstituer ses capitaux propres conformément aux dispositions légales en vigueur et de porter ceux-ci à un montant supérieur à la moitié du capital social. En outre la Société ne disposerait pas, en l'absence de mise en œuvre du Plan de Recapitalisation tel que décrit ci-dessous, des moyens lui permettant de faire face à sa dette existante tant vis-à-vis de l'Etat français que des propriétaires d'OCEANEs.

La dette financière du groupe hors titrisation se décompose en deux éléments :

- Le prêt consenti par l'Etat français, dans le cadre d'une avance d'actionnaire, autorisée par la Commission Européenne au titre d'une aide au sauvetage, d'un montant (intérêts compris) de 491 millions d'euros au 31 décembre 2003 ;
- Les OCEANEs – *objet de la présente Offre*, dont la valeur dans les comptes au 31 décembre 2003 s'élève à 204,6 millions d'euros, leur échéance étant fixée au 1er janvier 2005.

En conséquence, le schéma retenu comprend une restructuration de la dette existante menée conjointement à une réduction et une augmentation de capital.

Restructuration de la dette des porteurs d'OCEANEs

Dans le cadre de la restructuration de la dette, les porteurs d'OCEANEs, réunis en Assemblée générale le jeudi 11 décembre 2003, ont approuvé à plus de 95% les résolutions modifiant les caractéristiques suivantes du contrat d'émission des OCEANEs :

- Report de l'échéance de remboursement au 1er janvier 2033 ;
- Fixation de l'intérêt annuel à 0,1% à compter du 1er janvier 2004 ;
- *Fixation de la valeur de remboursement à 100% du nominal (contre une valeur initialement fixée à 116,6%)* soit 15,75 euros ;
- Renonciation à l'ajustement de parité de conversion qui résulterait de la mise en œuvre des opérations d'augmentation de capital aujourd'hui retenues par le Conseil d'administration ;

la mise en œuvre de ces modifications du contrat d'émission des OCEANEs étant subordonnée à l'accord de la Commission Européenne sur la restructuration de la créance de l'Etat.

Les porteurs d'OCEANEs ont ainsi accepté une forte diminution de la valeur économique de cette dette.

Restructuration de la dette vis-à-vis de l'Etat français

S'agissant de la dette vis-à-vis de l'Etat, il a été décidé de restructurer celle-ci de la manière suivante :

- L'Etat a notifié le 20 février 2004 à la Commission Européenne une nouvelle aide à la restructuration pour un montant nominal de 517 millions d'euros assortie d'une clause de retour à meilleure fortune, le versement de cette aide interviendrait début 2005, une fois le remboursement de l'aide au sauvetage par Bull effectué et sous réserve de l'accord de la Commission Européenne ;
- Dans l'attente de l'accord de la Commission Européenne, et en vue d'écarter tout risque de liquidité à court ou moyen terme sur l'entreprise, l'avance consentie par l'Etat au titre de l'aide au sauvetage a fait l'objet d'un avenant entré en vigueur le 31 mars 2004 et entraînant la conversion de cette dette en un prêt subordonné à durée déterminée (ci-après le « PSDD ») présentant les caractéristiques suivantes :
  - montant nominal de 497 millions d'euros ;
  - *échéance fixée au 1er janvier 2033 ; par dérogation, le prêt pourra* être remboursé par anticipation à tout moment à l'initiative de Bull ou à une date à convenir entre l'Etat et Bull, et au plus tard le 31 décembre 2004 après accord de la Commission Européenne sur la nouvelle aide à la restructuration notifiée ;
  - intérêts annuels payables à terme échus et fixés au taux annuel de 5,23% pour l'année 2004 et, à compter du 1er janvier 2005 et jusqu'à la date d'échéance, au taux annuel de 0,3% ;
  - subordination : par principe, le PSDD constitue une créance d'avant-dernier rang de Bull ; néanmoins, dans le cas où l'Offre aboutirait à l'échange de moins de 80% des OCEANEs en circulation, la dette issue du PSDD constituera une créance chirographaire de Bull, au même titre que les OCEANEs visées par la présente Offre.
- Après accord de la Commission Européenne sur l'aide à la restructuration notifiée, ce PSDD sera remboursé à sa valeur nominale, éventuellement au moyen d'un financement-relais de courte durée, et l'Etat versera à Bull une aide à la restructuration d'un montant équivalent début 2005. Cette aide à la restructuration permettra à Bull de rembourser le financement relais mentionné précédemment.

L'aide à la restructuration sera assortie d'une clause de retour à meilleure fortune au profit de l'Etat. Les principales caractéristiques de cette clause sont les suivantes :

- prélèvement de 23,5% sur la fraction du résultat courant annuel consolidé avant impôts au-delà d'une franchise de 10 millions d'euros ;
- durée de 8 ans à compter de l'exercice clos au 31 décembre 2005 ;
- exemption dans les cas où :
  - i. le paiement de la clause de retour à meilleure fortune aurait pour conséquence une diminution des capitaux propres sociaux de la société Bull à un niveau inférieur à 10 millions d'euros ;
  - ii. les flux de trésorerie générés par l'exploitation de Bull pour l'année considérée sont inférieurs à 10 millions d'euros ;
- clause de rachat à tout moment au bénéfice de Bull, le prix de rachat étant alors déterminé à dires d'expert.

Il est rappelé qu'à l'issue du Conseil d'administration du 31 mars 2004, le représentant de l'Etat s'est déclaré *« confiant sur la conformité de l'aide notifiée avec les règles du droit communautaire, ainsi que sur l'examen rapide par la Commission de ce projet d'aide pour une décision formelle dans un délai maximum de six mois ».*

Réduction et augmentation de capital

Il est rappelé que les opérations sur le capital dans le cadre du Plan de Recapitalisation comprennent :

- Une réduction de capital motivée par les pertes passées de la Société par diminution du nominal par action de 2 euros à 0,01 euro, approuvée par l'assemblée générale des actionnaires de la Société du 25 mai 2004 ; cette réduction de capital a eu pour effet de diminuer le capital de 340 397 798 euros à 1 701 988,99 euros ;
- Une augmentation de capital d'un montant de 44 251 712,70 euros, prime d'émission incluse, avec maintien des droits préférentiels de souscription pour les actionnaires actuels à un prix de 0,10 euro par action. Deux actionnaires actuels, ainsi que plusieurs investisseurs non actionnaires (AXA Private Equity, Debeka, Artemis et 347 cadres du groupe Bull, agissant de manière non concertée se sont engagés à souscrire à l'augmentation de capital pour un montant de 31,9 millions d'euros.

L'Offre vise l'échange des OCEANEs contre des actions ou des ABSA émises par Bull. Son succès est indispensable à la diminution de l'endettement financier net du groupe et au rétablissement de ses capitaux propres.

L'Offre vise également à permettre aux porteurs d'OCEANEs de tirer le meilleur profit de leurs titres par un échange contre des actions ou des ABSA, dans l'hypothèse d'une décision favorable de la Commission Européenne sur le projet d'aide à la restructuration, qui entraînera automatiquement une diminution de la valeur économique de leur titre, ainsi qu'il est exposé plus haut.

La Société n'envisage pas à ce stade d'initier une nouvelle offre publique sur les OCEANEs après la réalisation de la présente Offre.

Les actions remises aux propriétaires d'OCEANEs dans le cadre de l'OPE n'ouvriront pas droit à l'attribution de droits préférentiels de souscription permettant de participer à l'augmentation de capital mentionnée plus haut.

1.2. Accords relatifs à l'Offre

A la connaissance de Bull, il n'existe aucun accord relatif à l'Offre.

1.3. Principales caractéristiques de l'Offre

1.3.1. Titres visés par l'Offre

L'Offre porte sur la totalité des 11 495 396 OCEANEs, émises par Bull en mai 2000 pour un montant brut total de 181 052 487 euros. Il est précisé *que Bull ne détient directement ou indirectement aucune OCEANE.*

Il est rappelé que ces OCEANEs présentaient lors de leur émission les caractéristiques suivantes : prix d'émission égal à 15,75 euros, prix de remboursement égal à 18,36 euros, coupon de 2,25%, taux de rendement actuariel de 5,5% l'an, échéance au 1er janvier 2005 et parité de conversion ou d'échange de une action pour une OCEANE.

Les OCEANEs sont cotées sur le Premier Marché d'Euronext Paris SA sous le code ISIN FR0000181034. En cas de conversion ou d'échange des OCEANEs dans les conditions prévues lors de leur émission, celles-ci donneraient droit chacune à une action Bull de 0,01 euro de nominal.

Il est rappelé que lors de l'Assemblée générale du 11 décembre 2003 des porteurs d'OCEANEs, ces derniers ont approuvé, sous conditions suspensives, une série de modifications du contrat d'émission initial.

Ces modifications sont :

- La réduction du taux d'intérêt des OCEANEs à 0,1% l'an prenant effet au 1er janvier 2004 pour les intérêts courus à compter de cette date ;
- La prorogation de la date d'amortissement normale des OCEANEs au 1er janvier 2033 ;
- La suppression de la prime de remboursement des OCEANEs, le prix d'amortissement à l'échéance étant ramené à la valeur nominale, soit 15,75 euros ;

sous condition de l'accord de la Commission Européenne sur les modalités de la restructuration de la créance de l'Etat.

Dès l'obtention de cet accord, les modifications du contrat entreront automatiquement en vigueur pour toutes les OCEANEs n'ayant pas été apportées à la présente Offre.

1.3.2. Bases de l'Offre

Bull offre alternativement aux porteurs d'OCEANEs de les échanger dans les conditions suivantes :

- Remise de 20 actions Bull de 0,01 euro de valeur nominale, jouissance 1er janvier 2004, à émettre pour une OCEANE apportée (la « Première branche de l'Offre »);
- Remise de 16 ABSA Bull de 0,01 euro de valeur nominale, jouissance 1er janvier 2004, à émettre pour une OCEANE apportée (la « Seconde branche de l'Offre »), chaque bon étant détaché dès l'émission des ABSA et donnant le droit, à compter de la date de règlement-livraison des ABSA et jusqu'au 15 décembre 2004 au plus tard, de souscrire une action Bull au prix de souscription de 0,1 euro par action.

Les actions et les bons de souscription à remettre dans le cadre de l'OPE feront l'objet d'une demande d'admission aux négociations sur le Premier Marché d'Euronext Paris SA.

Compte tenu du nombre d'OCEANEs visées, l'Offre pourrait donner lieu à la création :

- Soit de 229 907 920 actions Bull dans le cas où toutes les OCEANEs seraient apportées à la Première branche de l'Offre ;
- Soit de 183 926 336 ABSA Bull dans le cas où toutes les OCEANEs seraient apportées à la Seconde branche de l'Offre. Les 183 926 336 ABSA donneront le droit de souscrire 183 926 336 actions nouvelles. Dans le cas où l'ensemble des BSA seraient exercés, il serait créé 183 926 336 actions Bull supplémentaires, soit au total 367 852 672 actions Bull nouvelles dans le cadre de la Seconde branche de l'Offre.

1.3.3. Calendrier indicatif de l'Offre, sous réserve de l'accord des autorités de marché

25 mai 2004	Assemblée générale mixte des actionnaires
26 mai 2004	Dépôt du projet d'Offre auprès de l'AMF – Communiqué de presse
8 juin 2004	Décision de recevabilité de l'Offre par l'AMF
	Visa de l'AMF sur la note d'information
9 juin 2004	Diffusion de la note d'information
10 juin 2004	Ouverture de l'Offre (durée : 15 jours de bourse)
30 juin 2004	Clôture de l'Offre
23 juillet 2004	Règlement-livraison et première cotation des titres émis en réponse à l'Offre.

2 • APPRÉCIATION DE LA PARITÉ D'OFFRE SUR LES OCEANES

Le critère d'appréciation de l'offre fondé sur la valeur de remboursement de l'OCEANE n'a pas été considéré comme pertinent dans la mesure où la Société n'a pas la capacité, compte tenu de sa situation financière présente, de procéder à ce remboursement. De la même façon, la valeur théorique de l'OCEANE reposant sur les caractéristiques du titre avant prise en compte des modifications du contrat d'émission n'a pas pu être retenue.

■ *Cours de bourse avant annonce de l'opération (20 novembre 2003)*

	Cours de l'OCEANE	Cours de l'action	Cours de l'action ajusté	Valeur du BSA	PREMIERE BRANCHE (20 actions) Contre-valeur par OCEANE	Prime induite	SECONDE BRANCHE (16 ABSA) Contre-valeur par OCEANE	Prime induite
Cours au 19 novembre 2003	4,45	0,72	0,24	0,15	4,82	8,3%	6,19	39,2%
Moyenne 10 jours	4,45	0,77	0,25	0,15	4,99	12,2%	6,47	45,4%
Moyenne 20 jours	4,46	0,80	0,26	0,16	5,10	14,4%	6,63	48,8%
Moyenne 1 mois	4,45	0,79	0,25	0,16	5,06	13,9%	6,58	47,9%
Moyenne 2 mois	4,24	0,74	0,24	0,15	4,84	14,1%	6,23	46,8%
Moyenne 3 mois	4,30	0,74	0,24	0,15	4,86	12,8%	6,25	45,2%
Moyenne 6 mois	4,73	0,80	0,26	0,16	5,16	9,1%	6,73	42,3%
Moyenne 12 mois	4,32	0,70	0,24	0,14	4,72	9,2%	6,04	39,7%
Plus-bas 12 mois	2,50	0,46	0,17	0,08	3,46	38,4%	4,09	63,8%
Plus-haut 12 mois	6,89	1,31	0,37	0,27	7,44	8,0%	10,35	50,2%

■ *Valeur théorique de l'OCEANE et cours de l'action (pré-annonce)*

	Valeur théorique de l'OCEANE	Cours de l'action	Cours de l'action ajusté	Valeur du BSA	PREMIERE BRANCHE (20 actions) Contre-valeur par OCEANE	Prime induite	SECONDE BRANCHE (16 ABSA) Contre-valeur par OCEANE	Prime induite
Cours au 19 novembre 2003	2,11	0,72	0,24	0,15	4,82	128,4%	6,19	193,5%
Moyenne 10 jours	2,11	0,77	0,25	0,15	4,99	136,6%	6,47	206,4%
Moyenne 20 jours	2,11	0,80	0,26	0,16	5,10	141,7%	6,63	214,3%
Moyenne 1 mois	2,11	0,79	0,25	0,16	5,06	139,9%	6,58	211,5%
Moyenne 2 mois	2,11	0,74	0,24	0,15	4,84	129,4%	6,23	195,1%
Moyenne 3 mois	2,11	0,74	0,24	0,15	4,86	130,1%	6,25	196,1%
Moyenne 6 mois	2,11	0,80	0,26	0,16	5,16	144,7%	6,73	219,1%
Moyenne 12 mois	2,11	0,70	0,24	0,14	4,72	123,7%	6,04	186,2%
Plus-bas 12 mois	2,11	0,46	0,17	0,08	3,46	64,0%	4,09	94,0%
Plus-haut 12 mois	2,11	1,31	0,37	0,27	7,44	252,6%	10,35	390,3%

■ *Valeur théorique de l'OCEANE et cours de l'action spot (Cours au 14/5/04)*

	Cours de l'OCEANE	Cours de l'action	Cours de l'action ajusté	Valeur du BSA	PREMIERE BRANCHE (20 actions) Contre-valeur par OCEANE	Prime induite	SECONDE BRANCHE (16 ABSA) Contre-valeur par OCEANE	Prime induite
Cours spot	2,11	0,99	0,35	0,25	6,94	228,9%	9,56	352,6%
Moyenne 10 jours	2,11	1,08	0,37	0,28	7,49	255,0%	10,43	394,2%
Moyenne 20 jours	2,11	1,07	0,37	0,27	7,43	252,2%	10,34	389,8%
Moyenne 1 mois	2,11	1,06	0,37	0,27	7,40	250,6%	10,28	387,2%
Moyenne 2 mois	2,11	0,97	0,35	0,25	6,97	230,1%	9,59	354,5%
Moyenne 3 mois	2,11	0,92	0,34	0,24	6,73	218,8%	9,21	336,5%
Moyenne 6 mois	2,11	0,84	0,31	0,21	6,13	190,2%	8,26	291,1%
Moyenne 12 mois	2,11	0,82	0,28	0,19	5,67	168,8%	7,54	257,2%
Plus-bas 12 mois	2,11	0,59	0,20	0,10	3,98	85,4%	4,78	126,6%
Plus-haut 12 mois	2,11	1,31	0,43	0,33	8,52	303,8%	12,07	472,0%

■ *Synthèse sur la prime offerte sur l'OCEANE*

Les termes de l'Offre font ressortir une prime sur le cours de bourse de l'OCEANE observé au cours des 12 derniers mois comprise entre 8% et 14% dans le cas de la Première Branche de l'Offre et comprise entre 39% et 49% dans le cas de la Seconde branche de l'Offre. La prime s'établit entre 124% et 255% dans le cas de la Première Branche de l'Offre et entre 186% et 394% dans le cas de la Seconde Branche de l'Offre sur la base de la valeur théorique de l'OCEANE.

3• INCIDENCE DE L'OFFRE POUR LES ACTIONNAIRES ACTUELS DE BULL

Le tableau suivant présente l'actionnariat de la Société à l'issue des opérations de restructuration dans quatre hypothèses en fonction du taux de succès de l'Offre ouverte aux porteurs d'OCEANEs (80% ou 100%) ainsi que de l'option choisie par les porteurs d'OCEANEs apportant leurs titres à l'offre, hors incidence de l'exercice éventuel d'options attribuées au personnel dans le cadre des divers plans d'options.

Taux d'apport à l'OPE / *Branche de l'OPE choisie*	*80% Première Branche* Cas inférieur 1		*80% Seconde Branche* Cas inférieur 2		*100% Première Branche* Cas supérieur 1		*100% Seconde Branche* Cas supérieur 2	
Actionnaires	*Nb. de titres*	*% du capital*	*Nb. de titres*	*% du capital*	*Nb. de titres*	*% du capital*	*Nb. de titres*	*% du capital*
France Telecom	103 753 594	13,0%	103 753 594	11,4%	103 753 594	12,3%	103 753 594	10,6%
Nec	103 753 594	13,0%	103 753 594	11,4%	103 753 594	12,3%	103 753 594	10,6%
Axa Private Equity	70 000 000	8,8%	70 000 000	7,7%	70 000 000	8,3%	70 000 000	7,1%
Artemis	20 000 000	2,5%	20 000 000	2,2%	20 000 000	2,4%	20 000 000	2,0%
Debeka	30 000 000	3,8%	30 000 000	3,3%	30 000 000	3,6%	30 000 000	3,1%
Management	48 887 750	7,5%	48 887 750	6,6%	48 887 750	7,1%	48 887 750	6,1%
Anciens porteurs d'océanes	183 926 400	23,1%	294 282 240	32,4%	229 908 000	27,3%	367 852 800	37,5%
Motorola	28 753 594	3,6%	28 753 594	3,2%	28 753 594	3,4%	28 753 594	2,9%
Etat français	27 743 824	3,5%	27 743 824	3,1%	27 743 824	3,3%	27 743 824	2,8%
Salariés	8 004 980	1,3%	8 004 980	1,1%	8 004 980	1,2%	8 004 980	1,0%
Public	171 818 690	18,8%	171 818 690	16,5%	171 818 690	17,8%	171 818 690	15,3%
	796 642 426	100,0%	906 998 266	100,0%	842 624 026	100,0%	980 568 826	100,0%

Pour un actionnaire détenant 1% du capital avant opération, la participation après l'ensemble des opérations (OPE, augmentation de capital et exercice des BSA remis dans l'OPE) serait, sur la base des 4 cas présentés ci-dessus, comprise entre 0,17 et 0,21%.

Contact Investisseurs : Marie-Claude Bessis – Directeur de la communication
Bull – 68, route de Versailles – 78430 LOUVECIENNES – tel 33(1) 39 66 70 55 – e-mail : marie-claude.bessis@bull.net

Bull announces the NGate7 Media Gateway Controller to meet growing demand for the Telco VoIP market

Leveraging standards-based SS7 building blocks from Intel

Intel Developer Forum, Barcelona April 19, 2004 -

Bull announces today the NGate7, a Media Gateway Controller, based on Intel® NetStructure™ SS7 boards and protocols.

Bull is expanding its current relationship with Intel beyond NovaScale® servers to develop solutions for the fast-growing telco VoIP market. NGate7 enables carriers and service providers to efficiently manage their international calls and to develop innovative services for their subscribers. Targeted services in this market segment include 3 stage dial in, PC to phone, find me/follow me, video-telephony, presence management and hosted PBX. These services are part of the growing trend in which carriers offer enhanced services to their subscriber base while leveraging their existing networking infrastructure.

By supporting legacy PSTN signalling, media gateways and SIP application servers, NGate7 provides carriers with a modular approach when building and deploying new revenue-generating services.

As part of their expanded relationship, Bull has joined the Intel® Communications Alliance, a community of communications developers and solutions providers committed to the development of modular, standards-based building blocks, platforms, and solutions based on Intel technologies, processors, products, and services.

"We think that NGate7 will bring a very efficient building block to the fast expanding VoIP market," said André Félix, General Manager, Bull Services. *"In addition, as a member of the Intel® Communications Alliance, we are able to leverage an ecosystem dedicated to providing standards-based components and solutions to the telecom market."*

"The Intel® SS7 product line, including the 64 links supported by the Intel® NetStructureTM SS7HDP board, enabled Bull to create an advanced media gateway controller that fosters VoIP deployments by telecommunications service providers," said Tony Neal-Graves, General Manager of Intel's Network Building Blocks Division.

NGate7 is a vendor independent Media Gateway Controller able to integrate selected solutions from the market place to build offers customized to service provider expectations. It supports media gateways from major vendors such as Cisco, UTStarcom, AudioCodes and Tetco and its open architecture enables a seamless integration with various Application Servers. Its very scalable carrier class architecture breaks new grounds in term of price-performance ratio for small ISPs as well as for large scale carriers.

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See also

- NGate7, Vc services & solutions

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull announces NovaScale® 2040 Blade Server

Designed for server consolidation, the NovaScale® 2040 blade server enables a cost-effective deployment of large-scale IT infrastructures

Intel Developer Forum, Barcelona, April 19, 2004 -

Bull announces today at the Intel Developer Forum in Barcelona the NovaScale® 2040 blade server.

With its advanced technology, high performance and flexibility, the Bull NovaScale® 2040 blade server is a powerful platform which helps enterprises to drastically simplify deployment operations of their large scale IT infrastructures, in particular telco infrastructures.

Equipped with 4-way Intel® Xeon™ MP blades which can be combined with 2-way blades in a single chassis, the Bull NovaScale® 2040 blade server thus provides both high density packaging associated with high levels of modularity and scalability.

Bull NovaScale® 2040 blade server is proposed with NovaScale® Master and SafeKit, which are innovative software products designed and developed by Bull. NovaScale® Master simplifies and accelerates management operations, in particular fast deployment of applications on blades. SafeKit reinforces the availability of applications and brings a high level of performance while ensuring the fail-over of applications as well as the load-balancing between several blades.

Bull NovaScale® 2040 blade servers provides outstanding performance, modularity, scalability and maintenance levels. It has been designed to fulfil customers highest expectations, requiring fast and secure deployments of thousands of replicated network applications, such as those of Internet Service Providers and telecommunications operators. Moreover, the redundancy of its key components and the software offer developed by Bull make the NovaScale 2040 a very robust server that is fully suited to support enterprises' critical applications.

The NovaScale® Blade servers specifics

Bull NovaScale® Blade servers support Intel® Xeon™ MP processors. They are fully modular and based on standard building blocks offering an exceptional price/performance ratio, as all servers of the Bull NovaScale® family.

- **Deployment optimisation**: The NovaScale® Blade servers allow the sharing of resources between multiple blades, thus simplifying deployment operations and optimising costs.

- **Improved serviceability**: All critical components have redundancy options and tool-less hot-plug / hot-swap capability which allows to swap out failed components within a minute by a non-specialist within the Data Centre. As a consequence, repair time is optimised and support simplified.

- **Seamless management**: NovaScale® Master is a powerful and pro-active management platform to monitor and simplify blade deployment. This management platform also provides the server management of the entire NovaScale® family and can be easily integrated within existing enterprise management platforms.

- **Flexibility**: The NovaScale® Blade servers are easily adaptable to a variety of application requirements. The blade server chassis includes several fibre optic channels for storage and communications connections.

- **High availability**: Overall redundancy of all of the critical components ensures no single point of failure.

How to bu

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See also

Bull NovaS series

Bull NovaScale® 2040 Blade Server characteristics

The NovaScale® Blade 2040 Server includes a high density chassis (7U), holding up to 7 x 4-way blades, or 14 x 2-way blades (or a combination of 2- and 4-way blades). It is equipped with Intel® Xeonœ MP processors with a frequency of up to 3 GHZ, 4MB L2 cache running at 400 MHz FSB, and a management module.

The NovaScale® Blade Servers run Microsoft® Windows® Server 2003 and RedHat® Linux®. The NovaScale® Blade Series comes with a centralised management platform to easily deploy very large mid-tier application server configurations, or infrastructure configurations (DNS, DHCP, firewalls, server-based computing, etc.).

The new server is available at the time of this announcement.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net



Bull NovaScale® 5080 server sets new performance levels on Two-tier SAP® Sales and Distribution (SD) Standard Application Benchmark on an 8-processor platform Running Microsoft® Windows®

Louveciennes, April 21, 2004 -

Bull has established a new performance level for the two-tier SAP® Sales and Distribution (SD) Standard Application Benchmark on an 8-processor Intel® Itanium® 2-based platform under the Microsoft® Windows® operating system. Bull's result reached 1,300 simultaneous SAP SD Benchmark users.

As of March 2nd, 2004, when the benchmark was certified, the Bull NovaScale® 5080 server performed significantly better than any other server of 8 processors running on the Microsoft® Windows® operating system.

The two-tier SAP SD Standard Application Benchmark provides basic sizing recommendations to customers and places substantial load upon a system during the testing of new hardware, system software components, and relational database management systems (RDBM).

This new result provides further proof of Bull NovaScale® 5080 performance excellence, as well as that of Microsoft® SQL Server 2000 Database in demonstrating its overall capabilities in supporting large applications such as the SAP R/3® software solution.

Technical Details

The benchmark was performed on a Bull NovaScale® 5080 server, equipped with eight 1.5 GHz Intel® Itanium® 2 processors with 32KB Level one cache, 32 GB of main memory and 576 GB of disk running both Microsoft® Windows® Server 2003 (64-bit) Enterprise Edition and Microsoft® SQL Server 2000 (64-bit) database.

This benchmark result has been certified by SAP AG under certification number 2004014. The benchmark was conducted on SAP R/3 Enterprise Release 4.7.

Running the two-tier SAP SD Standard Application Benchmark, Bull achieved the results of 1,300 concurrent SAP SD Benchmark users, 6,580 SAPS, 395,000 dialog steps per hour, an average dialog response time of 1.84 and 131,670 fully processed order line items per hour. More information on the benchmark is available at http://ww.sap.com/benchmark.

Long-Time Partnership

Bull has been an SAP Global Technology Partner since 1991. Bull operates Competence Centres for SAP in Walldorf, SAP headquarters in Germany; in Echirolles; and in Les Clayes sous Bois, France. These Centres are dedicated to sizing, tuning and also provide advisory services in architecture for customers seeking for peak performance of their SAP solutions.

Further information on this benchmark can be obtained at http://ww.sap.com/benchmark.

- Bull NovaS
- Bull & SAP partnershir
- Bull & Micr partnershir

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull Germany and the National Office for Security partner on IT Safety

Paris, April 26, 2004 -

Bull Germany extends the scope of its ranges of Express5800, NovaScale and Escala open servers with security packages issued by the Bundesamt für Sicherheit in der Informationstechnik (BSI), the German National Office for Information Technology Security.

This package includes a CD-ROM, a booklet on current basic IT protection measures and documentation giving system administrators valuable advice on how to protect their systems, whatever operating systems: Windows, Linux or UNIX.

"*As a software publisher and integrator of open and secure IT infrastructure solutions, security is at the heart of our concerns. Knowing that some of our customers do not always take appropriate measures to protect their information systems, we have edited the IT basic protection manual with BSI to offer our customers the support they need*", said Michael Gerhards, Managing Director of Bull GmbH.

"*Through this cooperation, we want to further increase IT security consciousness within companies*" Stated Dr. Udo Helmbrecht, president of BSI. "*In this respect, we are extremely supportive of Bull's initiative in assisting its customers towards security of their overall IT infrastructures*".

The IT security booklet has become a standard in Germany, whatever business sector, public or private. It guides all companies, from the smallest to the largest, in the design, the implementation, as well as in the evolution of standard security procedures.

The basic IT protection manual gives a detailed description of standard security procedures which have to be taken into account for every single IT system. It contains:

- Standard security procedures for all IT systems needing "normal" protection levels,
- A representation of most common dangers,
- A complete descriptive of implementation assistance,
- A description of the process to reach IT security standards,
- A simple comparative procedure to assess level of security.

About BSI

Bundesamt
für Sicherheit in der
Informationstechnik

BSI was created on January 1st 1991 by the German Ministry of home affairs. BSI is an independent organisation dedicated to IT security. Through its specific status, BSI has a unique position in Europe.
BSI has 380 IT specialists, physicians, and mathematicians. BSI is based in Bonn.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of

NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Banco Sabadell selects Bull to ensure business service continuity

As integrator, Bull is to ensure high availability of open systems based IT infrastructure

Paris, April 28, 2004 -

Bull has been selected by Banco Sabadell as integrator of the BRS Open (Business System Recovery) project which federates the ambitions of the bank in terms of business continuity of the overall IT infrastructure. The objective of the bank is to avoid any risk of breakdown, deterioration or damage of the data-processing centres.

Practically, this project is based on the delocalisation of the services provided by the bank information system as well as the virtualisation of users access, making the overall exploitation independent of the geographical localisation of both systems and users

As the main integrator of BRS project, Bull will work in close co-operation with Cisco, Citrix, EMC, Nortel, Storagetek, Veritas...

The main steps of the project concerned:

· High availability of the departmental and that of the accounting system on the Bull Escala servers(under AIX™) and the duplication of data between these systems

· High availability of the network environment, that of the access control on Bull Express5800 platforms (under Windows) as well as the duplication of data between these systems,

· Data storage system recovery,

· Storage systems consolidation,

· Extension of the SAN storage network to the IP network,

· The virtualization of applications Access thanks to the « thin client » architecture of the Bull Express5800 systems,

· New breakdown of networked data exchange on the three sites of the bank.

Following acquisitions carried out over the last years, Banco Sabadell undertook a vast modernisation of its information system

" *We entrusted Bull with the integration of our great BRS Open Project for their recognized capabilities in the management of complex integration project and in the deployment of infrastructure. The very innovative and competitive methodology around the redistribution of Banco Sabadell IT systems between three operational centers, the overall management of the equipment and the integration expertise were determining factors in the support of our strategy*" said Antoni Padilla, Banco Sabadell Production and systems Director.

The first phase of this project will start in June 2004.

About Banco Sabadell

The financial solutions proposed by Banco Sabadell have classified the bank among the most important financial institutions. Banco Sabadell is the 4th bank of Spain.

Backed-up with the most recent technology and commercial resources, focused on optimal quality and capacity to deliver professional service, it lays out a vast multi-mark and multi-channel offer.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Board meeting

Paris, May 24, 2004 -

Bull's Board of Directors met on 24th May and acknowledged Mr Didier Pineau-Valencienne and Mr Gilles Cosson step down as Directors.

The Board of Directors wishes to thank Didier Pineau-Valencienne and Gilles Cosson for their active contribution to the success of Bull's recapitalisation plan worked out by Pierre Bonelli and Gervais Pellissier.

The Board decided to appoint Mr Henri Conze and Mr André Félix as Directors.

The Board also confirmed Mr Gervais Pellissier in his functions as Acting Chairman of the Board and as Managing Director, with all powers to represent and act in the name of the Company. These measures will allow the Company to finalize the recapitalisation process.

Bull's Board of Directors will meet again after the General Shareholders Meeting of 25th May in order to launch both the implementation of the capital increase and the public exchange offer corresponding to the approval by the Shareholders Meeting of resolutions sixteen to twenty-two.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net



Bull Shareholders Meeting approved the accounts for fiscal year 2003 and the recapitalisation plan

Paris, May 26, 2004 - Bull announces that its Shareholders Meeting, held yesterday, approved the accounts for fiscal year 2003 and the recapitalisation plan as defined at the meeting of Bull's Board of Directors on 20 November 2003 and initiated at the Board meeting of 31 March 2004.

In particular, the Shareholders Meeting:

- Approved the reduction in Bull's share capital from €340,397,798.00 to €1,701,988.99 by reducing the par value of each share from €2.00 to €0.01

- Authorised the Board to increase the share capital for a maximum nominal value of €4,425,171.27 with preferential subscription rights

- Authorised the Board to increase the share capital for a maximum nominal value of €3,678,526.72 in the context of the Public Exchange Offer for OCEANE bondholders.

Following the Shareholders Meeting, Bull's Board met and decided to launch the recapitalisation process, giving Bull's Chairman the authorisation to carry out the necessary procedures related to the capital increase and public exchange offer. Applications for these transactions were filed today with the French stock market authorities (AMF - Autorité des Marchés Financiers).

Subject to the approval from the AMF, the tentative schedule for the operations would be for the Public Exchange Offer and capital increase (and quotation of the Preferential Subscription Rights) to take place during the second half of June, with payment and delivery of shares in mid-July.

Contact:

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Press Release

Paris, 26 May 2004: Bull announces that its Shareholders Meeting, held yesterday, approved the accounts for fiscal year 2003 and the recapitalisation plan as defined at the meeting of Bull's Board of Directors on 20 November 2003 and initiated at the Board meeting of 31 March 2004.

In particular, the Shareholders Meeting:

- Approved the reduction in Bull's share capital from €340,397,798.00 to €1,701,988.99 by reducing the par value of each share from €2.00 to €0.01
- Authorised the Board to increase the share capital for a maximum nominal value of €4,425,171.27 with preferential subscription rights
- Authorised the Board to increase the share capital for a maximum nominal value of €3,678,526.72 in the context of the Public Exchange Offer for OCEANE bondholders.

Following the Shareholders Meeting, Bull's Board met and decided to launch the recapitalisation process, giving Bull's Chairman the authorisation to carry out the necessary procedures related to the capital increase and public exchange offer. Applications for these transactions were filed today with the French stock market authorities (AMF - *Autorité des Marchés Financiers*).

Subject to the approval from the AMF, the tentative schedule for the operations would be for the Public Exchange Offer and capital increase (and quotation of the Preferential Subscription Rights) to take place during the second half of June, with payment and delivery of shares in mid-July.

Press Contacts:

Bull –
Marie-Claude Bessis Tel: +33 1 39 66 70 55 - marie-claude.bessis@bull.net

Financial Dynamics –
Nina Mitz Tel: +33 1 47 03 68 10 – Cell: +33 6 07 05 18 62 - nina.mitz@fd.com
Lorie Lichtlen Tel: +33 1 47 03 68 10 – Cell: +33 6 11 47 43 08 - lorie.lichtlen@fd.com

Press Information

Bull

Bull extends its NovaScale range with the announcement of large NovaScale® 6000 and NovaScale® 9000 servers

Offering advanced partitioning features and supporting simultaneously Windows®, Linux® and GCOS, these new large servers combine the power of standards and the robustness of mainframes

Paris, June 15, 2004 – Bull announced today the NovaScale 6000 and new models in the NovaScale 9000 series.

Launched in March 2003, the NovaScale range is at the heart of Bull's strategy to provide its customers with open and modular mainframe-class servers, supporting Windows®, Linux® and GCOS.

Completing the existing NovaScale 4000 and 5000 ranges, the new NovaScale 6000 64-bit large open servers support up to 32 Intel® Itanium® 2 processors, with advanced physical partitioning features. They run Linux® and Windows®.

The new NovaScale 9000 servers, which join the first NovaScale 9080 models announced in September 2003, offer higher power bandwidth for GCOS 8 users. In addition, their physical partitioning features enable to run Linux® and Windows® in coexistence with GCOS 8, on a single system.

"*These new servers are announced only one year after the launch of the NovaScale range, bearing witness to the vitality and renewal of Bull. They embody Bull's capacity to innovate and meet its strategic commitments*," underlined Gervais Pellissier, Managing Director of Bull.

The NovaScale servers meet the requirements of companies and organisations wishing to take full advantage of open environments, in complete security, by using reliable servers that can sustain growth at the lowest cost.

The features of the new Bull NovaScale® 6000 servers make them particularly appropriate for application consolidation, very large databases, and for demanding security and multimedia applications.
Offering very high bandwidth and computing power, they also meet the needs of scientific and technical applications, which require high-performance nodes within cluster or grid architectures.
Based on Intel® Itanium 2 processors and standard components, they benefit from Bull's expertise in mainframe, open systems and transactional servers.

Since their launch, Bull NovaScale servers have already won numerous successes, both in the commercial application market and that of High-Performance Computing. In Russia, the OEM agreement signed with KraftWay, No.1 local IT maker for Intel-based servers, has contributed to NovaScale's expansion in this country.

Features of the new NovaScale 6000 series and new NovaScale 9000 servers
Both the NovaScale 6000 range running Windows and Linux and the new NovaScale 9000 models running GCOS 8 include partitioning functionalities and support up to 32 Intel® Itanium 2 processors.
The architecture of the NovaScale 6000 and 9000 servers relies on the inter-connection of standard processor-memory blocks operated by the FSS (Fame Scalability Switch) component, designed and developed by Bull for outstanding performance.

- The new NovaScale 6000 range includes 3 models: NovaScale 6080, 6160 and 6320, supporting respectively 8, 16 and 32 Intel® Itanium 2 processors running Windows® and Linux®. The existing NovaScale 5000 range (4, 8 and 16 processor servers) can evolve towards the NovaScale 6000 servers.

- The NovaScale 9000 range is further expanded with two models: the NovaScale 9160 and 9320 servers, respectively supporting 16 and 32 Intel® Itanium 2 processors. These large SMP servers have been designed to support GCOS 8 applications that can be run on either Bull NovaScale® 9000 or on Bull DPS 9000 systems, thus avoiding modifications or recompilation. On demand, they can support either Windows or Linux partitions.

Bull NovaScale servers: a reference platform for Windows® and Linux® application infrastructure

With regards to commercial applications, Bull has developed an ambitious program to qualify and optimise ISV applications on NovaScale servers.
The NovaScale range of servers more specifically targets:
- Database servers for transactional or business intelligence applications,
- ERPs (Enterprise Resource Planning),
- Internet applications servers.

In the scientific and technical area, Bull provides an infrastructure made of compilers, complete scientific libraries, clustering solutions (based on Bull's partner, Quadrics) as well as storage solutions.
This offering primarily addresses large research, education, space and industry scientific computing centres.

To simplify and automate infrastructure management, Bull has developed NovaScale® Master, an integrated administration platform which perfectly fits existing supervision tools. Through its collect and event correlation engine, NovaScale® Master provides systems and associated software management, control and monitoring.

- **"NovaScale Attitude": Partners Program**

Bull launched the "NovaScale Attitude" program to port and optimise ISV infrastructure solutions on NovaScale servers. This program includes consulting, architecture, sizing, optimisation and technical support services, as well as loan systems, access to dedicated knowledge databases aimed at partnering ISVs, and value-added solutions resellers.

Pricing and Availability
The NovaScale 6000 and 9000 servers are available now.
The entry-level price of a NovaScale 6000 4-way configuration, 4 Gb memory and 6x36Gb disks is € 100,000.

The price of an entry-level configuration of a NovaScale 9160, designed for a mono processor GCOS 8 system is € 100,000.

About Bull:

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimise their IT infrastructure and their applications.
Bull's new range of NovaScale servers combines the openness of standards with the robustness of mainframes. Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a through understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Press Contact:

Marie-Claude Bessis - Tel: +33(0)1 39 66 70 55 - E-mail: marie-claude.bessis@bull.net



Public exchange offer and capital increase

NOT TO BE DISTRIBUTED IN THE UNITED STATES, UNITED KINGDOM, JAPAN, GERMANY

Paris, June 17, 2004 - In the framework of its recapitalisation plan, Bull (ISIN code : FR000052607) today announces it has launched its capital increase with preferential subscription rights which takes place from June 17 to 30, 2004.

At the same time, Bull also launches a simplified public exchange offer for its Oceane bonds (ISIN code : FR0000181034). This operation, that opened on June 14, will be closed on July 2, 2004.

This capital increase is being carried out with preferential subscription rights, on the basis of 13 new shares for 5 existing shares, each new share being issued at a price of 0.10 euro.

During the capital increase subscription period, the preferential subscription rights will be separately listed under the ISIN code FR0010093278. At the end of this period, the unexercised preferential subscription rights will lose their value.

The circulars related to these 2 operations are available on the web sites of Bull (www.bull.com) and the French Stock Market Authorities (www.amf-france.org).

As an indication, the transactions calendar is as follows :

- From June 14 to July 2, 2004 : Oceane bonds public exchange offering,
- From June 17 to 30, 2004 : capital increase subscription period,
- On July 15, 2004 : listing of the new shares subscribed through the exercise of preferential subscription rights and shares issued in connection with the Oceane bonds public exchange offering.

Contact:

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull partner of the « Villette Numérique »

Technology supplier and IT system integrator of the Villette Numérique

Paris, June 23, 2004 -

During the "*Villette Numérique*" exhibition, a biennial event dedicated to digital art, to be held from September 21 to October 3, Bull is to bring its savoir-faire as system integrator in the deployment of IT networks to this unique international contemporary creation meeting.

Acting as both a technology provider and a system integrator, Bull will provide:

- Consulting services for the definition of technical resources to be implemented,
- Technical management of the project,
- IT equipment and lay-out on the Villette site of networked materials (Cité des Sciences et de l'Industrie and Grande Halle),
- Infrastructure security.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Send page

See also

- La Villette Numérique

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

T-Com chooses Bull Evidian software to deploy a Single-Sign-On infrastructure for 100,000 users

Paris, June 29, 2004 -

Bull Evidian has been chosen to provide the secure access management and single sign-on (SSO) infrastructure for T-Com. Serving 100,000 users, this infrastructure will be among the world's largest SSO implementations for heterogeneous environments (from legacy to web).

A division of Deutsche Telekom, T-Com is a full-service provider of IT and telecommunications solutions. It manages approximately 56 million connections, for individuals and small- to medium-sized businesses across Central and Eastern Europe.

T-Com's success is based on its high-performance network infrastructure, which includes T-ISDN, broadband T-DSL and WLAN networks, and which paves the way for future online multimedia. T-Com's powerful network and IT infrastructures include more than 300 applications.

To further improve service to its customers, T-Com wanted to increase the secure access management of its own IT applications, while simplifying its employees' daily log-in to their business environment.

To meet this requirement, T-Com chose to deploy AccessMaster NG (New Generation), the comprehensive, integrated and modular Identity and Access Management solution from Bull Evidian.

The AccessMaster software will enable T-Com's 100,000 employees to access their 300 applications through a single encrypted password, increasing security and productivity. The solution will not only enforce the global security level and make it much more difficult for hackers to operate, but also significantly reduce the effort and cost of maintaining multiple passwords. This lessens the work load of help-desk teams in resetting lost passwords, a task which consumed costly resources in the past.

"*Trust and efficiency are key in our activity*," explained Volker Fischer, IT Production Manager at T-Com. "*With AccessMaster NG, we are convinced we will improve both our security and our productivity level in a very short timeframe.*"

AccessMaster NG was named 'Best Buy' SSO solution worldwide and was a finalist for the 'Best new security solution' 2004 award by SC Magazine, the premier international magazine in IT security.

About Bull

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from server design and manufacturing for secure networked infrastructures, to applications design, integration and outsourcing.

Bull Evidian is Bull's secure management software unit. Bull Evidian is a leading international player in security and service management software, in particular with its AccessMaster and OpenMaster software suites.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication

Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull NovaScale® servers set a world record in performance

Bull NovaScale® 5080 is the fastest 8-way server in the world according to TPC-C benchmark

Paris, July 2, 2004 -

Bull has set a world record by achieving the best performance in the 8-way server category, according to the Transaction Processing Council TPC-C benchmark: 175,366 transactions per minute (tpmC).

The record was set with a Bull NovaScale® 5080 server equipped with 8 Intel® Itanium® 2 processors, running Microsoft® SQL Server Database on Microsoft® Windows® Server 2003. It demonstrates the exceptional capabilities of FAME (Flexible Architecture for Multiple Environments), the architecture for Bull's NovaScale®' servers.

Outstanding performance

At 175,366 tpmC, the Bull NovaScale 5080 server's result is 12% higher than the previous record for 8-way servers.

"*Today's result is a milestone in the history of standards-based computing,*" said Bruno Pinna, Director of NovaScale® servers, Bull. "*It confirms the superiority of Bull NovaScale® servers and of the Intel® Itanium® technology.*"

According to IDC, Bull NovaScale was ranked #2 in the 8-way Intel® Itanium® server market, for market share (shipments and value) in Western Europe in 2003.

Bull NovaScale family

The Bull NovaScale® family consists of modular mainframe-class servers built on Intel® Itanium® processors and standard components. Bull NovaScale® servers are designed within the framework of a close co-operation with Intel around server architectures based on Intel® Itanium®. NovaScale servers benefit from the Bull's expertise in mainframes and open systems.

Performance results

Server: Bull NovaScale® 5080 with 8 Intel® Itanium® 2 processors

Performance: 175,366.24 tpmC

Database Software: Microsoft® SQL Server 2000 Enterprise Edition (64-bit)

Operating System: Microsoft® Windows® 2003 Server, Datacenter Edition (64-bit)

More information is available on the Transaction Processing Council site: http://www.tpc.org

For more information about Bull NovaScale, download the "IDC Insight: Bull fills out NovaScale line"

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of

mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Press Release

Bull

Bull and SAS team up in business intelligence

SAS®9 and business intelligence solutions deployed on Bull NovaScale® and NovaScale blade servers

Paris, July 5th, 2004: SAS and Bull announced today a Europe, Middle East and Africa Technology Alliance under the terms of which Bull will deploy SAS®9 and business intelligence solutions on both (64-bit) Bull NovaScale® servers and (32-bit) NovaScale® blade servers.

Alliance of Itanium 2-based servers and SAS analytical capabilities

SAS' analytical capabilities will combine with the performance and availability of the Itanium 2 processor-based Bull NovaScale® servers and NovaScale® blade servers powered by Intel® Xeon® processors, to give managers business insights into the data locked in large corporate databases. As a result, businesses will be able to identify new revenue opportunities and pinpoint global trends to make quicker and more effective business decisions. In addition, SAS and Bull plan to enter into a cooperative agreement to provide complete support for customers in Europe, the Middle East and Africa.

Expertise and competence centres

As a part of the Technology Alliance, Bull will open an SAS/NovaScale Centre of Excellence within the Research and Development Centre of Les Clayes sous Bois, near Paris, France and supported by the SAS European Technology Competence Centre. The Centre of Excellence will be dedicated to optimizing the performance of the SAS®9 architecture on Bull systems. This centre, coupled with the Bull's decisional SAS Consulting and Integration practices, will guarantee tailored and optimised business solutions.

When signing the contract, Danièle Asheuer, Chief Marketing Officer at Bull, stated, "We are extremely pleased to sign with a major player in the BI market. SAS®9 represents great opportunities to gain market share together and guarantee, to our customers, a high level of competitiveness and quality."

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Press contacts:

Bull : Marie-Claude Bessis -

Phone: +33(0)1 39 66 70 55 –

e-mail: marie-claude.bessis@bull.net

PRESS RELEASE

Bull

Dassault Aviation Designs its Falcon 7X business jet on a virtual platform made secure by Bull

Paris, July 6th 2004 - To design its future business jet, the Falcon 7X, Dassault Aviation created a "virtual platform" which constitutes a world first in the industrial development of complex systems.

The virtual platform brings together approximately 20 companies and enables more than 1,000 engineers in six different countries to work together at a distance on the detailed design of the aircraft.
The platform's goal is to give Dassault Aviation total and continuous visibility over the design data, in order to avoid big changes or updates that would delay the jet's development.

"Operational since March 2003, this virtual platform could only exist by being based on a trusted infrastructure," declared Jacques Pellas, Dassault Aviation CIO. "We selected Bull's offering, which proved its efficiency, in particular during intensive intrusion tests."

Bull optimised the security for the virtual platform architecture by providing two levels of security:

- strong authentication based on smart cards for secure access control to strategic applications via a "business line" portal.

  This solution is based on Bull's e-Sentry technology. It consists of a security server together with a public key infrastructure for authentication management. Security of the authority of certification (AC) is obtained through Bull's Trustway CryptoBox, a hardware security module. The X.509 certificates are stored on smart cards.

- security of the Virtual Private Network (VPN) and of the data exchange between all of the partners involved, through Bull's Trustway.

The applications run in both a Web and Citrix environment.

About Dassault aviation
In the past sixty years, Dassault Aviation has delivered more than 7,500 civil and military aircraft to 75 countries, logging some 20 million hours in flight to date. This vast experience has allowed Dassault Aviation to build up considerable expertise in the design, development, production, sales and support military aircraft (for example, Rafale, Mirage, and Atlantic), Falcon Business Jets and Multi-Role Falcon. Dassault Aviation has staked out a solid reputation as industrial architect for complex airborne systems. Several key assets underpin this global success: expertise in emerging and strategic technologies; an in-depth understanding of the customer's technical, operational and financial requirements; and a comprehensive systems approach to meet cost, deadline and performance goals. Dassault Aviation is one of the largest Military Aircraft European Exporters and is the World Leader for Top End Business Jets. Additional information about Dassault Aviation is available at http://www.dassault-aviation.com

About Bull
Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Press contact :
Marie-Claude Bessis – Phone: + 33 (0)1 39 66 70 55 – marie-claude.bessis@bull.net



BANQIT & Bull form a Sales Co-operation agreement whereby Bull will distribute BANQIT self-service product range

Paris, July 8, 2004 -

BANQIT AB and Bull have signed a 5-year sales agreement relative to BANQIT's Self Service product range based on the following terms:

· Bull will promote, sell, maintain and integrate BANQIT Self-Service products,

· Bull will sell and service BANQIT's offering through its local organisations,

· The initial geographical scope of this agreement is Eastern and Central Europe, Africa and other selected countries.

Financial terms and conditions of this partnership are not disclosed.

Bull has a long experience in providing payment systems solutions to some of the world's leading banking institutions. In Asia, Africa and Central/Eastern Europe, Bull has maintained a wide sales network and technical competence leadership.

Through this sales alliance, the objective of BANQIT and Bull is threefold:

Bull increases its presence in the payment systems market by providing a full range of products, including ATMs, Point of Sales Terminals, Smart cards and Monedia Card Transaction processing platform.

BANQIT will benefit from Bull's strong presence in the above-mentioned countries and therefore strengthen the position of BANQIT Self Service products.

About BANQIT

BANQIT

BANQIT is a privately owned IT company focusing on Business Applications, Self Service products and Consulting for the Branch arena, the Self Service arena and for Cash in Circulation. Industries addressed are Banks, Retailers and CIT companies (www.banqit.com).

For more information please contact:

BANQIT AB
Maria Paksi-Jansson
Business Area Manager Payment Systems
Eastern & Central Europe
Mail to: Maria.Paksijansson@banqit.com
Tel: +46 8 759 4730

Gunnar Wikman
Business Area Manager Payment System
CIS
Mail to: Gunnar.Wikman@banqit.com
Tel: +46 8 759 4786

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net



Board of Directors meeting

Paris, July 12, 2004 - Bull's Board of Directors, which met today 12th July 2004, took note of the results of the new share capital increase and public exchange offer for Oceanes bondholders, which respectively closed 30th June and 2nd July 2004.

Capital Increase results

94.4 % of the minority shareholders(1) subscribed to the capital increase by exercising their Preferential Subscription Rights (53 million exercised). This subscription will give rise to the issue of 137,975,084 new shares.

Bull's Board of Directors then decided, in accordance with the plan presented in the offering memorandum, to allocate the shares remaining, i.e. 304,542,043 shares, to be subscribed to investors who had committed themselves guaranteeing the share capital increase in November 2003.

	Number of shares allocated
NEC	68,717,224
France Telecom	68,717,224
Axa Private Equity	64,136,075
Artemis	18,324,593
Debeka	27,486,889
Bull Managers	49,029,968
Bondholders Oceanes (2)	8,130,070
TOTAL	304,542,043

(1) *Excluding strategic shareholders represented at the Board of Directors: NEC, France Telecom, Motorola and the French State.*

(2) *The list of Oceane bondholders guaranteeing the capital increase figures in the Memorandum*

Public Exchange Offer results

On a total of 11,495,396 Oceanes bonds, 10,974,037 (95.46%) were brought to the public exchange offer:

- 201,451 Oceanes bonds were brought to the 1st branch (1 bond in exchange for 20 new shares) and will give rise to the issue of 4,029,020 new shares.
- 10,772,786 Oceanes bonds, i.e. 98% of the exchanged bonds, were brought to the 2nd branch (1 bond in exchange for 16 new shares with warrants attached - ABSA) and will give rise to the issue of 172,361,376 shares with warrants - ABSA. The warrants (BSA) will be detached and quoted, giving rights from 15th July until 15th December 2004 to subscribe to one Bull share at the price of € 0.10 per share.

The Board of Directors decided to carry out the share capital increase of the company in accordance with the resolutions approved by the Shareholders Meeting of 25th May 2004.

The closing of these operations marks an essential step in Bull's recapitalisation process, such as was defined on 20th November 2003 under the chairmanship of Pierre Bonelli and put into operation on 31st March 2004.

Bull's recapitalisation will be definitively completed as soon as the State loan processing, as described in the various memorandums, will be effective, after the approval of the European Commission.

Following the Board meeting, Gervais Pellissier, acting Chairman of the Board and Managing Director, stated: "*Bull's Board of Directors was pleased with the success of the public exchange offer and the share capital increase of the company, the results of which testify to the confidence of its shareholders and Oceanes bondholders in the strategy and future of the company.*"

Contact:

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

PRESS RELEASE

Bull

Bull reinforces its Escala range with four new AIX™ servers based on Power5 technology

A new partitioning dimension for more flexibility of use; Double the performance of the previous range

Paris, July 13th, 2004 – Bull strengthens its presence in the entry- and mid-level server market with the announcement of Escala PL250R/T, PL450R/T, PL850R, PL1650R, four new AIX servers based on Power5 processor technology. Power5 technology features "micro-partitioning", which allows the dynamic creation of up to 10 partitions per physical processor. This fine level of granularity, unique in the UNIX server market, makes optimisation of server resources possible, and facilitates the consolidation of front-end and departmental servers.

At the same time, Bull announces the availability of the new version 5.3 of AIX 5L for the entire Escala range.

The new Escala servers

The 2-way Escala PL250R/T server and the 4-way Escala PL450R/T are available in Rack or Tower format to consolidate a large number of resources, starting with the entry-level servers.

Escala PL850R and Escala PL1650R, 8- and 16-way servers, in Rack format, introduce a brand new modular architecture approach, with the possibility of adding up to 3 additional modules to a base 4-way model.

Each module acts as an independent server, or may be connected to a larger SMP (Symmetric Multi Processing) structure via a new high-speed interconnection technology. An advantage of this modular architecture is the possibility of obtaining an entry-level configuration at a very competitive price.

The flexibility of this solution can be increased using Power on Demand which augments 4, 8 and 16-way servers by the permanent or temporary activation of processors and memory depending on needs.

Implement server and storage infrastructures at reduced cost

Bull has created complete and open storage and high-availability solutions to help the rapid implementation of server and storage infrastructures at reduced purchase and operating costs. The solutions reinforce the competitive lead of the new Power5 range of Escala servers.

Application Roll-over Facility (ARF): a high availability solution

Bull announces version 4 of its *Application Roll-over Facility* (ARF), a solution developed by Bull's High Availability Competence Centre in Echirolles, France. ARF brings optimal availability to applications while remaining competitively priced and providing very easy implementation.

Escala in 5 dimensions: the answer to simplification needs

For those companies requiring simple configurations which are easy to implement and use, Bull has created pre-packaged solutions, tested and validated by its competence centres, and integrated at its Angers site in France. Known as "Escala 5D", these configurations include:

- 2 Escala Servers (2, 4 or 8-way Power5)
- 1 EMC redundant disk sub-system and its management software
- Bull's High Availability Solution (Application Roll Over Facility)
- Support and Maintenance Services

Availability and price

The entry-level configuration prices are:
Escala PL250 2-Way 1.65GHz, 1GB Memory, 36GB disk, AIX: 13,000 Euros
Escala PL450 2-Way 1.65GHz, 4GB Memory, 2 x 36GB disk, AIX: 23,500 Euros
Escala PL850 2-Way 1.5GHz with 4GB Memory, 2 x 36GB disk, AIX: 29,300 Euros
Escala PL1650 2-Way 1.65GHz with 4GB Memory, 2 x 36GB disk, AIX: 38,800 Euros

The entire server range is available as of September 1st, 2004.

About Bull
Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimise their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalising on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries world-wide.

Contact
Marie-Claude Bessis - Phone: + 33 (0)1 39 66 70 55 – e-mail: marie-claude.bessis@bull.net

PRESS RELEASE

Bull

Bull announces the availability of the EMC CLARiiON AX100 on its Escala servers

Bull demonstrates its expertise in storage and the high level of partnership with EMC by qualifying and integrating the EMC CLARiiON AX100 systems on AIX™

Paris, July 13th, 2004 – Bull announces the availability of entry-level storage EMC CLARiiON AX100 systems on its AIX™ servers. Integrated and validated by Bull in SAN environments, EMC CLARiiON AX100 simplifies the administration of the storage infrastructures and lowers storage costs.

Optimising storage & server infrastructure costs

The new EMC CLARiiON AX100 storage systems, based on the S-ATA technology, enable the optimisation of storage infrastructure costs.

The integration of these new storage systems, now available on the entire Escala server range, was completed in co-ordination with EMC's R&D teams. This integration demonstrates Bull's technological competence in the AIX™ server domain, as well as in the storage field.

Simplifying information lifecycle management

Bull's objective is to allow its customers to increase consistency between their storage infrastructures and the lifecycle management of their information, thus reinforcing productivity as well as data security.

With a complete set of tested industrial solutions, Bull allows its customers to optimise their storage infrastructure, depending on the sensitivity level of their data and the service level required.

A natural complement to a global approach of building robust and easy-to-manage networked storage solutions

Bull's services and products are particularly strong in the areas of disaster recovery and high availability solutions.

In the storage infrastructure area, Bull offers the following solutions:

- Real-time solutions for high availability, such as Bull's Application Roll-over Facility (ARF) solution for Bull Escala™ server clusters, making immediate and automatic fault recovery possible without impacting the users
- Multi-platform disaster recovery solutions, including recovery time optimisation – even in the case of major failures
- Replicated solutions for secure backups (Bull OpenSave)
- Solutions for networked storage administration (Bull SAN@IT)

"The EMC CLARiiON AX100 system running on AIX™ makes new levels of productivity, performance and reliability possible for Bull's customers at a particularly competitive price," declared Torsten Svensson, EMC, European, Middle-East and African Sales Director. *"Bull's experience in complex infrastructure environments that integrate storage systems, enterprise servers and mission critical applications is an unmatched asset, especially in the implementation of EMC CLARiiON storage solutions,"* summarized M. Svensson.

"Porting AX100 onto AIX™ demonstrated Bull's expertise in storage, and the strength of the partnership between Bull and EMC. With this solution, Bull's customers have competitive and high-performance storage systems at their disposal. They provide large productivity improvements, thus contributing to rationalisation of customers' storage infrastructures," stated André Hélie-Joly, Escala Business Unit Director.

Bull and EMC: over ten years of partnership

Bull and EMC have been working together for over ten years on the design and supply of storage infrastructure, regularly renewing their offers based on EMC Symmetrix and CLARiiON subsystems.

By making full use of the skills available in its dedicated competence centres, and through its extensive distribution network, Bull has developed a line of high-level services for storage infrastructure, including audits, design, and implementation.

Product availability
AX100 on AIX ™ will be available for Bull Escala™ servers starting from September 2004.
AX100 in mono controller version, with 250 GB S-ATA Disk: 7400 Euros

About Bull
Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimise their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalising on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries world-wide.

About EMC
EMC Corporation (NYSE: EMC) is the world leader in products, services and solutions for storage and data management, helping companies get the maximum value from their information capital, for the lowest expense; all along the entire information life cycle. For more information on EMC products and services, see: www.emc.com or www.emc2.fr

For more information please contact:

EMC
Isabelle Meiss – Phone: +33(0)1 46 95 82 31 – E-mail: meiss_isabelle@emc.com

Bull
Marie-Claude Bessis - Phone: +33(0)1 39 66 70 55 - E-mail: marie-claude.bessis@bull.net

Bull joins Novell Technology Partner Programme in OEM agreement

Agreement Brings Together Novell's Linux Leadership And Bull Leading Server Technologies to deliver Linux based high-end, scalable and reliable servers

Barcelona, Spain (BrainShare® Europe 2004) - September 13, 2004 -

Today Novell Inc., (Nasdaq: NOVL) announced the addition of Bull to its PartnerNet® Technology Partner Programme.

This agreement is a significant milestone for Bull and Novell. It reinforces their position in the new market of high-end Linux based servers with scalable and reliable Linux based high-end solutions in commercial and scientific markets where Bull has gained a strong market recognition in Europe with its NovaScale™ server range.

Under this worldwide agreement, Bull will offer Novell's SUSE Linux Enterprise Server 9 on its whole range of open servers, notably Intel® Itanium® 2 based NovaScale™ servers, NovaScale™ Blade servers and EXPRESS5800 servers. This agreement also includes engineering cooperation and support services. Engineering cooperation between Novell and Bull labs will contribute to enhance mission-critical class features of Novell's SUSE Linux Enterprise Server. Bull will supply level-1 and level-2 customer support through its international support centres and its Linux competence centres. Bull will offer a complete range of services from audit and deployment to maintenance including 24h/24 support and high availability services

"This is a further step towards Novell extending its foothold and leadership position in the Linux operating environment," said Johan Rosius, Vice President, Alliances Novell EMEA. *"Additionally, it marks a significant partnership between two companies committed to Open Source. The addition of Bull to the PartnerNet Programme is a critical move in Novell's strategy of partnering with the world's leading technology providers."*

"Partnering with Novell in this agreement delivers significant enhancements to Bull's customers across the world," said Bruno Pinna, General Manager of the Intel Servers business unit at Bull. *"Novell's vision and commitment to its customers is second to none, and the addition of its SUSE Linux Enterprise Server 9 to our server suite allows our customers to have their new applications and infrastructure rely on flexible and open servers."*

"Partners like Bull are critical to Novell's success in expanding into the Linux market," said Rosius. *"Novell offers a multitude of advantages to partners as their customers are increasingly demanding competitive and reliable Open Source solutions."*

Novell has more than 3,500 active channel partners worldwide in its PartnerNet program - with thousands more who sell Novell technologies - ensuring that customers can get qualified local sales and service support on Novell solutions.

About Novell

Novell.

Novell, Inc. (Nasdaq: NOVL) is a leading provider of information solutions that deliver secure identity management (Novell Nsure™), Web application development

(Novell exteNd^{TM}) and cross-platform networking services (Novell Nterprise^{TM}), all supported by strategic consulting and professional services (Novell NgageSM). Active in the open source community with its Ximian® and SUSE LINUX brands, Novell provides a full range of Linux products and services for the enterprise, from the desktop to the server. Novell's vision of one Net - a world without information boundaries - helps customers realize the value of their information securely and economically. For more information, call Novell's Customer Response Center at (888) 321-4CRC (4272) or visit http://www.novell.com. Press should visit http://www.novell.com/pressroom.

Press Contacts:

Peter Joseph
Novell EMEA
Tel: +44 (0)1344 724 488
Email: pjoseph@novell.com

Clive Savage
Porter Novelli for Novell EMEA
Tel: +44 (0)7793 259 923
Email: Clive.Savage@porternovelli.co.uk

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

PRESS RELEASE

Bull

Bull NovaScale® Servers at the heart of a World First in Cryptography

Paris, September 28th, 2004: A team of French researchers from the Central Office for Information Systems Security (DCSSI) and the University of Versailles-Saint Quentin en Yvelines has computed a collision for "SHA-0" code, a hash algorithm developed in the 1990s by the National Security Agency. The computation was performed on TeraNova, a supercomputer clustering Bull NovaScale® servers. TeraNova demonstrated its power and reliability by breaking SHA-0 in three weeks and 80,000 CPU hours.

"*Since 1998, progress in algorithms has led to a 1,000-factor improvement in the complexity of the SHA-0* attack. *Even so, we could not have created a collision so quickly and easily without the support of a supercomputer as fast and flexible as TeraNova," said Antoine Joux, Scientific Advisor to DGA/SPOTI (Délégation Générale pour l'Armement) and previously DCSSI Chief Scientist delegate.*

"The computing power of TeraNova considerably increased our research capabilities," underlined Professor William Jalby. "For this grand computation challenge, we were also greatly assisted by software solutions from CAPS-Entreprise and Bull."

Delivering 1.3 teraflops, the TeraNova cluster of 16 servers, each equipped with 16 Intel® Itanium® 2 processors, operates within the Ter@tec project at the DAM Ile de France Centre of CEA (Commissariat à l'Energie Atomique - French nuclear power agency). Ter@tec was created to promote the use of digital simulation and high-performance IT through scientific co-operation between partners in research and industry worldwide, among them Bull and the University of Versailles–Saint Quentin en Yvelines.

To address the growing security concerns related to data access and IT exchanges, dedicated solutions are based on increasingly complex coding and hashing algorithms. In this context, one major focus of scientific community research involves the analysis of potential weaknesses in the algorithms currently in use. This major contribution to the improvement of security mechanisms against increasing attacks of all kinds requires massive computing power to be validated.

Resulting from an outstanding co-operation between the French research community and industry, this success recognises the achievements of Antoine Joux in the algorithmic field, as he created the algorithm which led to breaking the code. He found two identical fingerprints from different files in 2^{51} computational steps instead of the 2^{80} attributed in theory to this algorithm. It also is a tribute to the work of Professor William Jalby's team at the University of Versailles-Saint Quentin en Yvelines in the field of optimising codes on high-end processors.

"*Intel Itanium 2®-based servers have enabled a real breakthrough in research by significantly increasing the volume of data that can be processed,"* said *Tom Garrison Enterprise Marketing Director of* Intel.

The results are also a tribute to the quality of French research in cryptography, to the efficiency of the Bull NovaScale® series in both the scientific and industrial fields, as well as to the expertise of the team at the University of Versailles-Saint Quentin en Yvelines in optimising the performance of programs running on Itanium-based systems.

"We are proud to have taken an active part in the success of a key technology challenge, which is at the heart of world-wide concerns in terms of security," said Gérard Roucairol, Chief Scientist of Bull. *"With TeraNova, Bull once again demonstrates its capacity to meet the biggest challenges in research."*

Press contact:

Marie-Claude Bessis - Tel: +33(0)1 39 66 70 55 - e-mail: marie-claude.bessis@bull.net

To learn more :
http://www.nsrl.nist.gov/collision.html
http://en.wikipedia.org/wiki/SHA-1
http://www.financialcryptography.com/mt/archives/000199.html
http://www.mail-archive.com/cryptography@metzdowd.com/msg02554.html
http://news.zdnet.co.uk/internet/security/0,39020375,39163876,00.htm

Press information

Bull

E-government : The citizen is to be at the heart of the future administration information systems

A white paper published by Bull shows e-government deployment should lead to a revolution of the administration information systems, while promoting the development of new Service Oriented Architectures centred on the citizen.
The key factor success is finding the right balance between security and personal freedom.

Paris, September 29th, 2004. Bull has published a white paper on the development of e-government and the evolution of the information systems of administrations, resulting from both its experience in the deployment of projects in Europe, the USA, the Middle-East and Africa, and interviews with government members.

As a first result, the white paper highlights this development should lead to a complete revolution in the administration information systems. If it is currently estimated that by 2005 more than 70% of developed countries administration will provide on line access, the deployment of e-government is just starting. The true challenge being to really place the citizen at the heart of the administration process thus implying a progressive reconstruction of the information systems with – as the final goal – the development of e-democracy.

The white paper also shows that the success of this evolution **relies on 3 key factors** that can strongly impact the information systems of the administration in terms of organisation and operation:

- **Decompartmentalising the information systems** through the new Internet technologies based "service-oriented architectures" (SOA),
- **Creating a climate of confidence** with the harmonisation of security, confidentiality and finally respect of individual rights,
- **Managing change** to progressively align the process and the organisations on the reform stakes by linking them to the public service agents. .

The results including the interviews and testimonials of international opinion makers are summarised in a white paper *«e-government, driving the modernisation of public services ». It can be downloaded from* www.bull.com/e-gouvernment.

Press contact :

Marie-Claude Bessis – Tel: +33(0)1 39 66 70 55 – e-mail: marie-Claude.bessis@bull.net

lenovo联想 Bull

Press information

Lenovo, the 1st Chinese IT player, will market Bull NovaScale servers

Lenovo, the 1st Chinese IT player, and Bull announce a strategic Alliance on NovaScale® servers to target fast-developing server market opportunities in China.
The Lenovo-Bull Alliance will address key application segments such as Business Intelligence, Enterprise Resource Planning and secure Internet-based application servers, as well as High-Performance Computing (HPC).

Beijing – Paris, October 9th 2004: Bull and Lenovo are launching today a five-year cooperation based on the following terms:

- Bull will provide Lenovo with NovaScale® 5000 and 6000 server series based on Intel® Itanium® 2 processors and its FAME (Flexible Architecture for Multiple Environments) technology,
- Lenovo will actively market these servers throughout China, for Enterprise Database and Business Intelligence applications, Enterprise Resource Planning (ERP), Internet-based application servers and HPC.
- Lenovo will provide professional services and support services to its customers.
- Lenovo will also tailor these servers to specific local requirements, so as to fit the needs of Chinese customers and Independent Software Vendors (ISVs).

The partnership covers Bull NovaScale 5000 and 6000 series and may expand in the future to other Bull NovaScale series.

According to Gervais Pellissier, Managing Director of Bull: "Lenovo is one of the most respected high-technology companies which benefits from a worldwide recognition. We are delighted that Lenovo has become one of our first-tier technology partners and rely on its impressive market penetration to drive our performance in the booming Chinese market". "

"With Bull NovaScale® servers, Lenovo has all key assets in hand to transform this business Alliance into a great success story. These servers offer what the Chinese market demands in the first place: performance, manageability, robustness and cost-efficiency" said Mr Yang YuanQing, Lenovo President. He also added "Lenovo is now to provide a unique standard-based open solution to process the huge data amounts of the Chinese market".

General Information

Bull is at the leading edge of computer makers investing in the Intel® Itanium® Processor Family (IPF). Using market-standard building blocks, the NovaScale® servers represent a technological breakthrough for high-end, mission-critical servers, delivering significant improvement in the price/performance ratio while delivering mainframe-class manageability, reliability and scalability using market-standard Operating Systems such as Microsoft ® Windows® Server 2003 and Linux®.

Slightly more than a year after their launch, Bull NovaScale servers have gained wide IT market recognition and won large customers.

Bull NovaScale servers have been certified for all major Operating Systems, such as Microsoft Windows Server 2003 (Enterprise Edition and Datacenter Edition) and Linux Red Hat Advanced Server 2.1 and 3.0, as well as for major business applications such as Microsoft SQL Server 2000 64-bit, Oracle 9i, 9iRAC and 10g, SAP, BEA WebLogic, and many others.

Lenovo is Number 1 IT player on the Chinese market

Lenovo has become in a few years a technology leader and a major local IT-manufacturer in China.

Lenovo now sets a focus on enterprise business computing with a particular focus on high-end server solutions.
Among Lenovo's customers are the main Chinese telco operators and banks.
With the adoption of the NovaScale servers, Lenovo is targeting an extension of its market shares in these sectors, being now able to provide complete, global solutions to its customers, expanding its reach into the data center.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.
Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries world-wide.
For more information: http://www.bull.com

Press contacts
Marie-Claude Bessis - : 33 1 39 66 70 55 - 33 6 80 64 18 81 - marie-claude.bessis@bull.net

Bull to train Chinese engineers in the framework of the ParisTech Program

Shanghai - Paris, October 11, 2004 -

Bull announces the creation of a program within the master in "New Information Technologies" of the ENST (Higher National School of Telecommunications) and the University of Tongji within the framework of its partnership with ParisTech.

For 5 years, ParisTech, which groups together 11 large engineering schools* in Paris, has been developing in China an important engineer training program in partnership with nine of the main Chinese universities.

In joining ParisTech, Bull demonstrates its will to contribute to the Chinese higher-level training and the dissemination of French scientific and technical culture to Chinese universities.

Within this framework, Bull aims at the promotion between the French and Chinese scientific and manufacturing communities.

Gérard Roucairol, Bull's Chief Scientist, will take part in the scientific and manufacturing organization of the master new information technologies of the University of Tongji. He will ensure:

- the promotion of the master to industrialists;

- the organisation of high-level scientific conferences emphasizing the Franco-Chinese partnerships;

- development of a research program in the competence domain of the University of Tongji, in relation to the ENST laboratories.

**Participating members: Ecole Nationale des Ponts et Chaussées, Ecole Nationale Supérieure des Arts et Métiers, Ecole Nationale Supérieure de Chimie de Paris, Ecole Nationale Supérieure des Mines de Paris, Ecole Nationale Supérieure des Télécommunications, Ecole Nationale du Génie Rural, Ecole Nationale Supérieure de Techniques Avancées, Ecole Supérieure de Physique et de Chimie industrielles de la Ville de Paris, Ecole Polytechnique, Institut National Agronomique Paris-Grignon, Ecole Nationale de la Statistique et de l'Administration Economique.*

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Co-operation Agreement in China in Information Technologies between CEA, STMicroelectronics, Bull and the Chinese Ministry of Science and Technology (MOST)

Beijing - Paris, October 11, 2004 -

In an extension of the co-operation agreement signed in Paris on January 28th, 2004 during the State visit of Chinese President HU JINTAO, the French CEA and the Chinese Ministry of Science and Technology (MOST) announce in association with Bull and STMicroelectonics a co-operation agreement around the development of an open computing platform.

Taking into account the importance of information technologies in the social and economic development of China, the MOST has chosen to develop an open IT platform with 3 major European players.

Based on Linux and an open distributed system, the platform is planned to run in multiple environments, including PCs, servers and mobile devices such as PDAs (personal digital assistants), in order to promote interoperability and the deployment of new on-line services and communications applications.

For Deputy Director General of MOST High and New technology Development & Industrialization Department, Li Wuqiang, "*The alliance of expertise from China and Europe, and particularly from France, is expected to play a fundamental role in the future strategic directions, as well as in the rise, of information technologies. This step forward will help reduce the Digital Divide between emerging and developed countries.*"

"*We are proud of this agreement, which illustrates our will to be closer to China to boost innovation in the field of Information technologies,*" said Gervais Pellissier, Managing Director of Bull.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull enhances its Escala range with two high-end AIX servers based on Power5 technology

Paris, October 15, 2004 -

Bull boosts its Escala AIX™ Power5-based server offer with the announcement of Escala PL3250R and PL6450R, two high-end AIX servers which include advanced resource virtualisation functions such as micro partitioning.

Bull offers specific services to complement the expansion of this new generation of servers.

With the Escala PL3250R (32-way) and Escala PL6450R (64-way) servers, running AIX5.2 and AIX5.3, Bull presents a new generation of high-end RISC 64-bit servers unequalled in terms of performance and flexibility of use. These new Escala servers double the performance of the preceding generations of Escala servers. These levels of performance are a result of the new multiprocessor architecture (MultiChip Module, or MCM) which allows the embedding of up to 16 Power5 processors on one miniaturized component.

Resource virtualisation, a new added-value of the high-end RISC servers

The Escala PL3250R and Escala PL6450R servers draw on the new generation of Power5 processors and the latest version of AIX, 5.3, to provide different levels of virtualisation. Resource virtualisation makes it possible for Bull's customers to reduce their costs by:

- Reallocating their system resources according to their needs thanks to **dynamic partitioning**,

- Making use of the **Advanced Power Virtualization (APV)** to dynamically distribute the power of each processor,

- Using **micro-partitioning** to manage up to 10 partitions per physical processor.

It also facilitates flexibility of use through:

- Sharing internal connections resulting in **virtual I/O and LANs**,

- Temporary or permanent activation of processor and memory resources.

Complete set of accompanying services

Based on their 15 years of experience in mainframe systems and clusters, Bull's Competence Center experts have developed a detailed and complete range of consulting, training, installation, integration and support services.

In this regard, Bull offers:

- HA999, a high availability maintenance service. This offer has been adapted to take into account the characteristics of these new Escala servers.

Bull's High Availability Center commits to its customers an annual 99,9% availability of their customers' infrastructures, 365 days per year, 24h/24.

- Installation of partitions and micro-partitions, after a formalized study of system resource use.

Prices and Availability

Basic configurations prices:

Escala PL3250 with 8 processors at 1,65GHz, 2 x 73 GB disks, AIX: 450000 euros

Escala PL6450 with 16 processors at 1,65GHz, 2 x 73 GB disks, AIX: 900000 euros

These servers are available as from December 1st, 2004.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

PRESS RELEASE

Bull

Bull enhances its Escala range with two high-end AIX servers based on Power5™ technology

Paris, October 18th, 2004: Bull boosts its Escala AIX Power5™-based server offer with the announcement of Escala PL3250R and PL6450R, two high-end AIX servers which include advanced resource virtualisation functions such as micro partitioning.
Bull offers specific services to complement the expansion of this new generation of servers.

With the Escala PL3250R (32-way) and Escala PL6450R (64-way) servers, running AIX5.2 and AIX5.3, Bull presents a new generation of high-end RISC 64-bit servers unequalled in terms of performance and flexibility of use. These new Escala servers double the performance of the preceding generations of Escala servers. These levels of performance are a result of the new multiprocessor architecture (MultiChip Module, or MCM) which allows the embedding of up to 16 Power5 processors on one miniaturized component.

Resource virtualisation; a new added-value of the high-end RISC servers
The Escala PL3250R and Escala PL6450R servers draw on the new generation of Power5 processors and the latest version of AIX, 5.3, to provide different levels of virtualisation. Resource virtualisation makes it possible for Bull's customers to reduce their costs by:
- Reallocating their system resources according to their needs thanks to **dynamic partitioning,**
- Making use of the **Advanced Power Virtualization (APV)** to dynamically distribute the power of each processor,
- Using **micro-partitioning** to manage up to 10 partitions per physical processor.

It also facilitates flexibility of use through:
- Sharing internal connections resulting in **virtual I/O and LANs,**
- Temporary or permanent activation of processor and memory resources.

Complete set of accompanying services
Based on their 15 years of experience in mainframe systems and clusters, Bull's Competence Center experts have developed a detailed and complete range of consulting, training, installation, integration and support services.

In this regard, Bull offers:
- HA999, a high availability maintenance service. This offer has been adapted to take into account the characteristics of these new Escala servers.
Bull's High Availability Center commits to its customers an annual 99,9% availability of their customers' infrastructures, 365 days per year, 24h/24.
- Installation of partitions and micro-partitions, after a formalized study of system resource use.

Prices and Availability
Basic configurations prices:
Escala PL3250 with 8 processors at 1,65GHz, 2 x 73 GB disks, AIX: 450000 €
Escala PL6450 with 16 processors at 1,65GHz, 2 x 73 GB disks, AIX: 900000 €
These servers are available as from December 1st, 2004.

About Bull:

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimise their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalising on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries world-wide.

Press contact :

Marie-Claude Bessis – Tel: 33 (0)1 39 66 70 55 – Email: marie-claude.bessis@bull.net

Press Information

Bull

Bull enhances its Express5800 range of servers with four mid-range servers

These EXPRESS5800 servers include from 1 to 2 Intel® Xeon™ EM64T processors as well as the new PCI Express *technologies*

Paris, October 22nd 2004 – Bull announces four new mid-range systems within its family of Express5800 servers. These servers are equipped with the latest technologies – in particular Intel® Xeon™ EM64T, the new extend memory processors, the ultra-fast PCI Express input/output equipment and Demand Based Switching for power optimisation. For these reasons, they bring increased performance, faster memory access and higher input/output bandwidth.
Through their particularly low electricity consumption, their ease of administration, these new servers make it possible to reduce overall IT infrastructure costs.

The new Express 5800 servers

These new servers are available both in Tower and Rack formats.
They are meant to support replicated front-office applications, infrastructure applications and mid-office databases.

Bull provides an integrated administration backed-up by new hardware cards. It notably includes a web interface allowing remote management of a group of Express5800 servers.

For their implementation is quick and simple, these servers perfectly meet the needs of small and medium companies that want to draw on the latest technology innovations.

The "R@ck'n Roll™ configuration for an easy deployment.

The optimised "rack" format servers are available in R@ck'n Roll cabinet that encompasses in servers, storage units and a SAN network. All these components are cabled and tested for a reliable and fast deployment.

« These new EXPRESS5800 servers complete our NovaScale range of servers. They reflect our ambition to take a leading position on the Intel based server market.
Bull is clearly positioned on the overall infrastructure and business process of our customers and brings performance, reliability and optimised deployment costs" said Bruno Pinna, Director of Bull's Intel business unit.

Solutions centres and accompanying services

Bull customers can rely on accompanying services and solutions centres advising on the deployment of Express5800 servers, in particular through porting expertise, performance sizing under Linux® and Windows®.

Main characteristics:

- Dual Intel® Xeon™ processor including EM64T, the memory extension technology;
- PCI Express I/O bus technology with tripled bandthwith compared to PCI-X technology,
- Intel® 7320 or Intel® 7520 Chipset,
- Memory parity and Advanced control Technologies, automated correction ;
- Mirroring functions and on-line memory replacement (spare memory)
- Integrated administration,
- Support of Windows® Server 2003, Linux® by RED HAT Advanced Server 3, Novell® SUSE® SLES9 operating systems.

Pricing and configurations:

1. EXPRESS5800 120Eg server:

This tower model can be equipped with either 1 or 2 Intel® Xeon™ processors with a frequency up to 3.6GHz, with SATA or SCSI disks, and a main memory up to 16 Gb.
The EXPRESS5800 120Eg server is designed to be used in workgroups, as a file, printing, messaging or Web server.
An entry level configuration priced at € 1617 includes a 2.8 GHZ processor, a memory of 512 Gb and 80 Gb SATA disk.

2. EXPRESS5800 120Lh server:

This tower model can be equipped with either 1 or 2 Intel® Xeon™ EM64T processors, with a frequency up to 3.6 GHz, with a main memory up to 32Gb.
The Express5800 120Lh server is designed to be used as a departmental server. It can also be used in workgroups, as a file, printing or messaging server or even as an Internet server.
Entry level configuration priced at € 1987 includes: 2.8 GHz processor, 512Gb disk, SCSI 36Gb/10K.

3. EXPRESS5800 120Re-1 server

This extremely compact model (U format) can be equipped with either 1 or 2 Intel® Xeon™ EM64T processors, with a frequency up to 3.6 GHz.
It includes SATA or SCSI type of discs and a main memory up to 24 Gb.
With an optimised price/performance ration this easy to deploy server needs restricted space and is particularly adapted for front-office applications.
Entry level configuration priced at € 1872 includes 2.8 GHz processor, a memory of 512Mb and a 80Gb SATA disk.

4. The EXPRESS5800 120Rg-2 server:

This compact model (2U format) includes either 1 or 2 Intel® Xeon™ EM64T processors with a frequency up to 3.6 GHz and a main memory up to 24Gb. It is designed to host remote work groups, and can be used as a networked infrastructure or web server.
Basic configuration, priced at € 2.275, includes 2.8 GHz processor, a memory of 512Mb, SCSI 36Go/10K SCSI disk .

Availability

The four EXPRESS5800 models are available immediately.

About Bull:

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimise their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalising on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries world-wide.

Press contact:

Marie-Claude Bessis - Tel: +33(0)1 39 66 70 55 - E-mail: marie-claude.bessis@bull.net

Press Information

1st half 2004 results:
Bull exceeds its operational profitability objectives
(EBIT: € 20.1 million)

Paris, October 29th, 2004: Bull's Board of Directors, headed by Gervais Pellissier, Acting Chairman and Managing Director, met on October 29th, and examined the financial statements for the first half year 2004 which are presented below.

Results of the first half 2004

The revenue in line with March 31st 2004 forecasts, taking into account Bull's still difficult economic environment during this period, reached € 565.7 million, against € 642.4 million in the first half of 2003,. The gross margin amounts to € 158.7 million, i.e. 28% of the revenue against 26.6% in the first half of 2003.

Bull has maintained its R&D investments which represent € 28.5 million, i.e. 11.4% of product revenue and 5% of the total revenue.

Drastic efforts applied to SG&A expenses have been on going, reducing them from € 122 million to € 108 million.

Earnings before tax, financial expenses, goodwill amortisation and exceptional items (EBIT) amounts to € 20.1 million, i.e. 3.6 % of the revenue, to be compared to € 20 million (3.1% of revenue) in the first half of 2003. With results superior to forecasts given on the occasion of the publication of its 2003 full year results, Bull achieves its fourth profitable semester in a row, since the 2nd half 2002, and confirms its profitability capacity.

Financial expenses amount to € 16.1 million, € 12.9 million of which are related to interest expenses on the French State loan.

The Group net result is a profit of € 2.2 million showing an increase of € 0.9 million compared to the first half of 2003.

The free cash flow generated by Bull in the first half of 2004 amounts to € 17.6 million, € 21 million of which result from operations.

Recapitalisation

Bull has successfully carried out the two market operations relative to its recapitalisation, respectively closed on June 30th and July 2nd.

The capital increase of € 44.3 million received a 100% subscription from investors that committed to guarantee the capital increase in November 2003, as well as from the Public(*).

The Public Exchange Offer of the 11,495,396 Oceane bonds in shares was subscribed at a level of 95.46%. 98% of the exchanged bonds were brought to the 2nd branch (1 bond in exchange for 16 new shares with warrants attached – ABSA) and will give rise to the issue of 172,361,376 shares with warrants – ABSA. The warrants (BSA) will be detached and quoted, giving rights from July 15th until December 15th 2004 to subscribe to one Bull share at the price of € 0.10 per share. They can generate an additional 17.2 million to the capital.

Regarding the restructuring aid notified by the French State to the European Commission, Bull expects a rapid decision. After the European Commission approval, and once Bull has reimbursed the subordinated loan granted by the French State in March 2004, the French State will proceed, beginning of 2005, to the payment of the restructuring aid.

Upon the market operations, Bull's capital has changed and will be modified once the warrants are exercised:

	As of July 22nd 2004 % of Capital	Simulation with 100% warrants exercised prior to December 15th 2004 % of Capital
France Telecom	12.4 %	10.1 %
Nec	12.4 %	10.1 %
AXA Private Equity + Artemis	10.4 %	8.6 %
Debeka	3.5 %	2.9 %
Management	6.2 %	5.1 %
Motorola	3.6 %	3.0 %
French State	3.5 %	2.9 %
Public and others	48.0 %	57.3 %
Total	100 %	100 %

Operations

Bull has further deployed its strategy by accompanying its customers in the modernisation of their networked IT systems through an enhanced product and services offer.

Bull has extended it GCOS customer base with the announcement of the fully open and partitionable NovaScale 6000 and 9000 servers, and with the launch of the latest version of GCOS 8, its own operating system.
The Intel® Itanium® based NovaScale servers have gained world-wide recognition in High Performance Computing and in business environments. Bull has also signed OEM agreements, in particular in Russia and China and developed an application portfolio, in partnership with leading ISVs.

More recently, the two contracts signed by Bull, represented by Gervais Pellissier, during the State visit of France's President in China, have opened up new perspectives for the future:

- the first one with Lenovo, a leading IT player in China, for the sale of Bull's range of NovaScale servers,
- the second one with CEA, STMicroelectronics and the MOST, the Chinese Ministry of Science and Technology, in the field of research for the development of an open IT platform.

The Escala AIX™ range of servers has experienced a significant growth and this offer has been enhanced with the introduction of the Power5® processor.

With regards to systems administration and security, Bull has announced new versions of OpenMaster and AccessMaster software suites, addressing in particular identity and access management. Among its new and recent successes, Bull has secured Dassault-Aviation's virtual platform for the design of the Falcon 7X business jet, deployed T-Com 's secured infrastructure (SSO).
Bull has also launched new hardware and software cryptography solutions, based on Trustway, its own offer, and taken a stake in the capital of Keynectis, the new French certification operator.

With regards to services activity in France, beside a significant growth in the field of business intelligence and outsourcing, Bull has maintained its efforts to improve productivity.
At a geography level, the good performance of Spain is to be noticed with, in particular, the modernisation and the security of Banco Sabadell's IT infrastructure and the servers provided to host the scientific applications of Castilla-La Mancha University research centre.

It is also important to note the recovery of Bull's operations in Latin America and the development of solutions for customs in Eastern Europe where Bull contributed to the modernisation projects of six of the ten European Community entrant countries in May 2004.

2004 3rd quarter revenue and 2004 perspectives

The revenue of 2004 3rd quarter, in line with objectives defined by Bull, amounts to € 254.4 million to be compared to € 286.4 million in the third quarter of 2003.
Taking into account the perspectives of the commercial activities uptake, Bull forecasts, for the second semester of 2004, an improvement of its backlog and a turnover similar to the one of the first semester 2004, while maintaining profitability level.

Conclusion

The return to profitability for four semesters in a row, the backlog growth perspectives for the second 2004 semester and the success of its recapitalisation plan give Bull confidence in its return to growth as well as in its future development.
These results confirm the relevance of Bull's strategic options as defined in 2002.

Press contact :
Marie-Claude Bessis: Tel: + 33 (0)1 39 66 70 55 / + 33 (0)6 80 64 18 81 marie-claude.bessis@bull.net

P&L 1st Half 2004

(M. Euros)	2002 2nd Half	2003 1st Half	2003 2nd Half	2004 1st Half	
Bookings	**710**	**579**	**580**	**549**	
Revenue	**733**	**642.4**	**622.8**	**565.7**	
Gross Margin	**179**	**170.6**	**169.6**	**158.7**	
% of revenue	*24,4%*	*26.6%*	*27.2%*	*28.0%*	
R&D	(31.1)	(30.0)	(30.5)	(28.5)	
% of revenue	*4.2%*	*4.7%*	*4.9%*	*5.0%*	
SG&A	(127,8)	(121.9)	(116.9)	(108.3)	
% of revenue	*17.4%*	*19.0%*	*18.8%*	*19.1%*	
Exchange gain / loss	(2.0)	1.2	(1.5)	(1.8)	
EBIT	**18.1**	**20.0**	**20.7**	**20.1**	
% of revenue	*2,5%*	*3.1%*	*3.3%*	*3.6%*	
Financial interests	(27.8)	(24.4)	(23.2)	(16.1)	Includes M€ 12.9 due to French State loan
Taxes / goodwill depr.	(4.1)	(10.4)	(4.8)	(6.2)	
Capital gains and others	(10.2)	16.1	10.1	4.4	
Net Income	**(24.0)**	**1.3**	**2.8**	**2.2**	

Press Information

Bull

Bull launches the first universal security key for the digital economy

Bull strengthens its position as a major European player in cryptography

Paris, November 2nd 2004 - Bull is broadening its security and e-transactions solutions offer, with the launch of a new generation of cryptographic hardware and solutions for Public Key Infrastructures. At the heart of this new offer, a USB security key will be the first highly secure individual and universal confidence tool.

Based on new cryptographic component architectures developed within European and Defence projects, the TrustWay 2005 Generation products are dedicated to enterprises and administrations in the defence, bank, public services and sensitive industries sectors. The new TrustWay products notably include:

- **TrustWay RCI**, the first highly secure individual and universal confidence means. Based on a USB key with an integrated cryptographic processor, fully developed in France by Bull, TrustWay RCI enables the generation and storage of certificates and keys for the user and the management of all ciphering, deciphering, and signature operations required. A major innovation in individual security, TrustWay RCI offers a particularly simple, powerful and safe solution for multiple applications, such as strong authentication / access control, e-signature, encryption for hard disk and files, encrypted telephony on IP, messaging security and nomad VPN.

- **TrustWay CRX**, a low cost VPN IPSec solution for large distributed environments (such as networks of agencies, subsidiaries, remote workers). TrustWay CRX completes the range of TrustWay VPN appliances, which now ranges from VPNs for individuals or agencies (xDSL up to 4 Mb/s) to high capacity VPNs for central sites.

- Bull also announces that it is undergoing the **Common Criteria** certification process for its TrustWay cards and appliances:
  - CC EAL2+ for the TrustWay VPN2 appliances
  - CC EAL4+ for the TrustWay Crypto PCI appliances

  This submission for certification, which is being undertaken by an independent laboratory, and with the French DCSSI qualification, guarantee users that TrustWay VPN and Crypto PCI products are compliant with their specifications and their security objectives, therefore offering a high level of attack protection. .

Developed and manufactured by Bull, TrustWay offers European users cryptography solutions guaranteeing the highest level of confidence.

TrustWay solutions are already deployed by numerous enterprises and administrations from the defence, finance, public services and sensitive industries sectors. They are also integrated or used by numerous partners, including FranceTelecom/Transpac and Keynectis.

NOTE: technical details about TrustWay RCI and TrustWay CRX are available in the enclosed backgrounder.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale® servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimise their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalising on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries world-wide.

Press contact:

Marie-Claude Bessis, Tel : 01 39 66 70 55 - e-mail: marie-claude.bessis@bull.net

Backgrounder

Technical details about TrustWay RCI and TrustWay CRX

TrustWay RCI

Based on a USB key integrating a cryptographic processor, fully developed in France by Bull, TrustWay RCI enables the generation and storage of certificates and keys for the user, and operates all ciphering, deciphering and signature operations for him. Unlike smart-cards or USB keys available today – that must rely on the PC software environment to ensure the encryption operations, opening therefore security breaches - TrustWay RCI offers both a complete security and embedded encryption power, making its potential use universal. All ciphering / deciphering operations are undertaken by TrustWay RCI. In addition, TrustWay RCI uses Crypto Ignition Key (CIK) technologies, usually reserved for military products, which guarantee a high level of key security, in case of loss or theft of TrustWay RCI.
A major innovation in individual security, TrustWay RCI offers a particularly simple, powerful and safe solution for multiple applications, such as strong authentication / access control, e-signature, encryption of hard disk and files, encrypted telephony on IP, messaging security and nomad VPN.

TrustWay CRX

TrustWay CRX is a low-cost VPN IPSec solution for large distributed environments (networks of agencies, subsidiaries, remote individuals).
Using the same CIK-based cryptographic components as TrustWay RCI, TrustWay CRX brings both the high security and performance of all TrustWay VPN hardware solutions, with a great simplicity of deployment and centralized administration, even for environments including thousands of distributed agencies or remote individuals.
TrustWay CRX completes therefore the range of TrustWay VPN appliances, which range now from VPNs for individuals or agencies (xDSL up to 4 Mb/s) to high capacity VPNs for central sites.

Press Information

Bull

Bull announces MetaPKI, a software suite for security and electronic transactions

Paris, November 2nd, 2004 – Bull announces the launch of MetaPKI key management infrastructure solutions to assist administrations and companies from sensitive sectors to deploy strong authentication, access control, electronic signature, encryption, secured storage, and non repudiation functions within their business applications, in a secure and fully flexible way.

MetaPKI includes four independent, complementary and interoperable modules:

- **MetaPKI,** a key management infrastructure generator, allowing the user to create, modify or revoke keys and certificates. MetaPKI includes registration and certification authorities, as well as a publishing service. It provides complete encryption and strong authentication functions as well as signature functions for all types of applications: messaging, ERP, web services ...

- **MetaSign** is an electronic signature solution for documents, messages and process. MetaSign provides authentication of the sender and certifies the document has not been altered since it was signed. While protecting both sender and recipient against all false declaration, MetaSign is an active contributor to exchanges non repudiation.

- **MetaTime** is a time stamping solution, based on a dedicated authority that adds time and date to documents and messages. MetaTime acts as a proof by certifying the date when exchanges or document were produced.

- **MetaSafe** is an e-safe solution for storage and centralised management of confidential information (confidential documents, security data), whether this information data are used by individuals or by applications

Based on a technology mastered by Bull, this solution gives administrations and companies a modular solution that can evolve according to their requirements.

In order to boost performance and ensure the secure storage of private Key and certificates, MetaPKI is backed-up by Bull TrustWay cryptography hardware solutions: encryption cards for the rapid generation of keys or exchange encryption, key centralised storage boxes and USB security key for the user.

Bull's systems integration teams, specialised in security, will deploy MetaPKI. In addition, Bull, through its stake in Keynectis, the French public key operator, is strengthening its range of integration services with infrastructure outsourcing services for the management of enterprise keys.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Press Contacts

Marie-Claude Bessis – Tel : +33(0)1 39 66 70 55 - e-mail: marie-claude.bessis@bull.net

Press release

Bull

Bull announces the availability of NovaScale® servers running the new Intel® Itanium® 2 processors

Paris/Pittsburgh, 9th November 2004: On the occasion of the Super Computing event in Pittsburgh, Bull announces its range of NovaScale servers will run the latest Intel® Itanium® 2 processors, with an L3 cache up to 9 MB, and the new Low Voltage Itanium® 2 processors, with optimized power consumption.
Being at the forefront of IT makers investing in Intel®'s Itanium® processors, Bull has taken a leading edge in mastering powerful and scalable infrastructures for both commercial and HPC applications, which is the cornerstone of its strategy.

The combination of the mainframe-class NovaScale architecture with the new processor generation will sustain even more demanding mission-critical applications and very heavy HPC applications. It will reinforce the Bull NovaScale® presence in the scientific, technical and business market segments where Bull has already gained strong recognition, thus proving the quality of its offer.

"*By supporting the new Intel® Itanium® 2 processors, Bull provides an even stronger alternative to traditional solutions with its open and mainframe-class NovaScale® servers. Bull NovaScale® servers can now support the most demanding applications with industry-standard technologies*," said Bruno Pinna, Bull Intel processor-based server business unit general manager.

"*The high-demanding HPC and commercial applications already taking benefit from the Intel® Itanium® 2 processor-based NovaScale servers, will now draw upon the price performance of the new Itanium 2 processors. This announcement demonstrates the commitment of Bull to Intel Itanium 2 processors, to deliver best-in-class high-end servers,*" said Richard Dracott, general manager, enterprise marketing and planning, Intel.

All the Bull NovaScale® servers take immediate benefits of the new Intel® Itanium® 2 processors. Bull is delivering a complete mainframe-class server range with a single architecture up to the 32-way.
Bull NovaScale® server range includes 2- to 32-way servers and run several operating systems, including Windows® Server® 2003, Red Hat Enterprise Linux 3 Advanced Server and SUSE Linux Enterprise Server 9.

Intel® Itanium® 2 processor key features

- Up to 1.6GHz core speed
- On-die cache: up to 9MB L3, 256KB L2, 16KB L1
- .13μ process technology

For more information about Bull NovaScale, download the "IDC Insight: Bull fills out NovaScale line" at http://www.bull.com/novascale/idc_report/index.php

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale® servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to

help them in the transformation of their information systems and to optimise their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalising on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries world-wide.

Press Contact

Bull: Peter Stavropulos: 978-2945654; email: peter.stavropulos@bull.com

About Intel

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom

Press Contacts

Marie-Claude Bessis - Tel: +33(0)1 39 66 70 55 - e-mail: marie-claude.bessis@bull.net

Spain's Castilla La Mancha University chooses Bull's NovaScale servers to boost scientific research

University's Institute of Environmental Sciences in Toledo will focus research on areas such as climate change, weather forecasting and molecular protein analysis, thanks to Bull's NovaScale® 6320 server based on Intel® Itanium® 2 processors

Madrid, Paris, November 9th, 2004 – The University of Castilla-La Mancha has chosen to use a Bull NovaScale® 6320 server at its Institute of Environmental Sciences in Toledo. The high-performance server with 32 Intel® Itanium® 2 processors will be used to execute multiple versions of the Institute's numerical model for atmosphere processes, known as MOMAC.

The server will apply the MOMAC model to simulate climate evolution scenarios at both a continental level and national level for daily weather forecasts. The server will also be used to model and quantify the circulation of atmospheric polluting agents. Finally, it will provide computing capability in the fields of genomic research, molecular and protein analysis, as well as for supporting any massive calculation requiring parallel processing.

"The outstanding capacity and efficiency shown in scientific calculation and the advanced physical partitioning features of the Bull NovaScale® 6320 server make it an ideal system for the type of research conducted by the Institute of Environmental Sciences," said Manuel de Castro, director of the MOMAC Group and Professor at the Castilla-La Mancha Science University. *"In addition, Bull has perfectly understood the constraints of our very specific mission."*

"Scientific research is constantly at the forefront of technology, pushing the boundaries of high-performance computing and demanding higher processing power with greater scalability," said Tom Garrison, head of enterprise marketing, Intel EMEA. *"Intel Itanium 2 processor-based systems deliver optimum levels of performance to support this kind of complex, data-intensive operation, in both academic and enterprise environments. We are delighted that by combining Itanium 2 processors with Bull servers, the Castilla-La Mancha Science University now has a powerful, reliable and scaleable platform that will dramatically enhance its ability to complete cutting-edge research now and in the future."*

"The choice of the Castilla-La Mancha University underscores Bull's capacity, through its NovaScale® server range, to help the most advanced European public research institutions address highly complex challenges at the lowest possible cost," said Bruno Pinna, Director of Bull's Intel based servers Business Unit. "It is also a demonstration of the long-standing cooperation between the teams of Bull and those of the University."

Bull NovaScale® 6320 server

The NovaScale® range is at the heart of Bull's strategy to provide its customers with open and modular mainframe-class servers, supporting Microsoft® Windows®, Linux® and GCOS. Specially designed to support mission critical applications, the NovaScale® 6000 series support up to 32 Intel® Itanium® 2 processors with advanced physical partitioning features.

The Bull NovaScale® 6320 server offers very large computing power and bandwidth, and also meets the needs of scientific and technical applications that require performing nodes within cluster or grid architectures.

Bull provides optimized compilers, complete scientific libraries, storage, and clustering solutions. Since their launch in March 2003, Bull NovaScale® servers have won numerous successes, in both commercial applications and High Performance Computing.

For more information about Bull NovaScale, download the "IDC Insight: Bull fills out NovaScale line" at http://www.bull.com/novascale/idc_report/index.php

For more information on the MOMAC and the Institute of Environmental Sciences of Toledo:
http://www.uclm.es/organos/vic_investigacion/web/grupos/intro2.html

* * *

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale® servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimise their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalising on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries world-wide.

About Intel

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom

Press Contacts

Marie-Claude Bessis - Tel: +33(0)1 39 66 70 55 - e-mail: marie-claude.bessis@bull.net

QUADRICS
A Finmeccanica Company

CFS Cluster File Systems, Inc.

Bull

DataDirect™ NETWORKS

PRESS RELEASE

Bull, DataDirect Networks, Quadrics and Cluster File Systems announce unmatched I/O performance of Bull's high performance solutions with the Lustre file system

Bull's High Performance solutions, integrating DataDirect Networks storage systems, Quadrics interconnect and the Lustre file system, are designed to satisfy the highest demands in terms of performance

Paris, Pittsburgh, November 9th, 2004: Bull NovaScale® servers have set new I/O performance records with Lustre™, as a result of its strong cooperation with DataDirect Networks, Quadrics and Cluster File Systems™. Bull here demonstrates its ability to deliver powerful solutions for high-performance computing.

Outstanding performance

A single Bull NovaScale® 5080 server, powered by two DataDirect Networks S2A8500 storage appliances, broke the 2.5 Gigabytes/sec sustained throughput mark using Cluster File Systems' Lustre object-based file system.

The Object Storage Server (OSS) and compute nodes running the Lustre file system client were connected via a multi-rail Quadrics interconnect, delivering the unmatched throughput. The breakthrough performance of the gateway and storage appliances, known as Object Storage Server (OSS), paves the way for the next generation of supercomputing. The tremendous performance achieved on an Intel® Itanium®-2-based NovaScale server overcomes the usual restriction in scalability of the individual file servers throughput. The combination of DataDirect Networks S2A 8500s with multi-rail Quadrics network and with multiple-OSS parallelism supplied by Lustre gives global file systems a petabyte capacity to be supplied at 100's of Gigabytes per second, setting the stage for an order-of-magnitude leap in supercomputing.

The architecture of the Bull NovaScale® server, the scalability of Lustre, the performance of the QsNet^{II} network and the bandwidth of the S2A are the keys to reaching this performance level. In addition to their excellent computing power scalability, the Bull NovaScale® servers also have a very strong I/O architecture improving computing centre productivity.

"*The ability to effortlessly combine SAN and NAS provided by our S2A storage appliances is helping our customers achieve an order-of-magnitude performance gain in their scalable file server NAS applications for high-performance computing*," said Dave Fellinger, CTO of DataDirect Networks. "*We are pleased that the combination of our S2A storage appliance, of Bull NovaScale servers running Linux, and the Lustre parallel file system result in a balanced, reliable and robust SAN/NAS system architecture that will enable our customers to build systems undreamed of only a few years ago*," he added.

"*This achievement confirms that Lustre is the file system of choice for extreme High Performance Computing. We optimize Lustre's performance features on Bull NovaScale® servers to achieve this unbelievable throughput, and Bull's customers will benefit from this close collaboration*," said Peter Braam, President and CTO of Cluster File Systems.
"*Cluster File Systems and Bull have shown with this demonstration that high-speed*

interconnects such as QsNet[II] deliver not just application performance, but also real gains in file system bandwidth," said Moray McLaren, Quadrics' Research and Development Manager.

"*Bull has chosen to work with Cluster File Systems and with DataDirect Networks to build its high end storage solutions for clustered file systems. With Lustre and S2A storage appliances powering our Bull NovaScale® servers, we can offer our customers both computing power and the I/O bandwidth required by the largest of the HPC applications,"* said Jean-François Lavignon, Bull HPC manager.

For more information about Bull NovaScale®, download the "IDC Insight: Bull fills out NovaScale line" at http://www.bull.com/novascale/idc_report/index.php

About DataDirect Networks, Inc.
DataDirect Networks is the world's leading provider of networked storage and clusters for HPC and Rich Media. Providing SAN, SAN/NAS convergence, and cluster solutions for Government, Research Labs, Defense, Life sciences, Broadcasting, Digital Production, Oil and Gas industries. For more information, contact DataDirect Networks at (818) 700-7600 or visit www.datadirectnet.com.

About Bull
Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimise their IT infrastructure and their applications.
Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalising on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries world-wide.

About Cluster File Systems, Inc.
Cluster File Systems, Inc. (CFS) has quickly established itself as the recognized leader in high-performance, scalable cluster file system technology. Extensive experience, innovative insights, and proven engineering have enabled CFS to dramatically surpass the scalability limits of modern computing. The company's premier Lustre™ cluster file system currently powers clusters with thousands of nodes and hundreds of terabytes of data, delivering groundbreaking parallel I/O and metadata throughput on some of the world's largest Linux-based supercomputers. CFS provides Lustre technical support, training, and engineering services, and is actively working with storage and cluster vendors to develop the next generation of intelligent storage devices. The Lustre file system for Linux is Open Source software developed and maintained by CFS.

About Quadrics
Quadrics (www.quadrics.com) is a leading supplier and developer of high performance networking products and software for parallel systems. QsNet product families are based on internally developed ASICs, firmware and software technologies. Quadrics' scalable, high performance solutions combine the industry-leading QsNet interconnect with standard microprocessor and operating system platforms. QsNet enables large clusters of these processing units to be connected together. With extremely high bandwidth and ultra-low latency, it is a crucial component for building scalable systems.
Quadrics has its HQ in the UK and local presence in the US and Italy. Quadrics Ltd. is fully owned by Alenia Aeronautica, one of Europe's leading corporations and part of the Finmeccanica Group (www.finmeccanica.com).
The world's leading vendors and system integrators as well as major supercomputing centres such as Pittsburgh Supercomputer Center, Lawrence Livermore National Laboratory, Los Alamos National Laboratory, Pacific Northwest National Laboratory and Sandia National Laboratory have selected Quadrics.

Press Contacts

Marie-Claude Bessis - Tel: +33(0)1 39 66 70 55 - e-mail: marie-claude.bessis@bull.net

OSDL LOGO

Bull

PRESS INFORMATION

OSDL and Bull Cooperate on Open Source POSIX test suite

Premier Linux advocacy organization integrates Open POSIX Test Suite into OSDL's Scalable Test Platform (STP)

BEAVERTON, Ore. and PARIS – November 24th, 2004 – The Open Source Development Labs (OSDL), a global consortium of leading technology companies dedicated to accelerating the adoption of Linux® and Bull, a leading developer of servers and software for an open environment, today announced that OSDL is hosting the Open POSIX Test Suite (OPTS) that was integrated into STP by Bull.

OPTS is an open source community project designed to make it easier to port applications from other POSIX platforms to Linux. POSIX is a widely-used standard of the Institute of Electrical and Electronics Engineers (IEEE) that promotes portability among operating systems, primarily UNIX operating systems such as AIX, HP-UX and Solaris. POSIX stands for Portable Operating System Interface. In addition to making significant test contributions to the OPTS project, Bull led the efforts to integrate the tests into STP to automate the Linux POSIX-compliance testing process.

"As part of our mission to accelerate Linux adoption in the enterprise, we're constantly testing the Linux kernel to ensure enterprise-class reliability," said Tom Hanrahan, director of engineering for OSDL. "We're pleased to work with our members and leading open source test projects to add the Open POSIX Test Suite into the OSDL Scalable Test Platform."

"POSIX compliance and testing are valued by enterprise Linux customers who are often porting applications from other POSIX-compliant systems," said Sebastien Decugis of the NPTL Test and Trace Project at Bull. "The automatic testing capability of OSDL's STP is a huge benefit in Linux testing, making it the perfect platform to run the Open POSIX Test Suite."

The Open POSIX Test Suite is freely available for use through a remote web interface to OSDL's lab facilities, running on up to eight-CPU systems. Tests can be run and compared on different Linux kernel builds automatically. Source code for both the Open POSIX Test Suite, and for the OSDL STP, is freely available for download on the Web.

As part of its efforts to improve Linux testing for enterprise customers, Bull hosts the NPTL Tests and Trace project, a project that focuses on enhancing the quality of the Linux

Native POSIX Threads Library. When possible, tests from the NPTL project are integrated into the Open POSIX Test Suite.

Information on the NPTL Test and Trace Project is available at:
http://nptl.bullopensource.org

Information on the Open POSIX Test Suite project is available at:
http://posixtest.sourceforge.net

Information on the OSDL Scalable Test Platform, including instructions on requesting for free test runs and access to previous Linux kernel test reports is available at:
http://www.osdl.org/lab_activities/kernel_testing/stp/

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide
Bull has been an active contributor to a number of international Open Source projects, such as the Atlas Consortium to strengthen the Linux kernel and development of the Java Application Server, JOnAS, within the ObjectWeb Consortium, of which Bull is a founding member.

For more information: **http://www.bull.com**

About Open Source Development Labs (OSDL)

OSDL - home to Linus Torvalds, the creator of Linux - is dedicated to accelerating the growth and adoption of Linux. Founded in 2000 by CA, Hitachi, HP, IBM, Intel and NEC, OSDL is a non-profit organization at the center of Linux supported by a global consortium of more than 40 of the world's largest Linux customers and IT industry leaders. OSDL sponsors industry-wide initiatives around Linux in telecommunications, in the enterprise data center and on corporate desktops. The Lab also provides Linux expertise and computing and test facilities in the United States and Japan available to developers around the world. Visit OSDL on the Web at http://www.osdl.org/.

FOR MORE INFORMATION:

Bret Clement for OSDL - Page One PR _ +1 503.675.7988 - bret@pageonepr.com
Peter Stavropoulos – Bull - +1 978.294.5654 – peter.stavropulos@bull.com

NOVADATA
Computadores e Soluções

Bull

PRESS INFORMATION

Bull and Novadata, a key IT manufacturer in Brazil, announce a major business and technology agreement

Bull NovaScale® server technology has been selected by Novadata to address growing high performance business markets

Paris, Brasilia, November 25th, 2004: Bull and Novadata today announced a major five-year OEM agreement, based on the following terms:

- Bull will provide Novadata with Bull NovaScale technology for the development of its own range of high-end servers based on the Intel® Itanium® 2 processors in Brazil
- Novadata will complete its own server range with the NovaScale server family
- Novadata will tailor these servers to the specific needs of its customers
- Bull will provide Novadata with warranty and engineering support services
- Bull and Novadata will partner on large projects and Bull Brazil will provide its expertise in Services and Systems Integration

The new range of Novadata servers, powered by the Bull NovaScale technology, and totally adapted to the specific Brazilian needs, will represent the most powerful solution available for Open Source and Windows-based solutions on the Brazilian market.

The Bull NovaScale server range is a new generation of open, standard and mainframe-class enterprise servers, supporting Windows®, Linux® and GCOS. The NovaScale server offer is the ideal platform for customers willing to develop new mission-critical applications or to renew existing data center infrastructures. It is a reliable and proven alternative to traditional mainframes, taking benefit of cost-effective, scalable and open environments.

The features of the Bull NovaScale high-end servers make them particularly appropriate for application consolidation, very large databases, ERP applications or high-performance demanding applications.
With very large computing power and bandwidth, they also answer the needs of scientific and technical applications that require powerful nodes within cluster or grid architectures.

"*Bull is very pleased to announce today this new OEM agreement with Novadata. OEM agreements represent a cornerstone in Bull's go- to-market model. This third key OEM agreement signed by Bull within a year will significantly widen our market reach for NovaScale. We are impressed by Novadata's business execution in its target markets such as public sector, and we look forward to a great partnership*" declared Bruno Pinna, Director of the Intel Servers Business Unit of Bull.

"*Novadata has, through the access to Bull NovaScale's technology, all the key assets to transform this alliance into a great success story. The Bull NovaScale servers to be soon completed by the new Novadata high-performance range of servers, based on the same technology and adapted to the specific Brazilian needs, represent the best answer to the Brazilian market including the state of the art in reliability, scalability, robustness in addition to being cost-effective*" said José Luiz Cuinhas da Cunha, President of Novadata.

"*In order to immediately implement comprehensive solutions for its customers, Novadata will be fully supported by the services capabilities of Bull Ltda, one of the leaders of Systems Integration & Services in the Brazilian market, with a strong presence in Public Sector, Telecommunications, Utilities and Banking*", complemented Mr Cuinhas.

With this new strategic alliance, Novadata will supply the Brazilian Market with the best Intel-based server solutions, in particular to meet the most demanding requests of the public sector and the large corporations.

"Intel is very pleased that two of our most strategic allies are announcing such an important strategic alliance that will address the market using the leading Intel® Itanium® 2 technology. Since their launch, Bull NovaScale servers have already won numerous successes, both in the commercial application market and that of HPC and we are sure that the new range of Novadata Servers based in the Bull NovaScale technology will experiment the same success", said David Hite, Regional Manager of Intel's Corporation for Latin America.

About Bull
Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

For more information go to www.bull.com

About Novadata
Novadata Sistemas e Computadores S.A. was founded in 1979 and until 2001 it was dedicated exclusively to the public sector. In 2002 Novadata extended its business, selling microcomputers, notebooks, servers and other IT products to the private sector and to direct sales channels. In 2004 IDC – International Data Research Institute indicated Novadata as the leader in the desktop and notebook Brazilian markets,

Novadata uses its 25 years of experience to develop, manufacture and install products and information systems besides to provide IT infrastructure basic services for Public Sector and large private Brazilian companies.

Novadata has its headquarters in Brasilia, branches in Sao Paulo and Rio de Janeiro and a manufacturing plant in Ilheus, BA. Novadata is present at all regions in Brazil having a network of more then 350 technical assistance stations all over the country.

For more information go to www.novadata.com.br

Press contacts

Bull: Marie-Claude Bessis - Phone: +33(0)1 39 66 70 55
E-mail: marie-claude.bessis@bull.net

Novadata: Regina Pimenta - Pimenta Comunicação - Tel.: +55 11 3061 9187
E-mail: regina@pimenta.com

Atempo Time Navigator certified for Bull NovaScale servers

Time Navigator data protection solution supporting Bull NovaScale® EPIC architecture for server and client

Palo Alto, California and Paris, November 29, 2004 -

Atempo Inc., a leader in information lifecycle strategies for data protection, and Bull today announced that Atempo's Time Navigator™ product has been tested and certified for Bull NovaScale® servers thanks to the NovaScale Attitude* ISV program. Supporting Bull NovaScale® EPIC architecture for server and client, Atempo's Time Navigator™ is a highly scalable and feature-rich software product that offers performance and features grouped around today's more complex enterprise challenges including disaster recovery, compliance, security and rapid data growth.

Launched in March 2003, the NovaScale server range is based on Intel® Itanium®2 processors. Bull NovaScale® servers provide enterprise and scientific organizations with open and modular mainframe-class servers, supporting Microsoft® Windows® and Linux® environments, with a high level of performance and reliability.

"*Bull NovaScale® servers and Atempo's Time Navigator both meet the rigorous requirements of the most demanding companies and organizations that also want to take full advantage of open system environments*," said Francois Gauthier, Atempo's chief technology officer. "*Working with Bull will provide the market with a unique data lifecycle management solutions layer suited both for business and scientific applications.*"

"*Atempo's Time Navigator enriches the portfolio of enterprise applications available on our NovaScale servers, resulting in an attractive solution for organizations looking for mainframe-class platforms in open and standard environments*," said Bruno Pinna, Director of Bull's Intel-server business unit. "*Time Navigator can support Bull NovaScale® high-performance server architecture and work in highly complex and demanding business environments.*"

(*) About NovaScale Attitude

Through the NovaScale Attitude program Bull cooperates with ISV (Independent Software Vendors) and System Integrators to optimize their applications on the NovaScale server family:

As part of the program, Solution Centers have a mission to help solution providers to transition their applications onto NovaScale servers, in particular by bringing both validation, performance optimization and benchmark expertise on Linux and Windows.

About Atempo

Atempo

Founded in 1992, Atempo enables practical, comprehensive and flexible information lifecycle management strategies with a suite of business continuity and compliance solutions based on Atempo's Time Navigator platform. With an established network of value-added resellers and strategic alliances, Atempo empowers 2000 companies

and partners worldwide with the fastest backup and restore, disaster recovery, archiving, and regulatory compliance solutions in this time of unrelenting data growth. For more information please visit www.atempo.com or call (866) 417-0200.

Contacts

John Dean
Atempo, Inc.
650.494.2600, X1011
john.dean@atempo.com

Laurent Fanichet
Atempo S.A.
33.1.64.86.84.08 (Europe)
laurent.fanichet@atempo.com

Kam Hashim
Boston Communications
617.619.9803
khashim@bcww.com

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of *NovaScale servers combines the openness of standards with the robustness of* mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net



Board of Directors meeting

Louveciennes, December 2, 2004 -

Bull's Board of Directors headed by Gervais Pellissier met on December 2nd, 2004, acknowledged the European Commission has approved the restructuring aid notified in February 2004 for Bull. The Board of Directors expressed its satisfaction with this decision that will enable Bull to deploy the last stage of its recapitalisation plan.

Bull's recapitalisation.

Bull's recapitalisation marked the third and final stage in the turnaround plan carried out by Pierre Bonelli appointed President of Bull on December 2nd, 2001 and pursued by Gervais Pellissier and Bull's Executive Committee.

Following the restructuring made during in the first half of 2002, Bull was back to profitability on an operational level as of the second half of 2002 and reported a net profit since the first half of 2003.

The restructuring of Bull's equity was adopted in November 2003. The recapitalisation plan included a significant reduction in the economic value of the existing debt of the Company as of December 31st, including 204 million euros in Oceanes convertible bonds and the French State loan (490 million euros of which 450 million euros in principal), provided the approval of the European Commission, and a capital increase underwritten by a group of investors among which NEC, France Telecom, Axa Private Equity, Groupe Artemis, Debeka and 350 senior Bull group managers in conjunction with a Oceanes bonds public exchange offer in Bull shares.

Consequences of the European Commission approval

The agreement from the European Commission allows the granting of a restructuring aid of 517 million euros, associated with a profit sharing agreement.

Prior to the payment of this aid, the French State subordinated loan, granted in March 2004, will be reimbursed.

Consequently to the agreement of the European Commission, the terms and conditions voted during the General Assembly of the bondholders (December 11th, 2003) enters immediately into force, i.e. :

- Postponement of the maturity date to January 1st, 2033,

- *Yearly annual interest rate to 0.1% from January 1st, 2004,*

- Redemption of the value fixed to 100% of bond's nominal value (against 116.5% to 117.5% initially) i.e. 15.75 euros

After the success of the market operations launched in June 2004 and after the payment of the restructuring aid, the Group Bull, will definitely recover a sound financial situation and positive equity of about 56 million euros, before taking into consideration the second half net result.

The level of equity includes the exercise of 100% of the 172,361,376 warrants issued after the Public Exchange Offer on Oceanes bonds, entitling a subscription at a price of 0.10 euro. It has to be reminded that the warrants can be exercised before December 15th 2004.

The Oceanes bonds public exchange offer has given rise to the issue of 172,361,376 shares with warrants (BSA) that can generate an additional 17 million euros to be exercised prior to December 15th, 2004.

****

In addition, the Board of Directors has approved the principle of a new parity for the Oceanes bonds (10 *shares per bond) for a limited period of time, in order to offer a new possibility to bondholders to* convert their bonds in good conditions. This decision will be submitted for approval by forthcoming Oceanes Bondholders General Meeting.

Lastly, the Board of Directors approved the implementation of a Share Option Scheme concerning all Bull's employees with the exception of those who have already participated in the capital increase. This plan foresees the allocation of 17,2 million stock options, to be exercised in the limit of 25% per year with a 4 year lock-up period.

Bull's organisation

In order to carry out Bull's recapitalisation plan, the Board of Directors has decided to extend Gervais Pellissier's mandate as Acting Chairman of the Board and Managing Director to January 31st, 2005.

The Board of Directors decided to entrust Didier Lamouche Board member. Previously Vice-President world-wide semi-conductor Manufacturing at IBM, he has also been appointed as Chairman and CEO of Bull as of February 1st, 2005.

The Board of Directors has nominated Gervais Pellissier as Deputy Chairman of the Board from February 1st, 2005.

Didier Lamouche stated : " *I am pleased to join Bull. I here wish to recognise the work carried out by Pierre Bonelli who has driven the turnaround of the Company and also the work of Gervais Pellissier and the Bull teams to have concluded the recapitalisation crucial step. Few companies today possess the range of talents and competencies Bull has : I am convinced that Bull can be a European leader in information technology. I am proud to have been called to lead such a team*".

Gervais Pellissier stated: "*This is a moment in the history of Bull which welcomed Pierre Bonelli as its President this day three years ago. His vision and dedication have enabled Bull to redefine its strategy, to successfully carry out its turnaround plan and its recapitalisation and to return to a viable status*".

Gervais Pellissier paid tribute to the decisive contribution of the French State in the successful conclusion of "Future Development Plan" as described in March 2002. Finally, Gervais Pellissier paid homage to the confidence extended by Bull's customers, bondholders and shareholders as well as the performance achieved by Bull's personnel. Gervais Pellissier also thanked the Board of Directors for its support throughout the Company's rescue process.

Gervais Pellissier expressed his belief in Bull's success "*a debtless, profitable Company backed up with a clear strategy that also has specific assets to forge its way in the IT arena through the alliance of its service spirit and its innovation culture*".

Contact:

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

IEG Pensions adopts Intel® Itanium® 2 and Xeon processor-based Bull servers to manage 150,000 pensions portfolios

Intel-based Bull Novascale system delivers leading French pension company with 40% performance improvement and five-fold Total Cost of Ownership (TCO) savings

Paris, December 6, 2004 -

Intel today announced that IEG PENSIONS, the pension management company for all French Electrical producers, will standardise its enterprise-wide database on servers powered by Intel® Itanium® 2 processors to enhance its efficiency in managing and paying pensions of over €3m a year to 150,000 people while meeting its future growth strategy. The new high performance solution will boost system performance by 40% and deliver a five-fold cost saving over the legacy mainframe environment, providing IEG PENSIONS' 200 employees with an enhanced ability to access accurate existing information and update customer records and accounts.

The Bull Novascale* 5080 servers featuring the Intel Itanium 2 processor with 9MB Level 3 cache, will consolidate two legacy systems used for pension management and pension payment, easing IT administration and dramatically speeding nightly batch-processing. IEG PENSIONS has also chosen Intel® Xeon™ processor-based Bull Blade servers to power its internal enterprise IT systems, providing a stable and robust platform to run its human resource, accounting and office applications. IEG PENSIONS will migrate its legacy mainframe environment to the new Intel Itanium and Intel Xeon processor-based platform in only one week in December 2004.

"*IEG PENSIONS is among the companies that define and build today the IT solutions for tomorrow, in an innovative and pragmatic way*"said Bruno Pinna, Director of Bull's Intel Business unit. "*We met at IEG PENSIONS a strong vision on new IT service-oriented architecture, leveraging the latest standards. This is a vision that we share at Bull, and we are honored that NovaScale has been chosen to contribute to the project of IEG PENSIONS*".

Previously a subsidiary of EDF (Electricité de France), from January 2005, IEG PENSIONS will become CNIEG, a public sector non-profit organisation that will manage pensions for employees working for all electricity companies operating in France. The organisation therefore required a new single system that would consolidate both the management of portfolios and payment of pensions, while providing the scalability to administer the increased number of portfolios that it will supervise in future.

"*In managing pensions for over 150,000 people it is absolutely critical that all customer information is accurate and that the right payments are made to the right people at the right time, however our legacy platform was hindering our efficiency in meeting this goal,*"said Fabien Petri, CIO, IEG PENSIONS. "*The new Intel Itanium 2-based system provides the data-intensive number-crunching performance that enables us to quickly update customer records and deliver seamless customer service, while achieving tangible bottom-line performance improvements and cost savings. We can now move forward with confidence into exciting new times for IEG PENSIONS assured that we have a high performance computing environment that will continue to out-perform in serving both existing customers and meeting the needs of an entirely new customer base.*"

"*The combination of Intel Itanium and Intel Xeon processors gives us the best of both worlds - we will be able to run 32-bit and 64-bit applications on separate platforms each optimised to deliver leading performance for certain tasks to ensure we get maximum reliability and performance out of our IT systems*" continued Petri.

"*All companies strive to run business operations with maximum efficiency, although often find themselves constrained by slow, archaic IT systems,*" said Tom Garrison, head of enterprise marketing, Intel EMEA. "*We are seeing more and more European enterprises adopting Itanium 2-based systems to take advantage of the significant performance and reliability they deliver. IEG PENSIONS is a great example of a*

company that is strategically deploying IT in line with a change in business direction, to move into a new era assured it can meet new customer and business needs while seeing major cost savings and performance improvements."

The new cluster of Bull Novascale 5080 servers, featuring 16 Intel Itanium 2 processors, will power IEG PENSIONS' mission critical Oracle 9i* database, alongside a NEC* Storage Area Network. The pension payment software was developed internally by IEG PENSIONS' IT department.

About Intel Corporation

intel.

Intel, the world's largest chipmaker, is also a leading manufacturer of computer, networking and communications products. Additional information is available at www.intel.com

Intel, Intel logo, Intel Itanium and Intel Xeon are trademarks or registered trademarks of Intel Corporation or its subsidiaries in the United States and other countries.

**Other names and brands may be claimed as the property of others.*

Press contact

Mathias Raeck
Tel: +49 89 991 43 257
mathias.raeck@intel.com

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Press information

SICAE-OISE entrusts Bull with the outsourcing of its SAP® applications

The SAP® solution is hosted on two Intel® Itanium® processor-based Bull NovaScale® 4040 servers

Paris, December 6th, 2004: SICAE-Oise renews its outsourcing contract with Bull for three years in which Bull will ensure the operation of their IT system and in particular the operation of the central applications under SAP®.

A leading local distributor of electrical power to residents and industry in the Oise region of France, , SICAE-Oise has also selected Intel-based Bull servers to enhance information system performance levels and to improve enterprise business process management.

Six months after deployment, a 60% performance improvement was achieved using the new Bull NovaScale servers based on Intel® Itanium® 2 processors.

In addition, after the technical and functional integration of SAP® R/3 in 2000, followed by a first outsourcing contract, SICAE-Oise reinforces its partnership with Bull by renewing its contract until 2007 and decided to migrate its SAP applications to 64-bit Bull NovaScale 4040 servers.

"Since the implementation of this outsourcing contract with Bull, we have seen a significant improvement in performance and time saving in daily operations thanks to Bull's industrial approach with regards to outsourcing," said SICAE-Oise Chief Information Officer. "Bull had to be proactive in accompanying us in our business developments while offering a strong quality of service."

The contract between Bull and SICAE-Oise is based on committed results, measured according to specific indicators, including application availability, response times and respect of timing in what concerns *operations treatment*, Bull ensures, on its production centre, the administration and infrastructure operation of both hardware and software including SAP®, SICAE-Oise's applications, *disaster backup* (to be checked), legal archiving as well as hosting its web site.

"In efforts to streamline enterprise operations, organisations across a range of industries are increasingly turning to powerful technology solutions to enhance their ability to manage business processes," said Tom Garrison, head of enterprise marketing, Intel EMEA. "We are delighted that the combination of Intel Itanium 2 processors and Bull NovaScale servers have provided the high-performance computing and reliability that have delivered SICAE-OISE with tangible IT system performance improvements."

Technical characteristics

- Two Bull NovaScale® 4040 servers based on Intel® Itanium® 2 processors under Microsoft® Windows® Server 203, hosting the production, development, integration and pre-production environments;
- EMC² CLARiiON CX200 disk sub-system shared between the two servers ;
- SAP® version 4.6c including the SAP-ISU (Industrial Solution Utilities) module;
- Oracle® database.

About Bull :
Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

About Intel
Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom

Press Contacts :
Bull : Marie-Claude Bessis - Tel : 01 39 66 70 55 marie-claude.bessis@bull.net
Intel : Mathias Raeck - +49 (0) 89 991 432 57 mathias.raeck@intel.com

Press information

Bull

Bull has been selected by CEA to provide their next generation of supercomputer, the most powerful computer in Europe and one of the fastest in the world

With a power of over 60 teraflops, Tera10, a cluster of 544 Bull's NovaScale® servers, based on Intel® Itanium® architecture will be at the heart of CEA's Simulation Program

Paris, December 7th, 2004. DAM (Military Application Department) of the CEA - the French Nuclear Power Agency - has selected Bull to provide a supercomputer delivering a power of over 60 teraflops (sixty thousands billions of operations per second).

This supercomputer named Tera10 will increase CEA Military Applications Department's present supercomputing power by the factor of ten. It will be used for its Simulation Program that guarantees the continuation of the French nuclear deterrent, following the cessation of nuclear testing.

Designed by Bull, Tera10 will integrate 544 NovaScale 6160 computing nodes, each including eight next generation Itanium® processors codenamed Montecito. Montecito will be release next year and will feature dual-core technology . Quadrics, the leader in supercomputing network is to provide QsNet[II] high performance network to interconnect the NovaScale servers. The global configuration will feature 8,704 processors with 27 terabytes of core memory.

Beyond power, Tera10 also requires a huge storage capacity for data produced by the Simulation Program. Therefore, its configuration also includes 54 NovaScale I/O servers managing one petabytes (one million of billions bytes) of disc space with a sustained throughput of 100 GB/s. It also includes two additional NovaScale servers for system management

Tera10 will operate the Bull HPC software platform that includes the Linux® operating system and Lustre, the global and parallel file system. This platform is based on an open source software integrated and optimized by Bull's HPC competence center in Echirolles, France.

Tera10 will be fully deployed before end of 2005.By 2010, the CEA physicists will need a power of hundreds of teraflops. Bull and its partners are already working together in this perspective.

"Bull is proud to have been selected by CEA to equip its scientific computing complex in Bruyères-le-Châtel, the largest computer in Europe and one the most powerful in the world. With NovaScale, our new generation of servers, and related technologies, we are able to meet CEA's Simulation Program computing power requirements." declared Gervais Pellissier, Managing Director of Bull.

Jean Gonnord, Head of the digital and IT simulation project of CEA/DAM said *" For our Simulation Program, we have selected Bull's supercomputer for the global performance it provides . Its architecture based on standard components and open software delivers both scalability and power we require for our future development."*

"Intel is very honored that CEA selected the Itanium® processor family, and Bull's NovaScale servers, to support this scientific project. In addition to its mission-critical commercial applications, Itanium architecture shows its leading-edge for complex scientific computing." Added Abhi Talwalkar, Vice-President and General Manager Enterprise Platfoms Group, Intel.

"Quadrics is very pleased that the QsNet^II interconnect and software have been selected for the latest CEA supercomputer. We have developed an excellent relationship with Bull, resulting in a product that is unique both in terms of power and functionality" said Quadrics Chief Executive, Cristoforo Romanelli.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale® servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.
For more information: http://www.bull.com

About Bull NovaScale

Bull is at the leading edge of computer makers investing in the Intel® Itanium® Processor Family (IPF), which is the cornerstone of its server strategy. Last March 2003, Bull announced its new generation of high-end open servers, Bull NovaScale®, based upon its FAME architecture and leveraging the Intel® Itanium® Processor Family. Using market-standard building blocks, the FAME architecture represents a technological breakthrough for high-end, mission-critical servers, delivering significant improvement in the price/performance ratio.

Nearly two years after their launch, Bull NovaScale servers have gained IT market recognition and won large customers. They are used notably as HPC (High Performance Computing) servers, as well as datawarehouse and data base servers, which are their primary targets.

About Intel

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

About Quadrics

Quadrics is a leading supplier of high performance interconnect and software products for massively parallel systems. Quadrics Ltd. is a subsidiary of Alenia Aeronautica, one of Europe's leading corporations and part of the Finmeccanica Group (www.finmeccanica.com). Additional information about Quadrics is available from (www.quadrics.com)

Press contacts

Bull

Marie-Claude Bessis – Tel : 33 (0)1 39 66 70 55 / 33 (0)6 80 64 18 81 - marie-claude.bessis@bull.net

CEA

Alexandra Bender – Tel : 33 (0)1 40 56 17 16 – a.bender@cea.fr

Press release

BULL WARRANTS HOLDERS

Louveciennes, December 8th, 2004 – Following the Board of Directors held on December 2nd that acknowledged the European Commission had approved Bull's financial restructuring, Bull wishes to remind that the holders of warrants – BSA - (ISIN code : FR0010093583) issued upon the Océanes public exchange offer that took place between June 14th and July 2nd, 2004 are entitled to exercise their warrants until December 15th, 2004.

It is to be reminded that these warrants give right to subscribe one Bull share at the price of € 0,10 per share.

Press contact :

Marie-Claude Bessis Tel. 01 39 66 70 55 - e-mail: marie-claude.bessis@bull.net

Bull Evidian and Oracle strengthen partnership on Identity and Access Management

Paris, Redwood, January 12, 2005 -

ORACLE CERTIFIED PARTNER

Bull Evidian, a leading secure management software vendor announced today that it is partnering with Oracle to provide enhanced solutions and additional benefits to their clients in the growing Identity and Access Management (IAM) market.

As a Certified Partner in the Oracle® PartnerNetwork and recognized Identity and Access Management leader, Bull Evidian has developed compatible solutions that extend Oracle Identity Management (OIM) capabilities - Oracle's enterprise identity infrastructure.

By integrating with Oracle Internet Directory (OID), one of the main components of OIM, Bull Evidian's AccessMaster provides additional capabilities in the areas of Authentication (Single Sign-On) and User life-cycle management (User Provisioning).

OIM provides native Single Sign-On (SSO) to the Web applications it enables. Relying on OID as an authoritative source - along with other LDAP-accessible directories - Evidian's AccessMaster will provide Secure Single Sign-On to all enterprise applications, including enterprise client-server, legacy applications, Java-enabled and Citrix-published applications. Transparent, this secure SSO does not require any modification of the target application. AccessMaster's administration console offers a central point for user identity management, as well as in other target applications and resources.

The partnership brings the following benefits to customers:

- Native integration with OID, enabling companies to leverage their existing Oracle user repository as an enterprise authoritative source for Identity Management.

- Secure SSO to any type of application.

- Central user administration including user provisioning for OID-enabled and other applications.

"By supporting OID, Bull Evidian adds one of the most scalable and secure User ID sources to its list of supported LDAP accessible directories. We are pleased to capitalize on our long-lasting partnership with Oracle by developing solutions that tightly integrate the access control and SSO requirements of Oracle applications in our leading IAM modular suite." says Philippe Pradat, Bull Evidian's Product Group Director.

"We welcome Bull Evidian as a provider of an enterprise secure SSO and IAM solution able to complement our security solutions. We worked with Bull Evidian to help them certify their product with Oracle and we provided technical assistance and resources to achieve integration in the most efficient manner. Evidian through their flagship product AccessMaster brings global user administration from a unique console including user provisioning for OID-enabled and other applications." says John Gawkowski, Vice President, Business Development for Server Technologies at Oracle Corp.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimise their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalising on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries world-wide.

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from server design and manufacturing for secure networked infrastructures, to applications design, integration and outsourcing. Bull Evidian is Bull's secure management software unit. Bull Evidian is a leading international player in security and service management software, in particular with its AccessMaster and OpenMaster software suites.

About the Oracle PartnerNetwork

The Oracle PartnerNetwork is a global business network of more than 13,800 companies that deliver innovative enterprise software solutions based on Oracle software. Through access to Oracle's premier products, education, technical services, marketing and sales support, the Oracle PartnerNetwork provides partners with the resources they need to be successful in today's Internet economy. Oracle partners are able to offer customers leading-edge solutions backed by Oracle's position as the world's largest enterprise software company. Partners who are able to demonstrate superior product knowledge, technical expertise and a commitment to doing business with Oracle qualify for the Oracle Certified Partner level. These partners receive a higher level of service, support, training and certification from Oracle

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net



Finalisation of Bull recapitalisation process

Paris, January 19, 2005 - As approved by the European Commission on December 1st, 2004, the French State paid to Bull, on January 14th, 2005 a restructuring aid amounting to € 517 million. This aid is combined to a profit sharing agreement under the terms of which Bull will pay the French State 23.5% of the current consolidated profit before tax over € 10 million for a 8 year period .

The payment of this aid was subject to Bull's prior reimbursement of a shareholder advance of the same amount (capital & interests) which had been granted by the French State in 2001 and 2002, and converted in March 2004 into a subordinated loan. This reimbursement took place on January 11th, 2005, thanks to a financing facility provided by Calyon and redeemed to Calyon on January 14th.

In addition 97.7% of the warrants issued upon from the public exchange offer were exercised between July 16th and December 15th, 2004, which generated m ore than € 17 million.

The last and fundamental steps of Bull's recapitalisation pr ocess are thus finalised.

After the successful market operations carried out in June 2004 (capital increase and OCEANE bonds public exchange offer), Bull has definitely restored its financial struct ure and its net equity.

Contact:

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Seznam chooses Bull NovaScale® blade servers

Intel® Xeon processor-based servers deliver the performance and reliability to power Internet advertising applications

Paris, January 31, 2005 -

Seznam, the Czech Republic's largest Internet services portal, has chosen Bull's blade NovaScale® servers, to host its advertising applications on Internet. The Bull NovaScale blade servers selected by Seznam are Intel® Xeon™ processor based systems, running Linux.

Facing the tremendous growth of these applications, Seznam has decided to increase both density and availability of their existing infrastructure. This motivated the launch of the project beginning of 2004, operational since April 2004 , that had to match four criteria:

- Extension of their computing power,

- Connection to existing SAN infrastructure without having to build up extra Fibre Channel infrastructure,

- Ease of deployment, simple administration and servicing,

- Excellent price/performance ratio of the fully redundant solution.

"*We had selected Bull NovaScale® servers based on Intel's Xeon technology to build our portal infrastructure to host our advertising applications. Bull NovaScale® Blade servers' scalability, performance and availability quickly convinced us. On all of these criteria they beat the competition*" said Pave Zima, Seznam's portal Technical Manager.

"*This is an important success that demonstrates the superiority of NovaScale® blade servers in their capacity to fulfil the highest requirements of companies challenged with the consolidation of thousands of replicated network applications, such as Internet service providers and telecommunications operators*" said Bruno Pinna, Intel servers business unit Director at Bull.

"*Internet service companies require an IT infrastructure able to provide maximum availability and fast response to a growing customer base as any IT downtime can seriously impact operations across the entire enterprise,*" said Tom Garrison, head of enterprise marketing, Intel EMEA. "*Telecommunications companies are increasingly adopting powerful Intel-based server platforms in response to their business needs. We are delighted that the Bull and Intel are able to provide Seznam with a solution that delivers the scalability, reliability and processing performance to power its business growth.*"

The solution developed for Seznam consists of:

- one Bull NovaScale® blade chassis connected to the existing disk array / SAN infrastructure through fibre channel switches,

- 14 two way Bull NovaScale® blade servers, each equipped with 2 Intel® Xeon™ processors, 3,06 GHz, 2 GB RAM, FC adapter,

- 2 fibre channel 16-ports switches,

- 2 Ethernet switches.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

PRESS INFORMATION

Bull

Oceanes Bond holders General Meeting (ISIN Code: FR0000181034)

Paris, January 31st, 2005 – Bull bondholders General Meeting held on January 31st, 2005 acknowledged the modifications effective December 1st, 2004 as brought to the original exchange offer, following the approval of the European Commission on the restructuring aid granted by the French State :

- Postpone the maturity date to January 1st, 2033,
- Reduce the coupon to 0.1% as of January 1st, 2004,
- The cancellation of the premium, redemption value being fixed at the bond's nominal value, i.e. € 15,75.

The General Meeting also approved the resolution presented by the Board of Bull under the terms of which a parity modification is proposed (10 shares per bond) for a limited period of time between March 1st and March 15th, 2005.

Upon a proposal from a bond holder representing more than a 30th of the total bonds, the General Meeting also unanimously approved a resolution proposing a temporary modification of the parity conversion at 15 shares per bond, subject to the approval of the Board of Directors of Bull. This resolution will be thus shortly presented to the Board of Directors so as to replace the previous one.

The parity will be back to 1 bond per share at the end of the conversion temporary period.
The 519,558 holders of the remaining Oceanes bonds will have the possibility, during this temporary period, to convert their bonds under attractive conditions.

Press Contact:
Marie-Claude Bessis – Tel : +33 (0)1 30803525/ +33 (0)6 80 64 18 81
marie-claude.bessis@bull.net

COMMUNIQUÉ DE PRESSE

Bull

Assemblée générale des porteurs d'Oceanes Bull (Code ISIN FR0000181034)

Paris, le 31 janvier 2005 - L'assemblée générale des obligataires de Bull s'est tenue le 31 janvier 2005. Elle a pris acte de l'entrée en vigueur au 1er décembre 2004 des modifications apportées au contrat d'émission initial du fait de l'approbation par la Commission Européenne de l'aide à la restructuration accordée par l'Etat français, soit :

- le report de l'échéance de remboursement au 1er janvier 2033,
- l'application d'un taux d'intérêt annuel de 0,1% à compter du 1er janvier 2004,
- la suppression de la prime de remboursement, le prix de remboursement unitaire étant dorénavant égal au nominal soit 15,75 euros.

L'assemblée a également approuvé la résolution présentée par le conseil d'administration de Bull qui propose une modification temporaire de la parité de conversion à raison de 10 actions pour 1 Oceane, et ce du 1er au 15 mars 2005.

L'assemblée a enfin adopté à l'unanimité, sur proposition d'un porteur détenant plus du 30ème des obligations, une résolution proposant une modification temporaire de la parité de conversion à raison de 15 actions pour 1 Oceane sous réserve de l'accord du conseil d'administration de la société. Cette résolution sera donc prochainement soumise au conseil d'administration de Bull en vue de remplacer la précédente.

La parité de conversion redeviendra de 1 action pour 1 Oceane après la période de conversion temporaire.
Les porteurs des 519558 Oceanes restant en circulation auront ainsi la possibilité, pendant cette période temporaire, de convertir leurs titres à des conditions attrayantes.

Contact Presse :
Marie-Claude Bessis – Tél : +33 (0)1 30803525/ +33 (0)6 80 64 18 81
marie-claude.bessis@bull.net

Dassault-Aviation chooses Bull NovaScale® servers to host its High Performance Computing applications

Paris, February 4, 2005 -

Dassault-Aviation is one of the major players in aeronautics. Bull, backed-up by strong expertise in IT infrastructures and high end servers, has developed a High Performance Computing (HPC) solution based on high-end Bull NovaScale® servers featuring Intel® Itanium® 2 processors, within Dassault-Aviation's computing centre.

Bull's solution includes 6 Bull NovaScale® servers with 62 processors running Linux optimised for High Performance Computing. This server is being used in different areas and is already supporting acoustic simulation calculations.

"*Through their standard processors, Bull NovaScale® servers provide "mainframe class" robustness together with high level performance that can be compared to those of the servers in operation in our computing centre*" said Jacques Pellas, Dassault-Aviation CIO. "*Two other factors were determining: the quality of support extended and the proximity of Bull's R&D centres*".

"*We are proud to work with an aeronautics company at the forefront of technology*" said Bruno Pinna, Director of Bull Intel Business unit. "*Dassault-Aviation's choice is proof of Bull's capability to deploy its strategy in High Performance Computing, cornerstone of its servers development strategy. We are strongly committed to support our clients need in that field on a long term collaboration basis.*"

Bull Novascale® servers run Intel Itanium® 2 processors. In 1997, Bull and Intel established a strong collaboration through which Bull acquired an in-depth knowledge of the Itanium technologies that, together with its own expertise in the development of large systems, allow the creation of efficient and competitive High Performance Computing solutions.

Dassault-Aviation's High Performance Computing solution includes 62 processors:

- A cluster of 3 NovaScale® 6320 servers for scientific computing,

- 3 NovaScale® servers - 4020, 4040 and 5160 - for development and compilation.

In this configuration, Bull NovaScale® servers run the Linux operating system optimised by Bull for High Performance Computing.

Additional information about Bull High Performance Computing solutions is available at http://www.bull.com/novascale/hpc/index.php

About Dassault-Aviation

Dassault-Aviation is a major player in the world of aeronautics (with a turnover of 2.80 billion euros in 2003 and 8,900 employees).

Dassault-Aviation has a presence in more than 70 countries over 5 continents. Dassault-Aviation has always been a profitable company since its creation in 1936.

Seized to adapt its production to the economic cycles of the military and non-military sides of its industry, Dassault-Aviation is on the forefront of high-tech companies in France, in Europe and in the US as well as in many other countries around the world.

With engineering design experts, production capabilities, competence and a large range of products, Dassault-Aviation offers its customers from design to operations,

Ser

See also

- Bull NovaS servers
- Bull HPC sc

a large portfolio of know-how based on strong entreprenarial values.

Additional information about Dassault Aviation is available at http://www.dassault-aviation.com

About Intel

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull announces the NovaScale 2021 Blade server

A platform designed to reduce IT infrastructure complexity

The NovaScale® 2021 Blade server features 64-bit Intel® Xeon processors

Paris, February 4, 2005 -

Bull introduces today the second generation of its NovaScale Blade servers with the NovaScale Blade 2021.

A powerful platform designed to reduce infrastructure costs and complexity:

With its advanced technology, the Bull NovaScale 2021 blade server has been designed as a powerful platform to reduce both infrastructure complexity and costs through applications and data consolidation.

The NovaScale 2021 Blade server based on 64-bit Intel Xeon processors also drastically simplifies deployments of large scale applications such as Oracle or SAP.

The architecture provides a high density of computing power and huge horizontal scalability. To lower acquisition and operational costs and to simplify infrastructures deployments, NovaScale Blade servers are based on common standard building-blocks and a single chassis, and are delivered with powerful management tools including Bull NovaScale Master

Designed and developed by Bull, NovaScale Master is a software suite based on open source components. It is fully interoperable with other management platforms and is complemented by a suite of tools that allows fast deployment, provisioning and inventory control.

"*The NovaScale 2021 Blade servers from Bull deliver increased manageability with performance, reliability, size and power saving features that IT managers demand,*" said Taufik Ma, General Manager Enterprise Products and Services Division, Intel Corporation. "*These servers help reduce infrastructure complexity and saving costs, using the latest Intel® 64-bit processor technology*" he continued.

"*An ideal complement to our Intel® Itanium® 2 processor-based NovaScale servers, the NovaScale Blade server strengthens our offer and will help our customers to consolidate their overall infrastructure at a low cost. Our value proposal based on high flexibility is very attractive to telco operators and large companies to whom Bull has already delivered hundreds of NovaScale blade servers since their launch,*" said Bruno Pinna, Director of Bull Intel Business Unit.

The sharing of critical components (including redundant power supplies, management modules, network accesses and midplanes), the increased density and the powerful tools for administration help reducing the large IT infrastructure complexity, simplifying and accelerating deployments, thus improving troubleshooting and securing repair.

The NovaScale Blade servers bring the flexibility, the interoperability and the non-stop services required by the new service-oriented infrastructures. NovaScale Blade servers - from acquisition through multiple redeployments and service - offer attractive cost-effective solutions to reducing TCO in today's data centers while eliminating much of the time an administrator dedicates to deploying and managing servers.

Bull also provides a full range of professional services to assist its customers in the installation, deployment and operations of its blade server infrastructure.

Ser

See also

- NovaScale Blade serv
- NovaScale servers

Bull NovaScale 2021 Blade Server characteristics

The new Bull NovaScale 2021 Blade server is equipped with 2-way 64-bit Intel® Xeon™ processors blades with a frequency of up to 3.6GHZ, 1MB L2 cache running at 800MHz FSB and new SCSI disks.

The Intel® Xeon™ processor brings 64-bit extension technology, PCI Express, the new generation of high speed memory DDR2 and the DBS function to optimize the power consumption.

The NovaScale Blade 2021 Blade Server includes a high density chassis (7U), holding up to 14 x 2-way blades.

Each NovaScale Blade has its own Service Processor, communicating with a centralized optional redundant chassis management module.

The NovaScale Blade may optionally be equipped with storage capacities up to 746GB and delivers extensive I/O capabilities for larger network (LAN/SAN) connectivity.

The NovaScale Blade servers run Microsoft® Windows® Server 2003, Red Hat® Linux® and Novell® Linux®.

The NovaScale Blade servers will support forthcoming 64-bit Intel® Xeon™ processors which will notably provide larger amounts of cache memory.

Main characteristics summary

- Support of the 64-bit Intel® Xeon™ processors, PCI Express, DDR2, DBS

- Support of SCSI disks

- Same chassis as Bull NovaScale Blade Servers 2020 & 2040

- Powerful management tools including NovaScale Master and an Integrated Processor Management Interface (IPMI)

Price and availability date

The new server is available at the time of this announcement.

Entry prices start from 1 900 euros

More info on www.bull.com/novascale

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull enhances the entry-level of its Escala AIX / Power 5 technology-based servers

With the announcement of the Escala PL250R-L model, the Escala server range covers all the Unix® infrastructure needs of the enterprise, from front to back-office applications.

Ser

See

- Escala PL 2 model
- White pape Affordable availability

Paris, February 8, 2005 -

Bull extends its Escala AIX™ / POWER5™ processor based server offer with the announcement of the Escala PL250R-L model, an entry-level server running AIX™ 5.2 and 5.3

This model, in a compact 2U format, combines the strength of the new generation of POWER 5 RISC processors, flexibility through on-demand usage, advanced functionalities such as resource virtualization through AIX™/Power micro partitioning and I/O and network virtualization. These functionalities allow the co-hosting or the straightforward consolidation of many applications per server, all at a very competitive price: less than 5400 Euros, 3-year guaranty included.

High availability for entry level AIX: ARF, a Bull exclusive

The PL250R-L model, as the entire Escala range, benefits from a Bull exclusive: low-cost high availability

ARF (Application Roll-Over Facility), a Bull development, offers comprehensive cluster administration, making critical applications operational 24/24, 7/7. ARF ensures:

- Automatic fault detection

- Automatic or manual roll-over of one node to another in the cluster

- Operational administration and optimization

Requiring no additional hardware investment, ARF functions with several different types of applications: in particular SAP due to the inclusion of the NFS (Network File System) function. It is thus possible to have high availability on entry-level AIX™/POWER5 servers at a particularly low price.

Complete range of complementary services, a three year guaranty

To facilitate the deployment of this new generation of servers, Bull guarantees its Escala PL250R-L models for three years.

Bull also offers a complete range of consulting, training, installation, integration and support services, such as:

- Consulting in virtualization and the installation of partitions and micro-partitions, after a formal study of system resource use

- HA999, a high availability maintenance offer. Bull's High Availability Center commits to 99.9% annual availability for its customer, 365 days a year, 24/24.

With the Escala PL250R-L server, Bull is extending its POWER/AIX™ offer to the entry level distributed environment (branch offices and distributed sites, front-end or mid-range server farms

Price and availability

The entry-level configuration price: Escala PL250R-L (1 1.5GHz processor, 512 MB of memory and 73GB of disk space) from 5370 Euros.

These servers will be available at the beginning of March 2005.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 35 89 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull announces Escala Essentials, the turnkey Unix infrastructure solutions, based on the Escala AIX Power 5 servers

From High Availability to networked storage (SAN), The Escala Essentials offer robust, flexible, highly competitive turnkey Unix server infrastructures

See also
Escala AIX servers

Paris, February 8, 2005 -

Bull launches 'Escala Essentials' : turnkey infrastructure solutions that rely on Escala AIX™ Power5 servers.

Enterprises that made the Unix ® choice for their server infrastructures will benefit from the best open solutions on the market for critical features such as high availability, back-up and networked storage.

Fully pre-tested and validated by Bull's Competence Centres, these solutions provide a quick implementation warranty.

Turnkey and open solutions on AIX :

By integrating offers from market leaders, 'Escala Essentials' open solutions provide seamless exploitation and maintainability, as well as high scalability. In order to adapt the offer to the various levels of performance and reliability requested by enterprises, several versions are made available in each domain.

· **High availability** : complete high availability environments, that integrate either Bull's ARF software - an exclusive low cost solution- or HA-CMP

· **Back-up**: solutions that integrate EMC Clariion storage subsystems, Bull's OpenSave back-up software, Veritas NetBackup and EMC Legato NetWorker, as well as StorageTek and Overland libraries

· **Networked storage** : solutions that integrate EMC Clariion AX100/CX300/500 storage subsystems, Brocade Silkworm switches and Bull's SAN management software S@N.IT!

With 'Escala Essentials', Bull provides businesses that have chosen to deploy Unix ® environments all the power of Bull's Escala Power5 / AIX™ servers, pre-packaged with the best of the market infrastructure solutions.

A complete set of related services

As a complement to these pre-packaged solutions, Bull proposes to enterprises and integrators/partners consulting services, training, installation and integration support. These services rely on Bull's AIX™ Expertise Center, the first of its class in Europe. They also rely on Expertise Centers for High Availability, Middleware and Database (SAP, BaaN, Oracle), e-business solutions (BEA, Oracle), and Storage environments (EMC², StorageTek)

Availability

These packages are available from now on.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of

NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 35 89 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull : 2004 results



EBIT : + € 41.1 million, Net Profit: € 10.8 million. Recapitalisation completed

Paris, February 11, 2005 - On February 10th, the Board of Directors of Bull met , headed by Didier Lamouche, Chairman and Chief Executive Officer and in the presence of Gervais Pellissier, Vice-President of the Board of Directors. The Board examined the financial statements for the full year 2004 which confirm the success of the turnaround and recapitalisation plan of the Company.

The Board members paid homage to Pierre Bonelli, extending their recognition to his tremendous professionalism and reminding the success of the three steps turnaround plan that he had initiated in 2002 (restructuration, operational turnaround and recapitalisation) and praised what Gervais Pellissier and his team achieved until January 31st, 2005.

2004 Results

The revenue, in line with expectations, reached € 1,139 million against € 1,265 million in 2003, showing a stabilisation of the turnover during the second year half compared to the first half of 2004. The gross margin[1] amounted to € 315 million, representing 27.6% of revenues against 26.9% in 2003.

SG&A expenses reached € 220 against € 238.8 million in 2003, representing 19.3% of the revenues, R&D expenses having been maintained at 4.7% of the turnover.

Earnings before tax, financial expenses, goodwill amortization and exceptional items, (EBIT[2]) amount to € 41.1 million, i.e. 3.6% of the revenue. Bull confirms its profitability during five consecutive semesters.

Financial expenses amount to € 30.8 million, of which € 25.9 million are related to capitalised interest expenses on the French State loan.

The Group net result (excluding exceptional items related to the recapitalisation) is a profit of € 10.8 million to be compared to € 4.1 million in 2003.

Once taken into account the items related to the financial restructuring of the Group, the net profit is € 554,5 million.

After the completion of the recapitalisation process, Bull's net cash position amounts to € 237 million while the consolidated net equity reached € 58.4 million.

The free cash flow[3] generated by Bull in 2004 amounts to € 67.8 million against 55.2 million in 2003.

---

1 Gross margin is the difference between the revenue and cost of products and services sold

2 EBIT is the operating profit +/- gain or loss on foreign exchange.

3 The free cash flow is the operating cash flow +/- exceptional items, excluding the financial restructuring impact.

Operations

In 2004, Bull continued the implementation of its strategy and consolidated its sales presence in several areas.

In the server field, Bull strengthened its GCOS installed base through the renewal of its GCOS7 and GCOS8 ranges and focused its developments on the design and production of high range servers for networked infrastructures and high performance computing. In 2004, Bull was chosen by the CEA to supply Europe's most powerful supercomputer intended for simulation of the French nuclear program. In the same way, NovaScale servers were at the heart of the world first cryptography with the SHA-0 code breaking. In Spain, the Castilla La Mancha University and the European Parallelism Centre selected NovaScale servers to host their high performance computing applications.

During 2004, Bull also reinforced its commercial dynamics through technological and commercial partnerships representing a strong development potential. After the agreement signed with Kraftway in Russia, OEM agreements were signed in China and Brazil for sale of the NovaScale range.

In 2004, Bull also announced the Bull NovaScale 6000 and 9000 models, reference platforms for Microsoft Windows® and Linux® applications infrastructures. These new servers also run GCOS8, Bull's operating system, reflecting Bull's strategy aiming at the deployment of its GCOS systems on standard and open servers in order to offer its customers a sure economic evolution.

In the commercial field, Bull enriched its Intel® Itanium® applications portfolio with large software vendors.

On the UNIX market, Bull boosted its Escala range (Power/AIX) with the announcement of high-end servers based on Power5 technology and also significantly increased sales in this field.

Bull continued to actively take part in the Open Source movement in particular through it commitment in the ObjectWeb consortium, which welcomed new members amongst which, large industrial companies.

In the security arena, with a renewed offer, in particular in the area of Identity and Access Management, Bull won significant commercial success in 2004: Globecast, the worldwide leader in satellite services chose OpenMaster to manage the quality of service of its high availability network. In Germany, T-Com, one of the leading landline telephone operators in Europe, chose Bull for its SSO infrastructure and management of identities and access of 100,000 users. Lastly, Bull administers and supervises the quality of service of the French inter-banking network and secures the virtual platform used by Dassault-Aviation to design the Falcon 7X aircraft.

On the geographical level, Bull marked good performance from the US, Spain, Benelux and Eastern Europe counties.

In services, Bull's activities were marked by an 8% growth in orders when compared to 2003. In addition, Bull has gained new outsourcing contracts, among them the hosting of a help desk at Atlantica, Crédit Agricole Group or the outsourcing of scientific servers and workstations at Onera. Bull also reinforced its presence in infrastructure services through important new contracts for the deployment of IT infrastructure projects within large French groups, amongst which EDF.

2004 was also the year with boosting integration projects in decisional and deployment of large telecommunications billing projects deployment abroad. Outside France, Bull ensured the refurbishment of the IT systems of six of the ten new entrants to the European Union. Bull also furthered its development in Eastern Europe, as shown by the modernisation contract of the Bulgarian tax system.

Recapitalisation completed

In 2004, the last and essential steps of the recapitalisation process were completed.

The market operations launched in June 2004 (capital increase, and Oceane bonds public exchange offer) were successfully carried out allowing Bull to raise € 61 million.

On December 1st , 2004 the European Commission approved the restructuring aid amounting to Bull.

On January 14th, 2005 the French State paid to Bull a restructuring aid amounting to € 517 million. This aid is combined to a profit sharing agreement under the terms of which Bull will pay the French State 23.5% of the consolidated profit before tax exceeding € 10 million for a 8 year period.

The payment of this aid was subject to Bull's prior reimbursement of a shareholder advance of the same amount (capital & interests) which had been granted by the French State in 2001 and 2002, and converted in March 2004 into a subordinated loan. This reimbursement took place in January 2005.

The recapitalisation of Bull is now completed. Bull has definitely restored its financial structure and net equity.

Perspectives

For the 1st semester of 2005, Bull's ambition is to maintain its operational profitability, as achieved over the past 2 years. Bull targets an EBIT objective similar to the one of 2004 2nd half, i.e. € 18 million.

In a context of moderate growth and in conjunction with the evolution of its management team, the revenues of the first semester of 2005 are expected to reach an amount of approximately € 560

million.

Didier Lamouche added: "during the 1st semester, we will implement an action plan clearly dedicated to growth. The foundations of this plan will be the identification of strategic market opportunities as applied to the Group's strengths and the implementation of a renewed operational structure fully dedicated to a strong execution".

Didier Lamouche also underlined his confidence in Bull, in its great talents in numerous areas as well as in its unique competence network to regain the rank it deserves in the information technology market.

Bull - 2004 P&L

(M. Euros)	2004	2003
Bookings	**1183**	**1158**
Revenue	**1139**	**1265**
Gross Margin	**315**	**340**
% Revenue	*27.6%*	*26.9%*
R&D	**(54)**	**(60.5)**
% Revenue	*4.7%*	*4.8%*
SG&A	**(220)**	**(238.8)**
% Revenue	*19.3%*	*18.9%*
Exchange Gain/Loss	0.4	(0.3)
EBIT	**41.1**	**40.7**
% Revenue	*3.6%*	*3.2%*
Interests	(30.8)	(47.6)
Goodwill/Taxes	(8.6)	(15.2)
Capital Gains & Others	9.0	26.2
Net Income ***w/o financial restructuring impact***	**10.8**	**4.1**
Differed Tax Assets	51.7	
Financial gains (OCEANES)	29.9	
Restructuring Aid (exceptional product)	517.0	
Reserve for Profit Sharing Agreement	(54.0)	
PSDD costs	(0.8)	
Net income	**554.5**	

Contact:

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 35 89 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull

Les Clayes-sous-Bois, le 11 février 2005

Veuillez trouver ci-joint, le communiqué de presse émis ce jour sur les résultats 2004 du Groupe.

Marie-Claude Bessis *Patrick Semtob*

COMMUNIQUE DE PRESSE

Bull : Résultats 2004

Ebit : + € 41.1 M, bénéfice net : € 10,8 M

Recapitalisation achevee

Paris, le 11 février 2005 : Le Conseil d'Administration de Bull réuni le 10 février sous la présidence de Didier Lamouche, Président Directeur Général du Groupe et en présence de Gervais Pellissier Vice Président du Conseil d'Administration, a arrêté les comptes du Groupe pour l'exercice 2004. Ces résultats confirment la réussite du plan de redressement et de recapitalisation de Bull.

Les membres du Conseil d'Administration ont rendu hommage à Pierre Bonelli, en marquant leur reconnaissance pour son immense professionnalisme ainsi qu'en rappelant le succès du plan de redressement en 3 étapes qu'il avait initié en mars 2002 (restructuration, redressement opérationnel et recapitalisation), et ont salué le travail accompli par Gervais Pellissier et son équipe jusqu'au 31 janvier 2005.

Résultats 2004

Le chiffre d'affaires, en ligne avec les prévisions, a atteint € 1 139 millions contre € 1 265 millions pour l'exercice 2003, avec une stabilisation du chiffre d'affaires du second semestre par rapport au premier semestre. La marge brute[1] qui a atteint € 315 millions représente 27,6% du chiffre d'affaires contre 26,9 % en 2003.

Les frais administratifs et commerciaux ont atteint € 220 millions contre € 238,8 millions en 2003, soit 19,3% du chiffre d'affaires, les dépenses de R&D ayant pour leur part été maintenues à 4,7% du chiffre d'affaires.

Le résultat avant impôts, frais financiers, amortissement des survaleurs et éléments exceptionnels (EBIT[2]), a atteint € 41,1 millions soit 3,6% du chiffre d'affaires. Bull confirme ainsi sa capacité bénéficiaire sur cinq semestres consécutifs.

Les frais financiers se sont élevés à € 30,8 millions dont € 25,9 millions pour les intérêts capitalisés liés à l'avance de l'Etat.

Le résultat net hors opérations exceptionnelles liées à la recapitalisation est de € 10,8 millions à comparer à € 4,1 millions pour l'exercice 2003.

La prise en compte dans le résultat net des opérations liées à la restructuration financière conduit à un résultat net comptable de € 554,5 millions.

Après finalisation de la recapitalisation, la trésorerie nette du Groupe s'élève à € 237 millions et ses fonds propres consolidés à € 58,4 millions.

Le cash-flow libre[3] généré par Bull en 2004 a été de € 67,8 millions contre € 55,2 millions en 2003.

1 La marge brute correspond au chiffre d'affaires moins le coût des produits et services vendus

2 L'EBIT correspond au résultat d'exploitation +/- pertes de change

3 Le cash flow libre correspond au cash flow opérationnel +/- éléments exceptionnels, avant impact des opérations de restructuration financière.

Opérations

En 2004, Bull a poursuivi la mise en œuvre de sa stratégie et a conforté sa présence commerciale dans plusieurs secteurs.

Dans le domaine des serveurs, Bull a conforté sa base GCOS en renouvelant son parc GCOS 7 et GCOS 8 et a axé son développement sur la conception et la production de serveurs haut de gamme pour les infrastructures en réseau et le calcul haute performance. Ainsi en 2004, Bull a été retenu par le CEA pour la fourniture du supercalculateur le plus puissant d'Europe destiné à la simulation du programme nucléaire français. De même, les serveurs NovaScale ont été au coeur d'une première mondiale dans la cryptographie avec le hachage du code SHA-0 ; En Espagne, l'université Castilla la Mancha et le Centre Européen de Parallélisme ont choisi les serveurs NovaScale pour héberger leurs applications de calcul haute performance.

Au cours de l'année 2004, Bull a également renforcé sa dynamique commerciale au travers de partenariats technologiques et commerciaux porteurs d'un fort potentiel de développement. Après l'accord signé avec Kraftway en Russie, des accords OEM ont été signés en Chine et au Brésil pour la commercialisation de la gamme NovaScale.

En 2004, Bull a également annoncé les modèles Bull NovaScale 6000 et 9000, plates-formes de référence pour les infrastructures applicatives Microsoft® Windows® et Linux®. Ces nouveaux serveurs exploitent également GCOS8, le

système d'exploitation de Bull, validant ainsi la stratégie du Groupe qui vis à déployer ses systèmes GCOS sur des serveurs standards et ouverts afin d'offrir à ses clients une évolution économique sûre.

Dans le domaine commercial, Bull a enrichi son portefeuille d'applications s'exécutant sur Intel Itanium avec les grands éditeurs de logiciels.

Sur le marché UNIX, Bull a significativement augmenté ses ventes. Parallèlement Bull a enrichi sa gamme Escala (POWER/AIX) avec l'annonce de serveurs haut de gamme à base de technologie Power5® .

Bull a continué à participer activement au mouvement Open Source notamment à travers son engagement dans le consortium ObjectWeb qui a accueilli de nouveaux membres parmi lesquels de grands industriels.

Dans le domaine de la sécurité, avec une offre renouvelée notamment dans la gestion des identités et des accès, Bull a remporté des succès commerciaux significatifs en 2004 : Globecast, premier fournisseur mondial de services par satellite a choisi OpenMaster pour administrer la qualité de service de son réseau à haute disponibilité. En Allemagne, T-Com, l'un des premiers opérateurs de téléphonie fixe en Europe, a choisi Bull pour la fourniture de l'infrastructure de SSO et la gestion sécurisée des identités et des accès de 100 000 utilisateurs.

Enfin, Bull administre et supervise la qualité de service du réseau interbancaire français et sécurise le plateau virtuel de conception du Falcon 7X de Dassault-Aviation.

Au plan géographique on notera la bonne performance des Etats-Unis de l'Espagne, du Bénélux et des pays de l'Europe de l'Est.

Dans le domaine des services, l'activité de Bull a été marquée par une croissance des commandes de 8% par rapport à 2003. Bull a par ailleurs obtenu de nouveaux contrats d'infogérance tels que l'hébergement d'un plateau de Help Desk pour Atlantica-groupe Crédit Agricole ou l'infogérance des stations de travail et des serveurs scientifiques de l'Onera. Bull a également accentué sa présence dans les services d'infrastructure en remportant le déploiement de projets d'infrastructures informatiques au sein de grands groupes français parmi lesquels l'EDF

2004 s'illustre aussi par un développement des projets d'intégration dans le domaine du décisionnel ainsi que le déploiement de grands projets de facturation dans les télécommunications à l'exportation. A l'étranger, Bull a assuré la refonte des systèmes d'information douaniers de six pays sur les dix entrants dans l'Union européenne et poursuit son développement à l'Est de l'Europe, ainsi qu'en témoigne par exemple le contrat de modernisation du système fiscal bulgare.

Recapitalisation achevée

En 2004, les dernières étapes, essentielles, du processus de recapitalisation de Bull, ont été réalisées.

Les opérations de marché lancées en juin 2004 (augmentation de capital et offre publique d'échange des OCEANEs) ont été couronnées de succès et ont permis de lever € 61 millions.

Le 1er décembre 2004, la Commission Européenne a donné son accord pour l'octroi d'une aide à la restructuration en faveur de Bull.

L'Etat a versé à Bull le 14 janvier 2005 une aide à la restructuration de € 517 Millions. Cette aide est assortie d'une clause de retour à meilleure fortune, aux termes de laquelle l'entreprise reversera à l'Etat 23,5 % du résultat courant consolidé avant impôt enregistré pendant une durée de huit ans à compter de 2005, avec une franchise annuelle de €10 millions.

Le versement de cette aide était conditionné au remboursement préalable par l'entreprise d'une avance d'actionnaire d'un même montant (capital + intérêts) qui avait été accordée par l'Etat à l'entreprise en 2001 et 2002 et convertie en mars 2004 en prêt subordonné à durée déterminée. Ce remboursement a été effectué en janvier 2005.

La recapitalisation de Bull est donc achevée. Le Groupe a définitivement assaini sa structure financière et restauré ses fonds propres.

Perspectives

Pour le 1er semestre 2005, le Groupe vise à maintenir sa rentabilité opérationnelle dans la continuité des exercices précédents. Il cible donc un objectif d'EBIT identique à celui fixé au 2ème semestre 2004, à savoir € 18 millions.

Dans un contexte de croissance modérée du marché et d'évolution de la structure managériale, le chiffre d'affaires du 1er semestre 2005 devrait s'établir autour de € 560 millions.

Didier Lamouche a précisé que : « le 1er semestre verra la mise en place d'un programme d'action résolument tourné vers la croissance. Ce programme sera fondé sur l'identification des opportunités stratégiques du marché au regard des atouts du Groupe et sur une structure opérationnelle renouvelée mettant l'accent sur une exécution forte ».

Il a souligné sa confiance dans Bull qui possède de grands talents dans de nombreux domaines et qui s'appuie d'un réseau de compétences uniques pour regagner la place qui lui revient sur le marché des technologies de l'information.

Bull - Compte de résultats 2004

(M. Euros)	2004	2003
Commandes (*)	**1183**	**1158**
Chiffre d'affaires	**1139**	**1265**
Marge brute	**315**	**340**
% CA	*27,6%*	*26,9%*
R&D	**(54)**	**(60,5)**
% CA	*4,7%*	*4,8%*
Frais commerciaux et administratifs	**(220)**	**(238,8)**
% CA	*19,3%*	*18,9%*
Gain/Perte de change	0,4	(0,3)
EBIT	**41,1**	**40,7**
% CA	*3,6%*	*3,2%*
Frais financiers	(30,8)	(47,6)
Impôt et amortissement de survaleurs	(8,6)	(15,2)
Gains/Pertes sur cessions d'actifs et autres	**9,0**	**26,2**
Résultat net ***(hors opérations de recapitalisation)***	**10,8**	**4,1**
Actif d'Impôt différé	51,7	
Gains financiers (OCEANES)	29,9	
Aide de l'Etat (produit exceptionnel)	517,0	
Provision pour CRMF	(54,0)	
Coûts du PSDD	(0,8)	
Résultat net	**554,5**	

(*) commandes enregistrées au cours de l'exercice

Contact presse :

Marie-Claude Bessis – Tel : + 33 (0)1 30 80 35 89 – Tel: + 33 (0)6 80 64 18 81 –

marie-claude.bessis@bull.net

Bull

Les Clayes-sous-Bois, February 11th, 2005

You will find here after the press release issued by the Group to announce its 2004 results.

Marie-Claude Bessis *Patrick Semtob*

PRESS RELEASE

Bull : 2004 results

EBIT : + € 41.1 million, Net Profit: € 10.8 million
Recapitalisation completed

February 11th, 2005 : On February 10th, the Board of Directors of Bull met , headed by Didier Lamouche, Chairman and Chief Executive Officer and in the presence of Gervais Pellissier, Vice-President of the Board of Directors. The Board examined the financial statements for the full year 2004 which confirm the success of the turnaround and recapitalisation plan of the Company.

The Board members paid homage to Pierre Bonelli, extending their recognition to his tremendous professionalism and reminding the success of the three steps turnaround plan that he had initiated in 2002 (restructuration, operational turnaround and recapitalisation) and praised what Gervais Pellissier and his team achieved until January 31st, 2005.

2004 Results

The revenue, in line with expectations, reached € 1,139 million against € 1,265 million in 2003, showing a stabilisation of the turnover during the second year half compared to the first half of 2004. The gross margin[1] amounted to € 315 million, representing 27.6% of revenues against 26.9% in 2003.

SG&A expenses reached € 220 against € 238.8 million in 2003, representing 19.3% of the revenues, R&D expenses having been maintained at 4.7% of the turnover.

Earnings before tax, financial expenses, goodwill amortization and exceptional items, (EBIT[2]) amount to € 41.1 million, i.e. 3.6% of the revenue. Bull confirms its profitability during five consecutive semesters.

Financial expenses amount to € 30.8 million, of which € 25.9 million are related to capitalised interest expenses on the French State loan.

The Group net result (excluding exceptional items related to the recapitalisation) is a profit of € 10.8 million to be compared to € 4.1 million in 2003.

Once taken into account the items related to the financial restructuring of the Group, the net profit is € 554,5 million.

After the completion of the recapitalisation process, Bull's net cash position amounts to € 237 million while the consolidated net equity reached € 58.4 million.

The free cash flow[3] generated by Bull in 2004 amounts to € 67.8 million against 55.2 million in 2003.

1 Gross margin is the difference between the revenue and cost of products and services sold

2 EBIT is the operating profit +/- gain or loss on foreign exchange.

3 The free cash flow is the operating cash flow +/- exceptional items, excluding the financial restructuring impact.

Operations

In 2004, Bull continued the implementation of its strategy and consolidated its sales presence in several areas.

In the server field, Bull strengthened its GCOS installed base through the renewal of its GCOS7 and GCOS8 ranges and focused its developments on the design and production of high range servers for networked infrastructures and high performance computing. In 2004, Bull was chosen by the CEA to supply Europe's most powerful supercomputer intended for simulation of the French nuclear program. In the same way, NovaScale servers were at the heart of the world first cryptography with the SHA-0 code breaking. In Spain, the Castilla La Mancha University and the European Parallelism Centre selected NovaScale servers to host their high performance computing applications.

During 2004, Bull also reinforced its commercial dynamics through technological and commercial partnerships representing a strong development potential. After the agreement signed with Kraftway in Russia, OEM agreements were signed in China and Brazil for sale of the NovaScale range.

In 2004, Bull also announced the Bull NovaScale 6000 and 9000 models, reference platforms for Microsoft Windows® and Linux® applications infrastructures. These new servers also run GCOS8, Bull's operating system, reflecting Bull's strategy aiming at the deployment of its GCOS systems on

standard and open servers in order to offer its customers a sure economic evolution.

In the commercial field, Bull enriched its Intel® Itanium® applications portfolio with large software vendors.

On the UNIX market, Bull boosted its Escala range (Power/AIX) with the announcement of high-end servers based on Power5 technology and also significantly increased sales in this field.

Bull continued to actively take part in the Open Source movement in particular through it commitment in the ObjectWeb consortium, which welcomed new members amongst which, large industrial companies.

In the security arena, with a renewed offer, in particular in the area of Identity and Access Management, Bull won significant commercial success in 2004: Globecast, the worldwide leader in satellite services chose OpenMaster to manage the quality of service of its high availability network. In Germany, T-Com, one of the leading landline telephone operators in Europe, chose Bull for its SSO infrastructure and management of identities and access of 100,000 users. Lastly, Bull administers and supervises the quality of service of the French inter-banking network and secures the virtual platform used by Dassault-Aviation to design the Falcon 7X aircraft.

On the geographical level, Bull marked good performance from the US, Spain, Benelux and Eastern Europe counties.

In services, Bull's activities were marked by an 8% growth in orders when compared to 2003. In addition, Bull has gained new outsourcing contracts, among them the hosting of a help desk at Atlantica, Crédit Agricole Group or the outsourcing of scientific servers and workstations at Onera. Bull also reinforced its presence in infrastructure services through important new contracts for the deployment of IT infrastructure projects within large French groups, amongst which EDF.

2004 was also the year with boosting integration projects in decisional and deployment of large telecommunications billing projects deployment abroad. Outside France, Bull ensured the refurbishment of the IT systems of six of the ten new entrants to the European Union. Bull also furthered its development in Eastern Europe, as shown by the modernisation contract of the Bulgarian tax system.

Recapitalisation completed

In 2004, the last and essential steps of the recapitalisation process were completed.

The market operations launched in June 2004 (capital increase, and Oceane bonds public exchange offer) were successfully carried out allowing Bull to raise € 61 million.

On December 1st , 2004 the European Commission approved the restructuring aid amounting to Bull.
On January 14th, 2004 the French State paid to Bull a restructuring aid amounting to € 517 million. This aid is combined to a profit sharing agreement under the terms of which Bull will pay the French State 23.5% of the consolidated profit before tax exceeding € 10 million for a 8 year period.

The payment of this aid was subject to Bull's prior reimbursement of a shareholder advance of the same amount (capital & interests) which had been granted by the French State in 2001 and 2002, and converted in March 2004 into a subordinated loan. This reimbursement took place in January 2005.

The recapitalisation of Bull is now completed. Bull has definitely restored its financial structure and net equity.

Perspectives

For the 1st semester of 2005, Bull's ambition is to maintain its operational profitability, as achieved over the past 2 years. Bull targets an EBIT objective similar to the one of 2004 2nd half, i.e. € 18 million.

In a context of moderate growth and in conjunction with the evolution of its management team, the revenues of the first semester of 2005 are expected to reach an amount of approximately € 560 million.

Didier Lamouche added: "during the 1st semester, we will implement an action plan clearly dedicated to growth. The foundations of this plan will be the identification of strategic market opportunities as applied to the Group's strengths and the implementation of a renewed operational structure fully dedicated to a strong execution".

Didier Lamouche also underlined his confidence in Bull, in its great talents in numerous areas as well as in its unique competence network to regain the rank it deserves in the information technology market.

Bull – 2004 P&L

(M. Euros)	2004	2003
Bookings	**1183**	**1158**
Revenue	**1139**	**1265**
Gross Margin	**315**	**340**
% Revenue	*27.6%*	*26.9%*
R&D	**(54)**	**(60.5)**
% Revenue	*4.7%*	*4.8%*
SG&A	**(220)**	**(238.8)**
% Revenue	*19.3%*	*18.9%*
Exchange Gain/Loss	0.4	(0.3)
EBIT	**41.1**	**40.7**
% Revenue	*3.6%*	*3.2%*
Interests	(30.8)	(47.6)
Goodwill/Taxes	(8.6)	(15.2)
Capital Gains & Others	**9.0**	**26.2**
Net Income ***w/o financial restructuring impact***	**10.8**	**4.1**
Differed Tax Assets	51.7	
Financial gains (OCEANES)	29.9	
Restructuring Aid (exceptional product)	517.0	
Reserve for Profit Sharing Agreement	(54.0)	
PSDD costs	(0.8)	
Net income	**554.5**	

Press contact:
Marie-Claude Bessis – Tel : + 33 (0)1 30 80 35 89 – Tel: + 33 (0)6 80 64 18 81 –
marie-claude.bessis@bull.net

PRESS INFORMATION

Bull

Temporary modification of Bull Oceane bonds parity conversion (ISIN Code FR0000181034)

Paris, February 11th, 2005

Bull bondholders General Meeting held on January 31st, 2005 unanimously approved a resolution proposing a temporary modification of the parity conversion at 15 shares per bond, subject to the approval of the Board of Directors of Bull.

On February 10th, 2005, the Board of Directors approved this resolution, with a conversion period of time between March 1st and March 31st, 2005.

The 519,558 holders of the remaining Oceanes bonds will have the possibility, during this temporary period, to convert their bonds under attractive conditions.

The conversion parity will come back to 1 share per bond at the end of the conversion temporary period.

Press contact:
Marie-Claude Bessis – Tél : +33 (0)1 30 80 35 89 / +33 (0)6 80 64 18 81
marie-claude.bessis@bull.net

COMMUNIQUÉ DE PRESSE

Modification temporaire de la parité de conversion des Oceanes Bull (Code ISIN FR0000181034)

Paris, le 11 février 2005,

L'assemblée générale des obligataires de Bull qui s'était tenue le 31 janvier 2005 avait adopté à l'unanimité une résolution proposant une modification temporaire de la parité de conversion à raison de 15 actions pour 1 Oceane, sous réserve de l'accord du conseil d'administration de la société.

Le conseil d'administration de Bull réuni le 10 février 2005 a approuvé cette résolution, la période de conversion étant fixée du 1er au 31 mars 2005.

Les porteurs des 519 558 Oceanes restant en circulation auront ainsi la possibilité, pendant cette période temporaire, de convertir leurs titres à des conditions attrayantes.
La parité de conversion redeviendra de 1 action pour 1 Oceane après la période de conversion temporaire.

Contact Presse :
Marie-Claude Bessis – Tél : +33 (0)1 30 80 35 25 / +33 (0)6 80 64 18 81
marie-claude.bessis@bull.net

How to bu

Jean-Pierre Barbéris joins Bull as General Manager of the services activities.

Paris, March 14, 2005 -

Effective May 17th, 2005, Jean-Pierre Barbéris joins Bull as General Manager in charge of the services activities.

Send page

Jean-Pierre Barbéris, 48, is a graduate of Ecole Polytechnique and Ecole Nationale Supérieure des Télécommunications.

Former associate of Unilog where he started his career in 1982, Jean-Pierre Barbéris has held several managing positions in the industry, technology and small and medium enterprises before he became general manager of the Consulting activities.

In 1995, he joined Sema Group as Consulting and Technology Director and then Development Director within Sema Group Business Systems, France.

In 2001, Jean-Pierre Barbéris is appointed Vice-President in charge of SchlumbergerSema world-wide public sector activities.

Since 2004, he was Atos Origin Vice-President in charge of the public sector and large accounts in France, thus highly contributing to the integration of Sema within Atos as well as to the success of the new company in this arena.

Didier Lamouche, President and CEO of Bull, stated: "*I am delighted to welcome Jean-Pierre Barbéris whose professionalism is recognised. He will contribute to make services activities a growth engine for Bull*".

Michel Lepert is appointed General Manager of the Products and Systems activities

Paris, March 24, 2005 -

Michel Lepert is appointed General Manager in charge of the Products and Systems activities.

Michel Lepert, 51, is a graduate of Ecole Supérieure de Commerce de Rouen.

Michel Lepert started his career in 1979 at Unisys France where he held several sales positions. In 1995, he leaves this Company as Manager of the Finance sector to join SUN Microsystems France, one year later, as Director of Operations. He then joins EMC2 in 1999.

In 2000, Michel Lepert joins Bull to run 2AI, the storage entity of Bull. He then is appointed vice-president of the Bull Technologies Division, with the responsibility to develop Bull's offer in France while taking an active part in the turnaround of the Company between 2001 et 2004.

Michel Lepert is today named General Manager of the Products and Systems activities of Bull at a world-wide level. As such, he will be in charge of the IT infrastructures, including the range of servers, storage, maintenance and support.

Didier Lamouche, Chairman and CEO of Bull, stated: "*It is my pleasure to entrust Michel Lepert with extended responsibilities within the Company. Michel Lepert's knowledge of the market and his international experience will be key to boost the growth of the activities at the heart of Bull's know-how, at a world-wide level*".

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 35 89 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Jean-François Leprince-Ringuet joins Bull as Managing Director of the International Telco Business Unit

Paris, April 5, 2005 -

Jean-François Leprince-Ringuet joins Bull as Managing Director of the International Telco Business Unit.

Jean-François Leprince-Ringuet, 48, is a graduate of Ecole des Mines de Paris.

Jean-François Leprince-Ringuet started his career in 1980 at Thomson CSF within the semi-conductor division, before joining IBM in 1981, where he worked on the development of communications products in France and in the United-States, in White Plains, N.Y., at the "Communications Systems" Division headquarters.

Between 1989 and 1992, he was communications products marketing manager for Europe, within Hewlett-Packard, before he contributed to the launch of HP's first worldwide entity dedicated to the Telecommunications sector.

In 1992, Jean-François Leprince-Ringuet created the French subsidiary of Unisource, the European telco operator, and, in 1995, Siris, the joint-venture with Compagnie Générale des Eaux.

In 1996, he was appointed Chairman and CEO of Cap Gemini Telecom France, also in charge of the telco sector for Central and South Europe.

In 2002, he became Vice-President, Infrastructure Services, of Cap Gemini Ernst & Young Northern America.

He most recently was Managing Director of BT C&SI in France.

In addition, Jean-François Leprince-Ringuet has been Chairman of the IDATE (Institut de l'Audiovisuel et des Télécommunications en Europe) Fondation.

Didier Lamouche, Chairman and CEO of Bull, stated: "The creation of a Telco dedicated international business unit reflects Bull's new strategic ambition for development on this market. It is a great satisfaction for me to welcome Jean-François Leprince-Ringuet, a recognized leader in the Telco sector, to lead this entity. His in depth knowledge of the Telco market, his international experience are key assets for Bull's growth in this sector".

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 35 89 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net



Arkoon & Bull : alliance in firewalls

A partnership that reflects the will of both companies to decisively contribute to the momentum of European security technologies.

Paris, April 14, 2005 -

Bull and Arkoon today announce a strategic alliance in the field of network security appliances. Under the terms of this agreement, Bull is to resell Arkoon's range of security appliances, along with AccessMaster and MetaPKI, its leading products.

Arkoon security appliances have gained a strong recognition within large companies and are the first French firewall to have Common Criteria certification.

On the technology side, Arkoon will enhance its security administration platform with the advanced software functionalities of NetWall, Bull Evidian's firewall: automated rule generation, management of urgency escalation &.

"*Security is a key component of our strategy as a maker and integrator in IT infrastructures. Bull today is a major European actor in identity management, dematerialisation as well as in Cryptography. This alliance is to reinforce our dynamics and to complete our offer in firewall appliances, anti-virus and IPS*", underlines Philippe Destison, Director of Bull security activities.

For Arkoon, this partnership with a recognized leader in security represents a major milestone in its strategy to become the European alternative in network security technologies.

"*This strategic partnership is a new step in the fast development of Arkoon and a strong recognition of the quality of our appliance offer*" stated Thierry Rouquet, Chairman of Arkoon. "*The integration of Bull's NetWall advanced technologies and our collaboration with them will contribute to boost our development within security sensitive accounts and European authorities. This will also open Bull's sales channels in more than a hundred countries*".

About Arkoon

ARKOON
NETWORK SECURITY®

Arkoon, Europan manufacturer of network security equipments, protects the enterprises against all kinds of threats, intrusion attempts, worms, viruses, deny of service&

Arkoon offers a complete and homogeneous product line of multi-function appliances (firewall, VPN, IDPS, antivirus) which benefit by a centralised administration of all the security functions and offer a great simplicity of implementation and exploitation.

The Arkoon solutions and services thus permit enterprises to build the security infrastructure adapted to their needs. The real-time technology developed by Arkoon, combined to a modular and evolutionary architecture, guarantees the best security/performance ration in the market, lowering the costs of ownership at the same time.

More information about Arkoon on http://www.arkoon.net

Press contact
Jean Paul ROUX

Tel : +33(0)4 72 53 12 65 - Mobile : +33(0)6 03 01 54 44
e-mail : jproux@arkoon.net

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 35 89 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

BULL Evidian Introduces OpenMaster 7.0

An intelligent software suite for the management of information systems and telecoms under Linux

With Expert Systems for advanced correlation, the OpenMaster 7.0 software suite reduces operating costs and enhances the quality of services of information systems and telecoms

Paris, April 26, 2005 -

Bull Evidian today announced release 7.0 of its OpenMaster software suite. In addition to Windows and UNIX, it is now also fully Linux compliant. This new version is dedicated to the reduction of IT secured infrastructure administration costs as well as to the improvement in service management of critical applications and web service platforms under Apache.

In addition, OpenMaster 7.0 strengthens its mediation portfolio to the latest 3GPP R5 standards for mobile telephony. OpenMaster 7.0 also provides further services dedicated to the four main mobile telephony providers. OpenMaster 7.0's key differentiation is its business centric process management capabilities, including an intelligent correlation of all customer service resources.

OpenMaster 7.0 distinctive assets are:

- A drastic reduction of operating costs thanks to intelligent correlation based on expert system technology. This technology dramatically reduces the flow of alarms for the operators, identifies in real-time critical application and system faults, provides a business process impact analysis and takes immediately remedial measures.
- A secured administration designed to manage sensitive resources in compliance with the company security policy.
- Outstanding performance, including a capacity to handle several million alarms per day.
  OpenMaster 7.0, under Linux, is dedicated to management infrastructures cost reduction

Offering a large choice and selection of possibilities and adaptive to the specific requirements of each company, OpenMaster 7.0 under Linux enables the deployment of a management platform at a very low cost, delivering an overall performance 20% superior to those provided by traditional UNIX based platforms.

OpenMaster 7.0: applications intelligent management

Version 7.0 truly enhances OpenMaster's Information System analysis functionalities and correlation with innovative topology analysis capabilities, taking into account new alarm types and the possibility to have several concurrent correlation processes, so as to be able to handle hundreds of alarms at the same time.

In addition, OpenMaster 7.0 innovates in 3 areas of application

management:

- Selective critical applications management: based on new generation agents, OpenMaster 7.0 *enables a selective management* of applications such as Oracle, SAP, BEA Weblogic and Tuxedo.

- *Complete Web Apache server management* with the overall management of web service platforms under Apache, in terms of availability, performance and control of security components (alerts). Bull Evidian has chosen an Open Agent type of software technology, 1st component of web services management.

- Secured management of sensitive resources in compliance with the company security policy.

  OpenMaster 7.0: Enhanced management capabilities for telecom services
  OpenMaster extends its range of mediation capabilities to the latest 3GPP R5 standards for mobile telephony, in partnership with the **main telco services providers.**

The OpenMaster and OpenMaster for Telecom software suites - which complete the OpenMaster suite with dedicated applications □ are being used all over the world by security sensitive industries: T-Mobil, DFS (German air traffic control), EADS, Ericsson, France Telecom Orange, Gie CB, Teligent, Thales, etc&.

As performing solution for the management of telecom infrastructures and the quality of services, OpenMaster 7.0 is an important component of Bull's security offer, particularly in the arena of supervision and network security control.

Availability: OpenMaster 7.0 is available as of April 30, 2005.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 35 89 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull announces the NovaScale® 9162 and 9322 servers

These new models provide more power and flexibility to simultaneously run GCOS 8, Microsoft Windows and Linux applications

Paris, April 28, 2005 -

Bull today announced the NovaScale 9162 and 9322 servers, the new GCOS 8 servers of the NovaScale 9000 series.

The GCOS 8 applications hosted on the large DPS 9000 mainframes can run on the new NovaScale 9000 without any need for recompilation. These applications draw on the innovative characteristics of the Intel® Itanium® 2 processors that the NovaScale servers are based on, both in terms of flexibility and power. They have access to the Linux® and Microsoft® Windows® applications available on the same NovaScale 9000 servers, while taking advantage of the distinctive robustness of mainframes.

The new NovaScale 9000 servers based on standard components bring the GCOS 8 applications more power, more scalability, and more flexibility

The new NovaScale 9000 servers can run up to 32 Intel® Itanium® 2 processors and enable the creation of physical GCOS 8 partitions that can each use up to 12 processors. In addition, they can also integrate the GCOS Turbo Server Processor (GTSP) functionalities that increase performance by 40%.

As compared to previous models, the new NovaScale 9162 et 9322 servers bring five times more processing power, more I/O power and more flexibility.

With their physical partitioning and virtualization capabilities, the new NovaScale 9000 servers bring GCOS 8 applications an unmatched level of flexibility and scalability: up to 4 GCOS 8 physical partitions and up to 3 GCOS 8 logical partitions per physical partition, plus up to 3 physical Windows® or Linux partitions per NovaScale server. With their dynamic configuration, the logical GCOS 8 partitions bring increased flexibility that allows modification of the system resources at any time.

The new NovaScale 9000 servers can integrate the DBSP (Data Base Server) in a dedicated physical partition. The interconnection between GCOS 8 applications and the DBSP is ensured through the InfiniBand protocol, which allows throughput 10 times superior to that obtained with the previous models.

These new servers can handle up to 15,000 GNSP (GCOS Network Server Processor) telecommunications server connections.

The GCOS 8 applications draw on the latest innovations of open systems

Developed by Bull, these reflect Bull's ambition to offer open and powerful environments based on standard technologies□the family of Intel® Itanium® 2 processors□so as to fulfill the strongest expectations in terms of openness, flexibility and business continuity.

They also reflect Bull's ambition to provide its GCOS customers with a long-term evolution path. This includes giving them the best of what new technologies and standards can offer while protecting their current applications and investments.

Bull NovaScale 9162 and 9322 servers technical characteristics:

As the ultimate solution for GCOS 8 customers, the NovaScale 9162 and 9322 servers bring together GCOS robustness, with Intel processor performance and the openness of the Linux® and Microsoft® Windows® environments.

- **Openness:** GCOS 8 interoperates with Linux® and Microsoft® Windows®, facilitating the integration of production applications with standard environment functionalities.

- **Interoperability with the new e-business applications:** the launch of the NovaScale 9162 and 9322 has taken on a new dimension, assisting and speeding up the insertion of GCOS servers into new infrastructures: J2EE application servers, Internet, Intranet and Web Services.

- **Partitioning and multi-environment:** Thanks to specific partitioning functionalities, several applications running under different operating systems, such as GCOS 8, Linux® and Microsoft® Windows®, can be safely and securely consolidated on a single server.

- **Business continuity for GCOS 8 applications:** The Bull NovaScale 9000 servers have inherited the robustness, security, availability and performance of GCOS 8. They also integrate self-healing and disaster recovery functions in case of problems.

- **Performance:** Performance and evolution capabilities are unlimited in the long term since the NovaScale 9000 series will immediately benefit from every performance improvement that Intel brings to its future generations of processors.

Characteristics of the Bull NovaScale 9162 and 9322 servers:

Each GCOS 8 partition of a Bull NovaScale 9162 or 9322 server generates power up to 5,000 TPS.

The new servers provide the Bull DPS 9000/500, Bull DPS9000/700 and Bull DPS9000/TA with a long-term evolution path. They include increased power and the new functionalities of the new GCOS 8 SR6 version. This version is also available on the large Bull DPS 9000/TA200 and Bull DPS9000/TA300 (Olympus 2/2B) servers.

Servers	**NovaScale 9162**	**NovaScale 9322**
Number of Intel® Itanium® 2 processors	4 to 16	4 to 32
Number of physical partitions	1 to 2	1 to 4
Of which GCOS 8 partitions	1 to 2	1 to 4
Of which Linux® or Windows® partitions	0 to 1	0 to 3

Pricing and availability

The NovaScale 9162 and 9322 servers will be available in June 2005.

The price of the entry level NovaScale 9162, including 4 Intel® Itanium® 2 processors, 4GB memory, 4 x 73GB disks, an I/O IOSP processor and a GNSP telecommunications processor, is € 100,000.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 35 89 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Les Clayes, le 12 mai 2005

Nous avons annoncé aujourd'hui notre chiffre d'affaires du 1er trimestre 2005, ainsi que notre plan d'action pour l'année en cours que vous trouverez ci-après.

Le chiffre d'affaires s'élève à □ 257M contre □ 262 M pour la même période en 2004, soit une variation de -2%. Nous sommes donc tout près de stabiliser la décroissance de notre chiffre d'affaires, objectif que j'avais clairement identifié comme prioritaire en début d'année.

Les premiers signes tangibles de votre mobilisation sont présents : notre niveau de commandes a crû de 24% par rapport à la même période en 2004. Il s'agit de la plus forte enregistrée depuis 2002. Ceci est de bon augure pour les trimestres à venir. Je vous remercie de vos efforts.

Cependant la prochaine étape doit être la croissance du chiffre d'affaires lui-même, ce qui nécessitera beaucoup d'énergie et l'exécution sans faille des actions engagées. Le deuxième trimestre 2005 est un point de passage crucial car il représente un effort encore plus important que celui du premier trimestre. Il nous faut le réussir.

En même temps notre capacité à atteindre notre objectif de profitabilité dépend d'un strict contrôle des coûts par tous.

Nous avons démontré le potentiel de rebond de Bull. Il nous reste maintenant à le confirmer.

Didier Lamouche

We announced today our revenue for the 1st quarter 2005, as well as our action plan for the year which you will find below.

Revenue stood at □257m compared to □262m for the same period in 2004, a variation of -2%. We are therefore close to stabilizing the downturn in our revenue - an objective I clearly identified as a priority at the start of the year.

The first tangible signs of your focus are visible - orders grew by 24%, the strongest increase recorded since 2002. This is a good indication for the quarters to come and I would like to thank you for your efforts.

The next step, however, must be to grow revenue, which will require all of our energy and flawless execution of the actions we have implemented. The

second quarter 2005 is a crucial checkpoint as it represents an even greater effort than the first quarter. We have to make it happen.

At the same time, our ability to reach our profitability objective depends on tight cost control by everyone.

We have demonstrated Bull's potential to bounce back. We now need to confirm it.

Didier Lamouche

Communiqué de Presse

Bull : chiffre d'affaires
du 1er trimestre 2005 et plan d'action 2005

Stabilisation du chiffre d'affaires
Croissance de 24% des commandes

Paris, le 12 mai 2005 : Le chiffre d'affaires du Groupe Bull pour le premier trimestre 2005 confirme le retournement de tendance positif amorcé au second semestre 2004. Il s'élève à □ 257 millions contre □ 262 millions, soit une variation de - 2%, par rapport à la période correspondante de 2004.

Le Groupe a enregistré une progression de 24% de ses commandes au 1er trimestre 2005. Cette progression est la plus forte enregistrée depuis 2002.
Elle concerne les produits et, dans une moindre mesure, les services ainsi que la plupart des zones géographiques sur lesquelles le Groupe opère ce qui augure favorablement de la capacité du Groupe à renouer avec la croissance.

Pour le premier semestre 2005, le Groupe prévoit d'atteindre les objectifs présentés lors de la publication des résultats de l'exercice 2004, soit un chiffre d'affaires de □ 560 millions et un EBIT de □ 18 millions.

Opérations

Le premier trimestre 2005 a été également marqué par un renforcement des offres de produits en particulier les serveurs NovaScale, à base de processeurs Intel, les serveurs Escala à base de processeurs Power 5 ainsi que l'offre sécurité du Groupe.

Au cours de la même période, Bull a remporté des contrats significatifs dans le domaine des serveurs NovaScale en environnement ouvert ou sous système GCOS et dans celui des services d'infrastructures complexes.

Le plan d'action 2005

Fort d'une situation financière saine, s'appuyant sur une base de clientèle solide, Bull a défini pour 2005 un plan d'actions en cinq étapes, visant à mettre le Groupe sur une trajectoire de croissance profitable.

Ces étapes sont :

1/ la constitution d'une équipe de direction alliant expériences externes et internes
2/ la mise en place d'un système de management tourné vers l'efficacité opérationnelle,
3 / la définition des cinq programmes opérationnels prioritaires suivants :
o Accélérer l'amélioration des activités de services en France, l'objectif étant d'améliorer la profitabilité de cette activité et d'atteindre, à l'horizon 2007, une rentabilité opérationnelle supérieure à 5%
o Redresser les activités en Italie, l'objectif étant l'atteinte de l'équilibre à la fin de l'année,
o Dynamiser l'effort commercial par l'optimisation du dispositif ainsi que par une focalisation sur les offres et marchés prioritaires,
o Améliorer la productivité et maintenir un contrôle strict des coûts
o Améliorer l'exécution dans les domaines de la conduite de projets, du manufacturing et de la supply chain.

4/ La redéfinition et le recentrage des axes stratégiques prioritaires pour la croissance.

5/ La finalisation au cours du second semestre d'un business plan à long terme

Conclusion

Didier Lamouche, Président Directeur Général, a déclaré : " La mobilisation des équipes qui s'est traduite par une très bonne performance des commandes au premier trimestre 2005 démontre le potentiel de rebond de Bull. La montée en puissance de la nouvelle équipe et le traitement des zones de faiblesse seront des éléments déterminants pour amplifier notre performance opérationnelle. L'un de nos défis à court terme reste la restauration de notre image qui ne reflète pas le potentiel humain et technologique de Bull."

Press Release

Bull: 1st Quarter 2005 Revenue
and 2005 Action Plan

Revenue stabilized
Orders up by 24%

Paris, May 12th 2005: Group Bull's revenue for the 1st quarter 2005 stood at □257 million compared to □262 million, a decrease of 2%, for the same period last year, confirming the upturn already observed in the second half of 2004.

Orders increased by 24% in the 1st quarter 2005 representing the highest increase since 2002. This growth applied to products and, to a lesser extent, to services and concerned most of the Group's geographies - further indication of the Group's ability to grow its revenues again.

For the 1st half of 2005, Bull expects to reach the objectives presented together with its 2004 results, i.e. revenue of □560 million and an EBIT of □18 million.

Operations

During the 1st quarter 2005, Bull strengthened its product offering, in particular the Intel(r) processor based NovaScale servers, the Power 5 based Escala servers, as well as its security product line.

During the same period, Bull also won a number of key contracts with its NovaScale servers, both in open and GCOS environments, and in the management of complex infrastructures.

2005 action plan

Backed up by a healthy financial situation and a solid client base, Bull has defined a five-step action plan for 2005 aimed at setting the Group on a profitable growth path.

These steps are as follows:

1/ Composition of a top management team bringing together internal and external talent.
2/ Implementation of a management system focused on operational efficiency.
3 / Definition of five key operational programs:

- o Speed up the improvement of French services activities, the objective being to improve their bottom line performance and achieve operational profitability above 5% by 2007,
- o Achieve turnaround of operations in Italy, the objective being to reach breakeven at the end of 2005,
- o Launch a sales stimulation effort through process optimization as well as focusing on priority markets and offerings,
- o Improve productivity and maintain tight cost control,
- o Improve execution in both project and supply chain management, and in manufacturing.

4/ Redefinition and refocusing of strategic orientations prioritized according to their growth potential

5/ Finalization during the second half of 2005 of a long-term strategic business plan

Conclusion

Didier Lamouche, Chairman and Chief Executive Officer, stated: "The focus of our teams helped us to achieve a very good level of orders in the first quarter and demonstrated Bull's potential to bounce back. The gearing up of the new top management team and the turnaround of areas in which we are weak will certainly boost our operational performance. In the short-term, one of our challenges is to restore our image which does not reflect the quality of our people and our technology".

Bull: 1st Quarter 2005 Revenue and 2005 Action Plan

Revenue stabilized - Orders up by 24%

Paris, May 12, 2005 -

Group Bull's revenue for the 1st quarter 2005 stood at 257 million euros compared to 262 million euros, a decrease of 2%, for the same period last year, confirming the upturn already observed in the second half of 2004.

Orders increased by 24% in the 1st quarter 2005 representing the highest increase since 2002. This growth applied to products and, to a lesser extent, to services and concerned most of the Group's geographies - further indication of the Group's ability to grow its revenues again.

For the 1st half of 2005, Bull expects to reach the objectives presented together with its 2004 results, i.e. revenue of 560 million euros and an EBIT of 18 million euros.

Operations

During the 1st quarter 2005, Bull strengthened its product offering, in particular the Intel® processor based NovaScale servers, the Power 5 based Escala servers, as well as its security product line.

During the same period, Bull also won a number of key contracts with its NovaScale servers, both in open and GCOS environments, and in the management of complex infrastructures.

2005 action plan

Backed up by a healthy financial situation and a solid client base, **Bull has defined a five-step action plan** for 2005 aimed at setting the Group on a profitable growth path.

These steps are as follows:

1/ Composition of a top management team bringing together internal and external talent.

2/ Implementation of a management system focused on operational efficiency.

3 / Definition of five key operational programs:

o Speed up the improvement of French services activities, the objective being to improve their bottom line performance and achieve operational profitability above 5% by 2007,

o Achieve turnaround of operations in Italy, the objective being to reach breakeven at the end of 2005,

o Launch a sales stimulation effort through process optimization as well as focusing on priority markets and offerings,

o Improve productivity and maintain tight cost control,

o Improve execution in both project and supply chain management, and in manufacturing.

4/ Redefinition and refocusing of strategic orientations prioritized according to their growth potential

5/ Finalization during the second half of 2005 of a long-term strategic business plan

Conclusion

Didier Lamouche, Chairman and Chief Executive Officer, stated: "The focus of our teams helped us to achieve a very good level of orders in the first quarter and demonstrated Bull's **potential to bounce back**. The gearing up of the new top management team and the turnaround of areas in which we are weak will certainly boost our operational performance. In the short-term, one of our challenges is to restore our image which does not reflect the quality of our people and our technology".

Contact

Bull
Patrick Massoni
Investors relation
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 36 - Mobile:
E-mail: patrick.massoni@bull.net

SWsoft and Bull announce a worldwide agreement to resell the Virtuozzo Server Virtualization Software on Bull's Intel®-based servers

SWsoft's Virtuozzo software will be available on Bull NovaScale® servers and EXPRESS5800 servers

Herndon, VA, and Paris, France May 20, 2005 -

Today, SWsoft, the established leader in server automation and virtualization software, and Bull, an international IT company, have announced an agreement to resell SWsoft's Virtuozzo™ server virtualization software. Through this agreement, Bull will integrate SWsoft's Virtuozzo for Linux® and Virtuozzo for Microsoft® Windows® virtualization software for existing and new server deployments.

SWsoft's Virtuozzo for Linux® and Virtuozzo for Microsoft® Windows® will be available on Bull NovaScale® blade servers, large NovaScale® SMP servers based on the Intel® Itanium® 2 processor family and Bull EXPRESS5800 servers running on the Intel® Xeon™ processor family.

"*Virtuozzo is a powerful server virtualization solution,*" said Henri Pfahl, Director of Bull's Intel® based servers Business Unit. "*The combination of Virtuozzo software and NovaScale servers will provide a high level of flexibility for deploying and operating multiple virtual servers on one or several physical servers. Moreover, it will facilitate administration tasks and reduce operation costs.*"

"*We are pleased that Bull has selected Virtuozzo to be its virtualization technology on its NovaScale server range and EXPRESS5800 servers,*" said Serguei Beloussov, CEO, SWsoft. "Bull has incredible reach and focus in delivering complete solutions integrating the best hardware and software solutions that match the needs of the largest and most complex IT infrastructure deployments. Virtuozzo scales to the full capacity of the hardware and knows no virtualization limits, which makes it an ideal solution for server consolidation, high availability, development and testing applications."

A Better Way to Virtualize - High Performance and Comprehensive Management Tools

SWsoft introduced the first and only Operating System (OS) level virtualization solution for Linux® and Microsoft® Windows® that creates multiple isolated Virtual Private Servers (VPSs) on a single physical server enabling each VPS to perform and execute exactly like a stand-alone server.

The core benefits of Virtuozzo include:

- **High Performance** - "Thin" technology that adds no system calls or overhead

- **Expansive Hardware and Software Support** - Interacts with existing OS and hardware; fully supports native 32 and 64-bit, SMP and blade servers

- **High Scalability** - A single physical server can house tens or hundreds of VPSs

- **Complete Isolation** - Each VPS is completely isolated using a Kernel Abstraction Layer and Virtuozzo File System

- **Robust Resource Management** - Complete control over CPU, memory, disk and network I/O

- **Powerful Management Tools** - Easily manage large and potentially remote groups of servers and VPSs with a full set of administrative and VPS owner tools

- **Rapid ROI** - Virtuozzo drives lower hardware, software and management costs minimizing total cost of ownership and facilitating a rapid ROI.

Bull NovaScale Family Secure Microsoft® Windows® and Linux® Servers for Enterprise Applications

- Bull's SMP NovaScale server range is a new generation of high end and open, mainframe-class servers built on a very innovative and modular architecture supported by the Intel® Itanium® 2 processor family. The NovaScale servers run the Microsoft® Windows® and Linux® operating systems and are a proven alternative to traditional enterprise servers.

- Bull's NovaScale Blade servers are based on the Intel® Xeonœ processor family. They run Microsoft® Windows® and Linux® operating systems and provide the highest density and the lowest costs of administration and operation. They are specially designed to support thin client applications, replicated applications or physical consolidation.

- Bull EXPRESS5800 servers are low cost servers that run on the Intel® Xeon™ processor family. EXPRESS5800 servers are ideal for running distributed Microsoft® Windows® or Linux® applications at workgroup or enterprise levels.

Availability dates

Virtuozzo will be available on Bull NovaScale servers on Linux® RedHat 3.0 in June 2005, on Novell SUSE® Linux in Q3 2005 and on Microsoft® Windows® Server 2003 in Q4 2005. Virtuozzo is already available on EXPRESS5800 servers and NovaScale Blade servers on Linux® RedHat and Microsoft® Windows® Server 2003 and will be available on Novell SUSE® Linux in Q3 2005.

About SWsoft

SWsoft is the recognized leader in server automation and virtualization software for service providers and enterprises. With more than 10,000 customers in over 100 countries, SWsoft's suite of products delivers proven performance, reliability, manageability and value. Headquartered in Herndon, VA, with offices around the world; SWsoft is a privately held, high growth company, offering comprehensive solutions including: Virtuozzo, Plesk, PEM, HSPcomplete and SiteBuilder. For more information about SWsoft, visit www.sw-soft.com

Press contact
Rufus Manning - (703) 234-1865 - rmanning@sw-soft.com

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 35 89 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

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Bull announces NovaScale® 5085 and 6085 eight processor ultra compact servers

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Providing easy administration, flexibility and modularity, these Intel® Itanium® 2 based servers reduce infrastructure operational costs

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Paris, May 20, 2005 -

Bull today announces the new 8 processor NovaScale 5085 and 6085 servers. Very compact and equipped with powerful administration tools, these servers reduce overall implementation and operational costs, in particular those of complex infrastructures such as Grid or Cluster, associated with a large number of servers. They run Microsoft Windows® and Linux® operating systems.

See also

- Novascale :
- White pape Mainframe Application Microsoft® Windows®
- White pape Mainframe Application Linux®

Highly flexible and modular compact servers

Thanks to the optimised 8U module supporting up to 8 processors and including up to 4 internal disks, the NovaScale 5085 and 6085 models supplement the NovaScale range by offering a density twice that of the NovaScale 5080 and 6080 servers. They are available in a low (19U) or high (40U) cabinet, the latter being able to house 4 eight processor servers.

Equipped with NovaScale Master Software, these new models are particularly simply to install, operate and manage.

Powerful partitioning and virtualisation functionalities

Resulting from Bull's partnership with SWsoft, these NovaScale servers will be incorporating the Virtuozzo software developed by SWsoft allowing the virtualisation of numerous servers on the same physical server, irrespective of the operating system: Microsoft Windows® or Linux®.

The difference between the NovaScale 6085 and 5085 model is to be found in its capacity to provide physical partitioning by groups of 4 processors, delivering a superior level of flexibility.

"*We designed the Bull NovaScale 5085 and 6085 servers for companies that wish to benefit from ultra-compact, powerful and robust servers. Moreover, the possibility of having multiple virtual servers and the physical partitioning on the NovaScale 6085 model provides very high level of modularity and flexibility. Whether running under Microsoft® Windows® or Linux®, these new NovaScale servers are a true alternative to traditional infrastructures*" stated Henri Pfahl, director of Bull NovaScale Servers.

Designed for Grid and Cluster Infrastructures

The NovaScale servers are designed for Grid and Cluster infrastructure deployments and to host distributed databases such as Oracle 9iRAC and Oracle 10g, "datamarts" at the heart of decisional systems, and replicated applications that benefit from the power of large multiprocessor servers. They are also perfectly adapted to host scientific and technical applications, through the combination of the power of their architecture with the performance of the Intel® Itanium® 2 processors.

Draw upon the evolutions of Intel "dual-core" and "multi-thread" processors

NovaScale servers' architecture provides extended granularity and modularity. Through the use of Intel® standard chipsets, the large NovaScale servers can benefit, as of their availability, from the latest evolutions of the Itanium® processors, in particular the future "dual-core" and "multi-thread" processors, so as to offer more power and parallelism.

"While helping organizations benefit from the leadership performance of the Intel® Itanium® 2 processor, the unique compact design 8-way NovaScale servers showcase Bull's capability in developing innovative, standards-based solutions that can help customers grow their business while reducing costs", stated Kirk Skaugen, general manager, Server Platforms Group Marketing, Intel.

Pricing and characteristics of the new Bull NovaScale 5085 and 6085 servers

Physical partitioning differentiates the NovaScale 6085 server from the NovaScale 5085. Offering full compatibility with the complete range of large SMP NovaScale servers, the new servers are available from May 2005 at an entry price of 55,000 euros.

The main characteristics or the new servers are:

- 8U module including 2 Quad Brick Blocks (each 4 processor blocks), 2 I/O modules,

- 8 Intel® Itanium® 2 processors, 64 GB memory,

- 2 x 6 slots PCI-X 133 MHz

- 2 to 4 Internal SCSI disks and/or external SCSI or RAID Fibre Channel systems;

- From 1 to 2 physical partitions (Bull NovaScale 6085 model only);

- Available with Microsoft® Windows® Enterprise Server 2003, Microsoft® Windows® DataCenter Edition, Linux® RedHat Advanced Server3, Novell® SUSE® Linux Enterprise Server 9.

For more information

To find out more about the Bull NovaScale offer: www.bull.com/novascale

Also see the White Papers:

"Mainframe Applications under Microsoft® Windows®"
http://www.bull.com/novascale/dc/windows.php
and "Mainframe Applications under Linux®"
http://www.bull.com/novascale/dc/linux.php

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 35 89 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net



Bull Evidian launches "IDENTITY AND ACCESS MANAGEMENT NOW>" an initiative to boost the deployment of identity and access management in large organizations

Bull Evidian facilitates the deployment of global Identity and Access Management (IAM) solutions and provides rapid Return on Investment.

Paris, May 24, 2005 -

Bull Evidian today announces 'IAM NOW>' , a program dedicated to large organizations wishing to reinforce their agility, reduce their costs, increase their overall security level and strengthen regulatory compliance. IAM NOW has been conceived to facilitate the deployment of unified Identity and Access Management infrastructures, with rapid ROI.

With its white papers, modular packaged solutions and dedicated services, IAM NOW> is meant to help organizations to identify key priorities for a rapid return on investment. IAM NOW> also enables the deployment of a modular, step-by-step, global and integrated approach to identity management.

"*In today's networked world, IAM has become a major challenge for most large organizations*" said Philippe Destison, Director of Bull security activities. "*Having to master complex, heterogeneous IT environments, organizations today have two possibilities: either use part of an IAM solution to answer short-term requirements, or deploy Identity and Access Management infrastructures. IAM NOW> is an all-in-one answer*"

IAM NOW>'s benefits include:

- Enhancement of user productivity and reduction of helpdesk costs, including the deployment of SSO

- Deployment of new secure online B2E, B2B and B2C services

- Identity administration cost reduction and reinforced security and agility with the Virtual Identity Repository and provisioning

- Strengthened regulation compliance (Sarbanes-Oxley, Basel II, HIPAA,&) with access control and audit

Based on the modular and integrated components of AccessMaster 7.0, IAM NOW> enables the progressive deployment of Identity Management. While offering investment optimization and rapid ROI, IAM NOW> facilitates the evolution towards global and integrated Identity and Access Management, a key for competitiveness.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies and proposes a wide range of services, from system integration consulting to outsourcing. Bull brings its customers its expertise and know-how to help them in the transformation of their information systems and optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors. Its distribution network spreads to over 100 countries worldwide.

Bull Evidian is Bull's secure management software unit. Bull Evidian is the leading European player in identity and access management software.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Bull Evidian announces its AccessMaster 7.0 software suite for Identity and Access Management

By introducing its Virtual Identity Repository (VIR) solution, Bull Evidian simplifies and accelerates the deployment of secure Identity and Access Management policies within large organizations

Paris, May 24, 2005 -

Bull Evidian today announces the availability of AccessMaster 7.0, the new release of its Identity and Access Management software suite, and confirms its leading position worldwide among the suppliers of Identity and Access Management (IAM) software.

"*Flexible management of identity and access is a key factor for the performance of organizations*" said Philippe Pradat, Director of Bull Evidian Product Lines. "*Until our announcement, the management of a large number of users could only be achieved through complex solutions: directory synchronization or virtualization Bull Evidian's Virtual Identity Repository (VIR) removes this constraint and offers a simplified approach that brings the best of both worlds, and enables the unified deployment of security policies.*"

With the interconnection of all directory information sources, through virtualization, Bull Evidian's VIR makes it possible to manage information wherever it is located, in a consistent manner. It also removes the obligation to deploy complex and costly synchronization policies via meta-directories and completes the virtual directory concept, associated with the security policy, while offering secure management, storage and provisioning of both sensitive data (certificates, passwords) and non-sensitive data (e-mail accounts, privileges&).

Organizations now have a simple and flexible way to implement the security policy that best fits their business processes and infrastructures.

In addition to its Virtual Identity Repository , AccessMaster's 7.0 release includes several other innovations, among them the automatic definition of provisioning rules and the launch of new generic security web agents. These and others strengthen AccessMaster's position as the leading global, modular, and natively integrated IAM software suite.

About AccessMaster

Evidian AccessMaster is a new-generation Identity and Access Management software suite to secure the extended enterprise. The first fully integrated suite of its kind, it offers comprehensive and modular security provisioning, Virtual Identity Repository, PKI certificate management, dynamic access control and SSO, across all environments, from legacy to web/J2EE

Deployed in many of the largest corporations in Europe, Asia and the

USA, AccessMaster enables organizations to strengthen agility, reduce costs, enforce security and improve regulatory compliance, in line with their business priorities and policies.

Global, modular, integrated and particularly scalable and flexible, AccessMaster solves today's needs with rapid time to value while laying the foundations for the fully Web-Services-based IT infrastructures of tomorrow.

More information: www.evidian.com/security

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies, and proposes a wide range of services, from system integration consulting to outsourcing. Bull brings its customers its expertise and know-how to help them in the transformation of their information systems and optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors. Its distribution network spreads to over 100 countries worldwide.

Bull Evidian is Bull's secure management software unit: the leading European player in identity and access management software.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Philippe Lederman is appointed Chief Financial Officer of Bull

Paris, May 26, 2005 -

Philippe Lederman is appointed Chief Financial Officer of Bull.

Philippe Lederman is a graduate of the Ecole Supérieure de Commerce in Lyon and holds a MBA from Texas University.

Philippe Lederman started his career in 1985 as financial controller at Aventis, which he left three years later to become deputy financial director of Sara Lee, with responsibility over financial control and accounting.

In 1992, Philippe Lederman was appointed chief financial officer of Motorola's radio-telephony division. He was then named chief financial officer of one entity in France and, in 1996, became chief financial officer of one of the company's European factories in Scotland.

Philippe Lederman joined Valeo in 1998 as chief financial officer of the electronic branch before being appointed, in 2000, chief financial officer of the electronics and connective systems activities.

Before joining Bull, Philippe Lederman was chief financial officer of the air conditioning activities, the largest branch of Valeo in terms of both turnover and international presence.

Didier Lamouche, Chairman and CEO of Bull, stated: "It is my pleasure to entrust Philippe Lederman with extensive responsibilities within the Company, at a time when Bull is demonstrating its potential to bounce back. His international and wide-ranging experience will be key to Bull's success. The arrival of Philippe Lederman completes Bull's management team".

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Bull NovaScale® 5160 server running an early version of Microsoft® SQL Server 2005 performs 12 865.4 QphH under the TPC-H benchmark at 1000 GB

The results obtained by the TPC-H benchmark set the NovaScale server, equipped with 16 Intel® Itanium® 2 processors, as the ideal platform to host Business Intelligence applications

Paris, June 7, 2005 -

Bull today announces the Bull NovaScale 5160 server has reached a performance of 12 865.4 QphH@1000 GB (Query per Hour) under the TPC-H Business Intelligence benchmark, running the latest preliminary version of the Microsoft SQL Server 2005 database.

The result, achieved in Bull's labs in France, demonstrates significant performance improvements compared to the Microsoft SQL Server 2000 version. It was established on a Bull NovaScale 5160 server. NovaScale server is used by Microsoft in Redmond for the optimization of SQL Server 2005.

The TPC-H benchmark is a renowned international benchmark that measures the performance of a complete platform, including server, database and storage components within the frame of Business Intelligence applications.

More and more companies, whichever business sector they are involved in, whichever department is concerned, require Business Intelligence tools. In this context, the performance of the new version of SQL Server 2005 on Bull NovaScale servers appears as a key asset giving a measurable competitive edge to their users.

"*Business Intelligence tools manage increasingly complex environments with increasing number of data, concurrent users and ad'hoc requests,*" stated Henri Pfahl, Vice President of the NovaScale server business unit of Bull. "*Evaluating and choosing the optimum data warehouse platform is key to take the right business decisions. With their respective offerings, Bull and Microsoft deliver the right combination.*"

SQL Server 2005 enhancements fit NovaScale benefits for deploying enterprise-class databases:

- **Performance and scalability** with SQL Server 2005 table partitioning, snapshot isolation combined with 64-bit technology and the powerful architecture of Bull NovaScale large SMP servers.

- **Superior levels of robustness** due to the combination of NovaScale reliability and availability features with SQL Server 2005 database mirroring, on-line restore and fast restart time.

- **High levels of security** with SQL Server 2005 new security model and data encryption combined with mainframe-class NovaScale server features

- **Improved flexibility** with Bull NovaScale partitioning and clustering features along with SQL Server 2005 Analysis Services cluster enablement.

- **Enhanced manageability** with Microsoft SQL Server Management Studio and SQL Profiler combined with the NovaScale Master Management solution.

"*These benchmark results prove that SQL Server 2005 running on a Bull NovaScale 5160 server can address very large-scale processing requirements. SQL Server 2005 together with NovaScale Intel® Itanium®2 based servers make an ideal platform for high-performing business intelligence applications*," said Don Petersen, senior product manager for SQL Server at Microsoft Corp.

Benchmark detailed results and configuration

Model: Server Bull NovaScale 5160
OS: Microsoft Windows Server 2003 Datacenter Edition
Number and type of processors: 16 Intel® Itanium® 2 - 1.6GHz, 9MB cache
Memory size: 64GB
Database size: 1TB
QphH@1000 GB: 12 865.4
$/QphH@1000 GB: $ 43.91

More information

- Transaction Processing Council site: http://www.tpc.org/tpch/

- Bull NovaScale servers offer: www.bull.com/novascale

- Choosing Windows® for the heart of the Data Center": http://www.bull.com/novascale/dc/windows.php

NovaScale is a registered trademark of Bull S.A.
Intel and Intel Itanium are registered trademark of Intel Corporation or its subsidiaries in other countries.
TPC Benchmark™, TPC-H, QppH, QthH and QphH are trademarks of Transaction Processing Performance Council
Other names and brands may be claimed as the property of others.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Guy Gautron is appointed Chief Information Officer of Bull and Director of Real Estate and General Services

Paris, June 9, 2005 -

Guy Gautron joins Bull as Chief Information Officer.

Guy Gautron, 49, is a graduate of the Institut National des Sciences Appliquées (INSA) in Lyon and holds a Master of Sciences from the Illinois Institute of Technology.

Guy Gautron started his career in 1982 at CIT Alcatel within the components division before joining IBM three years later to hold several management positions both in France and the United States.

He was then appointed Quality and Environment Director of ALTIS Semi-conductors industrial site in Corbeil Essonne, France. In 2003, he was appointed Director of Infrastructures in charge of implementations, IT, environment and general services.

Guy Gautron is appointed today as Chief Information, Real Estate and General Services Officer for Bull.

"I am pleased with the arrival of Guy Gautron at Bull, where he will actively participate in the Group's new developments. His deep knowledge of infrastructures and his international managerial experience will be key assets in the optimisation of our internal IT and the management of our general services", stated Patrick Semtob, General Manager of Groupe Bull, in charge of Human Resources.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Matthew Foxton is appointed Communications Director of Bull

Paris, June 13, 2005 -

Matthew Foxton is appointed Communications Director of Bull.

Matthew Foxton, 37, started as a communications consultant in France where he has spent most of his career.

Between 1995 and 1998, Matthew Foxton was in charge of internal communications for Astrium (ex Matra Marconi Space) leading a communications strategy policy in line with the commercial development of the group.

In 1998, he joined Sema Group as internal communications Director to set up a communications programme reflecting both the international dimension and fast multi-sector growth of the company.

Matthew Foxton was previously Vice-President, Communications for Novell Europe, Middle-East and Africa where he helped develop the international positioning of the company and also held marketing responsibilities.

Didier Lamouche, President of Bull, stated "*It is my pleasure to welcome Matthew Foxton. His international experience and his in-depth knowledge of the information technology market will be key assets to help restore Bull's image, so as to reflect the Company's real technological and human potential*".

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net



Oracle Sets World Record Performance on Bull NovaScale® 5160 server for a 16 CPU System on Windows with TPC-H One Terabyte Benchmark

Bull and Oracle Deliver Ideal Solution for High Performance Data Warehousing

Paris and Redwood Shores, Calif., June 21, 2005 -

Bull and Oracle today announced a record-setting TPC-H one terabyte data warehousing benchmark that sets the bar for the best performance result on the Windows operating system for a 16 processor system. This result outperforms in both performance and price, utilizing the same number of identical processors, the recently announced best performing Microsoft® SQL Server 2005 TPC-H one-terabyte result for a 16 processor system on Windows.(1)

Running on a Bull NovaScale 5160, with 16 Intel® Itanium® 2 1.6 GHz processors, Microsoft Windows Server 2003 operating system and using the Xyratex RS-1600-FC-SBD Storage enclosures, Oracle® Database 10g Release 2 with Oracle Automatic Storage Management achieved a record performance of 15,069/QphH@1000GB with a price-performance ratio of $44.33/QphH@1000 GB. A feature of Oracle Database 10g, Oracle Automatic Storage Management is a database files system that provides cluster file system and volume manager functionality. Oracle Automatic Storage Management delivers the performance of raw asynchronous I/O with the ease of management of a file system.

"*We're proud to showcase Oracle Database 10g's outstanding performance on Windows,*" said Richard Sarwal, vice president of Server Performance, Oracle. "*Oracle has a proven history of fine-tuning its products to perform well and consistently across different platforms, and the fact that Oracle Database 10g runs more effectively and cost-efficiently on Windows than Microsoft SQL Server is a testament to our efforts.*"

"*This benchmark result proves that NovaScale 5160 server running Oracle Database 10g can address very large-scale processing requirements,*" said Henri Pfahl, Director of the NovaScale server business unit of Bull. "*NovaScale Intel® Itanium® 2 based servers, together with Oracle Database 10g, is an ideal platform for high-performing data warehouse applications.*"

More and more companies, across industries and departments, have an increasingly greater need for decision support systems. Oracle Database 10g Release 2 on Bull NovaScale 5160 server, along with the specific decision support services provided by the Bull's service integration teams, deliver a measurable competitive edge to their users.

This benchmark adds to the extensive list of Oracle Database 10g performance world records, including world record TPC-H benchmarks in the larger scale factor categories - three and ten terabytes. With Oracle Database 10g, Oracle continues to provide customers with

industry-leading capabilities that support the most demanding data warehousing and transaction processing requirements. As the leading database for production data warehousing, Oracle Database 10g provides a single, integrated database engine for scalable and high performing data warehousing implementations. Oracle Database 10g Release 2 is scheduled to be generally available in mid-2005.

After the records set by the NovaScale servers in the High Performance Computing area (2), the results announced today in the business community are another proof of the power of the Intel® Itanium®2 based NovaScale range of servers.

About Oracle Database 10g

Oracle Database 10g is designed to be effectively deployed on everything from small blade servers to the biggest SMP servers and clusters of all sizes. It features automated management capabilities for easy, cost-effective operation. Oracle Database 10g's unique ability to manage all data from traditional business information to XML documents and spatial/location information makes it the ideal choice to power online transaction processing, decision support and content management applications.

About TPC-H

TPC-H is a decision support benchmark consisting of a suite of business oriented ad-hoc queries and concurrent data modifications. The performance metric is called the TPC-H Composite Query-per-Hour Performance Metric (QphH@Size) and reflects multiple aspects of the capability of the system to process queries. More information is available at http://www.tpc.org.

About Oracle

Oracle (NASDAQ: ORCL) is the world's largest enterprise software company. For more information about Oracle, visit our Web site at http://www.oracle.com.

Contacts

Eloy Ontiveros
Oracle - (650) 607-6458
eloy.ontiveros@oracle.com

Nicole Maloney
Zeno Group for Oracle - (415) 369-8103
nicole.maloney@zenogroup.com

Trademarks

As of June 20th, 2005:

Bull NovaScale 5160, 15,069/QphH@1000GB, $44.33/QphH@1000GB, available December 20, 2005 (best TPC-H

1TB performance result for 16 processor server on Windows)

HP Integrity rx8620, 13,637.8 QphH@1000GB, $54/QphH@1000GB, available December 7, 2005 (best performing Microsoft SQL Server 2005 TPC-H 1TB result for a 16-processor server on Windows).

SunFire E25K 59,435/QphH@3000GB, Oracle Database 10g, $101.00/QphH@3000GB, available July 27, 2005 (world record TPC-H 3TB performance result).

HP Integrity Superdome Enterprise Server 49,104.5 QphH@10000GB, Oracle Database 10g, $118/QphH@10000GB, available March 14, 2004 (world record TPC-H 10TB non-clustered performance result).

(1) Source: Transaction Processing Council (TPC), www.tpc.org
For more information on TPC-H and TPC-C benchmarks, please visit www.tpc.org. TPC is a registered trademark by the Transaction Processing Council.

(2) World First in Cryptography, Bull's Press Release September, 2004.
Unmatched I/O performance of Bull's high performance solutions with the Lustre file system; Bull's Press Release November, 2004. For more information on Bull news, please visit
http://www.wcm.bull.com/internet/pr/index.jsp

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

The National Oceanography Centre (NOC) achieves new ocean simulation results using Bull's high performance computing solution

TeraNova, a cluster of Bull NovaScale servers, has been used by NOC's to perform high-end simulations

Heidelberg, June 21, 2005 -

The National Oceanography Centre in Southampton is one of the world's leading centres for research and education in marine and earth sciences.

The oceans play a key role in the climate system but the difficulties of sustaining observations of anything other than the ocean's surface make good modelling of the ocean critical to advancing our understanding of potential changes in our environment. To simulate these effects, ocean models must use grids with spatial resolutions of less than 10km horizontally and have a vertical resolution of less than 10m. (See three images in figure 1).

The computing power required to achieve model integrations of worthwhile length (at least 30 model years) and adequate resolution (1/12o longitude= 9.3km at the equator) is enormous. Backed-up with 320 Intel® Itanium® 2 processors and 1.2 TB of memory organized in a cluster of twenty 16 way NovaScale servers, TeraNova enables an efficient simulation with 608M grid cells.

"*TeraNova demonstrates impressive scalability and copes extremely well with the intense I/O requirements. I was pleased to be able to try out the Bull NovaScale servers on a demanding problem*" said Dr. Andrew C. Coward. "*With sustained access to such facilities we could accelerate our research. My experiences show that Bull can offer a complete solution that meets our needs and can back this up with strong support services.*"

NOC accessed the TeraNova platform in 2005 to run its 1/12° model with additional relevant physics packages. One of these packages involves a representation of mixing within the ocean, taking into account the local gradient in terms of density and mix preferentially within stratified layers (as does the real ocean). The run achieved on TeraNova is probably the highest resolution global ocean model ever integrated with such complete physics. (Figure 2 illustrates a feature of the real ocean which this model has been able to simulate).

"*Bull is very pleased that new important results in Science are achieved thanks to our NovaScale servers. Bull is committed to bringing HPC solutions with exceptional performance/price ratio to the research community, thus enabling new discoveries*" commented Jean-François Lavignon, Director of HPC solutions at Bull.



Figure 1. The predicted Sea Surface Temperature (SST) for the Gulf Stream region after one model year of integration in three different versions of the global ocean model. The models differ only in their horizontal resolution. **Panel A**, shows the results from a 1° resolution model which fails to resolve a recognisable Gulf Stream.

At 1/4° (**panel B**), a narrow Gulf Stream is formed but it fails to leave the American coast at the correct latitude and penetrates too far north before beginning its eastward journey.

Our latest model with a 1/12° resolution (**panel C**), shows a much more realistic Gulf Stream which carries more and warmer water towards Northern Europe.



Figure 2: The salinity at 1000m in the North Atlantic (blue-low salinity; red-high salinity). In reality, high salinity water from the Mediterranean flows over the shallow sill in the Strait of Gibraltar and descends into the lighter Atlantic waters as a narrow boundary current around the Gulf of Cadiz. This is a difficult feature to model, requiring both high resolution and low numerical diffusion. The image shown here shows the salinity field after 35 days simulation on the TeraNova system. The high salinity

water can clearly be seen forming realistic features very similar to those observed in the area.

About the National Oceanography Centre

The National Oceanography Centre (NOC) opened in 1995 and is a purpose-built development creating a centre for some 450 research scientists, lecturing and support staff as well over 600 undergraduate and postgraduate students. With a turnover of around £20 million per annum, the Centre's objective is clear and ambitious: to play a strategic role in global interdisciplinary marine and earth sciences.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

About Bull

Press

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Bull and Fluent announce partnership to deliver Computational Fluid Dynamics solutions in the HPC market

Bull to demonstrate performance of Fluent on NovaScale servers

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See also

- Bull HPC solutions
- White pa revolutio
- Bull HPC stories

Paris, June 21, 2005 -

Fluent Inc., the world's largest provider of computational fluid dynamics (CFD) software, and Bull , provider of NovaScale computer systems, announced today their intent to work together to provide high performance computing solutions for the CAE community. As a new member of Fluent's partnership program, Bull will leverage its expertise in HPC applications and high end servers to ensure optimum performance of Fluent's software on the full range of NovaScale servers. As a proof of its commitment, Bull will be exhibiting at the European Automotive CFD Conference, EACC 2005, 29-30 June 2005 in Frankfurt (Germany).

At a time when the high-end MCAE (Mechanical Computer Aided Engineering) and HPC worlds are converging to deliver industry dedicated solutions, Bull is enlarging its application portfolio. "*Fluent is the first major MCAE ISV partner for Bull,*" said Jean-François Lavignon, head of Bull's HPC activities. "*Through this partnership, our customers will benefit from the simulation capacity of Fluent software and the performance of NovaScale servers to develop their products. We expect that the partnership with Fluent will expand our success In the HPC arena, particularly within the aerospace and automotive markets.*"

"*We are excited to be developing a strong partnership with Bull, which has proven expertise in working with leading research centres in the automotive and aerospace industries in Europe and for nuclear physics in France,*" said Barbara Hutchings, Director of Strategic Partnerships at Fluent. "*Through our technical collaboration, the two companies will ensure that Fluent customers who choose the NovaScale platform enjoy optimized performance and reliable operation.*"

Additional information about Bull High Performance Computing solutions is available at
http://www.bull.com/novascale/hpc/index.php

2005 European Automotive CFD Conference (EACC):
http://www.eacc.fluent.com

About Fluent

FLUENT
The Right Answer in CFD

Fluent is the world's largest provider of computational fluid dynamics (CFD) software and consulting services. Fluent's software is used for simulation, visualization, and analysis of fluid flow, heat and mass transfer, and chemical reactions. It is a vital part of the computer-aided engineering (CAE) process for companies around the world and is deployed in nearly every manufacturing industry. Using Fluent's software, product development, design and research engineers build virtual prototypes and simulate the performance of proposed and existing designs, allowing them to improve design quality while reducing cost and speeding time to market. Fluent's corporate headquarters are located in Lebanon, New Hampshire, USA, with offices in Belgium, England, France, Germany, India, Italy, China, Japan and Sweden. Its CFD software is also available around the world through joint ventures, partnerships, and distributors in Korea, Australia, Brazil, China, Taiwan, the Czech Republic, Middle East, and most European countries.

Web site : www.fluent.com

For more information, contact:
Jennifer Correa
Fluent Inc., 10 Cavendish Court , Lebanon, NH 03766
(603) 643-2600 Ext. 668 - jrc@fluent.com

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Quadrics and Bull demonstrate exceptional performance on three-rail clusters

Bull and Quadrics have cooperated to develop high-end solutions for HPC clusters using multi-rail QsNetII

Heidelberg, June 22, 2005 -

Quadrics and Bull have cooperated to develop high-end solutions for HPC clusters to bring unprecedented performance to those applications that require fast network communications.

Outstanding scalability of the bandwidth

On a three-rail $QsNet^{II}$ cluster of NovaScale servers a bandwidth of 2,541 GB/s has been measured using the PMB benchmark. Unlike other technologies, the latency of the network remains excellent even when all the nodes of the cluster are used, so that even with load-balancing Bull and Quadrics have been able to demonstrate latency under 5µs.

Multi-rail configurations are required to achieve good scalability on applications with a high level of communications between the MPI processes. With a three-rail network, the scalability between 16 and 32 processes has been multiplied by 10 on the Amber benchmark.

"*We are very pleased to see that the unique multi-rail feature of $QsNet^{II}$ delivers a perfect scalability while keeping excellent latency. With Bull NovaScale servers clustered by Quadrics, customers enjoy a high-end solution delivering outstanding productivity for the most demanding applications*" stated Cristoforo Romanelli, Managing Director of Quadrics.

"*Through our cooperation with Quadrics, Bull can provide solutions with unique performance levels resulting in quicker and more powerful simulations for our customers.*" declared Jean-François Lavignon, Bull HPC director.

About Quadrics

QUADRICS

Quadrics (www.quadrics.com) is a leading supplier and developer of high performance networking products and software for massively parallel systems.

Quadrics has its HQ in the UK and local presence in the US, China and Italy. Quadrics Ltd. is fully owned by Alenia Aeronautica, one of Europe's leading corporations and part of the Finmeccanica Group (www.finmeccanica.com).

The world's leading vendors and system integrators as well as major

supercomputing centers such as Pittsburgh Supercomputer Center, Lawrence Livermore National Laboratory, Los Alamos National Laboratory, Pacific Northwest National Laboratory and Sandia National Laboratory have selected Quadrics.

Contact
Federica Pisani
federica@quadrics.com

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

£10 million digital network boost for scottish schools

Pupils Benefit From Instant Access to Online Learning Tools

The Scottish Executive is investing £10 million in a country-wide digital network to boost delivery of the school curriculum. Pupils in almost 3,000 schools will benefit from this groundbreaking initiative, aimed to put Scotland's schools at the forefront of modern education in Europe.

Edinburgh, Scotland, June 29, 2005 -

The Scottish Executive selected Bull, Cisco Systems, ntl Business and Serendipity Interactive to design and build the digital network, which will provide both students and teachers with the most up-to-date learning materials to enhance lessons - such as DVD-quality video programmes, which can be delivered country wide using the Internet and streamed for local viewing over the schools local area network (LAN), and interactive websites. Teachers will benefit by being able to use technology more effectively in the classroom environment.

All schools throughout Scotland's 32 local authorities, including those with limited connection in remote areas, will benefit through faster, more reliable and user-friendly access to online resources as part of this visionary initiative.

The Scottish Executive worked closely with the 32 local authorities to select the four technology companies to design and build the digital network, which was implemented in just under three months. The rapid installation of the network means local authorities have an early opportunity to play a role in refining the user interface with teachers over the next few months and to work with the Executive and Learning and Teaching Scotland to develop the service over time.

With Bull serving as G-CAT prime contractor through its G-CAT status, the project includes 100 Bull Express5800 servers; a Serendipity Interactive content directory service, residing on the servers, that will help enable teachers to easily locate curriculum mapped resources for pre-positioning; a Cisco Application and Content Networking System (ACNS), comprising 3100 content engines, to distribute high-bandwidth web materials to each end-user without creating Internet

traffic 'bottlenecks'; ntl Business has designed and configured the complete solution while being responsible for the integration, implementation and roll out of the network. ntl Business will also maintain the network as part of a contract lasting for the next three years.

"The decision by the Scottish Executive to implement what will be one of the largest content delivery infrastructures in the world puts Scottish schools right at the forefront of online learning - bringing benefits to teachers and pupils alike," said Mike Dunk, CEO, Bull UK & Ireland. "Undertaking a project of this scale, under a deadline of three months, is a testament to the strength of the relationship between the Scottish Executive and the technology partners."

"The Scottish Executive and local authorities have displayed huge foresight by interconnecting all Scottish schools to the same content delivery network, rather than developing individual networks in each local authority area," said Gordon Thomson, General Manager for Cisco Systems Scotland. "Not only will it cost less to maintain a central system, it will also be easier for content publishers to distribute materials to a broad audience and it will deliver learning benefits to the next generation."

Tony Harris, Managing Director, ntl Business, said: "This project ensures that real benefits are delivered to all school children across Scotland by ensuring that curriculum content is updated, managed and delivered consistently in an effective and timely manner by exploiting technology. This initiative has placed Scottish education ahead of most other public sector and commercial organisations."

"Serendipity Interactive has worked closely with Learning and Teaching Scotland to deliver MYcontentdirectory, a customised Scottish curriculum version of our established MYiNTERNET software, to allow teachers to quickly locate relevant online Scottish curriculum content shared between their peers across the country. Our 'teacher friendly' interface maximises the Scottish Executive's investment in Cisco's excellent content delivery technology and delivers a powerful opportunity for shaping and sharing leading digital content in every classroom and for every child," said Brian Dickson, Director of Client Sales & Services for Serendipity Interactive.

About Cisco Systems

Cisco Systems, Inc. (NASDAQ: CSCO), the worldwide leader in networking for the Internet, celebrates 20 years of commitment to technology innovation, industry leadership, and corporate social responsibility. Information about Cisco can be found at http://www.cisco.com. For ongoing news, go to http://newsroom.cisco.com. Cisco equipment in Europe is supplied by Cisco Systems International BV, a wholly owned subsidiary of Cisco Systems, Inc

Press Contact:	Investor Relations Contact:	Analyst Contact:
Samantha Burrough	David Cook	David Taylor
Cisco Systems	Cisco Systems	Cisco Systems
+44 (0)20 8824 4652	+44 (0)20 8824 9712	+44 (0)20 824 8459
sburroug@cisco.com	davicook@cisco.com	dwtaylor@cisco.com

About ntl Business

ntl Business is a leading provider of communications services to businesses and public sector organisations. It offers a range of reliable voice services supported 24x7 by ntl's network and service management centres, and data solutions, from broadband internet access to fully-managed business critical communications networks.

ntl Business makes it easier and more cost-effective for customers to do business by bundling products and services together. Customers include T5, Cambridgeshire County Council, Southampton City Council and Next.

ntl is the UK's largest cable company with 3 million residential customers, and the UK's leading supplier of broadband services to consumers with over 1.3 million broadband customers. ntl's network can service 7.9 million homes in the UK.

ntl Press Contact: Kate Richardson, Nelson Bostock for ntl, +44 (0)207 229 4400, kate.richardson@nelsonbostock.com

About Serendipity

Serendipity Interactive's vision is "to develop software solutions that deliver productivity that benefits everyone".

Since 2000, it has developed Internet Access and Email Management Solutions, Next Generation Digital Signing software for Secure Document Transfer and Anti-Fraud Ticketing Solutions that have been bought by the Oil & Gas industry, Scottish Police & Local Authorities, Central Government and various Stadia/Sporting venues.

The company markets its solutions through approved Sales & Systems Reseller Partners who vary from small local consultancies to some of the largest and most respected International ICT Systems Integrators.

www.serendipity-interactive.com

Serendipity Press Contact: Stephen Arnott, Serendipity, 0800 074 4748, steve@mysi.co.uk

About Bull

Bull designs and develops servers, software and services for an open

environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Micro Focus and Bull pursue their partnership for the distribution of Micro Focus Cobol solutions

Bull and Micro Focus will enable users to face the stakes of legacy applications modernisation

Paris, July 1, 2005 -

Micro Focus International Ltd., a leading provider of legacy development and deployment software, for migration and extension to existing applications and Bull today announce the extension of their present world-wide partnership for the distribution of development solutions and the integration of Micro Focus Cobol on the Bull NovaScale and Escala servers.

Under the terms of this partnership, Micro Focus will rely on Bull's dedicated competence centres as well as its extended sales network. Both companies are to develop strong joint marketing, promotional and training actions.

This partnership covers the following areas:

- Micro Focus Server Express™: the Server Express™ solution reduces the applications development cycle and also boosts their integration within Unix and Linux based platforms. It will be part of the Escala offering thanks to an OEM (Original Equipment Manufacturer) agreement.

- Micro Focus Net Express®: the Net Express solution provides a complete environment for Cobol applications modernisation and development within Microsoft .NET, client / server and Web environments. Bull will distribute Micro Focus Net Express® within a distribution agreement.

"*By supporting a flexible integration of legacy applications on new competitive platforms and by associating performance and reliability, Micro Focus's offer allows our customers to evolve their applications at a rhythm of their choice. With this announcement Bull brings to large companies and public bodies a long term solutions*" said Michel Lepert, Bull Products and Services Managing Director.

"*Bull is a long time partner of Micro Focus. We are delighted to cooperate with Bull and provide assistance to customers on the strategic stakes of modernisation of their portfolio of legacy applications*" stated Patrick Rataud, Director of Operations, Micro Focus France.

About Micro Focus

MICRO FOCUS

Micro Focus is a leading provider of legacy development and deployment software for enterprise platforms. Micro Focus enables organizations to reduce costs and increase agility with minimal risk by reusing their legacy applications with contemporary architectures and Web services. Founded in 1976, Micro Focus is a global company with principal offices in the United Kingdom, United States and Japan.

For more information, visit http://www.microfocus.com "About Us" section.

Contacts

Lucile Hyon, Country Marketing Manager, Turquoise
+33 (0)1 55 70 40 11 - lucile.hyon@microfocus.com

Caroline Morice, Attachée de Presse, Kicom
+33 (0)6 07 95 67 11 - caroline.morice@noos.fr

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Bull and Metilinx partner on infrastructure optimization and consolidation

Enterprises benefit from more effective asset utilization, re-prioritization of investment.

Paris, France and San Mateo, CA July 1, 2005 -

Today, Bull announced that it has reinforced its present services capabilities in the areas of infrastructure virtualization, optimization and consolidation with MetiLinx offerings thus enabling customers to make better use of their deployed technology assets. The services are already being offered in France, and will be progressively available through Bull subsidiaries in more than 90 countries world-wide. These service offerings are part of a multi-year agreement between the two companies, whereby Bull will embed MetiLinx technologies into customized solutions as well.

"*Our partnership with MetiLinx will enhance our services offerings while assisting our customers in leveraging their existing IT assets. It will also provide Bull with flexibility for additional solutions in areas such as High Performance Computing and Continuous Data Availability, a key area of growth for Bull*" said Jean-Pierre Barbéris, General Manager of the services activities.

"*We are extremely pleased to have been selected by Bull as their strategic partner in this initiative. The combination of Bull's leading edge hardware, software and services with MetiLinx' powerful Infrastructure and Database suites will provide our customers with the ability to take their organizations to the next level of effectiveness*" said Stephen Richards, CEO of MetiLinx.

Bull is currently offering packages that improve the efficiencies of customers' IT infrastructure such as:

Asset Optimization - provides an overview snapshot of your current environment via auto-discovery methods, then focuses on identifying disconnects between business processes and actual IT system performance. This is normally followed by Consolidation and/or Optimization solutions.

System Optimization and Virtualization - Companies are searching for ways to reduce costs and alleviate the need to make new capital investments. IT organizations are tasked with trying to squeeze more processing power out of existing systems without affecting current business operations. Popular strategies include using virtualization technologies to enable greater processing on fewer servers.

System and Application Metering - delivers a simplified utilization measurement solution that allows you to monitor systems and applications to determine machine load, and who uses how much of what. Through reporting trends and simplified correlations of system utilization, enables better forecasting of future capacity needs.

Continuous Data Protection - provides a software replication framework that offers a non-invasive, platform-independent solution that maintains on-line replication and synchronization of data across WAN/LAN frameworks, the framework also enables the real-time recovery and synchronization of a data on a network from other database(s) within the CDP framework

About MetiLinx

MetiLinx, Inc. is the leading provider of software technologies for utility computing in the heterogeneous data center. Its solutions address the most pressing issues facing technologists today - IT and server consolidation, utility computing and usage metering.

MetiLinx is a privately held company headquartered in San Mateo, Calif., with offices throughout North America and Europe. For more information, visit www.metilinx.com.

Press Contact

Metilinx
Tiffany Crane - Tel: (650) 292-9230 - tcrane@metilinx.com

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Bull NovaScale® 5160 server sets a record breaking price/performance under the TPC-H benchmark running an early version of Microsoft® SQL Server 2005

Bull NovaScale® 5160 server performs 13,769 QphH at 1000 GB at a price of $32.49

Paris, July 6, 2005 -

Bull today announces the Bull NovaScale® 5160 server has reached **a performance of 13,769 QphH@1000 GB** (Query per Hour) under the TPC-H Business Intelligence benchmark, running the latest preliminary version of the Microsoft SQL Server 2005 database. **The results achieved also set a world record in terms of price/performance with $ 32.49 per QphH**.

The new record was set with a Bull NovaScale® 5160 server equipped with 16 Intel® Itanium® 2 processors, running Microsoft SQL Server 2005 database on Microsoft Windows® Server 2003 and using Xyratex Storage enclosures. It demonstrates the exceptional capabilities of FAME (Flexible Architecture for Multiple Environments), the architecture for Bull's NovaScale® servers. This performance establishes Bull NovaScale as a key asset providing measurable competitive edge to their users

The TPC-H benchmark is a renowned international benchmark that measures the performance of a complete platform, including server, database and storage components within the frame of Business Intelligence applications.

Outstanding performance, outstanding price

At 13,769 QphH@1000 GB (Query per Hour), the Bull NovaScale® 5160 server's result is significantly higher than the previous record announced in June 2005, both in terms of price and performance.

"*Today's result is a milestone in the history of standards-based computing,*" said Henri Pfahl, Vice President of the NovaScale server business unit of Bull. "*It confirms the superiority of Bull NovaScale® servers, Intel® Itanium® and Microsoft technologies. Evaluating and choosing the optimum data warehouse platform is key to take the right business decisions. With our respective offerings, Bull and Microsoft deliver the right combination.*"

"*The performance achieved by the Xyratex Storage enclosures on a Bull NovaScale® 5160 server is a further proof of the reliability and performance of our offerings*" said Jon Haley, VP Sales and Marketing at Xyratex Storage Systems. "*These results make a compelling case for the technology and its implementation.*"

"*These improved results demonstrate that SQL Server 2005 together with NovaScale Intel® Itanium®2 based servers deliver outstanding performance for highly demanding Business intelligence*

Send

See also

- Bull Nova servers
- Microsoft Windows 2003 for Intel-bas servers
- Previous in June 2

infrastructures," said Bill Baker, general manager for SQL Server Business Intelligence at Microsoft Corp. "*The price/performance achieved by Microsoft and Bull also exemplifies our ability to provide cost effective Business Intelligence solutions that enable our mutual customers to have greater insight into their businesses for better decision making.*"

Benchmark detailed results and configuration

Model: Server Bull NovaScale® 5160
OS: Microsoft Windows Server 2003 Datacenter Edition
Number and type of processors: 16 Intel® Itanium® 2 - 1.6GHz, 6MB cache
Memory size: 64GB
Database size: 1TB
QphH@1000 GB: 13, 769

$/QphH@1000 GB: $ 32.49

More information

- Transaction Processing Council site: http://www.tpc.org/tpch/

- Bull NovaScale servers offer: www.bull.com/novascale

- White paper "Choosing Windows® for the heart of the Data Center": http://www.bull.com/novascale/dc/windows.php

NovaScale is a registered trademark of Bull S.A.
Intel and Intel Itanium are registered trademark of Intel Corporation or its subsidiaries in other countries.
TPC BenchmarkTM, TPC-H, QppH, QthH and QphH are trademarks of Transaction Processing Performance Council
Other names and brands may be claimed as the property of others.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Results for the first six months of 2005

Bull announces revenue upturn and confirms its profitability

Bull's board of directors, headed by Chairman and Chief Executive Didier Lamouche, met on July 21 2005 to examine the financial statements for the first six months of 2005.

Paris, July 22, 2005 -

Bull announces revenue upturn for the first time since 1999 and exceeds its revenue objective

- EBIT[1] : €18.2 million, in line with the objective

- Net income: €9.4 million

- The implementation of the 5-step 2005 action plan is already delivering noticeable results

- Backlog at the end of June 2005 increased by 19%

Didier Lamouche, Chairman and Chief Executive of the Bull Group, commented: "*Thanks to an organization that is being driven by a clear operational plan of action, Bull has recorded its first six months of growth since 1999. We have thus exceeded the objectives >set at the beginning of the year. Bull has clearly bounced back. Our open and innovative technology positions us favorably for long-term growth.*"

Revenue upturn

Revenue , up 1%, reached **€571.8 million**, above the objective of €560 million. This is mainly due to a net increase in revenue from the Group's product business (+10%). This growth reflects the fact that Bull's offering in the field of leading edge technologies is increasingly relevant and competitive. The services business achieved a very similar level of revenue to last year (-0.6%) and, encouragingly, an increase of 4% was recorded compared to the second half of 2004. The evolution of the Group's maintenance activities (-11%) was in line with forecasts.

During the first six months, orders increased significantly (+11%), made up as follows: +16% in products and +4% in services, reflecting the Group's new business momentum.

As a result, the backlog at the end of June 2005 was up 19% compared to the end of June 2004.

Confirmation of operating profitability

Gross margin was in line with expectations (at 26.4% of revenue). R&D expenses were maintained at 4.8% of revenue. SG&A expenses

were down by 3% compared to the same period last year, and accounted for 18.4% of revenue compared with 19.1% in the same period last year.

EBIT[1] , which amounted to **€18.2 million**, or 3.2% of revenue, was in line with the objective announced in February this year.

Improvement in net profit

The Group continued to rationalize and the costs entailed were partly covered by non recurring items (most notably, the sale of Bull's equity stake in Steria). Operating income[2], including non recurring items amounted to €13.7 million.

Thanks to the Group's sound financial footing, financial expenses for the period were reduced to 0.2% of revenue.

Net profit reached €9.4 million, compared with the €3.7 million achieved during the same period in 2004.

Reinforced financial structure

The Group continued to strengthen its financial structure during the first half of 2005. At the end of June 2005 net cash stood at 264 million compared with €237 million at the end of December 2004. Consolidated net equity grew to €80 million, compared with €65 million at the end of December 2004 (including IFRS impact).

Ongoing 2005 action plan

One of the main priorities of the first six months of 2005 was **the development and implementation of an operational action plan for 2005,** of which a number of steps have already been completed. In particular, a new top management team - bringing together both internal and external experience - has been constituted, and a new management system focused on operational efficiency has been established and is already delivering results.

The plan to improve the services business in France has been launched and is now entering its implementation phase. The recovery plan for the Group's Italian activities is underway and has already led to a significant increase in orders and revenue during the first half of 2005, in spite of a difficult local environment.

Outlook for 2005

In a market that remains cautious, particularly in Western Europe, Bull targets a higher revenue and EBIT objective in the second half of 2005 than that achieved in the first half of the year.

Bull P&L for the first six months of 2005

In millions of euros:

	First half 2005	First half 2004
Revenue	571.8	565.7
Gross Margin	150.9	158.7
R&D	(27.2)	(28.5)
SG&A	(105.3)	(108.3)
Exchange Gain/loss	(0.1)	(1.8)
EBIT[1]	18.2	20.1
% of revenue	3.2%	3.6%
Non recurring items	(4.5)	4.4
Operating income[2]	13.7	24.5
Financial Expenses	(1.0)	(16.1)
Goodwill		(3.5)
Taxes	(3.3)	(1.2)
Net income	9.4	3.7

(1)Earnings before interest and taxes

(2) Earnings before interest and taxes, including non recurring items

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

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Chunghwa Telecom, N°1 Telco in Taiwan, has selected Bull NovaScale blade servers running Linux®

The NovaScale blade servers will be used as Mail, Web, File and Database Servers are at the heart of the IT infrastructure

Paris, September 9, 2005 -

Chunghwa Telecom, Taïwan's incumbent and n° 1 telco has chosen Bull to modernize the IT infrastructure of the Yang-Mei and Xin-Yin centres. Backed-up by strong expertise in IT infrastructures and high-end servers, Bull has developed an IT infrastructure deployment solution based on high-end Bull NovaScale® blade servers featuring Intel® Xeon™ 2 processors.

The solution provided by Bull is based on 63 NovaScale blade servers running Linux®. They are used as Mail, Web, File and Database Servers.

Team's reactivity and competitive offering

Chunghwa Telecom issued late 2004 a call for tender related to the infrastructure of their Yang-Mei and Xin-Yin sites. At the end of the qualification process driven by Chunghwa Telecom experts, Bull won the contract for two main reasons: the reactivity of the teams and a competitive offering.

"Bull not only provided the most competitive solution but also provided outstanding technical expertise. I was greatly impressed by their ability to think outside of the box." said Chung-Chang Chen, Supervisor of Research Team, Information Centre, Telecommunication Laboratories Chunghwa Telecom "I wouldn't hesitate to recommend Bull's products and services to other organizations."

The architecture

-The Yang-Mei Centre that hosts the Telecom Research Facility where three chassis have been installed, holding a total of 35 NovaScale blades servers dedicated to the HiNet Internet and Mobile Telecom Services. The Central Region and Southern Region Branches will be connected to this Research Centre.

-The Xin-Yin Centre receives two chassis representing 28 NovaScale blade servers will be used by the Media-On-Demand Service (MOD), and the Northern Region.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of

standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Bull and HCL enter into strategic partnership

The Bull NovaScale server technology has been selected by HCL as the foundation of their high-end server range based on the Intel Itanium® 2 Processor Family

Partnership will address the upper segments of the fast-growing Indian IT market

Paris, Delhi, September 13, 2005 -

Bull and HCL Infosystems are announcing today a strategic partnership to expand HCL's portfolio of server offerings and to address market requirements for high-end IT solutions based on standard, modular building blocks.

As part of the relationship, Bull and HCL Infosystems entered into an Original Equipment Manufacturer (OEM) agreement, that will enable HCL to provide to its customers HCL-branded servers based on Bull's flagship NovaScale® servers, powered by Intel® Itanium® 2 processors as well as by Bull's innovative FAME (Flexible Architecture for Multiple Environments) technology.

The focus of the partnership is the Indian IT market, where HCL is a recognized leader. The partnership will enable HCL Infosystems to address higher-end requirements of its customers, in areas such as large-scale databases, ERP applications and Java and Microsoft® .net application servers. It will enable Bull to expand the geographical market reach of its technologies, establishing a channel into the fast-growing Indian IT market. According to an IDC prediction of December 2004, the Indian IT market is expected to grow by 22% in 2005.

HCL Infosystems will adapt the Bull servers to the specific needs of its customers and sell them under its own brand name, HCL Global Line. Bull will provide to HCL warranty and engineering support services, as well as comprehensive training for HCL's sales, pres-sales and support organizations. Both companies will jointly work on reviewing market opportunities and delivering the most adapted solutions to HCL's customers.

Financial terms and conditions of the partnership were not disclosed.

"*This partnership is a great example of the willingness of Bull to quickly expand the market reach of its NovaScale product line, and to implement the most adapted go-to-market strategies, notably in emerging geographies where demand for the newest and most performing technologies is very strong*", declared Bruno Pinna, Vice-President of Marketing at Bull.

"*We are delighted to enter into this partnership with Bull, a vendor with excellent technology and reputation. This is great news for our customers. This relationship will enable HCL to expand its offerings to them, and to cover the full range of their infrastructure IT requirements, notably where reliability and performance are critical*",

said George Paul, Executive VP of Marketing at HCL Infosystems.

"Intel is pleased to see the continued expansion of Itanium® 2 processor-based platform adoption into key markets like India", added Kirk Skaugen, General Manager of the Server Platforms Group at Intel. *"It is terrific to see our customers joining forces, expanding the Itanium® 2 ecosystem and helping offer these markets standards-based platforms delivering lower cost solutions and leadership price/performance. We are seeing great market demand for Linux and Windows-based Intel solutions in the India market, and look forward to watching new innovative customer solutions deployed by HCL leveraging the Bull NovaScale technology"*.

Announced in March 2003, the Bull NovaScale® server range is based upon its FAME architecture and the Intel® Itanium® Processor Family. Using market-standard building blocks, the FAME architecture represents a technological breakthrough for high-end, mission-critical servers, delivering significant improvements in price/performance.

Bull NovaScale servers have gained IT market recognition and won large customers, both end-user IT organizations and OEMs. They are used notably as data base servers and application servers as well as in HPC (High Performance Computing) applications. A prime example: NovaScale servers are the foundation of the largest scientific computer ever delivered in Europe, which is currently under installation and will be operational by the end of 2005.

HCL Infosystems is a proven leader in Indian IT space in PCs & server domain with a multitude products & services to offer . It has strong domain knowledge of various businesses and is today amongst top 3 vendors in Intel Server range and the only Indian vendor in Top 3 ranking. HCL Infosystems also has achieved high satisfaction ratings for it's server deployment across various verticals as indicated by 3rd party surveys.

About HCL Infosystems

HCL Infosystems, India's premier information enabling and integration company offers its customers technology solutions across multiple platforms. It has partnerships with some leading global player like Intel, Toshiba, Ericsson, Microsoft, Nokia among others.

HCL Infosystems has direct customer services center across 300+ locations and two ISO 9001 certified state-of-the-art manufacturing facilities. With a mission to provide world-class information technology solutions and services to enable its customers to serve their customers better, HCL Infosystems is forever setting new standards of IT in the country. Information about HCL Infosystems is available from the company's website at http://www.hclinfosystems.com/.

About HCL

HCL is a leading Global Technology and IT enterprise with annual revenues of $2.2 billion. IT Products and Services contribute to revenues of over $1.1 billion. The HCL Enterprise comprises two companies listed in India, HCL Technologies & HCL Infosystems. The 29 year old enterprise, founded in 1976, is one of India's original IT garage start ups. Its range of offerings span Product Engineering, Technology and Application Services, BPO, Infrastructure Services, IT Hardware, Systems Integration, and distribution of technology and

telecom products. The HCL team comprises of 26,000 professionals of diverse nationalities, who operate from 15 countries including 300 points of presence in India. HCL has global partnerships with several leading Fortune 1000 firms, including leading IT and Technology firms. For more information please visit http://www.hcl.in

Contacts

Satinder S Juneja : sjuneja@hclinsys.com
Sanjay Choudhury : sanjayc@vccpl.com

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

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Bull helps Belgian National Register to renew its IT equipment

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Bull secures seven-year infrastructure, €23 million contract

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- NovaScal series

Paris, September 14, 2005 -

The "Registre National" (national register) - part of the Belgian Interior ministry - which administers the database managing the country's entire population, regardless of their nationality or residency status, has turned to Bull for the renewal of its IT equipment.

Bull will provide 2 Bull NovaScale® 9000 systems. Powerful and scalable, these servers are based on the FAME architecture (Flexible Architecture for Multiple Environments) and simultaneously run several environments: Linux®, Window® and GCOS8.

This is a major contract in terms of value and operational period but also by the impact on the evolution of the Registre National. Through this contract, Bull plays an active role in the definition of the migration strategy that aims at evolving towards an open architecture over the next 7 years. This migration is part of the Belgian government's plan to implement e-government, an initiative in which the Registre National plays an especially pivotal role, not least in the roll-out of the electronic citizens' card which will soon enable inhabitants to access government services in a simple and secure way.

The Bull NovaScale® 9000 series

Developed by Bull, these servers reflect Bull's ambition to offer open and powerful environments based on standard technologies: the family of Intel® Itanium® 2 processors to meet the strong expectations in terms of openness, flexibility and business continuity.

They also reflect Bull's ambition to provide its GCOS customers a long-term evolution path. This includes giving them the best of what new technologies and standards can offer while protecting their current applications and investments.

The NovaScale® 9000 servers can run GCOS 8 on Intel's most powerful processors as well as on Bull's FAME architecture. The GCOS8 applications are thus fully compatible, without any modifications or recompilation.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT

infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Bull is 'Back in business'

Bull takes the initiative and launches new corporate identity with an advertising campaign

Paris, September 19, 2005 -

Bull is today unveiling a provocative advertising campaign in France, to mark the launch of its new corporate identity. The slogan, 'Back in business' signals that Bull is most definitely still here, and a force to be reckoned with. Bull has clearly bounced back.

The series of three simple, inverted visual images ('heart-monitor trace', 'fast rewind/fast forward' and 'No/oN') marks a shift in tone for Bull, which invites the reader to turn the page (and the image of Bull) upside-down. Each visual relates to one of three key stories: Bull's financial performance, its expertise in the latest technologies, and its commercial momentum.

The campaign, developed by TBWA\CORPORATE, will be run in France for a three-week period from 19 September to 8 October 2005. The media plan features full, back-page ads in a number of major business and IT titles.

New logo for a transformed company

Bull's new logo is a key element of the new corporate identity, symbolizing the company's modernity, power and vitality. The use of the color grey reflects Bull's status as a manufacturer with powerful technological expertise, while the accompanying touch of green provides a link to the company's past.

Reflecting a new Bull, the new logo links technology and simplicity with the move towards the Open Source world, powerful industry partners, new markets and new horizons.

Didier Lamouche, Bull Chairman and Chief Executive Officer explains: "*Today we are inviting everyone to discover the new reality of Bull: a successful, extremely high-tech, profitable and public enterprise, which is on the way back to success. And even if our corporate identity is evolving, the Bull brand remains because it represents our historical legacy and is a synonym for our expertise.*"

The second stage of Bull's return to the limelight will be marked by a subsequent advertising campaign, rolling out from the end of October, which will reveal the new face of Bull, its positioning and its offerings. The implementation of the new logo will coincide with the second campaign.

Contact

Bull

Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Bull Evidian acquires Enatel, specialized in enterprise single sign-on (E SSO)

Bull Evidian strengthens its position as European number one in identity and access management (IAM)

Paris, September 20, 2005 -

Bull Evidian has today completed the acquisition of Enatel, specialized in information systems access security and publisher of the WiseGuard software suite. The acquisition will enable Bull Evidian to strengthen its AccessMaster software suite, dedicated to identity management and secure access to information systems while reinforcing its own range of E SSO solutions.

"*This strategic acquisition marks a new phase in the development of Bull Evidian as a world-wide publisher of security solutions, and underscores Bull's momentum as Europe's number one in information systems security*," confirms Jean-Pierre Barbéris, General Manager of Bull's Services and Solutions activities. "*With Enatel's technologies we will be able to respond even more effectively to our customers' access management requirements, in terms of even greater modularity, easier deployment and faster return on investment*."

Enatel technology provides secure access to applications using unique user authentication combined with new tools such as smart cards and biometry.

Enatel's solutions make it much simpler to deploy a decentralized access management policy, building on the organization's existing infrastructure in a transparent way.

With a customer base incorporating a population of over 500,000 users Enatel's solutions are marketed and sold across Europe and have been chosen by many major companies including Renault-Nissan, Total and Suez.

"*Today, this marks a major step forward for Enatel, which will enable us to put our WiseGuard solutions onto the world stage and enable the combined Evidian/Enatel solutions to reach an even wider user community*," explains Hassan Maad, CEO and founder of Enatel. "*We will supply our customers with a comprehensive, modular solution that responds to their most urgent demands in terms of security, productivity and meeting new regulatory requirements*," Maad adds. He joins the Bull Evidian management team as Vice-President responsible for business development for the combined solution portfolio.

The acquisition is in line with the long-standing collaborative working relationship between the two companies, which most notably resulted in the integration of part of Enatel's technology into Evidian's AccessMaster enterprise SSO solution. Bringing together WiseGuard and Bull Evidian's own access management solutions will enable rapid capitalization on two complementary technologies and will offer a response to the growing need to bring information systems security in

line with new regulatory requirements, such as Sarbanes Oxley

About Bull Evidian

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. Bull brings its customers its expertise and know-how to help them in the transformation of their information systems and optimize their IT infrastructure and their applications.

Evidian, a subsidiary of Bull, is the European number one and one of the world's major players in Identity & Access Management (IAM). Evidian's AccessMaster new-generation IAM software suite integrates virtual identity management, provisioning, PKI, dynamic access control and SSO, in all types of environments: from traditional applications to Web/J2EE applications. Bull Evidian software helps numerous organizations in Europe, the Americas and Asia to improve their flexibility, reduce costs, enhance their security and improve their regulatory compliance (Sarbanes-Oxley, HIPAA, Bâle II,...). Evidian's IAM solution has been recognized by many international awards. In 2005, Bull Evidian launched 'IAM NOW >', an initiative designed to boost the deployment of identity and access management in large organizations, providing rapid ROI.

About Enatel

Enatel is a leading European provider of security and authentication solutions, specializing in enterprise single sign-on (SSO) access management. Since it was founded in 1998, Enatel has supported many large organizations in the deployment of major projects linked to user access security.

Bolstered by its wide experience with major public and private-sector organizations, Enatel has developed an innovative solution which provides a pragmatic response to a security problem long seen as especially complex: password management.

The modules within Enatel's WiseGuard software suite ensure that companies apply the rules of distributed security effectively, based on their existing infrastructure, while at the same time reducing the costs involved in aligning their access control with new regulatory requirements. Enatel grown strongly and has been consistently profitable since it was founded, and is making its mark as a visionary player in the industry, who can help customers successfully develop their new identity management systems.

Contact

Enatel
Catherine Pereira - + 33 (01) 41 11 55 65 -
catherine.pereira@enatel.com

Bull
Patrick Massoni - Analysts relations - + 33 (01) 80 32 36 -
patrick.massoni@bull.net

Total, France's biggest quoted company, implements Bull Evidian Single Sign-On (SSO)

Paris, September 20, 2005 -

Bull Evidian has been chosen by the Total group to support the roll-out of its SmartPass project, aimed at securing user access to its information systems with a smart-card and single sign-on (SSO) system.

Reinforced security and simplified access for the Total group's 111,000 employees

Total wanted to simplify password management and secure access to its applications using smart cards. The aim is also to improve usability and security (rigorous user identification, access control according to user profiles, audits and alarms), while at the same time reducing the support costs associated with the management of passwords.

Bull Evidian's SSO solution will enable users to access group applications (email, business-specific applications, internal Web-type applications, Citrix-type of applications etc) via a secure single sign-on. The solution, which will be integrated with the group's directories and in compliance with the security policy, will ensure that security is strengthened by increased complexity of passwords and their updating timings, as well as reducing the risks associated with divulging passwords. It will also encourage improved user productivity, by imposing the use of a single password offering faster access to applications, as well as self-management and access delegation capabilities for users.

"*Security policies make sense only if they are applicable and used by all. Bull Evidian's Single Sign On solutions enable us to increase our security while simplifying the life of our users*", said Philippe Chalon, CIO of the Total group.

SSO solutions are a key component of Bull Evidian's identity and access management (IAM) offering - an area where it holds the number one position in the European market. Evidian's SSO solutions have already been implemented by some of the largest organizations in Europe and worldwide. This is the first project to capitalize on the synergies linked to Evidian's acquisition of Enatel, demonstrating Evidian's technological excellence in the SSO domain and strengthening its position as one of the global leaders in identity management and enterprise SSO.

About the Total group

Total is a leading multinational energy company with 111, 401 employees and operations in more than 130 countries. Together with its subsidiaries and affiliates, Total is the fourth largest publicly-traded oil and gas integrated company in the world. Its businesses cover the entire oil and gas chain, from crude oil and natural gas exploration and production to the gas downstream (including power generation), transportation, refining, petroleum product marketing,

and international crude oil and product trading. Total is also a world-class chemicals manufacturer.

About Bull Evidian

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. Bull brings its customers its expertise and know-how to help them in the transformation of their information systems and optimize their IT infrastructure and their applications.

Evidian, a subsidiary of Bull, is the European number one and one of the world's major players in Identity & Access Management (IAM). Evidian's AccessMaster new-generation IAM software suite integrates virtual identity management, provisioning, PKI, dynamic access control and SSO, in all types of environments: from traditional applications to Web/J2EE applications. Bull Evidian software helps numerous organizations in Europe, the Americas and Asia to improve their flexibility, reduce costs, enhance their security and improve their regulatory compliance (Sarbanes-Oxley, HIPAA, Bâle II,...). Evidian's IAM solution has been recognized by many international awards. In 2005, Bull Evidian launched 'IAM NOW >', an initiative designed to boost the deployment of identity and access management in large organizations, providing rapid ROI.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Bull and NEC enter into a new collaboration model

NEC has reduced its stake in Bull from 10.1% to 3%, shifting position from a financial partner to an industrial partner targeting high-growth market segments

Paris, September 26, 2005 -

Bull announces today a redefinition of its long-standing equity and industrial partnership with NEC.

The relationship between Bull and NEC has been in place for many years. Significant milestones in the relationship included:

· A presence of NEC as a Bull shareholder since the early 90's, with NEC being an active supporter of Bull's successful recapitalization plan in 2004.

· Two-way exchanges of technologies in the 80's and 90's for mainframe systems.

· An OEM and collaboration agreement for the Express5800™ product line, a full range of servers leveraging x86 processors, that was put in place in 1997.

For their own financial reasons, NEC, previously a shareholder of Bull with 10.1% equity, has lowered its stake in Bull to 3.0%. The sale of Bull shares held by NEC took place today off the regulated market. At the time of issuance of this release all Bull shares eligible for sale have been successfully tendered into the market, demonstrating the renewed confidence of investors in the medium-term potential of the company.

At the same time, Bull and NEC, extending on their relationship over the long years, have decided to strengthen their industrial partnership, expanding their collaboration into new solutions business opportunities in high-growth market segments.

The two companies have entered into joint discussions to elaborate plans. As of now, the two companies are actively considering arrangements such as forming joint ventures or developing affiliates. For this purpose, NEC is considering an investment of up to 20 million euros.

A first target, security and identity management has been identified. Both companies will be working on mutual enrichment of product/solutions portfolio and will initiate a technology co-operation. Bull Evidian will be central to this co-operation, and an investment of 10 million euros is being considered by NEC for this initiative.

NEC and Bull will also be expanding already-existing collaborations through strong sales and marketing promotion activities. NEC and Bull will launch a joint initiative in the area of IT systems infrastructure, notably through marketing programs and the creation

of a European Technology Center demonstrating joint technologies.

Commenting upon the announcement, Mr Didier Lamouche, Chairman and CEO of Bull stated: "*Bull and NEC have been strong partners for many years. While NEC remains a Bull shareholder I am pleased to see NEC's involvement in Bull shift from a financial partnership to a more industrial one, into domains that represent strong growth potential*".

Contacts

Bull

Matthew Foxton - Communication
Phone: 33 (0) 1 30 80 37 33

Patrick Massoni - Analysts Relations
Phone: 33 (0) 1 30 80 32 36

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Regional Council of Bouches-du-Rhône chooses Bull to design and deploy its Ordina 13 project

60,000 laptops to be distributed to 10th grade students (year 10) and teachers in all the département's schools

Paris, September 29, 2005 -

Bull has been chosen by the Regional Council of the French département of Bouches-du-Rhône, to support its 'Ordina 13' project, which aims to bridge the digital divide while accelerating use of the Internet.

Bull will equip 130 high schools with a secured technical infrastructure, including Wi-Fi networks, LAN servers and Internet access. In addition, from September 2005, Bull will distribute 60,000 laptops to 10th grade students (aged 14-15) and their teachers.

"*Our motto has been to 'Give our children a better chance'. Our aim is to really enable all students to access a 'digital state of mind' culture, which is their driving force and a guarantee of their future integration,*" commented Félix Weygand, General Advisor in charge of new technologies within the Regional Council of Bouches du Rhône.

Its sheer size makes the Ordina 13 project a first in France. It gives all the pupils involved the opportunity to use these laptops wherever they are - at home or at school - with the support of the Regional Council, which provides 10 hours' monthly connection to their homes and is also equipping the schools with the necessary high-speed connections and desktop PCs.

Software (a word processor, spreadsheet and encyclopaedia) is preloaded on the portable PCs. They will be lent for a period of one school year, and given back at the end of the year to be updated and redistributed to new pupils. Security and Wi-Fi cards for access the school's local network and the Internet are embedded.

"*Bull's involvement and dedication have been key to building and deploying this infrastructure in all our schools, on time. Today, the project is fully operational and the 60,000 laptops can be distributed under the best possible conditions. I have been acutely aware of the commitment and understanding of Bull's teams in supporting the Ordina 13 project, which has received the Marianne d'Or award in the new technology category,*" explained Anne Brunel, CTO of Bouches-du-Rhône.

"*This project is part of our local government strategy, where we are aiming to be the leading IT supplier in France. Ordina 13 illustrates Bull's capacity to deploy innovative and secured solutions on a large scale. I am confident this project - a testament of our in-depth understanding of local authorities' emerging needs - will be rapidly duplicated in other regions in France, as well as the rest of Europe,*" confirmed Jean-Pierre Barbéris, Managing Director, Bull Services and Solutions at Bull.

Bull's achievements:

- Definition and deployment of the technical architecture and low cabling in every school. Bull also provided networking and servers, in co-operation with France Télécom and SNEF. The global infrastructure includes 520 servers, 6,200 Wi-Fi stations, 26,000 local network access points and 1,200 kilometres of cables. An authentication server is used to guarantee access security. Beginning in August 2003, this phase of the project was completed by the end of August 2005.

- Deployment of 60,000 laptops with - every September - delivery, installation and customization. Bull will also provide basic training to students. At the end of every school year, Bull will be responsible for cleaning and re-formatting the 60,000 laptops. 130 people have been working on this project over the last two months, ready for the distribution of the 60,000 laptops during October and November, and 90 will be involved in collecting them again next June.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Aquitaine Regional Council adopts new Business Intelligence solution combining Bull, Oracle and Business Objects offerings to manage its activities

Regional Council opts for cross-functional decision support solution - defined by Bull - based on Oracle Warehouse Builder, Oracle OLAP and Business Objects technologies.

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Paris, October 5, 2005 -

The Conseil Régional d'Aquitaine (regional council of the French region of Aquitaine) is charged with contributing to the area's economic and social development. This requires that they monitor the relevance and effective execution of the actions in which they are involved very precisely, against the backdrop of overall political priorities.

"*It is clear that we have to take account of the way regional funding is used, and we need to be capable of evaluating the relevance of our choices. Bull proposed an integrated decision-support solution based on Oracle business intelligence and Business Objects' technologies,*" explains Jean-Luc Mercadié, General Manager of Services for the region. "*Thanks to this system, we will be able to track the way that funds are being used to the finest level of detail, especially according to the main political concerns and by area.*"

From partial, financially-focused reporting to a cross-functional decision-support system

The previous reporting system was based on a number of different operational systems limited only to recording financial matters, and was unable to take into account the full range of information needed to effectively evaluate the activities being supported in the region.

The Regional Council therefore decided that it wanted to build a decision-support system linking all its information systems, which was also tailored to the needs of users with various job profiles, enabling different departments to carry out their own specific analysis.

"*This cross-functional approach means we have access to returns that go well beyond just the financial dimension. The Oracle Business Intelligence and Business Objects solutions were judged as the most scaleable and easiest to use providing a single tool to access all the data, even if it is relational or multi-dimensional*" confirms Jean-Luc Mercadié.

Bull integrates Oracle-Business Objects decision-support solution

Bull has been responsible for the integration and implementation of this business intelligence project, which is based around a datawarehouse architecture with a relational section and an Oracle OLAP cube, running under Oracle 9i and populated using Oracle Warehouse Builder.

Business Objects was chosen for its internet based data restitution tool, which enables simultaneous interrogation in a client-server environment or via the Internet of relational data and Oracle 9i, as well as multi-dimensional analysis directly from the Oracle OLAP cube.

"*Bull brought its full added value as an integrator to this project. Its multi-disciplinary approach enabled the development of a solution that brings together the most innovative skills and solutions, and meets our needs to greatest effect*" explains Jean-Luc Mercadié.

Business Intelligence supporting the management of the Region: rapid response and precision

The decision support solution that has been implemented will enable the 600 users from the Aquitaine Regional Council to access in excess of 65 'control panels', in order to analyze around 100 different indicators.

Rapid response: The Regional Council will be able to provide all the information relating to internal management, political or financial commitments, to elected representatives within a matter of minutes, in relation to the Region's chosen activity indicators.

The solution will enable targeted requests to be created as part of search for information, and to track subsequent development. It will be possible for budget information to be consolidated according to different management or geographic groupings, for example, to answer questions such as what grants have been given to a particular category of organizations over the year.

Business intelligence tools - incorporating both quantitative and qualitative indicators - will gradually be made available to all the Council's operational and support functions. They will be especially useful when it comes to analyzing grants given to businesses, and the number of jobs created over a given period. All in all, it will result in a real evaluation of public policies.

About the Conseil Régional d'Aquitaine

The Conseil Régional d'Aquitaine (Aquitaine Regional Council) is charged with managing skills identified in the Regional Law in respect of the political priorities established by its elected representatives. The Regional Council is mainly involved in economic development and employment; education, training and supporting young people; regional planning and development; transport infrastructure; and culture. The 85 Regional Councillors are directly elected. The Council's funding comes essentially from central government, and local direct and indirect taxation. In 2005, its budget was €972 million.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Bull and SAP strengthen partnership

Bull to offer outsourcing services around SAP solutions

Bull outsourcing service center awarded SAP Hosting certification

Paris, October 13, 2005 -

Following the certification of Bull's outsourcing services center at Trélazé, France, Bull and SAP are extending their partnership in the areas of outsourcing and hosting of mySAP ERP, mySAP Business Suite, and SAP NetWeaver solutions.

The certification is a testament to the fact that Bull's outsourcing services data center conforms to the high standards of quality, security and customer satisfaction defined by SAP.

Operating SAP solutions on behalf of customers requires a combination of SAP-specific technical expertise and the ability to manage high levels of complexity against a backdrop of extremely rapidly evolving environments. Bull offers flexible and modular solutions that provide year-round 24/7 service to its customers.

Bull offers all the necessary resources, tools, processes, methodologies and resources to ensure the optimum operation of its customers' SAP solutions, whether on a permanent or temporary basis. The company's comprehensive SAP expertise - encompassing functional consultancy, technical infrastructures and outsourcing - enables Bull to offer cost-effective, high-performance outsourcing and hosting solutions adapted to the specific requirements of each customer. In particular, this involves providing:

- Flexible, scalable access to operational services for SAP software, including remote systems administration, infrastructure and application monitoring, uninterrupted 24/7 services, technical assistance and support, application support and third-party application maintenance.

- Solutions to specific issues linked to the ERP life-cycle, such as the implementation of new modules or upgrades for new releases.

- Temporary or permanent operating environments, on a fully-operational or hosted basis.

"SAP is delighted to see Bull is now one of our selected certified partners. Offering SAP users optimized management solutions, on both operational and support sides, Bull enables our common customers to concentrate on their key mission, i.e. growing and aligning their management processes in line with their performance and profitability objectives ", confirms Loïs de Colbert, Alliances Director at SAP France.

"SAP's certification of our outsourcing services data center at Trélazé is a recognition of the high level of services that we have been

offering our SAP customers for more than five years now, as well as the intrinsic excellence of the center itself. Our portfolio of SAP-related services is particularly well suited to medium-sized enterprises who require high value-added services around their SAP solutions," adds Jean-Pierre Barbéris, General Manager, of Bull's Services and Solutions business.

Long-term partnership with SAP

This latest certification further strengthens the 14-year partnership between Bull and SAP. A Global Technology Partner since 1991, Bull has well-established Centers of Excellence in France and the German town of Walldorf, as well as specialist SAP teams in Belgium, France, Germany, Italy and the UK, amongst other places. Bull supplies the hardware platforms (from its Escala and NovaScale ranges) for some of SAP's largest customers in Europe.

When it comes to SAP services, Bull operates throughout the entire 'Design, Build, Operate' value chain: from architecture definition, systems integration and implementation, to outsourcing services.

Bull in outsourcing

Outsourcing services represent almost half of the turnover from Bull's services activities. The company's expertise is built around its highly secure and automated production and support centers, comprehensive skills around the full range of information systems components and large-scale technical environments operated by its customers (including multi-operating system and multi-platform environments), a customer-focused organization and standardized solutions.

In order to respond to emerging market demands, in 2004/2005 Bull formalized its innovative range of solutions based on significant technical and market-sector expertise: solutions outsourcing (for example, for electronic safe and virtualization requirements); Open Source software support, porting and hosting; auditing and optimization of production resources; and the provision of HPC (high-performance computing) power.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net